Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015.

Commission File Number 001-04547

UNILEVER N.V.

(Translation of registrant’s name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-                     .

CAUTIONARY STATEMENT

This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group’s Annual Report on Form 20-F for the year ended 31 December 2014 and the Annual Report and Accounts 2014. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Exhibit Number	Exhibit Description

1	Strategic Report

2	Governance and Financial Report

Unilever

MAKING SUSTAINABLE LIVING COMMONPLACE

ANNUAL REPORT AND ACCOUNTS 2014

STRATEGIC REPORT

Dove
gentle exfoliating

NEW DOVE BOTTLES – LESS PLASTIC, LOWER COSTS

Dove

In 2014 Unilever launched a newly developed packaging technology for Dove Body Wash bottles that uses 15% less plastic. Projected cost savings for the whole portfolio are €50 million. This is another substantial step towards the USLP target of halving Unilever's waste footprint by 2020.

The MuCell® Technology for Extrusion Blow Moulding was created in partnership with two packaging suppliers – ALPLA and MuCell Extrusion. By using gas-injection to create gas bubbles in the middle layer of the bottle wall, it reduces the density of the bottle and the amount of plastic required.

The technology represents a breakthrough for Unilever and the industry. With up to 59 million Dove Body Wash bottles sold across Europe, the new technology will save approximately 180 tonnes of plastic a year overall. A full roll-out across every Unilever product and packaging format could save up to 27,000 tonnes of plastic per year.

Unilever has waived exclusivity rights from 1 January 2015, so that other manufacturers can also use the technology.

OUR PURPOSE

UNILEVER HAS A SIMPLE PURPOSE – TO MAKE SUSTAINABLE LIVING COMMONPLACE. WE SEE IT AS THE BEST, LONG-TERM WAY FOR OUR BUSINESS TO GROW.

Our clear Purpose helps us to remain distinct in the eyes of consumers, retailers and suppliers.

It also means we can set an ambitious Vision – to double the size of the business whilst reducing our environmental footprint and increasing our positive social impact.

To meet our growth ambition we invest in people whose talent will help us win through our brands and innovation, unrivalled execution in the market place and a relentless focus on continuous improvement for greater efficiency.

Our environmental and social ambitions are driven through the Unilever Sustainable Living Plan (USLP), which has economic benefits and operates across all our brands, markets and our entire value chain.

Even when markets are tough we cannot ignore sustainability. If we did, this would diminish the future resilience of Unilever for its long-term shareholders.

We would miss out on the growing consumer preference for goods that do not damage the environment or exploit people.

Our entire business would rely on increasingly rare and expensive raw materials, pushing up our costs. Without more efficient use of energy our production costs would increase while we would miss considerable savings from more sustainable packaging and less waste.

We would also risk the disapproval of governments, regulators and NGOs, and our brands – Unilever’s crown jewels – could suffer reputational damage, representing serious economic loss to the business.

That’s why sustainability is at the heart of everything we do to ensure we have a viable long-term business that is attractive to investors.

ANNUAL REPORT AND ACCOUNTS 2014	CONTENTS
OUR ANNUAL REPORT AND ACCOUNTS 2014 IS IN TWO PARTS: OUR STRATEGIC REPORT The Strategic Report contains information about us, how we make money and how we run our business. It includes our strategy, business model, markets and Key Performance Indicators, as well as our approach to sustainability and risk. GOVERNANCE AND FINANCIAL REPORT The Governance and Financial Report contains detailed corporate governance information, how we mitigate risk, our Committee reports and how we remunerate our Directors, plus our Financial Statements and Notes.	Chairman’s statement	2
	Chief Executive Officer’s review	4
	Our performance	7
	About us	8
	Our markets	12
	How we create sustainable value	14
	– Our business model	14
	– Our strategic focus	15
	Delivering value for our stakeholders	17
	– Our consumers	18
	– Society	22
	– Our people	25
	– Our shareholders	28
	– Financial review 2014	31
	Our principal risks	36
	Summary remuneration report	38
ONLINE	Shareholder information	40

 You can find more information about Unilever online at www.unilever.com.

     For the latest information on the USLP visit www.unilever.com/sustainable-living.

     Our Strategic Report and Governance and Financial Report, along with other relevant documents, can be downloaded at www.unilever.com/ara2014/downloads.

	This Strategic Report has been approved by the Boards and signed on their behalf by Tonia Lovell – Group Secretary.

Unilever Annual Report and Accounts 2014	Strategic Report 1

CHAIRMAN’S STATEMENT

I AM PLEASED TO REPORT THAT 2014 WAS ANOTHER YEAR OF PROGRESS FOR UNILEVER ACROSS A NUMBER OF FRONTS DESPITE A DIFFICULT ENVIRONMENT FOR THE BUSINESS.

OVERVIEW

Tough economic and financial headwinds with continued competitive intensity made 2014 one of the most challenging years that the industry and Unilever have faced for some time. A slowdown in the growth of emerging markets proved a testing environment while consumers in developed markets continued to show caution. Volatile currencies were a further negative.

However, Unilever’s business model and strategy proved robust, delivering a competitive performance with underlying sales growth ahead of the market and solid margin expansion. Our growth model is based on a leaner, more agile Unilever and consistency of delivery in this more volatile market is key. The Boards remain convinced that a clear, purpose-driven business model is the best way for Unilever to continue generating sustainable, long-term returns for all stakeholders, including our shareholders, as proved by a year of strong, dependable cash flow and steadily increasing dividends. The full year dividend paid in 2014 rose to €1.12, a 7% increase on 2013.

HIGHLIGHTS

For me, the Boards’ highlights of 2014 were:

DEEP UNDERSTANDING OF THE BUSINESS

Investing in people and in innovation is crucial in this tough environment. To that end, the Boards were pleased to spend time at Unilever’s new state-of-the-art training facility in Singapore, and to see first-hand the high-quality innovations being developed for the Refreshment category at Unilever’s global R&D laboratory in Colworth, UK.

The volatile currency environment made our review of the Group’s treasury operations particularly pertinent. The Boards also spent time assessing the quality of talent management and Unilever’s competitive environment. Broad exposure to senior managers in 2014 allowed the Directors to gain a deeper understanding of the business and helped in the wider strategy discussions.

STRATEGIC DISCUSSIONS

The Boards held in-depth discussions with management on strategy and portfolio development with particular attention to changing market dynamics especially in emerging markets. Despite the short-term challenges, the Boards believe the growth story in these markets remains intact. The challenges in developed markets are no less important; one response to which is our new Baking, Cooking and Spreading Business Unit in Europe and North America.

The Boards also reviewed the progress made under the Unilever Sustainable Living Plan (USLP). The Directors are confident that the USLP remains hugely relevant in addressing today’s global challenges and will continue to be a long-term driver of profitable growth for Unilever.

BOARD COMPOSITION AND SUCCESSION

We continue to work on succession planning for both the Boards and management, and thorough processes are in place.

Our Directors bring complementary and relevant skills to the Boards. In addition to wide global experience, these skills include expertise on finance and accounting, consumer markets, science and technology, customers and marketing as well as government and legal experience.

I’m delighted that Feike Sijbesma has joined the Boards with effect from 1 November 2014. Feike, who has a wealth of experience as a sustainable business leader and in finance, food and nutrition, has already added considerably to the Boards’ discussions.

DIVERSITY

Over 40% of our Non-Executive Directors are now women. This is not surprising for a Group that has long understood the importance of diversity within the workforce and wider value chain. The progress made in employee diversity over recent years has been among the best in our sector and led to widespread external recognition.

UNILEVER’S AUDITOR

Our shareholders appointed KPMG as our new auditor at the AGMs in May 2014 and a smooth and well managed transition has been completed.

BOARD EFFECTIVENESS

Our Board evaluation in 2014 was externally facilitated and the results were discussed at the November 2014 Board meeting. The Boards continue to function well with good leadership and competent and engaged members. Good progress has been made on the actions agreed in previous evaluations. The actions agreed by the Boards in the 2014 evaluation included the continued focus on overall strategy, portfolio management, and succession and induction planning.

SHAREHOLDER AND STAKEHOLDER ENGAGEMENT

In May 2014 we bought out certain third party rights that were convertible in 2038 into over 70 million PLC ordinary shares. This simplified Unilever’s capital structure and enhanced core earnings per share. In addition, in 2014 we rolled out a new employee share scheme to align our employees’ interests with those of shareholders.

Unilever values open, constructive and effective communication with shareholders. In 2014, I again met with principal shareholders in Europe and the US. Together with management, we explained our strategy to shareholders through meetings, conferences and at our annual investor event.

In line with the focus on simplification in the business, the Boards have decided to simplify the 2015 AGMs. We will revert to holding the NV and PLC AGMs on consecutive days and will host our AGMs at Unilever offices in the Netherlands and the UK. More information can be found within the NV and PLC AGM Notices which will be published on 17 March 2015.

2 Strategic Report	Unilever Annual Report and Accounts 2014

STRATEGIC REPORT

The Boards’ objective is to meet high standards of disclosure and we consider this Annual Report and Accounts to provide a fair, balanced and understandable account of Unilever’s year in 2014 with the information required to assess performance, business model and strategy.

This 2014 Annual Report and Accounts is published in a two-part format: a stand-alone Strategic Report and a separate Governance and Financial Report.

Among many other things, this Strategic Report explains how Unilever fulfils its core Purpose of making sustainable living commonplace for consumers, society and people and how that delivers sustainable value for shareholders.

Finally, on behalf of the Boards, I would like to thank all Unilever’s 172,000 employees for their hard work in delivering good results in a challenging environment.

Michael Treschow

Chairman

For more information on Board evaluation and shareholder engagement, see pages 42 and 45 of the Governance and Financial Report.

Unilever Annual Report and Accounts 2014	Strategic Report 3

CHIEF EXECUTIVE OFFICER’S REVIEW

UNILEVER CONTINUED TO GROW AHEAD OF ITS MARKETS IN 2014 AND RE-AFFIRMED ITS REPUTATION FOR CONSISTENT TOP AND BOTTOM LINE GROWTH, ENSURING CONTINUED RETURNS FOR INVESTORS. PAUL POLMAN, CHIEF EXECUTIVE OFFICER, ANSWERS THE KEY QUESTIONS ABOUT 2014.

Q: HOW WOULD YOU SUMMARISE 2014 FOR UNILEVER?

A: In a volatile environment consistency of results is key. Our model calls for consistent, competitive, profitable and responsible growth. With 2.9% underlying sales growth, and good profit progress, this is the fifth consecutive year of top and bottom line growth. This was achieved despite a challenging external environment.

Our business is growing ahead of our markets with 60% gaining share and we believe this growth is also competitive. The Unilever Sustainable Living Plan (USLP) helps to ensure growth is responsible. The consistency of our delivery is underlined by the fact that our average growth over the last five years is 4.9%, making us one of the most reliable performers in our industry.

Q: HOW WOULD YOU CHARACTERISE THE EXTERNAL ENVIRONMENT IN WHICH YOU HAVE HAD TO OPERATE OVER THE LAST YEAR?

A: Very challenging and among the most difficult I can remember. We certainly faced more headwinds than tailwinds. For the first time in many years, for example, we had to confront the reality of largely flat developed markets and markedly slowing emerging markets. Indeed, markets slowed from some 3.5% in 2013 to around 2.5% in 2014.

At the same time, the world continued to be rocked by a combination of geopolitical instability and natural, climate-related disasters that have sadly become the norm.

All of these add a cost to doing business, which is why we believe that confronting these issues and looking for solutions to them – rather than just being buffeted by events – is the only long-term viable growth model. Agility is equally important in this environment and we have worked hard once again to reduce complexity and evolve the organisational model for speed and efficiency.

Q: WHAT PLEASED YOU MOST ABOUT THE COMPANY’S PERFORMANCE IN 2014?

A: The ability to deliver results while balancing the needs of our multiple stakeholders. The consistency of our delivery, even in these unusually volatile and uncertain conditions, helps. It reassures me that the fundamental pillars of the business are strong and that we have developed the resilience needed to compete even in the most difficult circumstances.

What pleased me specifically was that we were able to take the short-term measures necessary to respond to events – further tightening our belts, for example, and simplifying the organisation through initiatives like Project Half for Growth – while at the same time continuing to invest in the long-term drivers of growth. The launches of some of our biggest brands into new markets – like Omo in the Gulf, Clear in Japan or Lifebuoy in China – were great examples of this.

We also made a number of strategic acquisitions over the year to help strengthen our portfolio further: the Talenti super-premium ice cream business in North America, for example, and the Qinyuan water purification business in China, both take us into some attractive segments of the market.

I was equally delighted by the progress we made during 2014 in increasing our proportion of female managers. There is much still to do, but beating our stretching targets and ending the year with women representing 43.3% of all managers was a great achievement and a real sign of the commitment felt across Unilever to make progress in this area. Finally we have made further progress on sustainable sourcing, decoupling growth from environmental impact and increasing positive social impact throughout our value chain. This has further enhanced our corporate reputation and lowered risk and costs.

Q: WHAT DID ALL THIS MEAN FOR THE GROUP’S FINANCIAL PERFORMANCE?

A: Weakening consumer demand certainly impacted our underlying sales growth yet it provided a great opportunity to accelerate our efficiency effort. Growth was therefore profitable, with an improvement in core operating margin of 0.4 percentage points, driven by strong savings programmes. Tight control of working capital contributed to another year of healthy cash flow delivery (more than €3.1 billion) which – combined with the improvement in operating margin – contributed to earnings per share (EPS) growth of 2% (or 11% adjusted for currency impact).

RESHAPING OUR PORTFOLIO

We continued to reshape our portfolio in 2014 to ensure resources are best utilised for growth. In June we sold the Ragu and Bertolli pasta sauces business in North America for approximately US $2.15 billion. We invested capital in growth opportunities by acquiring a majority stake in the Qinyuan Group, a leading Chinese water purification business. This doubled our size in this sector, addressing a fast-growing consumer need and furthering our aim to grow our business sustainably. More details of our mergers and acquisitions activity can be found on page 29.

4 Strategic Report	Unilever Annual Report and Accounts 2014

Q: ARE THERE AREAS IN WHICH YOU WOULD LIKE TO HAVE SEEN MORE PROGRESS?

A: Even though we have made significant strides over recent years in improving our organisational agility and our ability to respond quickly to events, there is still room for improvement. I would like to have seen us react a little quicker, for example, to the slowdown in a number of markets, particularly China, where frankly we were caught off-guard by the speed and scale of weakening consumer demand. In terms of our categories, all of them contributed – albeit in different ways – to the overall performance of the Group and I have confidence in the strength and long-term growth potential of our portfolio.

We took steps last year to sharpen the portfolio even further with a number of strategic acquisitions and disposal of non-core brands, although there is always scope to do more and I would like to see the level of activity accelerate in the year ahead. It is also clear that we still need to do more to get our Foods category growing again, although we are winning market share.

This is a tough business to be in – with much of our portfolio in flat or even declining developed markets – but we have to do more to leverage the strength of our wonderful Foods brands and bring back the growth momentum. By contrast, while our Home Care and Refreshment categories delivered good or solid growth, we need to increase the levels of cash and profitability if we are to invest in the many growth opportunities. These will all be priorities in 2015.

Q: HOW DID UNILEVER SERVE THE INTERESTS OF ITS VARIOUS STAKEHOLDERS IN 2014?

A: Meeting the diverse interests of multiple stakeholders is a challenge for a company of Unilever’s size but also a great opportunity given our Vision to grow in a sustainable and socially inclusive way. Once again, we made good progress.

INVESTING IN EMERGING MARKETS

Unilever’s strategic commitment to emerging markets continued in 2014 with significant investments in brand launches, new production facilities and our operations.

We undertook major launches of brands including Lifebuoy into China and Omo into Saudi Arabia and the Gulf region. Brazil saw the entry of the Baby Dove range and Omo stain removers.

In China we undertook large capital expenditure, building a new dry savoury plant and a new washing powder factory. In Indonesia, large-scale capital investment was made in Siliwangi, creating a plant for Cikarang Foods, adding significant capacity to dry and wet savoury production. In the Philippines a new dry savoury factory was built. Detergent and ice cream factories were built in Africa.

We are extending our distribution reach in the outer islands of Indonesia, rural India and the north and central west of Brazil, while Singapore continues to be a major hub for our development of Unilever people at our Four Acres training campus.

There is no doubt that over the long term our investors have benefited from their continued belief in Unilever, with total shareholder return increasing by a further 18% in 2014. Our employees remain a key priority of course and, despite the constrained economic environment, we did not compromise on our investments in training, personal development, safety and other employee support programmes. It was heartening to see employee engagement scores remain at historically high levels in our annual Global People Survey (GPS), with improvements across all five metrics.

It is also clear that the demand to join Unilever has never been greater. We received over 2 million applications or expressions of interest in 2014 and for the second year running Unilever was ranked the third most in-demand employer among jobseekers on LinkedIn, behind only Apple and Google, as more and more young people want to work for purpose-driven organisations.

We also made progress in our commitment to serve a wider group of stakeholders through the USLP and our Vision of growing the business while reducing our environmental footprint and increasing our positive social impact, not only in that part of the business under our direct control but throughout the whole value chain. This manifests itself in many different ways – everything from playing our part in putting an end to deforestation to ensuring we embrace and advance human rights principles throughout the length of our supply chain. You can see a number of examples set out in other parts of this report.

It was pleasing to see our efforts recognised once again in 2014, including regaining sector leadership in the prestigious Dow Jones Sustainability Index (DJSI) and being ranked – for the fourth year running – as the Number One Company in the Globescan/SustainAbility index of leading sustainability experts around the world.

Unilever Annual Report and Accounts 2014	Strategic Report 5

CHIEF EXECUTIVE OFFICER’S REVIEW

CONTINUED

Q: WHAT DO YOU SEE AS THE PRINCIPAL CHALLENGES FOR UNILEVER IN THE YEAR AHEAD?

A: Operating in an environment of almost unprecedented volatility and complexity will remain a big challenge for everyone. Few people predicted that in 2014 we would see such a sharp slowdown in some of the major world economies or the escalation of geopolitical conflicts or the outbreak of pandemics like Ebola and oil prices ending the year at less than US $50 a barrel. We must be prepared for a similarly unpredictable year in 2015.

The key is to have a model that responds to people’s needs and concerns, and an organisation that is both resilient and agile in the face of growing economic and geopolitical uncertainty. We achieved that again in 2014 and I want to thank – and recognise – the supreme efforts of our 172,000 colleagues and the many more partners around the world.

Q: WHAT IS YOUR OUTLOOK FOR 2015?

A: We expect the economic pressures to continue. Consumer demand in emerging markets is likely to remain subdued for some time to come. There is still little sign of a recovery in Europe and, while conditions in North America have improved, any increase in consumer demand is likely to be slow and shoppers will remain focused on value.

We are also prepared for managing any continuing volatility on the world’s currency markets and for what could be fluctuations in commodity costs as a result of the reduction in oil prices. At the same time, we expect the levels of competitive activity – both from global competitors and, increasingly, from local players – to remain high in 2015.

Despite these pressures, we are confident that with the many positive changes we have already made to Unilever we are well placed to continue delivering our objectives of volume growth ahead of our markets, steady and sustainable improvements in core operating margin, and strong cash flow.

Paul Polman

Chief Executive Officer

6 Strategic Report	Unilever Annual Report and Accounts 2014

OUR PERFORMANCE

IN 2014, DESPITE A CHALLENGING YEAR FOR OUR INDUSTRY, WITH SIGNIFICANT ECONOMIC HEADWINDS AND WEAK MARKETS, WE HAVE DELIVERED COMPETITIVE UNDERLYING SALES GROWTH AND MARGIN EXPANSION.

OPERATIONAL HIGHLIGHTS

Turnover was €48.4 billion, down 2.7% with a negative impact from foreign exchange of 4.6%, and net acquisitions and disposals of 0.9%. Underlying sales grew 2.9%.

Gross margin declined 0.2 percentage points driven by currency-related cost increases in emerging markets, partly offset by pricing, savings and mix such as margin accretive innovations.

Core operating margin rose by 0.4 percentage points despite maintaining brand and marketing investment at 14.8% of turnover, as overheads were reduced by 0.6 percentage points.

•	Underlying sales growth of 2.9% was ahead of our markets, with volume 1.0% and price 1.9%.
•	Emerging markets, 57% of our business, grew underlying sales by 5.7%.
•	Developed markets reported a decline in underlying sales of 0.8%, with price down 1.3% and volume up 0.5%.

KEY PERFORMANCE INDICATORS

We report our performance against ten key performance indicators (KPIs) – four financial and six non-financial – as shown below. Our financial KPIs are described in more detail in the Financial review starting on page 31.

KEY FINANCIAL INDICATORS

UNDERLYING SALES	CORE OPERATING	UNDERLYING VOLUME	FREE CASH FLOW‡
GROWTH‡	MARGIN‡	GROWTH‡

2014	2014	2014	2014
2.9%	14.5%	1.0%	€ 3.1 BILLION
2013: 4.3%	2013: 14.1%	2013: 2.5%	2013: €3.9 billion

Underlying sales growth over five years has averaged 4.9%.	Core operating margin has steadily increased over five years from 13.6% to 14.5%.	Underlying volume growth averaged 2.9% over five years.	Over the last five years Unilever has generated free cash flow of €17.7 billion.

KEY NON-FINANCIAL INDICATORS

MANUFACTURING

‡  These measures are non-GAAP measures. For further information about these measures, and the reasons why we believe they are important for an understanding of the performance of the business, please refer to our commentary on non-GAAP measures on pages 34 to 35.

¯ PricewaterhouseCoopers (PwC) assured. For details and the basis of preparation see www.unilever. com/ara2014/downloads.

ø Measured 1 October – 30 September.

# Prior year restated to include additional waste identified.

2014	2014	2014
92.02KG¯ø	2.01M3¯ø	1.19KG¯ø
2013: 98.85kg¯ø	2013: 2.12m3¯ø	2013: 2.96kg¯ø#
CO2 from energy per tonne of production.	Water per tonne of production.	Total waste (sent for disposal) per tonne of production.

TOTAL RECORDABLE	DIVERSITY	ENGAGEMENT
ACCIDENT FREQUENCY
RATE
2014	2014 2014	2014
1.05¯ø	57% 43%	75%
2013: 1.03¯ø	male female	2013: 78%
	2013: 58% 2013: 42%
Per 1 million hours worked.	The percentage of persons of each sex who were Unilever managers.	Overall engagement score among managers who participated in our Global People Survey in 2014.

Unilever Annual Report and Accounts 2014	Strategic Report 7

ABOUT US THIS SECTION EXPLAINS OUR BUSINESS – HOW AND WHERE WE MAKE OUR PRODUCTS, HOW WE TAKE THEM TO MARKET AND HOW WE ENSURE THAT OUR BRANDS REMAIN OUR CONSUMERS’ CHOICE.

8 Strategic Report	Unilever Annual Report and Accounts 2014

OUR VALUE CHAIN

Unilever’s value chain – the process by which we create brands, products and ultimately shareholder value – begins with acquiring insight into consumers’ needs, which vary considerably between developed and emerging markets.

Insight requires close engagement with consumers, often over prolonged periods, and allows us to identify future trends to gain a competitive edge.

That knowledge helps us to target our subsequent R&D activities and our investments in innovation. Unilever has filed more than 200 new patent applications in 2014 and our Partner To Win 2020 programme, also launched in 2014, creates a new platform for us to work with our suppliers in the development of product and packaging innovations that capture consumers’ interest and attention.

Bringing these innovations to market as physical products is a core function of Unilever’s supply chain, which employs about 110,000 of our 172,000 people. It also involves working with suppliers around the world.

Unilever itself manufactures the majority of its products and we maintain an international network of 240 manufacturing sites. In sourcing large amounts of raw materials we also have a direct impact on the environment. By sourcing sustainably, we can protect scarce resources, ensure security of supply for our business and reduce price volatility while protecting the environment and enhancing people’s lives, which is at the heart of our Unilever Sustainable Living Plan (USLP). More detail can be found on page 11.

By the time manufacturing is under way Unilever’s marketing teams have worked with our category experts to define the complete marketing mix, including communications, that makes our brands come alive. Communicating the benefits of our products and brands to consumers is increasingly complex, with digital communications and social media creating new and more direct ways to engage alongside traditional media.

Our logistics operations move Unilever products to retailers and our go-to-market teams ensure that we get enough of the right products in the right price bracket in the right sales channels for consumers to buy, be they stores or the fast-growing e-commerce channel.

Unilever Annual Report and Accounts 2014	Strategic Report 9

ABOUT US

CONTINUED

OUR CATEGORIES AND BRANDS

Unilever’s portfolio has four categories: Personal Care, Foods, Refreshment and Home Care. We have 13 brands with sales of more than €1 billion. Brands are our biggest asset but also present a risk if they do not maintain value and relevance to consumers. That’s why innovation and remaining competitive are crucial. We launched new brands in 2014, backed by marketing and customer insight, for example Regenerate, a dental care product. In addition to the Qinyuan and Talenti Gelato & Sorbetto acquisitions, we are also in the process of acquiring the Camay and Zest brands, to expand categories and boost growth. To sharpen our portfolio in 2014 we disposed of Slim•Fast, Ragu and Bertolli in North America, and other non-core Foods brands.

PERSONAL CARE	FOODS	REFRESHMENT	HOME CARE

Underlying sales growth	Underlying sales growth	Underlying sales growth	Underlying sales growth
3.5%	(0.6)%	3.8%	5.8%
2013: 7.3%	2013: 0.3%	2013: 1.1%	2013: 8.0%

Core operating margin	Core operating margin	Core operating margin	Core operating margin
18.7%	18.6%	8.8%	6.3%
2013: 17.8%	2013: 17.7%	2013: 9.1%	2013: 6.4%

Turnover	Turnover	Turnover	Turnover
€17.7 BILLION	€ 12.4 BILLION	€ 9.2 BILLION	€9.2 BILLION
2013: €18.1 billion	2013: €13.4 billion	2013: €9.4 billion	2013: €8.9 billion

WHERE WE OPERATE

Unilever’s products sell in more than 190 countries and are used by 2 billion consumers every day. Our business is organised across three geographies: the Americas; Europe; and markets comprising Asia, Australasia, Africa, Middle East, Turkey, Russia, Ukraine and Belarus. We also analyse operations by developed and emerging markets. This wide spread exposes us to economic and political risks beyond our control. However, the diversity of our portfolio and geographic reach help mitigate our exposure to any specific risk.

10 Strategic Report	Unilever Annual Report and Accounts 2014

UNILEVER SUSTAINABLE LIVING PLAN

We cannot achieve our Vision to double our size unless we find new ways to operate that decouple growth from our environmental impact, while using growth as an enabler for positive social impact. Launched in 2010, the Unilever Sustainable Living Plan (USLP) is our blueprint for sustainable growth. It is helping to drive profitable growth for our brands, save costs and fuel innovation.

The USLP sets out three big, ambitious goals. Underpinning these goals are nine commitments supported by targets spanning our social and environmental performance.

We are making good progress with our first goal: to help more than a billion people improve their health and well-being by 2020, reaching 397 million by the end of 2014. The progress on our second goal is more mixed. We have achieved zero non-hazardous waste to landfill from our factories, and continue to make significant reductions in the greenhouse gas (GHG) and water impacts of our manufacturing. But the consumer element of our target to halve the water and GHG impacts of our products remains a challenge. On waste reduction, new technology such as the roll-out of compressed deodorant sprays and our new Dove Body Wash bottles has enabled reductions. On our third goal, we are also making good progress. We are now sourcing more than half our agricultural raw materials sustainably and have reached around 800,000 smallholder farmers with help and training. We have created 70,000 women micro-entrepreneurs distributing our products in India while making progress on our new commitments to enhance livelihoods across the value chain.

More on our performance against our targets can be found in our online Sustainable Living Report 2014 to be published in May 2015.

 www.unilever.com/sustainable-living

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OUR MARKETS

UNILEVER OPERATES IN FAST MOVING CONSUMER GOODS (FMCG) MARKETS WHICH INVOLVE THE MANUFACTURE, DISTRIBUTION AND MARKETING OF BRANDED PRODUCTS ADDRESSING A BROAD RANGE OF EVERYDAY NEEDS INCLUDING FOOD, REFRESHMENT AND HOME AND PERSONAL CARE.

The top 25 companies in the FMCG market have global sales of approximately US $870 billion.

The market is characterised by high levels of competition between brands and FMCG companies are among the world’s biggest advertisers, accounting for about a fifth of all advertising expenditure.

CONSUMER CONFIDENCE

Levels of consumer confidence are critical to the FMCG market. Confidence has benefited from governments and central banks around the world engaging in various economic support programmes since the 2008 financial crisis.

But in 2014 the major trend in global consumption patterns was a marked slowdown, evidenced by a fall in growth rates in emerging economies, notably China, which is now growing at its slowest rate for five years, and Brazil, which is in recession.

Inflation and a rising cost of living have squeezed consumers in emerging markets, while economies only narrowly missed falling back into recession in Europe. A small number of major markets, such as the US and UK, saw better levels of economic activity but the outlook for consumer confidence remains weak.

This broad economic trend was reflected in our markets, which grew at around 2.5%.

CHANGING CONSUMER HABITS: E-COMMERCE

E-commerce, driven by the rapid take-up of smartphones and tablets, is an increasingly significant distribution channel. In the retail market, FMCG e-commerce sales are growing and account for 1.2% of total sales, although on current trends this is expected to double to 2.4% by 2020.

In some developed markets, such as the UK, e-commerce is already up to 5% of FMCG sales.

Online shoppers can be up to 25% more loyal, while e-commerce also offers FMCG companies the opportunity of round-the-clock shopping, access to new consumers, improved margins and easier product launches.

100%

GROWTH IN THE FMCG E-COMMERCE CHANNEL BY 2020

POLITICS AND COMMODITIES

The FMCG market is also sensitive to geopolitical events which can hold back growth such as the current situation in Russia and Ukraine where sanctions and political tensions are having an impact on the market.

A further area of exposure is raw material and commodity prices, which drive the industry’s cost base. Across many emerging markets, devaluing currencies have imported inflation into local raw material production.

Elsewhere the oil price has been trending down, compounding price deflation in Europe.

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COMPETITION

Some of the largest FMCG companies, along with Unilever, include: Nestlé, Procter & Gamble, L’Oréal, Danone, Kraft Foods and Colgate-Palmolive. All have identified emerging markets as a major growth opportunity in years to come.

Of growing influence in the FMCG markets are discount stores which are providing fierce competition to the incumbent supermarket chains, most notably in the US and Europe.

WORLD POPULATION GROWTH BY 2050

The expected rise in world population highlights the fact there will be 3 billion middle class consumers in the world as a source of growth for FMCG companies, but also the pressure being placed on raw materials and sustainability.

POPULATION TRENDS

The FMCG market is driven in part by global population trends and demographic changes within countries.

World population is expected to rise to 8 billion by 2025 and, by then, more than 4 billion will be part of the ‘consuming class’. For the first time the number of people with discretionary income will exceed the number struggling to meet basic needs – a trend described by management consultancy McKinsey as possibly the biggest opportunity in the history of capitalism.

ENVIRONMENTAL PRESSURES

Population growth also places a strain on the world’s natural resources – the raw materials that the FMCG industry relies on to make its products.

FMCG companies are among the world’s largest buyers of commodities such as agricultural products, natural oils and fats, coffee, tea, paper and board.

Cultivation of commodities such as palm oil has contributed to deforestation which has been a major factor behind climate change. This in turn has reduced the availability of raw materials, increasing their price and FMCG production costs.

While the world population grew fourfold in the 20th century, fresh water withdrawals grew nine times – which highlights the threat of water scarcity to the economic production and consumption of consumer goods.

Numerous initiatives are under way led by industry working in partnership with governments and NGOs to place raw material production on a sustainable footing.

Meanwhile, consumer trends are also shifting towards responsible consumption, and products defined or labelled as natural, organic, ecological or fairly traded.

Boston Consulting Group estimates that two thirds of the US grocery sector market growth comes from the responsible consumption of products which are now worth US $400 billion.

The segment has grown about 9% a year over the past three years and, in the UK, Fairtrade products grew at 14% in 2013 versus overall growth of food spending of less than 5.1%.

HEALTH, HYGIENE AND NUTRITION

FMCG product development is also reacting to consumers’ concerns about their own health and well-being.

Malnutrition – under and over nutrition – is an issue affecting the industry in both emerging and developed markets. This is creating a trend toward the manufacture of healthier food products, which either have fortified ingredients to improve

THE ROLE OF WOMEN

Women play a pivotal role in the FMCG market, controlling the majority of purchasing decisions. The promotion of women’s rights and opportunities has clear long-term implications for the FMCG market in terms of product development and innovation. Significant developments such as the UN’s new Sustainable Development Goals are expected to accelerate these opportunities.

dietary quality or address other dietary-related complaints such as unhealthy cholesterol levels.

Initiatives such as the UN’s new Sustainable Development Goals also have implications for the industry. Governments in emerging markets, such as India, have made commitments to universal sanitation to improve health and hygiene which will drive increased use of personal and household care products.

DIGITAL MEDIA AND ADVERTISING GROWTH

FMCG advertising is rapidly migrating to digital platforms, driven by the take-up of smartphones and tablets. Global digital advertising is estimated at US $137.5 billion, or a quarter of total advertising spend.

The trend is being driven in developed and also emerging markets where mobile phones are proving to be one of the most effective ways of delivering advertising to individuals, particularly in the most remote rural locations. For instance, large parts of rural India have no, or very limited, access to television, print or radio. However, mobile phone penetration and usage is high. As a result, Unilever has launched Kan Khajura Mobile Radio Station in India, which delivers radio content to mobile phones through the simple mechanism of giving a missed call.

This mobile channel provides content including Bollywood movie songs, dialogues and jokes that can be accessed for free by the mobile user. The content is interspersed with Unilever brand advertising. Data and analytics are extensively used to vary content to make it relevant and interesting. The channel reaches approximately 10 million people without a TV in Bihar and Jharkhand states, making it one of the largest media channels in these regions. The channel had 29.5 million users by the end of December 2014, helping increase spontaneous awareness of Unilever brands.

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HOW WE CREATE SUSTAINABLE VALUE

OUR BUSINESS MODEL AND STRATEGY COME TOGETHER TO DELIVER VALUE FOR SHAREHOLDERS. HERE WE EXPLAIN THEIR ELEMENTS AND HOW THEY ARE COMBINED.

OUR BUSINESS MODEL

OUR CORE PURPOSE

MAKING SUSTAINABLE LIVING COMMONPLACE

Our business model starts with our core Purpose which is a clear expression of what we believe to be the best long-term way for Unilever to grow. It is a simple Purpose to help us meet changing consumer preferences and the challenges of a volatile, uncertain, complex and ambiguous world.

KEY INPUTS

BRANDS, OPERATIONS, PEOPLE

Our business model works by combining three key inputs and filtering them through the lens of the Unilever Sustainable Living Plan (USLP). Our brands have significant value and succeed through products that meet the needs of consumers. Our people identify social and consumer needs to grow our brands, market them and manufacture and distribute them. Our operations are the essential supply chain functions and assets of raw material supply, factories, logistics, go-to-market expertise and marketing. We invest financial capital to support all these assets and activities.

HOW WE DRIVE PROFIT

PROFITABLE VOLUME GROWTH, COST LEVERAGE + EFFICIENCY, INNOVATION + MARKETING INVESTMENT

Unilever aims for a virtuous circle of growth. Profitable volume growth is driven by investment in innovation and brands to deliver products which 2 billion consumers use every day. We can leverage this scale to spread fixed costs and improve profitability while further investing in the business. This investment funds R&D and innovation to create new and improved products backed by marketing to create even stronger brands. This drives profitable volume growth and the virtuous circle continues.

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OUR STRATEGIC FOCUS

OUR STRATEGIC VISION

DOUBLE THE SIZE OF OUR BUSINESS

REDUCE OUR ENVIRONMENTAL FOOTPRINT

INCREASE OUR POSITIVE SOCIAL IMPACT

OUR STRATEGIC VISION
Our Vision provides leadership and direction for Unilever and the people operating our business model. We aim to double the business with innovative brands backed by marketing and brilliant execution and a best-in-class supply chain. We will achieve our social and environmental ambitions through the USLP which helps to identify areas of opportunity for brand-led growth, cost savings and future profit.

OUR STRATEGIC CHOICES

PERSONAL CARE

HOME CARE

FOODS

REFRESHMENT

EMERGING MARKETS

OUR STRATEGIC CHOICES
These are the choices Unilever makes to maximise value from our business model and drive returns to shareholders. We operate across four categories and focus resources on growing our brands in each of them around the world. We are committed to growing in emerging markets which retain good long-term growth prospects.

OUR FINANCIAL GROWTH MODEL

SALES GROWTH

MARGIN IMPROVEMENT

EARNINGS PER SHARE

FREE CASH FLOW

DIVIDENDS

OUR FINANCIAL GROWTH MODEL
All our activity combines to deliver the single goal of creating shareholder value. 2014 has witnessed challenging economic and financial conditions but we have still delivered a competitive performance with underlying sales growth of 2.9% and an improvement in core operating margin, partly driven by our cost saving initiatives. We continue to be highly cash generative to help fund investment and growth with free cash flow remaining strong at €3.1 billion. We have paid a total dividend of €1.12 per share in 2014, a 7% increase over 2013.

OUR KEY RISKS

BRAND PREFERENCE

TALENT

SUSTAINABILITY

OUR KEY RISKS
Our business faces risks which we actively mitigate through our various operations. Our success is at risk if our brands and products do not remain of value and relevance to consumers. It is also at risk if we fail to maintain a skilled workforce. Long term, Unilever is at risk if we do not find more sustainable ways of doing business to ensure growth, mitigate cost pressures and support the good reputation of the Group and our brands. A more comprehensive definition of our principal risks can be found on pages 36 and 37.

UNILEVER SUSTAINABLE LIVING PLAN

The USLP is our key differentiator – how we will achieve sustainable growth by improving the health and well-being of more than a billion people, reducing the environmental footprint of the making and use of our products, and enhancing the livelihoods of millions of people across our value chain.

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DELIVERING VALUE FOR OUR STAKEHOLDERS

THE FOLLOWING PAGES SPELL OUT HOW UNILEVER HAS PERFORMED FOR THE BENEFIT OF OUR CONSUMERS, WIDER SOCIETY, OUR PEOPLE AND OUR SHAREHOLDERS IN 2014.

OUR CONSUMERS

In 2014 many consumers have faced tough conditions as economic uncertainty has held back growth around the world, both in the developed markets and in emerging markets. Meanwhile consumption continues to be linked to many of the world's biggest problems – deforestation, climate change, water scarcity, malnutrition and unhealthy diets.

However, each of our categories continues to innovate to meet the challenges posed by these trends and changing consumer preferences, such as products that are sustainably sourced. Whether it's laundry products which use less water or compressed cans for deodorant packaging with 25% less aluminium, consumers are reacting positively to our innovations.
PAGES 18 TO 21

SOCIETY

Acting alone Unilever can only do so much to make sustainable living commonplace. Acting in partnership with others it can help bring about transformational change at a societal level to tackle the world's major social, environmental and economic issues. By adopting a leadership role, and working with governments, NGOs, suppliers and others, we are influencing change on a bigger scale, with a much bigger prize for the business on offer. We are deepening our efforts in three areas where we have scale, influence and resources to create transformational change: deforestation; sustainable agriculture and smallholder farmers; and water, sanitation and hygiene.
PAGES 22 TO 24

OUR PEOPLE

Delivering our business goals requires Unilever to recruit, develop and retain the right talent. We are determined to help all our people to be the best they can be, to help fulfil their potential and the potential of the business. Training and development are crucial at all levels and we strive to create a working environment that respects the human rights and interests of all our employees. Ensuring gender equality is a fundamental part of our approach while our Purpose of making sustainable living commonplace is a commitment that our people can engage with every day and make a reality through their work.
PAGES 25 TO 27

OUR SHAREHOLDERS

We aim to deliver the best possible operational performance from the business to deliver maximum returns to shareholders. The resulting investment case of long-term, sustainable growth and improvement in returns is clear.

How we manage our portfolio of assets and finances is an important contributor to shareholder returns and reflects how the business is changing to meet a more volatile and uncertain world.
PAGES 28 TO 30

IT TAKES A VILLAGE

Our Flora Pro-activ 'It Takes A Village' campaign to lower cholesterol is featured on page 19.

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OUR CONSUMERS

PERSONAL CARE

girls taking part in education on common body myths. Also working to improve livelihoods, Lifebuoy soap continues to drive the largest handwashing behavioural change programme in the world, having reached 257 million people in more than 16 countries between 2010 and 2014.

We made less progress on the USLP target of reducing our water footprint. Research and development will be critical to finding commercially viable and sustainable ways of driving the necessary changes in consumer behaviour when using our hair and skin cleansing products.

LIFEBUOY GROWTH IN 2014

Lifebuoy enjoyed 15% growth, helped by the re-launch in South Asia of the core range, with ANS (Activ Naturol Shield) – a patented combination of synergistic natural ingredients – proven to protect against ten infection-causing germs. We also entered China with the brand in 2014. More detailed coverage of Lifebuoy’s success and its contribution to our USLP can be found on page 24.

Personal Care is Unilever’s largest category. It includes five of Unilever’s 13 €1 billion brands: global names such as Dove, Rexona, Axe, Lux and Sunsilk.

Sales of €17.7 billion in 2014 accounted for 37% of Group turnover and 41% of operating profit. The strategic role of the category is to generate continued excellent returns, delivering competitive growth while expanding gross margins to release further investment for future growth.

Our Personal Care brands serve consumers across the full range of price points, playing to the category’s historic strengths of developing markets and reaching down while very deliberately adding a new dimension to the business through accessing faster growing premium segments.

We also continue to expand our presence by launching our brand portfolio in new geographic markets and by improving our presence in distribution channels where we are under-represented. Our current focus is the e-commerce channel and specialist drug stores.

In 2014 the global market slowed. In this context, Personal Care achieved 3.5% growth and continued to gain market share.

Many of our leading brands have enjoyed success. Dove, our biggest brand, delivered another year of strong performance, driven by double-digit growth in deodorants and consistent performance in skin cleansing, which is rooted in a successful repeatable model of compelling communication and targeted innovation in bar and body wash. In hair, Dove’s success was helped by the strong start of the Advanced Hair Care range launched in the US and Europe. The brand is also building a premium offering with, for example, its new Oxygen Moisture hair care range in Europe and the launch of Dove Advanced Care solid deodorant sticks in the US.

We also made progress against our Unilever Sustainable Living Plan (USLP) commitment to improve opportunities for women with the Dove Self-Esteem project, which has already reached over 15 million people. The brand partnered with the World Association of Girl Guides and Girl Scouts to launch the ‘Free Being Me’ Girl Guides badge awarded to

REGENERATE – NEW PRODUCTS, NEW MARKETS

Regenerate, a completely new Personal Care brand, was launched in the UK in 2014. It is a highly differentiated, oral care system based on revolutionary science and market-leading technology.

Regenerate is the first dental care system to regenerate tooth enamel mineral, reversing the early enamel erosion process. The products work using our patented NR-5 technology and took scientists nine years of research across our R&D facilities in Port Sunlight, Milan and Shanghai to master. At each use, the NR-5 specific ingredients combine to form a fresh supply of enamel mineral which wraps and integrates on to teeth.

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FOODS

Foods is a €12.4 billion category, home to Unilever’s largest brand, Knorr, and several €1 billion-plus brands including Hellmann’s and Family Goodness (Rama/Blue Band).

The category accounts for 25% of Group turnover and 45% of operating profit and its strategic role is to accelerate growth while maintaining above average cash and profit. To that end we continued the sale of non-core businesses, such as Ragu and Bertolli pasta sauces in North America, and the meat snacks business under the Bifi and Peperami brands in Europe, while positioning the remaining business for organic growth and expansion, especially in emerging markets.

While the category improved profitability, sales were affected by a continued deterioration in market conditions, particularly for margarine where the decline in bread consumption has had an impact on the spreads markets in Europe and North America, which remain challenging.

The underlying picture saw improved competitiveness though, with global market share gains in savoury, dressings and margarine, as well as strong performance in our Food Solutions business, which is focused on serving professional, out-of-home channels.

In savoury, Knorr continued to expand its presence in emerging markets accounting for 50% of sales, with the brand enjoying double-digit growth in South Asia, North Africa, the Middle East and Turkey. Also brands like Royco and Bango, catering to local market needs, registered good growth.

Knorr continues to spearhead the sustainability agenda in Foods, with more than 90% of our 13 most used vegetables sustainably sourced. ‘Knorr Landmark Farms’ use and promote advanced sustainable farming practices; there are 45 in operation globally, almost twice the number than in 2013, demonstrating the brand’s commitment to sustainable agriculture.

IT TAKES A VILLAGE

Our Foods business plays an important role in delivering the USLP goals, particularly improving health and well-being, by delivering commercially attractive brands to meet consumer needs. In 2014 we continued the global roll-out of the ‘It Takes A Village’ initiative under leading brands such as Becel and Flora Pro•activ.

The campaign shows that, with small changes to diet and lifestyle, cholesterol can be significantly reduced in three weeks and more than 80% of people who have participated have achieved this result.

Consumers continue to enjoy Knorr which is growing, supported by its commitment to sustainability. Our target is to source 100% of our agricultural raw materials sustainably by 2020.

In spreads, we accelerated the roll-out of our successful mélange range (blends of vegetable oils and butter), such as Rama with Butter, into 20 markets.

Overall the markets in Europe and North America remained challenging and our margarine business declined. To address this we announced the creation of a stand-alone Baking, Cooking and Spreading Business Unit in these regions, which will be fully operational by the middle of 2015. The aim is to return to growth through greater management focus, speed and agility in executing the strategy.

Growth in dressings was broad-based, thanks to positive contributions from all key brands and segments: mayonnaise, ketchup and mustard.

HELLMANN’S – A WORLD-LEADING BRAND

Hellmann’s, the world’s No.1 mayonnaise brand, kept pushing into new markets, successfully launching in Portugal and the Netherlands. We also continued to venture into new channels and locations with the exclusive Maille brand, including a new store opening in New York, the brand’s first stand-alone boutique outside Europe.

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OUR CONSUMERS

CONTINUED

REFRESHMENT

Refreshment generated €9.2 billion in sales. It includes ice cream brands such as Wall’s, Magnum, Cornetto and Ben & Jerry’s, and tea brands Lipton, Brooke Bond and PG tips. Lipton, Magnum and Heartbrand (Wall’s) are all
€1 billion brands.

The category accounts for 19% of Group
turnover and 7% of operating profit, and its strategic role is to contribute to growth and improve profitability.

Our ice cream brands grew well in 2014, and ahead of our markets, helped by emerging countries, with strong growth in Brazil, Turkey, Indonesia, South Africa and the Philippines.

In 2014 we fulfilled our commitment to ensure that all our children’s ice cream brands were 110 calories or less per serving, driving growth in Asia, offering a better choice for parents and contributing to our USLP goal of improving health and well-being.

North America is one of the largest geographies for ice cream where consumption is high, but the market is challenging with regional and local supermarket brands operating at low prices and

AISLES OF JOY

Unilever’s Aisles of Joy initiative, based on the Wall’s brand, drives in-home consumption of ice cream around desserts and special occasions. It is a good example of our go-to-market expertise to ensure that Unilever brands enjoy best positioning and visibility in stores which drives ice cream sales growth.

Aisles of Joy has been rolled out across both developed and emerging markets. In Europe a partnership with Carrefour saw 400 stores adopt Aisles of Joy.

low margins. Although profitable growth has been tough, our business has shown the best improvement in several years. We have premiumised the portfolio, aided by innovations such as Ben & Jerry’s Cores and Breyers Gelato. Towards the end of 2014 we announced the acquisition of Talenti Gelato & Sorbetto.

Europe witnessed poor summer weather but we managed to grow sales and market share in a flat market. The ‘25 Year’ celebration of Magnum drove growth while innovations included downsized packs to enter the snacks market, such as the €1 Cornetto, and a responsible approach to nutrition, with all children’s ice creams now 110 calories or less. Magnum also now has more than 70% of its cocoa sustainably sourced from Rainforest Alliance certified farmers.

Performance in leaf tea was mixed. Our strategy is to innovate with premium, higher quality teas and new formats, such as capsules like those used in coffee machines. Lipton K-Cup® tea capsules were launched in 2013 into the US and led a growth improvement in 2014.

Lipton intends to grow all its tea on Rainforest Alliance certified estates by 2015. Total beverages performance was lower than expected partly due to the low momentum of AdeS growth post the product recall in 2013.

Our recent premium tea acquisition T2 has demonstrated strong growth in Australia and New Zealand of 26%. Globally retail sales have grown 31% in a difficult retail environment.

Last year we bought T2, a premium tea brand. In 2014 we opened T2 stores, which retail tea and tea ware products, in Shoreditch, the King’s Road and Westfield in London, and SoHo in New York, with a further eight stores planned in the UK in 2015.

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HOME CARE

The category’s strategic role is to increase the value it generates for Unilever by continuing to grow ahead of the market while increasing our operating margins over time.

We are well positioned for growth as we look to cater to the opportunities that emerge as a result of global trends. Our footprint and strong competitive position in emerging markets are strong tailwinds and we are identifying segments that emerge. One such segment is wash additives, a segment which is already approximately 12% of the fabric cleaning market in some parts of the developed world and one we have entered in 2014 in Brazil.

Opportunities to upgrade consumers to newer benefits and more convenient formats not only drive growth, but also increase our operating margins by improving the mix of products we sell.

A continued focus on delivering our low-cost business model, which unlocks savings across our entire operations, will also contribute to margin expansion, giving us the confidence that we can deliver on our strategic role of increasing the value we generate for Unilever.

2014 saw the launch of wash additives in Brazil, under the Omo brand name. The product delivers a significant improvement in the quality of wash delivered in a machine, especially on stain removal, and marks our entry into the wash additives and ancillaries segments.

The Cleanipedia online platform, currently available in Argentina, Brazil, Indonesia, India, the UK, Russia and across the Gulf, leverages the years of experience of our household care brands, such as Cif, Domestos, Persil, Omo and Comfort, to provide advice and solutions for the specific cleaning and housekeeping needs of our consumers.

Home Care is a €9.2 billion category with nearly 80% of sales coming from emerging markets, making it well positioned for long-term growth. Its products cover fabric cleaning, with €1 billion brands such as Omo and Surf, as well as fabric conditioners such as Comfort, and household care including Domestos – a product which typifies the success of Unilever’s brands with purpose.

More on the role Domestos plays in driving social change is on page 24.

The category has delivered strong top line performance consistently, with growth averaging 8.1% per annum over the last four years. Even in the tough operating conditions of 2014, it has had an underlying sales growth of 5.8%, well ahead of the market. The growth has been broad-based, with our household care business continuing its strong performance, as we continued to expand our presence across markets. Laundry also grew strongly, with our biggest laundry brand Omo entering the Gulf markets in 2014.

Pureit, our water purification business, continued to make rapid strides, with an underlying sales growth of 20%. The acquisition of the Qinyuan business adds to our capabilities in this area, giving us greater scale and presence in China.

However, overall category margins were under pressure, due to a combination of competitive battles and currency devaluation in the emerging markets, which together had a significant impact on our costs.

ECO-PACKS AND THE ENVIRONMENT

In laundry, we are rolling out our concentrated liquid brands in eco-packs which drive growth, increase the benefit we deliver to our consumers and improve our profitability, while at the same time reducing our environmental impact.

Eco-packs use less plastic, meaning up to 70% less plastic used and a 50-85% reduction in greenhouse gases per consumer use. Simultaneously, a reduction in plastic packaging delivers a significant cost saving, allowing us to pass on lower costs to our consumers and improve the category profitability. Overall, eco-packs have a significantly lower impact on the environment compared to traditional packaging.

Having launched eco-packs in the UK, Italy and Switzerland, we are aiming to launch them across Europe in 2015.

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SOCIETY

In June 2014 Unilever, along with fellow members of the Consumer Goods Forum, called on heads of state for a binding global climate change deal. In September 2014 we helped facilitate the New York Declaration on Forests at the UN Climate Summit where more than 170 governments, companies and NGOs pledged to cut forest loss by half by 2020, end it by 2030 and restore 350 million hectares of degraded land.

Also in the same month, Unilever and the World Resources Institute announced a partnership aimed at increasing transparency in agricultural commodity supply chains. This will enable Unilever and our suppliers to use the Global Forest Watch Commodities platform to monitor forest cover change around commodity supply areas and processing facilities such as palm oil mills.

Unilever’s work in moving from commitment to action in combating deforestation has been recognised. In November, we were ranked joint first for corporate action on tackling deforestation in our sector by CDP, formerly the Carbon Disclosure Project. The CDP report was produced on behalf of 240 investors, who together represent US $15 trillion in assets, and analysed the disclosures of 152 companies from around the world. It said: “Companies that regularly respond to CDP’s forests program are now identifying many more opportunities available to them, including securing their supply chain against the risks associated with deforestation and commodity sourcing. This in turn is helping to secure shareholder value.”

In September 2015 the UN will agree a new set of Sustainable Development Goals. In December Paris hosts the next major UN Climate Change Summit. The close link between human development and climate will focus the world on growth that is more inclusive, sustained and sustainable.

With this in mind, in 2014 Unilever examined where it can bring about improvements on a larger, societal scale by creating transformational change in key areas relevant to our business. These are:

•  the elimination of deforestation;

•  championing sustainable agriculture and the development of smallholder farmers; and

•  improving health and hygiene through handwashing, safe drinking water and sanitation.

Later in this section we have highlighted new, related areas of Unilever activity under way in 2014 that are of broad benefit to society, including our work on behalf of women, which will continue to develop in the next few years.

THE BUSINESS CASE FOR SUSTAINABILITY

Sustainability is an integral part of our business model. It meets growing consumer preference for responsible consumption and retailers’ own sustainability targets. It acts as a catalyst for innovation, thus developing new markets, and is an inspiration to Unilever’s current and future employees.

Alleviating social problems, such as the lack of effective sanitation, safe drinking water and related hygiene issues, helps communities while increasing sales of brands like Domestos, Pureit and Lifebuoy.

Access to sustainable and plentiful raw materials reduces volatility and mitigates risk. More efficient  use of energy and the development of packaging with less plastic further reduces costs. Brand reputation is defended and enhanced.

DEFORESTATION – 2014

A DEFINING YEAR

Unilever is one of the world’s biggest buyers of palm oil as a raw material for use in a number of our Foods and Personal Care brands. Palm oil is recognised as one of the four major commodities driving deforestation, which contributes up to 15% of the world’s greenhouse gas emissions.

We have committed to source 100% of our palm oil sustainably from certified, traceable sources by 2020. We also set ourselves the ambition that, by the end of 2014, all the palm oil we buy would be traceable to known sources. On that ambition we still have work to do but we have achieved a significant milestone in our European Foods business.

PALM OIL IN FOODS – A UNILEVER BREAKTHROUGH

In 2014 we were able to announce a significant achievement that by the end of the year all palm oil directly sourced for Unilever’s European Foods business was close to 100% traceable and certified sustainable (over 98% in December 2014 and on track to be 100% by the end of March 2015).

On a global level Unilever is working hard to drive transparency in the palm oil supply chain. We now have visibility of about 1,800 crude palm oil mills, representing around two thirds of all mills in the global palm oil industry. We can also demonstrate traceability to a consumer product, which five years ago appeared unachievable. This represents a considerable breakthrough for Unilever and the food industry generally.

Unilever is determined to work with the palm oil industry to drive deforestation out of its supply chain. Knowing the origin of palm oil is vital to halt deforestation.

We want to build on our progress in Europe by repeating the achievement internationally. One of the next steps is our new processing plant in Sei Mangke, Indonesia. The plant is a significant investment to source palm oil from known and certified sources for our global use.

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SUSTAINABLE AGRICULTURE

AND THE DEVELOPMENT OF

SMALLHOLDER FARMERS

In 2014 Unilever enhanced its Unilever Sustainable Living Plan (USLP) by introducing new pillars to its goal of enhancing livelihoods. These were: fairness in the workplace, where we will advance human rights across our operations and extended supply chain; opportunities for women, where we will empower 5 million women by 2020; and inclusive business, where we will have a positive impact on the lives of 5.5 million people by 2020.

This latter commitment includes improving livelihoods of smallholder farmers and links directly to our USLP goal of reducing our environmental impact through sustainable sourcing.

Around half of Unilever’s raw materials come from farms or forests so sustainable agriculture is a strategic priority.

Smallholder farmers produce 70% of the world’s food and make up 85% of the world’s farmers. Most grow their crops on less than two hectares and are often cut off from training so lack knowledge of how to maximise incomes by improving their agricultural practices. Many of our smallholder farmers are women.

Through our own supply chain, our suppliers and our NGO partners, we are providing help and training to 800,000 smallholders to enable them to adopt sustainable practices. This helps them to increase yields, increase profits, invest and become more competitive

The tax Unilever pays is an important part of its wider economic impact and plays a key role in the development of countries where we operate. We are supportive of international tax reform and believe public trust in tax systems for companies is essential. We have published a set of global tax principles covering issues including transfer pricing, use of tax havens and relationships with tax authorities that represent good corporate practice. They also balance the interests of our various stakeholders.

while Unilever benefits from better yields, sustainably produced crops and security of raw material supply. However, assessing the impact of our programmes on farmers’ livelihoods is a complex area and our challenge is to find a practical and cost-effective means to demonstrate this.

Our Unilever Sustainable Agriculture Code is used by our own suppliers to drive these improvements but it is also a benchmark for other companies and organisations encouraging broader change.

In February 2014 we signed a five-year partnership with the International Fund for Agricultural Development (IFAD) to improve the livelihoods of smallholder farmers. Signed by IFAD President Kanayo F Nwanze and our CEO, Paul Polman, the partnership aims to help improve food security, by raising agricultural productivity and linking farmers to markets.

In January 2014, we signed a partnership with our supplier, Symrise, and overseas development agency GIZ to source vanilla from Madagascar. The programme is set to benefit 4,000 farmers in 32 villages.

In 2014 we published our Responsible Sourcing Policy (RSP). The RSP embodies our commitment to conduct business with integrity, openness, and respect for universal human rights and core labour principles. The RSP breaks new ground by defining a ‘continuous improvement ladder’ to help our suppliers move from a base level of ‘do no harm’ to ‘good practice’ and ultimately up to ‘best practice’ and as such is intended progressively to replace our Supplier Code in our dealings with key suppliers. The new code has been introduced to the

SCIENCE AND SUSTAINABILITY

Unilever is one of the world’s biggest tea suppliers with brands such as Lipton, PG tips and Brooke Bond. We are helping to safeguard the world’s tea supply through an R&D programme to cultivate sustainable varieties.

Our partnership with Nature Source Genetics uses plant breeding to meet global demand while supporting communities that rely on the crop for income. The aim is to enhance productivity, quality and overall sustainability, and help stem any decline in crop diversity that could limit its ability to withstand drought, disease and pests.

supply base through communications and engagement from Procurement, and also through targeted events in critical markets such as Brazil, China and Vietnam.

Unilever Annual Report and Accounts 2014	Strategic Report 23

SOCIETY

CONTINUED

DOMESTOS – IMPROVING SANITATION AND SALES

Domestos has led our efforts on sanitation in partnership with UNICEF. Our brand, together with the Unilever Foundation, supports UNICEF’s Community Approaches to Total Sanitation (CATS) programme which aims to eliminate open defecation by changing people’s behaviour and promoting demand for sanitation. Domestos contributed 5% of its average proceeds from specially marked bottles on sale in certain markets to UNICEF. Domestos sales continue to grow strongly and were up 7.3% in 2014.

WATER, SANITATION AND HYGIENE

In his first Independence Day address in 2014, Narendra Modi, India’s new Prime Minister, made a commitment that by 2019 every Indian would have access to a toilet. The promise highlights that about 2.5 billion people globally are without access to adequate sanitation, good hygiene and safe drinking water. There are still 46 countries in the world where less than half the population has access to adequate sanitation facilities. 800,000 children die every year from diarrhoea caused by unsafe water, and poor sanitation and hygiene.

Transformational change is needed to combat these issues. Unilever is uniquely placed to help because of our expertise in consumer behaviour change, our global reach and our portfolio of health and hygiene brands, including Domestos, Lifebuoy and Pureit, our water purifier. However, bringing about widespread, sustainable behaviour change is not something we can do alone, so we need to work closely with governments, NGOs, academia and funding partners to increase our reach and impact.

In 2014 we committed to help 25 million people gain improved access to a toilet by 2020. By helping people who don’t have a toilet to get one and by promoting the benefits of using a clean toilet, we will open new markets and drive demand for our products.

Lifebuoy has long championed the health benefits of handwashing with soap and aims to change the hygiene behaviour of 1 billion consumers across Asia, Africa and Latin America. To achieve this ambition, we have to find ways to scale up our programmes: we need to develop lower cost, mass-scale behaviour change approaches and expand our partnerships and co-investment models. Lifebuoy has enjoyed four years of sequential double-digit sales growth.

EMPOWERING WOMEN

Women are the majority of our consumer base and their purchasing decisions are pivotal to our growth. They are strongly represented in our agricultural supply chains and in the distribution of our brands to market. At the same time we are a large employer and need the best available talent to succeed in our business goals.

But women around the world face discrimination and disadvantage, lack access to skills and training, and face obstacles to economic participation.

Our approach starts with respect for the rights of women, such as safety, and extends to their promotion as well as helping to develop skills and open opportunities, both in our own operations, where 43% of managers are women, and in our value chain.

To this end we are implementing the UN Women’s Empowerment Principles across our business. These principles reinforce the direct action we are also taking as a business.

We believe we can create a brighter future for our children. Project Sunlight is a growing community of people who believe it is possible to build a world where everyone lives well and lives sustainably. The campaign continues to engage people in programmes that can help to contribute to a #brightfuture – almost 180 million ‘acts of sunlight’ were pledged by the end of December 2014.

  www.projectsunlight.com

For instance in Sekondi, Ghana, a three-day workshop by the Unilever Ghana Foundation taught 60 women how to think and act like entrepreneurs, coached them in bookkeeping procedures, and cash and working capital management. This brings to more than 700 the number of women trained in Ghana and supports Unilever’s commitment to empower 5 million women by 2020.

To date we have trained and recruited more than 3,400 women from nearly 1,100 villages in Pakistan as part of the Guddi Baji (‘Good Sister’) programme. This initiative helps increase sales as well as generating sustainable incomes for women through the sale of Unilever hygiene and personal care brands and through the provision of beauty services to other local women.

In India, recruiting and training more women entrepreneurs (Shakti Ammas) were central to our rural expansion in 2014, reaching more remote villages.

Our programmes also help young women and men. Our Wall’s team has developed a youth employment programme, known as ‘Feet on the Street’, to help tackle the youth jobless rate in Europe while driving our growth agenda by bringing ice cream to the streets. Wall’s provides tools and equipment, such as trikes or push carts and freezers, to enable a micro-entrepreneur to run his or her own mini-business selling ice cream and also to provide young people with their first job experience. In Portugal, Spain and Italy, 250 seasonal jobs were also created to enhance livelihoods while boosting ice cream sales. Our ambition is to have 50,000 micro-entrepreneurs by 2020 with a potential contribution to turnover of more than €100 million.

24 Strategic Report	Unilever Annual Report and Accounts 2014

OUR PEOPLE

To achieve Unilever’s Vision of doubling the size of its business, reducing its environmental footprint and increasing its positive social impact, we need to ensure the talent in the business today can realise these ambitions in future.

Some years ago we set three priorities for the development of our employees around the world. They were to:

•	build depth of capability and leadership;
•	live our values and build a performance culture; and
•	build an agile, flexible and diverse organisation.

These priorities still underpin everything we do. Our people are also the embodiment of the Unilever Sustainable Living Plan (USLP) – without their commitment and belief, the business could not achieve the plan’s three main goals of improving health and well-being, reducing our environmental impact and enhancing livelihoods. More than 75% of employees say they can contribute to the USLP in their roles and help realise our Vision.

EMPLOYER OF CHOICE

Unilever is the No.1 most sought-after FMCG employer and is a Top 3 most sought-after global employer according to LinkedIn’s Most in Demand Employers Index 2014.

BUILDING TALENT AND LEADERS FOR THE FUTURE

Two growth drivers have been implementing a robust talent and leadership programme suitable for a business doubling in size, and developing the necessary skills for the business.

We support these with activities that together develop Unilever’s capability and leadership, and make it an agile, flexible and diverse organisation with the right values and culture.

Engagement scores among our managers who participated in our Global People Survey (GPS) in 2014 remain very high at 75%, while engagement across our whole employee population has risen by two percentage points to 77% since last measured in 2012.

EMPLOYER OF CHOICE

Our status as Employer of Choice in the FMCG sector is at an all-time high. We enjoy this status in 32 countries around the world. This compares to just three in 2009 and 26 in 2013.

This independent measure reveals our success at engaging with future leaders which has been driven in part by our Future Leaders League. This is a global competition in which universities around the world send a representative team of undergraduates to our Four Acres campus in Singapore. They are each set a demanding case study to run one of our brands, which in 2014 was TRESemmé, with a strong sustainability theme.

All participants interact with senior management, including our CEO, Paul Polman, and receive first-hand insights into business and leadership. They learn what it’s like to contribute to a business and build ideas.

Future Leaders League started with teams from ten countries competing in 2013. In 2014 this was increased to teams from 22 countries.

UNILEVER 2020

Critical to our success are leaders equipped to deliver our Vision and USLP. Our new leadership programme, UL2020, based at the Four Acres site, is designed to meet this need by developing leaders with the insight and imagination to anticipate the challenges and opportunities in the world of 2020.

Guided and supported by some of the world’s top thought leaders, UL2020 identifies some of Unilever’s most critical challenges and asks small, diverse leadership teams to create solutions. These projects, called Purpose to Impact Initiatives, are structured programmes that deliver individual and wider business development consistent with our commercial and social aims.

Recent programmes have focused on topics such as the Muslim consumer opportunity, leveraging mobile for our business, and linking business development and job creation. UL2020 is unlocking groundbreaking ways of working and new leadership skills, while delivering results that help to define our future.

UNILEVER HEROES

Every year, our people nominate ‘Unilever heroes’ for work that brings our Purpose to life. Anila Gopal, Global Social Mission Manager for Lifebuoy, based in India, is a Unilever hero. She is helping to run the world’s largest handwashing behaviour change programme that demonstrates how using soap could help save children from deadly, but preventable, diseases.

Unilever Annual Report and Accounts 2014	Strategic Report 25

OUR PEOPLE

CONTINUED

PROVIDING FUEL FOR

BUSINESS GROWTH

Key to this initiative has been delivering the Fit To Win programme. Activity has taken place throughout the business to make it leaner, more agile and more efficient with resources aligned behind the growth priorities.

We continued the implementation of Project Half for Growth which is how we have been simplifying the organisation and our work processes. It follows the principle of half the time, half the process, double the speed.

We identified key internal processes where time and effort could be reduced. A significant saving was the time spent on Performance & Development Planning assessments. By reducing and simplifying the number of steps involved, we saved an estimated 200,000 employee hours.

Elsewhere, over 2013-14, there has been a 51% reduction in the number of internal reports prepared for leadership teams, releasing time to focus on more productive activity. We also simplified the GPS which we ask all employees to complete annually, enabling us to cut the time individuals spent completing the survey significantly.

In 2013 we successfully ran the Winning Together Campaign to drive more inclusive and efficient ways of working among teams in the organisation. Building on that, in 2014 we launched a second campaign called Time Saving Idea to make simplification a habit and encouraged employees to try simple time-saving ideas. As a result more than 10,000 ideas were tried and rated by our employees.

CAPABILITIES FOR THE FUTURE

During 2013-14 we completed 30 Talent & Organisation assessments in 69 countries, across four categories and three functions, to identify global themes and risks that need addressing and the capabilities required.

Key issues include replenishing the talent pipeline as we promote people. We need new talent in the business and to accelerate their development. We need to improve mid-career attrition and female attrition. Improved maternity programmes have been introduced to address this latter issue.

We also invested in building the capabilities of our people across the business.

OUR SAFETY RECORD

Our aim is to improve the safety and well-being not only of our employees, but also of the wider community in which Unilever operates, with our Vision Zero strategy – zero fatalities, zero injuries, zero motor vehicle accidents, zero process incidents, zero tolerance of unsafe behaviour and practices – serving as our foundation. To meet our commitments, we assess and reduce risk through a variety of programmes, including our continued work to address behaviour safety, process safety, safe travel and construction safety.

In 2014, we introduced a step change in our Safe Travel programme. With more people on the road than ever before, including many in developing countries where there is a higher risk of car accidents, we released a revised and strengthened travel standard that includes programmes and strategies specifically targeted at high and medium risk locations. By the middle of 2015, we will also have in place a mandatory global ban on using all hand-held and hands-free mobile phone devices while driving on company business.

This year saw considerable advancement in our behavioural-based approach to health and safety, with 84% of our manufacturing and 38% of our non-manufacturing sites now having rolled out the first phase of the BeSafE programme. This includes training 79 master coaches and 91 trainers, who have in turn trained more than 1,840 employees.

2014 also saw some challenges. Our overall safety performance, as measured by the Total Recordable Frequency Rate (TRFR), increased slightly from 1.03 to 1.05 per 1 million hours worked due to a spike in injury rates in the first quarter of the year. With a renewed focus on safety programmes and initiatives, in co-operation with our project partners, injury rates have been brought back down since the first quarter.

The Marketing Fit To Win programme put in place the DOIT approach which aims to drive greater interdependence and improved collaboration within the Marketing function. All our marketeers attended DOIT workshops to understand roles and relationships better. This is key to tackling barriers and achieving faster, brand-led growth.

In the supply chain we have taken a broad approach to building capabilities for our employees. This includes a host of skills development programmes for blue and white collar employees. Training in core skills is mandatory across 130 roles. Skill assessments are completed every two years and the data is used to understand and address specific gaps across roles, capabilities and geographies.

We also ran a Manufacturing Leadership Development programme to improve the skills of our factory leaders who fulfil pivotal roles.

BESAFE PROGRAMME

By the end of 2014 we had rolled out the first phase of our BeSafE programme to 84% of our manufacturing sites and 38% of our non-manufacturing sites globally.

DIVERSITY

Women are Unilever’s core consumers, controlling nearly two thirds of consumer spending, so it’s important that we represent them in our workforce. In fact, 2014 marks five years since we began the process of building an agile and diverse Unilever and making sure we have the right gender balance throughout the organisation.

By the end of 2014, over 43% of our managers were women, up from 38% in 2010. The hard work we are doing to retain more women in our workforce by promoting flexible working, women’s networks, job shares and maternity and paternity support is paying benefit and will remain a focus area.

As at 31 December 2014, around 117,559 (68%) of our global workforce of 172,471 employees were male and 54,912 (32%) female.

26 Strategic Report	Unilever Annual Report and Accounts 2014

However, challenges remain. We have not made sufficient progress among the top 110 executive managers in the business, a group where just under 20% are women. If you include employees who are statutory directors of the corporate entities whose financial information is included in the Group’s 2014 consolidated accounts in this Annual Report and Accounts, the number increases to 592 males and 157 (21%) females.

We are pleased though that 36% (five out of 14) of the Board are female which is over 40% of the Non-Executive Directors.

MENTAL HEALTH AND RESILIENCE

In 2014 we paid particular attention to mental health initiatives. The rising incidence of mental ill health in the UK is reflected in our absence data. Help and support on nutrition, sleep, exercise and mindfulness all improve the day-to-day well-being of employees. A robust framework with support tools is now in place and is being rolled out across the organisation.

HUMAN RIGHTS

In 2014 we published our Human Rights Policy Statement which contains overarching principles which are embedded into our policies and systems. A full version of the document can be read at www.unilever. com/humanrightspolicystatement.

We believe that business can only flourish in societies where human rights are protected and respected. We recognise that business has the responsibility to respect human rights and has the ability to contribute to a positive impact on human rights.

This is an area of growing importance to our employees, shareholders, customers, consumers, the communities where we operate and civil society groups.

We promote human rights by upholding values and standards in our operations, with suppliers and through initiatives such as the UN Global Compact.

A PERFECT VILLAGE

A team in Nigeria looked at how to bring the concept of a Perfect Village to life in Africa, embracing broad areas such as water, health, hygiene, nutrition, women’s empowerment and smallholder farming. They developed a strategy we can take forward globally. Their work took them from the classroom to the field as they brought their pilot programme to life.

There is therefore both a business and a moral case for ensuring that human rights are upheld across our operations and our value chain. In giving effect to our Human Rights Policy Statement, we continue to raise awareness, build capacity and engage with others to address root causes and provide remedies where needed.

In 2014 we strengthened the enhancing livelihoods ambition of the USLP. An integral part of this is our implementation of the UN Guiding Principle on Business and Human Rights and our public reporting on this. We also committed to enhancing access to training and skills for women and to advancing women’s rights. A key aspect of this has been our safety programme for women and girls, with the involvement of men and boys, which we have begun at our tea plantation in Kericho, Kenya, in response to reports of sexual harassment in 2013. The programme is being rolled out to other locations. More information on our progress on women’s rights is in the Society section on pages 22 to 24, with full details to be published in our Sustainable Living Report 2014 which will be found on www.unilever.com/sustainable-living in May 2015.

Unilever Annual Report and Accounts 2014	Strategic Report 27

OUR SHAREHOLDERS

OUR TRACK RECORD

This Strategic Report lays out how Unilever’s business works, the highlights of 2014 and the underlying importance of the Unilever Sustainable Living Plan (USLP), to ensure that our business will remain relevant to future generations of consumers and investors. The following pages reveal how this adds up to sustainable value for shareholders.

Our financial growth model is based on applying all the levers of value creation. Underlying sales growth, core operating margin improvement and efficient financial management all contribute to growth in earnings per share and free cash flow, from which we pay dividends to our shareholders or reinvest in the business. We aim for these dividends to be attractive, growing and sustainable over time.

The USLP is embedded into our business model. It helps to drive long-term shareholder value by:

—	driving growth through innovations that bring new sustainability benefits to consumers and retailers;
—	reducing waste and energy and thereby saving cost; and
—	managing risk in our supply chain, for example by securing long-term sustainable sourcing of materials.

Over the period 2010-14 underlying sales grew by an average of 4.9% per year, which was ahead of our markets, and core operating margin grew by an average of 0.25 percentage points per year. Core earnings per share has grown by an average of 9% per year at current exchange rates and 11% per year at constant exchange rates. We have delivered an average free cash flow of €3.5 billion. Dividends have increased by an average of 8% per year over this time.

Underpinning our financial performance are our strong brands, with 13 €1 billion brands at our core, accounting for 53% of turnover, and 57% of our business is in the emerging markets which offer the greatest long-term growth opportunity. We have a ‘grow everywhere’ mindset with action in place to evolve our brand portfolio into more premium segments of existing markets, enter new geographies, and seek new consumers to add to the 2 billion we serve every day.

Our growth model is enabled by a leaner, fitter, more agile Unilever, with costs being reduced through our supply chain efficiency programmes. These have been boosted by our low-cost business model initiative, which has delivered €450 million of savings since 2011.

Our supply chain was recognised in 2014 by Gartner as No.1 in the FMCG industry and the overall No.1 supply chain in Europe. Our go-to-market performance has sharpened. The on-shelf availability of our brands has improved 2.2% in 2014 with more than 8.5 million shops now enrolled in our Perfect Stores programme.

Our award-winning marketing expertise has positioned us well in the most popular media channels, be they traditional print and broadcast, online video and social media, or creating our own content for distribution through mobile devices in emerging markets.

PORTFOLIO EVOLUTION

Personal Care is now our largest category at 37% of sales. Unilever has been reclassified to the Personal Products subsector from the Food Products subsector by the Industry Classification Benchmark Panel. The reclassification provides a more accurate stock market definition for our business, reflecting our strategy to evolve the portfolio to ensure Unilever continues to deliver sustainable long-term returns for our shareholders.

28 Strategic Report	Unilever Annual Report and Accounts 2014

DEVELOPMENTS IN 2014

Our long-term track record of delivery for shareholders continued during 2014 despite some significant challenges in the business environment. These included continued weak consumer demand in developed markets, slowing demand in emerging markets and currency devaluations in many countries. The resilience of our business and the broad nature of our brand portfolio and geographic reach enabled us to deliver a year of steady progress in slower markets.

In a lower growth environment we stepped up our cost savings initiatives. We accelerated Project Half for Growth which is simplifying the business and reducing costs, particularly in overheads. As a result we were able to continue to invest in sustained brand and marketing investment and deliver underlying sales growth ahead of our markets and a further improvement in core operating margin.

We took action to reshape our portfolio to ensure we have the right mix of brands to address growth opportunities today and in the future.

Continuing our policy of enhancing earnings for shareholders with a more simple capital structure, we announced in May 2014 the £715 million purchase of rights left in family trusts by Lord Leverhulme. These were convertible in 2038 into 70,875,000 Unilever PLC ordinary shares and were bought for the equivalent of £10.09 per share. We estimate that annualised core earnings per share will be enhanced by 2% as a result.

In March 2014 Unilever announced the issuance of our first ever green sustainability bond which raised £250 million. The fixed rate notes pay a coupon of 2% and are due for repayment in 2018. The proceeds are being deployed on projects which support the achievement of the goals of the USLP in reducing greenhouse gas emissions, water usage and production of waste.

In June 2014 we sold the Ragu and Bertolli pasta sauces business in North America for approximately US $2.15 billion to Mizkan Group. In Europe we disposed of our meat snacks business to Jack Link’s. We also sold our Royal pasta brand in the Philippines for US $48 million and our Slim•Fast business in the US.

On the acquisition front, in March 2014 we bought a majority stake in the Qinyuan Group, a leading Chinese water purification business. Qinyuan generated sales of €163 million in the year to 31 December 2014.

In December 2014 we bought Talenti Gelato & Sorbetto in the US. Founded in 2003, Talenti has grown into the best-selling packaged gelato in the US with products made from the finest ingredients, using artisanal methods. Talenti generated sales of more than US $126 million in the year to 31 December 2014. We also committed to acquire the skin cleansing brands Camay, globally, and Zest outside North America and the Caribbean. Our Mexican market position will be a particular beneficiary of these deals.

We are also taking action to make sure that we get the most out of our core business by making sharper choices within our existing category portfolio and addressing areas of under-performance. For example, we have set a clear target to double our core operating margin in Home Care over the coming years, as this is a category where profitability is relatively low. We also announced a new stand-alone business unit for European and North American spreads, where turnover has been declining. The new unit, called Baking, Cooking and Spreading, will be fully in place by the middle of 2015. It will bring greater focus, address new growth opportunities, and has a clear objective to stabilise sales while maintaining strong cash delivery.

Unilever Annual Report and Accounts 2014	Strategic Report 29

OUR SHAREHOLDERS

CONTINUED

OUR FINANCIAL GROWTH MODEL

We continued to deliver shareholder value in 2014, despite the lower growth environment, as we applied all the levers of value creation.

UNDERLYING SALES GROWTH

Underlying sales grew 2.9%, driven by a 1.0% improvement in underlying volume and a 1.9% rise in underlying price. This growth was ahead of our markets which grew around 2.5% with volumes flat. Broad-based growth in emerging markets across our categories offset a decline in Europe, where sales of margarine were down as consumers spread less.

CORE OPERATING MARGIN

Our core operating margin increased by 0.4 percentage points largely driven by improvements in efficiency through our Project Half for Growth initiative, which generated more than €250 million of savings in 2014 and is on track to exceed our annualised target of €500 million savings. Brand and Marketing Investment was sustained at the level of last year.

EARNINGS PER SHARE

As a result of all these actions, our core earnings per share rose to €1.61, an increase of 2.0%. This was despite currency translation headwinds of close to 9%. At constant exchange rates, EPS grew by 11%.

FREE CASH FLOW

Free cash flow was €3.1 billion in 2014 compared with €3.9 billion in 2013. This measure excludes the cash proceeds from disposals but includes tax on disposal profits which was €0.8 billion. Adjusting for that, free cash flow would be €3.9 billion. Our cash performance was underpinned by our continued focus on capital discipline. Our net capital expenditure of €2.0 billion, or 4.2% of turnover, reflects the investment in capacity to support our growing business and was consistent with 2013. Working capital also ended the year in line with the prior year.

DIVIDENDS

In April Unilever announced an increase in the quarterly dividend to €0.2850 giving a total payout during 2014 of €1.12 per share. Dividends increased by 7% in 2014. Dividends have increased by an average of 8% per year in the last five years.

TOTAL DIVIDENDS PER SHARE

€0.82
€0.88
€0.95
€1.05
€1.12
2010
2011
2012
2013
2014

SHARE PRICE

Our NV shares closed more than 11% higher than the prior year while PLC shares closed 6% higher. Over the period 2010-14 our NV share price has grown 43% while PLC shares have grown 32%. Total Shareholder Return, which includes the increase in both the share price and the dividends, was 18% in 2014 and 79% over the last five years.

SHARES 2010-14

35
30
25
20
15
2010
2011
2012
2013
2014
NV shares (€)
PLC shares (£)

FINANCIAL MANAGEMENT

We continued to follow our financial strategy of maintaining a strong balance sheet, equivalent to a 'strong single A' credit rating. This provides the financial flexibility to fund investments in the business and acquisitions, and at the same time allows our weighted cost of capital to benefit from the lower cost of debt compared with equity.

30 Strategic Report	Unilever Annual Report and Accounts 2014

FINANCIAL REVIEW 2014

FINANCIAL OVERVIEW 2014

CONSOLIDATED INCOME STATEMENT

Turnover at €48.4 billion decreased 2.7%, including a negative impact from both foreign exchange, of 4.6%, and acquisitions net of disposals of 0.9%. Underlying sales growth was 2.9% (2013: 4.3%), balanced between volume growth of 1.0% (2013: 2.5%) and pricing of 1.9% (2013: 1.8%). Emerging markets, consistent at 57% of total turnover, were down 2.2% at reported exchange rates, with underlying sales growth of 5.7% versus 8.7% in the prior year. Developed markets underlying sales declined by 0.8%. Globally, our markets grew by around 2.5% with flat volumes.

Core operating margin was up 0.4 percentage points to 14.5%. Gross margin declined by 0.2 percentage points to 41.4%. This was driven by increased costs in emerging markets, largely currency related, partly offset by pricing, savings and margin-accretive innovation. Commodity costs increased around 4%, at constant exchange rates, as devaluing currencies have imported inflation into local raw material production partially offset by cost savings.

Significant efficiencies in the cost of producing advertising allowed us to increase our share of spend while maintaining brand and marketing investment at 14.8%. Overheads were reduced by 0.6 percentage points largely due to saving initiatives such as Project Half for Growth and some favourable one-off items such as property sales in India.

Operating profit was €8.0 billion, compared with €7.5 billion in 2013, up 6%. The increase was driven by non-core items which were a net credit of €960 million (2013: €501 million). Included within non-core items was the gain on disposal of the Ragu and Bertolli pasta sauces business and the Bifi and Peperami brands. We sold the Slim•Fast business and recognised an impairment charge of €305 million on the related assets within non-core items.

  Highlights for the year ended 31 December

	2014	2013	% change
Turnover (€ million)	48,436	49,797	(2.7)
Operating profit (€ million)	7,980	7,517	6
Core operating profit (€ million)*	7,020	7,016	–
Profit before tax (€ million)	7,646	7,114	7
Net profit (€ million)	5,515	5,263	5
Diluted earnings per share (€)	1.79	1.66	8
Core earnings per share (€)*	1.61	1.58	2

The cost of financing net borrowings in 2014 was €383 million versus €397 million in 2013. The average interest rate on borrowings was 3.5% and the average return on cash deposits was 3.8%. Pensions financing was a charge of €94 million versus a charge of €133 million in the prior year.

The effective tax rate was 28.2%, higher than 26.4% in 2013 due to the impact of business disposals. Our longer term expectation remains around 26%.

Net profit from joint ventures and associates, together with other income from non-current investments, contributed €143 million compared to €127 million in 2013. Diluted earnings per share for the full year was up 8% at €1.79. Core earnings per share were €1.61, up 2% from €1.58 in 2013 after a 9% currency headwind.

The independent auditors’ reports issued by KPMG Accountants N.V. and KPMG LLP, on the consolidated results of the Group, as set out in the financial statements, were unqualified and contained no exceptions or emphasis of matter. For more details see pages 79 to 83 of the Governance and Financial Report.

The consolidated financial statements have been prepared in accordance with IFRS. The critical accounting policies and those that are most significant in connection with our financial reporting are set out in note 1 on pages 88 and 89 of the Governance and Financial Report and are consistent with those applied in 2013.

*	Certain measures used in our reporting are not defined under IFRS. For further information about these measures, please refer to the commentary on non-GAAP measures on pages 34 and 35.

Unilever Annual Report and Accounts 2014	Strategic Report 31

FINANCIAL REVIEW 2014

CONTINUED

PERSONAL CARE

	2014	2013	% Change
Turnover (€ million)	17,739	18,056	(1.8)
Operating profit (€ million)	3,259	3,078	5.9
Core operating profit (€ million)	3,325	3,206	3.7

Core operating margin (%)	18.7	17.8	0.9

Underlying sales growth (%)	3.5	7.3
Underlying volume growth (%)	1.2	5.5
Effect of price changes (%)	2.3	1.7

FOODS

	2014	2013	% Change
Turnover (€ million)	12,361	13,426	(7.9)
Operating profit (€ million)	3,607	3,064	17.7
Core operating profit (€ million)	2,305	2,377	(3.0)

Core operating margin (%)	18.6	17.7	0.9

Underlying sales growth (%)	(0.6)	0.3
Underlying volume growth (%)	(1.1)	(0.6)
Effect of price changes (%)	0.6	0.9

KEY DEVELOPMENTS

•	Personal Care delivered another year of underlying growth, although exchange rate movements (5.0%) led to turnover decreasing on last year. Underlying sales growth, at 3.5%, remained above our markets which slowed to around 3% for the year. Volume growth was lower than the previous year due to the slowdown of global markets and high competitive intensity. Growth benefited from a strong set of new product launches such as the Dove Advanced Hair Series and compressed deodorants in Europe.
•	Core operating profit improved by €119 million over the prior year despite a €300 million reduction from exchange rate movements. Underlying sales growth contributed €189 million while improved margin added €230 million. Margin improvement was driven by our savings programmes, an improved mix from margin accretive innovation and savings in the cost of producing advertising, which is highest in Personal Care.

KEY DEVELOPMENTS

•	Foods turnover declined primarily due to exchange rate movements (3.9%) and business disposals (3.6%) including the Ragu and Bertolli pasta sauces business. Savoury and dressings both grew but spreads declined due to lower consumer demand for margarine in Europe and North America. We gained market share in margarine but this was insufficient to offset the decline of the category which also saw price deflation in a benign commodity cost environment.
•	Core operating profit was €72 million lower than the prior year after a €95 million adverse impact from exchange rates, a reduction of €105 million from disposals and a €23 million reduction from declining underlying sales. Improved margin added €152 million driven by savings in supply chain costs and our overheads reduction programme, particularly in Europe where we have a large Foods business.

REFRESHMENT

	2014	2013	% Change
Turnover (€ million)	9,172	9,369	(2.1)
Operating profit (€ million)	538	851	(36.8)
Core operating profit (€ million)	811	856	(5.3)

Core operating margin (%)	8.8	9.1	(0.3)

Underlying sales growth (%)	3.8	1.1
Underlying volume growth (%)	2.0	(1.8)
Effect of price changes (%)	1.8	2.9

HOME CARE

	2014	2013	% Change
Turnover (€ million)	9,164	8,946	2.4
Operating profit (€ million)	576	524	9.9
Core operating profit (€ million)	579	577	0.3

Core operating margin (%)	6.3	6.4	(0.1)

Underlying sales growth (%)	5.8	8.0
Underlying volume growth (%)	2.4	5.7
Effect of price changes (%)	3.4	2.1

KEY DEVELOPMENTS

•	Refreshment turnover declined due to exchange rate movements (4.6%) and business disposals (1.6%), primarily Slim•Fast, offset by acquisitions of 0.4%, primarily Talenti Gelato & Sorbetto. Underlying sales growth was driven by good volume growth in ice cream due to a strong innovation programme. The more premium brands like Ben & Jerry’s and Magnum grew particularly well. Cornetto also had a strong year with multi-media advertising building the core brand and new smaller products launched at lower price points. Tea grew, with a better performance in the US offsetting weaker sales in Russia and Poland.
•	Core operating profit was €45 million lower than the prior year due to underlying sales growth, which added €80 million, offset by a €73 million adverse impact of exchange rates and a €41 million reduction due to disposals. Margins declined, reducing profit by €11 million, as higher dairy and chocolate prices were not fully recovered by pricing and savings.

KEY DEVELOPMENTS

•	Home Care turnover showed strong underlying growth, supported by the impact of the Qinyuan acquisition in March of 1.8%, but this was partially offset by exchange rate movements (4.8%). This is the result of a strong portfolio of brands across price points, the depth of our distribution and sustained investment in product performance. We have successfully extended the Omo brand into Saudi Arabia and the Gulf, and we have launched a range of Omo stain removers and pre-treaters in Brazil.
•	Core operating profit at €579 million was broadly unchanged on last year after an adverse €84 million from exchange rates was offset by underlying sales growth adding €100 million with acquisitions adding €5 million. Decreasing margin reduced profit by €19 million as gross margins were impacted by cost increases from weaker currencies in emerging markets which were not fully offset by pricing and savings. There was a strong improvement in the second half of the year, which was boosted by gains from property sales in India.

32 Strategic Report	Unilever Annual Report and Accounts 2014

CASH FLOW

Net cash flow from operating activities and free cash flow were down by €0.8 billion mainly due to tax on disposal profits which were €0.8 billion versus €0.2 billion in 2013. Year-end working capital was in line with the prior year. Our net capital expenditure of €2.0 billion, or 4.2% of turnover, reflects the investment in capacity to support our growing business.

	€ million 2014	€ million 2013
Operating profit	7,980	7,517
Depreciation, amortisation and impairment	1,432	1,151
Changes in working capital	8	200
Pensions and similar obligations less payments	(364)	(383)
Provisions less payments	32	126
Elimination of (profits)/losses on disposals	(1,460)	(725)
Non-cash charge for share-based compensation	188	228
Other adjustments	38	(15)
Cash flow from operating activities	7,854	8,099
Income tax paid	(2,311)	(1,805)
Net capital expenditure	(2,045)	(2,027)
Net interest and preference dividends paid	(398)	(411)
Free cash flow	3,100	3,856
Net cash flow (used in)/from investing activities	(341)	(1,161)
Net cash flow (used in)/from financing activities	(5,190)	(5,390)

The net outflow from investing activities was €0.8 billion lower than the previous year. While net capital expenditure and interest were broadly unchanged, the net inflow of acquisitions, disposals and other investing activities increased €0.8 billion compared with 2013. The increase was principally driven by the disposal of the Ragu and Bertolli pasta sauces business partially offset by the acquisition of Qinyuan and Talenti Gelato & Sorbetto.

Net cash outflow from financing activities was €0.2 billion lower than the prior year. Of the €5.2 billion outflow, €3.2 billion was used to fund our dividend payments and €0.9 billion to purchase the rights left in trust by the first Viscount Leverhulme. The prior year included €2.5 billion in relation to the acquisition of an increased stake in Hindustan Unilever Limited as well as an increase in borrowings of €1.3 billion, which was flat in 2014.

BALANCE SHEET

In the year to December 2014, Unilever’s combined market capitalisation rose from €83.8 billion to €93.9 billion.

Goodwill and intangible assets increased by €1.3 billion mainly due to business acquisitions and currency movements. All material goodwill and indefinite-life intangible assets have been tested for impairment. An impairment charge of €0.3 billion was recognised assets related to the Slim•Fast business as part of the disposal. Increases in other non-current assets of €1.0 billion were driven by capital expenditure and favourable currency movements.

	€ million 2014	€ million 2013
Goodwill and intangible assets	22,174	20,904
Other non-current assets	13,506	12,487
Current assets	12,347	12,122

Total assets	48,027	45,513
Current liabilities	19,642	17,382
Non-current liabilities	14,122	13,316

Total liabilities	33,764	30,698

Shareholders’ equity	13,651	14,344
Non-controlling interest	612	471

Total equity	14,263	14,815

Total liabilities and equity	48,027	45,513

Current assets were up €0.2 billion largely due to the impact of currency. Cash and cash equivalents on the balance sheet amounted to €2.2 billion compared to €2.3 billion at the end of 2013. Closing net debt was €9.9 billion versus €8.5 billion as at 31 December 2013. The increase was driven by payment of dividends, the repurchase of the Leverhulme Estate shares and adverse currency movements, offset by free cash flow generated by operations and net cash inflow from acquisitions and disposals.

Current liabilities were €2.3 billion higher mainly driven by an increase in current financial liabilities of €1.4 billion due to bonds maturing in 2015 and by the impact of currency and other underlying movements of €0.9 billion.

Non-current liabilities (excluding pensions) were broadly flat with increases as a result of currency offset by a decrease in financial liabilities due to the bond movements noted above. During the year the following bonds matured and were repaid: (i) US $750 million 3.65%, (ii) Renminbi 300 million 1.15%, and (iii) £350 million 4.00%. On 20 February 2014, we issued Renminbi 300 million 2.95% fixed rate notes due February 2017. On 19 March 2014 we issued £250 million 2% fixed rate notes due December 2018.

The net movement in assets and liabilities for all pension arrangements during the year was as follows:

€ million 2014
1 January	(1,977)
Current service cost	(259)
Employee contributions	16
Actual return on plan assets (excluding interest)	1,316
Net interest cost	(94)
Actuarial loss	(3,026)
Employer contributions	537
Currency retranslation	(137)
Other movements(1)	53
31 December	(3,571)

(1)	Other movements relate to special termination benefits, past service costs including losses/(gains) on curtailment, settlements and reclassification of benefits. For more detail see Governance and Financial Report note 4B on page 96.

The overall net liability for all pension arrangements was €3.6 billion at the end of 2014, up €1.6 billion from the end of 2013. The increase in the net obligation reflects the impact of changes in actuarial assumptions, largely due to decreases in the discount rates, partially offset by returns on plan assets. Cash expenditure on pensions was €0.7 billion, the same as in the prior year.

Unilever Annual Report and Accounts 2014	Strategic Report 33

FINANCIAL REVIEW 2014

CONTINUED

FINANCE AND LIQUIDITY

We concentrate cash in the parent and central finance companies for maximum flexibility. These companies provide loans to our subsidiaries that are also funded through retained earnings and third-party borrowings. We maintain access to global debt markets through an infrastructure of short and long-term debt programmes. We make use of plain vanilla derivatives, such as interest rate swaps and foreign exchange contracts, to help mitigate risks. More detail is provided on pages 114 to 119 of our Governance and Financial Report.

Approximately €1.7 billion (or 81%) of the Group’s cash and cash equivalents are held in foreign subsidiaries which repatriate distributable reserves on a regular basis. For most countries this is done through dividends free of tax. In a few countries we face cross-border foreign exchange controls and/or other legal restrictions that inhibit our ability to make these balances available in any means for general use by the wider business. The amount of cash held in these countries was €452 million (2013: €243 million, 2012: €220 million). The cash will generally be invested or held in the relevant country and, given the other capital resources available to the Group, does not significantly affect the ability of the Group to meet its cash obligations.

We closely monitor all our exposures and counter-party limits. Unilever has committed credit facilities in place for general corporate purposes. The undrawn bilateral committed credit facilities in place on 31 December 2014 were US $6,550 million.

CONTRACTUAL OBLIGATIONS AT 31 DECEMBER 2014

€ million	Total	Due within 1 year	Due in 1-3 years	Due in 3-5 years	Due in over 5 years
Total contractual obligations(1)	19,015	6,812	4,016	2,623	5,564

(1)	Included within total contractual obligations are long-term debt, interest on financial liabilities, operating lease obligations, purchase obligations for raw and packing materials and finished goods, finance leases and other long-term obligations (not including pensions).

Further details are set out in the Governance and Financial Report in the following notes to the consolidated financial statements: note 10 on pages 105 and 106, note 15C on pages 112 and 113, and note 20 on pages 124 to 125. Unilever is satisfied that its financing arrangements are adequate to meet its working capital needs for the foreseeable future. In relation to the facilities available to the Group, borrowing requirements do not fluctuate materially during the year and are not seasonal.

AUDIT FEES

Included within operating profit is €14 million (2013: €21 million) paid to the external auditor, of which €14 million (2013: €16 million) related to statutory audit services. Remuneration of the external auditor in respect of 2014 was payable to KPMG while in respect of 2013 it was payable to PricewaterhouseCoopers.

NON-GAAP MEASURES

Certain discussions and analyses set out in this Annual Report and Accounts include measures which are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP.

Non-GAAP financial measures as reported by us may not be comparable with similarly titled amounts reported by other companies.

In the following sections we set out our definitions of the following non-GAAP measures and provide reconciliations to relevant GAAP measures:

•	underlying sales growth;
•	underlying volume growth;
•	core operating profit and core operating margin;
•	core earnings per share (core EPS);
•	free cash flow; and
•	net debt.

UNDERLYING SALES GROWTH (USG)

Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals and changes in currency. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself.

The reconciliation of USG to changes in the GAAP measure turnover is as follows:

TOTAL GROUP	2014 vs 2013	2013 vs 2012
Underlying sales growth (%)	2.9	4.3
Effect of acquisitions (%)	0.4	–
Effect of disposals (%)	(1.3)	(1.1)
Effect of exchange rates (%)	(4.6)	(5.9)
Turnover growth (%)(a)	(2.7)	(3.0)

PERSONAL CARE	2014 vs 2013	2013 vs 2012
Underlying sales growth (%)	3.5	7.3
Effect of acquisitions (%)	–	–
Effect of disposals (%)	(0.1)	(0.2)
Effect of exchange rates (%)	(5.0)	(6.8)
Turnover growth (%)(a)	(1.8)	(0.2)

FOODS	2014 vs 2013	2013 vs 2012
Underlying sales growth (%)	(0.6)	0.3
Effect of acquisitions (%)	–	–
Effect of disposals (%)	(3.6)	(3.7)
Effect of exchange rates (%)	(3.9)	(3.8)
Turnover growth (%)(a)	(7.9)	(7.0)

REFRESHMENT	2014 vs 2013	2013 vs 2012
Underlying sales growth (%)	3.8	1.1
Effect of acquisitions (%)	0.4	0.1
Effect of disposals (%)	(1.6)	–
Effect of exchange rates (%)	(4.6)	(4.7)
Turnover growth (%)(a)	(2.1)	(3.7)

34 Strategic Report	Unilever Annual Report and Accounts 2014

HOME CARE	2014 vs 2013	2013 vs 2012
Underlying sales growth (%)	5.8	8.0
Effect of acquisitions (%)	1.8	0.1
Effect of disposals (%)	–	–
Effect of exchange rates (%)	(4.8)	(8.6)
Turnover growth (%)(a)	2.4	(1.2)

(a)	Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

UNDERLYING VOLUME GROWTH (UVG)

Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact to USG due to changes in prices.

The relationship between the two measures is set out below:

	2014 vs 2013	2013 vs 2012
Underlying volume growth (%)	1.0	2.5
Effect of price changes (%)	1.9	1.8
Underlying sales growth (%)	2.9	4.3

CORE OPERATING PROFIT AND CORE OPERATING MARGIN

Core operating profit and core operating margin mean operating profit and operating margin, respectively, before the impact of business disposals, acquisition and disposal related costs, impairments and other one-off items, which we collectively term non-core items, due to their nature and frequency of occurrence.

The reconciliation of core operating profit to operating profit is as follows:

	€ million 2014	€ million 2013
Operating profit	7,980	7,517
Acquisition and disposal related cost	97	112
(Gain)/loss on disposal of group companies	(1,392)	(733)
Impairments and other one-off items	335	120
Core operating profit	7,020	7,016
Turnover	48,436	49,797
Operating margin	16.5%	15.1%
Core operating margin	14.5%	14.1%

Further details of non-core items can be found in note 3 on page 92 of the Governance and Financial Report.

CORE EARNINGS PER SHARE

The Group also refers to core earnings per share (core EPS). In calculating core earnings, net profit attributable to shareholders’ equity is adjusted to eliminate the post tax impact of non-core items. Refer to note 7 on page 102 of the Governance and Financial Report for reconciliation of core earnings to net profit attributable to shareholders’ equity.

FREE CASH FLOW (FCF)

Within the Unilever Group, free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditures and net interest payments and preference dividends paid. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. Free cash flow reflects an additional way of viewing our liquidity that we believe is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund our strategic initiatives, including acquisitions, if any.

The reconciliation of FCF to net profit is as follows:

	€ million 2014	€ million 2013
Net profit	5,515	5,263
Taxation	2,131	1,851
Share of net profit of joint ventures/associates and other income from non-current investments	(143)	(127)
Net finance costs	477	530
Depreciation, amortisation and impairment	1,432	1,151
Changes in working capital	8	200
Pensions and similar obligations less payments	(364)	(383)
Provisions less payments	32	126
Elimination of (profits)/losses on disposals	(1,460)	(725)
Non-cash charge for share-based compensation	188	228
Other adjustments	38	(15)

Cash flow from operating activities	7,854	8,099

Income tax paid	(2,311)	(1,805)
Net capital expenditure	(2,045)	(2,027)
Net interest and preference dividends paid	(398)	(411)
Free cash flow	3,100	3,856

Net cash flow (used in)/from investing activities	(341)	(1,161)
Net cash flow (used in)/from financing activities	(5,190)	(5,390)

NET DEBT

Net debt is defined as the excess of total financial liabilities, excluding trade and other payables, over cash, cash equivalents and current financial assets, excluding trade and other receivables. It is a measure that provides valuable additional information on the summary presentation of the Group’s net financial liabilities and is a measure in common use elsewhere.

The reconciliation of net debt to the GAAP measure total financial liabilities is as follows:

	€ million 2014	€ million 2013
Total financial liabilities	(12,722)	(11,501)
Current financial liabilities	(5,536)	(4,010)
Non-current financial liabilities	(7,186)	(7,491)

Cash and cash equivalents as per balance sheet	2,151	2,285
Cash and cash equivalents as per cash flow statement	1,910	2,044
Add bank overdrafts deducted therein	241	241

Other current financial assets	671	760
Net debt	(9,900)	(8,456)

Unilever Annual Report and Accounts 2014	Strategic Report 35

   OUR PRINCIPAL RISKS

Our business is subject to risks and uncertainties. On the following pages we have identified risks that we regard as the most relevant to our business. These are the risks that we see as material to Unilever’s business and performance at this time. There may be other risks that could emerge in the future. Further details of risks and mitigating factors can be found on pages 49 to 53.

 pages 49 to 53 of the Governance and Financial Report

PRINCIPAL RISK	DESCRIPTION OF RISK
BRAND PREFERENCE
As a branded goods business, Unilever’s success depends on the value and relevance of our brands and products to consumers across the world and on our ability to innovate and remain competitive.

Consumer tastes, preferences and behaviours are constantly changing and Unilever’s ability to anticipate and respond to these changes and to continue to differentiate our brands and products is vital to our business.

We are dependent on creating innovative products that continue to meet the needs of our consumers. If we are unable to innovate effectively, Unilever’s sales or margins could be materially adversely affected.

PORTFOLIO MANAGEMENT
Unilever’s strategic investment choices will affect the long-term growth and profits of our business.

Unilever’s growth and profitability are determined by our portfolio of categories, geographies and channels and how these evolve over time. If Unilever does not make optimal strategic investment decisions then opportunities for growth and improved margin could be missed.

SUSTAINABILITY
The success of our business depends on finding sustainable solutions to support long-term growth.

Unilever’s Vision to double the size of our business while reducing our environmental footprint and increasing our positive social impact will require more sustainable ways of doing business. This means reducing our environmental footprint while increasing the positive social benefits of Unilever’s activities. We are dependent on the efforts of partners and various certification bodies to achieve our sustainability goals. There can be no assurance that sustainable business solutions will be developed and failure to do so could limit Unilever’s growth and profit potential and damage our corporate reputation.

CUSTOMER RELATIONSHIPS
Successful customer relationships are vital to our business and continued growth.

Maintaining strong relationships with our customers is necessary for our brands to be well presented to our consumers and available for purchase at all times.

The strength of our customer relationships also affects our ability to obtain pricing and secure favourable trade terms. Unilever may not be able to maintain strong relationships with customers and failure to do so could negatively impact the terms of business with the affected customers and reduce the availability of our products to consumers.

TALENT
A skilled workforce is essential for the continued success of our business.

Our ability to attract, develop and retain the right number of appropriately qualified people is critical if we are to compete and grow effectively.

This is especially true in our key emerging markets where there can be a high level of competition for a limited talent pool. The loss of management or other key personnel or the inability to identify, attract and retain qualified personnel could make it difficult to manage the business and could adversely affect operations and financial results.

SUPPLY CHAIN
Our business depends on purchasing materials, efficient manufacturing and the timely distribution of products to our customers.

Our supply chain network is exposed to potentially adverse events such as physical disruptions, environmental and industrial accidents or bankruptcy of a key supplier which could impact our ability to deliver orders to our customers.

The cost of our products can be significantly affected by the cost of the underlying commodities and materials from which they are made. Fluctuations in these costs cannot always be passed on to the consumer through pricing.

SAFE AND HIGH QUALITY PRODUCTS
The quality and safety of our products are of paramount importance for our brands and our reputation.

The risk that raw materials are accidentally or maliciously contaminated throughout the supply chain or that other product defects occur due to human error, equipment failure or other factors cannot be excluded.

SYSTEMS AND INFORMATION
Unilever’s operations are increasingly dependent on IT systems and the management of information.

We interact electronically with customers, suppliers and consumers in ways which place ever greater emphasis on the need for secure and reliable IT systems and infrastructure and careful management of the information that is in our possession.

Disruption of our IT systems could inhibit our business operations in a number of ways, including disruption to sales, production and cash flows, ultimately impacting our results.

There is also a threat from unauthorised access and misuse of sensitive information. Unilever’s information systems could be subject to unauthorised access or the mistaken disclosure of information which disrupts Unilever’s business and/or leads to loss of assets.

36 Strategic Report	Unilever Annual Report and Accounts 2014

PRINCIPAL RISK	DESCRIPTION OF RISK
BUSINESS TRANSFORMATION
Successful execution of business transformation projects is key to delivering their intended business benefits and avoiding disruption to other business activities.

Unilever is continually engaged in major change projects, including acquisitions and disposals and outsourcing, to drive continuous improvement in our business and to strengthen our portfolio and capabilities.

Failure to execute such transactions or change projects successfully, or performance issues with third party outsourced providers on which we are dependent, could result in under-delivery of the expected benefits. Furthermore, disruption may be caused in other parts of the business.

EXTERNAL ECONOMIC AND POLITICAL RISKS AND NATURAL DISASTERS
Unilever operates across the globe and is exposed to a range of external economic and political risks and natural disasters that may affect the execution of our strategy or the running of our operations.

Adverse economic conditions may result in reduced consumer demand for our products, and may affect one or more countries within a region, or may extend globally.

Government actions such as fiscal stimulus, changes to taxation and price controls can impact on the growth and profitability of our local operations.

Social and political upheavals and natural disasters can disrupt sales and operations.

In 2014, more than half of Unilever’s turnover came from emerging markets including Brazil, India, Indonesia, Turkey, South Africa, China, Mexico and Russia. These markets offer greater growth opportunities but also expose Unilever to economic, political and social volatility in these markets.

TREASURY AND PENSIONS
Unilever is exposed to a variety of external financial risks in relation to Treasury and Pensions.

Changes to the relative value of currencies can fluctuate widely and could have a significant impact on business results. Further, because Unilever consolidates its financial statements in euros it is subject to exchange risks associated with the translation of the underlying net assets and earnings of its foreign subsidiaries.

We are also subject to the imposition of exchange controls by individual countries which could limit our ability to import materials paid in foreign currency or to remit dividends to the parent company.

Currency rates, along with demand cycles, can also result in significant swings in the prices of the raw materials needed to produce our goods.

Unilever may face liquidity risk, ie difficulty in meeting its obligations, associated with its financial liabilities. A material and sustained shortfall in our cash flow could undermine Unilever’s credit rating, impair investor confidence and also restrict Unilever’s ability to raise funds.

We are exposed to market interest rate fluctuations on our floating rate debt. Increases in benchmark interest rates could increase the interest cost of our floating rate debt and increase the cost of future borrowings.

In times of financial market volatility, we are also potentially exposed to counter-party risks with banks, suppliers and customers.

Certain businesses have defined benefit pension plans, most now closed to new employees, which are exposed to movements in interest rates, fluctuating values of underlying investments and increased life expectancy. Changes in any or all of these inputs could potentially increase the cost to Unilever of funding the schemes and therefore have an adverse impact on profitability and cash flow.

ETHICAL
Acting in an ethical manner, consistent with the expectations of customers, consumers and other stakeholders, is essential for the protection of the reputation of Unilever and its brands.

Unilever’s brands and reputation are valuable assets and the way in which we operate, contribute to society and engage with the world around us is always under scrutiny both internally and externally. Despite the commitment of Unilever to ethical business and the steps we take to adhere to this commitment, there remains a risk that activities or events cause us to fall short of our desired standard, resulting in damage to Unilever’s corporate reputation and business results.

LEGAL AND REGULATORY
Compliance with laws and regulations is an essential part of Unilever’s business operations.

Unilever is subject to local, regional and global laws and regulations in such diverse areas as product safety, product claims, trademarks, copyright, patents, competition, employee health and safety, the environment, corporate governance, listing and disclosure, employment and taxes.

Failure to comply with laws and regulations could expose Unilever to civil and/or criminal actions leading to damages, fines and criminal sanctions against us and/or our employees with possible consequences for our corporate reputation.

Changes to laws and regulations could have a material impact on the cost of doing business. Tax, in particular, is a complex area where laws and their interpretation are changing regularly, leading to the risk of unexpected tax exposure.

Unilever Annual Report and Accounts 2014	Strategic Report 37

SUMMARY REMUNERATION REPORT

CHAIRMAN’S LETTER

DEAR SHAREHOLDERS,

I am pleased to report that our Remuneration Policy was adopted at the 2014 NV and PLC AGMs with strong levels of support and remains unchanged for 2015.

REMUNERATION POLICY – AVAILABLE ON OUR WEBSITE

To simplify this year’s report we have chosen not to repeat our Remuneration Policy, which is available on our website. To reflect the reward decisions taken for 2015 by the Compensation Committee we have updated the supporting information in the remuneration policy table and other contextual information.

  www.unilever.com/ara2014/downloads

BUSINESS PERFORMANCE AND REMUNERATION OUTCOMES FOR 2014

ANNUAL BONUS – A YEAR OF RESILIENT PERFORMANCE

During the year Unilever faced an increasingly challenging external environment. In addition to fierce competition, we also saw weakening consumer demand across many parts of the world and increasing external volatility. The business responded to the combination of these events with resilience by heightening focus on cost control and margin improvement. Although our overall underlying sales growth lowered to 2.9% we continued to outperform our markets, as we have done consistently since Paul Polman’s appointment as CEO. Through rigorous control of overheads, we delivered a core operating margin improvement of 0.4 percentage points despite adverse currency movements. With the quality of these results in mind, the Committee exercised its judgement to uplift the annual bonus outcome from 68% to 80% of target and decided to pay a bonus of 132% of salary (66% of maximum) to the CEO, Paul Polman, and a bonus of 88% of salary (59% of maximum) to the CFO, Jean-Marc Huët. The Committee believes that these awards fairly reflect the performance delivered in 2014. This consistency in performance delivery, now established over the last six years, shows that Unilever is building a more resilient company. We are better able to withstand the challenges of an increasingly uncertain business environment because we are moving towards a business model with long-term sustainability at its core.

GSIP AND MCIP – STRONG FINANCIAL PERFORMANCE OVER THE LAST THREE YEARS

Over the past three years, Unilever has again delivered very strong financial performance. Underlying sales growth during this period was 4.7% per annum. Core operating margin improvement over the period was an average of 0.37 percentage points per year, demonstrating management’s drive for consistent top and bottom line growth. Unilever has also generated very strong operating cash in the period, with cumulative operating cash flow of €15.5 billion. Total shareholder return (TSR) over this three-year period was below the performance of our peers, and, as a result, no part of the GSIP and MCIP awards related to TSR will vest. The Committee believes the outcomes of the long-term share incentive plans represent a fair reflection of Unilever’s underlying performance over the last three years. On the basis of this performance, the Committee determined that the GSIP awards to the end of 2014 together with MCIP awards, which were granted to Executive Directors for the first time in 2012, will vest at 121% of initial award levels (ie 61% of maximum for GSIP and 81% of maximum awards for MCIP, which is capped at 150%).

EXECUTIVE DIRECTORS TURN DOWN SALARY INCREASES FOR 2015

In our 2011 Directors’ Remuneration Report, the Committee drew shareholders’ attention to our concern that the CEO’s salary was positioned at the lower end of market practice compared to similar sized UK and European companies. At that time the Committee stated that it would look to make further increases, as appropriate, to address this over the next few years. Since then, largely at the CEO and CFO’s own insistence, we have consistently awarded less of a salary increase than we believed was merited by the performance of the Executive Directors. Having held their salaries steady for longer than intended and in view of the sustained track record of performance delivery, the Committee recommended, and the Boards approved, salary increases for the CEO and CFO with effect from January 2015. In making these recommendations the Committee considered the strong performance of Unilever and alignment, both to increases in pay for the broader employee population and externally. The CEO and CFO have turned down the salary increases recommended by the Committee for 2015.

STRATEGIC LINKAGE OF REWARD TO BUSINESS PERFORMANCE

As in previous years, the Committee continues to use performance-based incentives to drive the business towards delivering sustainable long-term value for shareholders. For 2015, the Committee has decided to focus on the importance of cash generation in an environment of lower global growth rates by replacing underlying volume growth with growth in free cash flow (FCF) as a performance measure for the annual bonus, in alignment with our strategy as set out earlier in this Report. FCF is a widely reported metric used to evaluate Unilever’s in-year performance. For our shareholders, cash is an important driver of value creation, allowing us to pay attractive and sustainable dividends while continuing to invest in the business.

The performance measures for our long-term share incentive plans remain unchanged for the 2015-2017 performance cycle. Even though FCF is our primary cash measure, we use operating cash flow (OCF) as the cash measure in our long-term incentive plans as it better represents underlying long-term performance at constant exchange rates. To better describe long-term management performance, OCF is also adjusted to exclude the impact of cash inflows and outflows resulting from M&A activity and the impact of pension contributions and interest costs on external borrowings.

For reasons of commercial sensitivity, our practice is to disclose the target ranges for performance measures together with the outcomes of incentive plans at the end of the respective performance period.

In 2015 the Committee plans to undertake a further review of our remuneration framework to ensure that it continues to be fully aligned with Unilever’s business strategy and enables us to respond quickly to the rapidly changing markets in which we operate. Specifically, we will be looking for opportunities to simplify reward arrangements and also to strengthen the linkage between executive pay and the creation of sustainable longer-term shareholder value. To the extent that changes are proposed, the Committee will consult with key shareholders to get their feedback in advance of recommending changes to shareholders.

Paul Walsh

Chairman of the Compensation Committee

38 Strategic Report	Unilever Annual Report and Accounts 2014

The following sets out how Unilever’s Remuneration Policy, to be found at www.unilever.com/ara2014/downloads, was implemented in 2014. Further details of remuneration can be found on pages 62 to 77 of the Governance and Financial Report.

SINGLE FIGURE OF REMUNERATION IN 2014 FOR EXECUTIVE DIRECTORS (AUDITED)

The table below shows a single figure of remuneration for each of our Executive Directors, for the years 2013 (restated to reflect the final value of GSIP performance shares on the date of vesting) and 2014.

		Paul Polman		Jean-Marc Huët
		CEO (UK)		CFO (UK)
		(€’000)		(€’000)

		2014	2013 (Restated)	2014	2013 (Restated)
	(A) Base salary (1)	1,251	1,189	885	841
	(B) Fixed allowances and other benefits (2)	787	700	377	594
	(C) Annual bonus	1,652	1,864	778	879
Long-term incentives	(D) MCIP matching shares – (required by UK law)	1,803	n/a	370	n/a
	(E) GSIP performance shares – (required by UK law)	3,923	3,798	3,022	2,630
	Long-term incentives (sub-total)	5,726	3,798	3,392	2,630
	(F) Conditional supplemental pension (3)	145	138	n/a	n/a
	Total remuneration paid – (required by UK law) (A+B+C+D+E+F)	9,561	7,689	5,432	4,944

	(G) Share awards (required by Dutch law) (4)	4,206	4,069	2,249	2,652
	Total remuneration paid – (required by Dutch law) (A+B+C+F+G)	8,041	7,960	4,289	4,966

Where relevant, amounts for 2014 have been translated into euros using the average exchange rate over 2014 (€1 = £0.8071), excluding amounts in respect of long-term incentive plans which have been translated into euros using the exchange rate at vesting date (€1 = £0.7383). Amounts for 2013 have been translated into euros using the average exchange rate over 2013 (€1 = £0.8492), excluding amounts in respect of GSIP which have been translated into euros using the exchange rate at vesting date (€1 = £0.8351).

(1)	Salary set in sterling and paid in 2014: CEO – £1,010,000 and CFO – £714,000.
(2)	Includes the fixed allowance, medical insurance cover and actual tax return preparation costs, provision of death-in-service benefits and administration, payment to protect against difference between employee social security obligations in country of residence versus UK (not applicable to Jean-Marc Huët) and Paul Polman’s notional gain due to exercising his options under the Unilever 2005 Share Save Plan.
(3)	Conditional supplemental pension provision agreed with Paul Polman on hiring, which is conditional on his remaining in employment with Unilever to age 60 and subsequently retiring from active service or his death or total disability prior to retirement. This was £117,123 based on 12% of a capped salary of £976,028 for 2014.
(4)	As per the Dutch requirements, these costs are non-cash costs and relate to the expenses recognised for the period following IFRS 2. This is based on share prices on grant dates, a 98% adjustment factor for GSIP shares and MCIP matching shares awarded in 2014, 2013 and 2012.

SINGLE FIGURE OF REMUNERATION IN 2014 FOR NON-EXECUTIVE DIRECTORS (AUDITED)

The table below shows a single figure of remuneration for each of our Non-Executive Directors, for the years 2013 and 2014.

	2014					2013
					Total					Total
	Fees	(a)	Benefits	(b)	remuneration	Fees	(a)	Benefits	(b)	remuneration
Non-Executive Director	€’000		€’000		€’000	€’000		€’000		€’000
Michael Treschow(c)	654		3		657	637		1		638
Laura Cha	101		–		101	62		–		62
Louise Fresco(d)	113		–		113	106		–		106
Ann Fudge	101		11		112	103		17		120
Charles Golden(e)	42		–		42	101		14		115
Byron Grote(f)	125		–		125	127		2		129
Mary Ma	107		–		107	66		–		66
Sunil Bharti Mittal(g)	–		–		–	32		–		32
Hixonia Nyasulu	107		–		107	102		12		114
Sir Malcolm Rifkind	101		–		101	103		–		103
John Rishton	107		–		107	66		–		66
Feike Sijbesma	15		1		16	n/a		n/a		n/a
Kees Storm(h)	196		3		199	191		–		191
Paul Walsh(i)	113		2		115	119		–		119
Total	1,882		20		1,902	1,815		46		1,861

(a)	This includes fees received from both NV in euros and PLC in sterling for both 2013 and 2014 respectively. Includes basic Non-Executive Director fee and Committee chairmanship and/or membership.
(b)	The only benefit received relates to travel by spouses or partners where they are invited by Unilever.
(c)	Chairman.
(d)	Chair, Corporate Responsibility Committee.
(e)	Chose not to put himself forward for re-election at the May 2014 AGMs.
(f)	Chair, Audit Committee.
(g)	Chose not to put himself forward for re-election at the May 2013 AGMs.
(h)	Vice-Chairman and Chair of the Nominating and Corporate Governance Committee.
(i)	Chair, Compensation Committee.

Unilever Annual Report and Accounts 2014	Strategic Report 39

SHAREHOLDER INFORMATION

FINANCIAL CALENDAR

ANNUAL GENERAL MEETINGS

	Date	Voting Record date	Voting & Registration date
NV	1.30pm 29 April 2015	1 April 2015	22 April 2015
PLC	1.30pm 30 April 2015	–	28 April 2015

QUARTERLY DIVIDENDS

Dates listed below are applicable to all four Unilever listings (NV ordinary shares, PLC ordinary shares, NV New York shares, and PLC ADRs).

		NV NY and PLC ADR	NV and PLC
	Announced	ex-dividend date	ex-dividend date	Record date	Payment date

Quarterly dividend announced with the Q4 2014 results	20 January 2015	4 February 2015	5 February 2015	6 February 2015	11 March 2015

Quarterly dividend announced with the Q1 2015 results	16 April 2015	22 April 2015	23 April 2015	24 April 2015	3 June 2015

Quarterly dividend announced with the Q2 2015 results	23 July 2015	5 August 2015	6 August 2015	7 August 2015	9 September 2015

Quarterly dividend announced with the Q3 2015 results	15 October 2015	28 October 2015	29 October 2015	30 October 2015	9 December 2015

PREFERENTIAL DIVIDENDS – NV

		Announced	Ex-dividend date	Record date	Payment date
6% and 7%		23 July 2015	6 August 2015	7 August 2015	9 September 2015

CONTACT DETAILS

Unilever N.V. and Unilever PLC

100 Victoria Embankment

London EC4Y 0DY

United Kingdom

Institutional Investors telephone	+44 (0)20 7822 6830

Any queries can also be sent to us electronically via

www.unilever.com/resource/contactus

Private Shareholders can email us at

shareholder.services@unilever.com

SHARE REGISTRATION

THE NETHERLANDS

SGG Netherlands N.V.

Claude Debussylaan 24

1082 MD Amsterdam

Telephone	+31 (0)20 522 25 55
Telefax	+31 (0)20 522 25 00
Website	www.sgggroup.com
Email	registers@sgggroup.com
UK Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZZ
Telephone	+44 (0)870 600 3977
Telefax	+44 (0)870 703 6101
Website	www.investorcentre.co.uk/contactus
Email	webcorres@computershare.co.uk
US American Stock Transfer & Trust Company Operations Center 6201 15th Avenue Brooklyn, NY 11219
Toll-free number	+1 (800) 937-5449
Direct dial	+1 718 921 8124
Email	DB@amstock.com

WEBSITE

Shareholders are encouraged to visit our website www.unilever.com which has a wealth of information about Unilever.

There is a section designed specifically for investors at www.unilever.com/investorrelations. It includes detailed coverage of the Unilever share price, our quarterly and annual results, performance charts, financial news and investor relations speeches and presentations. It also includes conference and investor/analyst presentations.

You can also view this year’s Annual Report and Accounts, and prior years’ Annual Review and Annual Report and Accounts documents, at www.unilever.com/investorrelations.

PLC shareholders can elect to receive their shareholder communications such as the Annual Report and Accounts and other shareholder documents electronically by registering at www.unilever.com/shareholderservices.

PUBLICATIONS

The Strategic Report is only part of the Annual Report and Accounts 2014 and, together with the governance section of the Governance and Financial Report, constitutes the report of the Directors within the meaning of Section 2:391 of the Dutch Civil Code. Copies of the Strategic Report, the Governance and Financial Report, and the public documents referred to below can be accessed directly or ordered through www.unilever.com/investorrelations.

UNILEVER ANNUAL REPORT AND ACCOUNTS 2014

The Unilever Annual Report and Accounts 2014 comprises the Strategic Report and the Governance and Financial Report which is available in English with figures in euros. It forms the basis for the Form 20-F that is filed with the United States Securities and Exchange Commission, which is also available free of charge at www.sec.gov.

QUARTERLY RESULTS ANNOUNCEMENTS

Available in English with figures in euros.

40 Strategic Report	Unilever Annual Report and Accounts 2014

CAUTIONARY STATEMENT

This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group’s Annual Report on Form 20-F for the year ended 31 December 2014 and the Annual Report and Accounts 2014. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

This document is not prepared in accordance with US GAAP and should not therefore be relied upon by readers as such. The Group’s Annual Report on Form 20-F for 2014 is separately filed with the US Securities and Exchange Commission and is available on our corporate website www.unilever.com.

In addition, a printed copy of the Annual Report on Form 20-F is available, free of charge, upon request to Unilever, Investor Relations Department, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom.

This report comprises regulated information within the meaning of Sections 1:1 and 5:25c of the Act on Financial Supervision (“Wet op het financieel toezicht (Wft)”) in the Netherlands.

The brand names shown in this report are trademarks owned by or licensed to companies within the Unilever Group.

References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, the Annual Report and Accounts 2014 or Annual Report on Form 20-F with the exception of the explanations and disclaimers which can be accessed via KPMG’s website: www.kpmg.com/uk/auditscopeukco2014b, which is incorporated into the Auditor’s Report in the Annual Report and Accounts 2014 as if set out in full.

Designed and produced by Unilever Communications in conjunction with Addison Group at www.addison-group.net.

Photography by Samuel Olusegun Ajayi, Angga Aria, Oliver Edwards, Igor Emmerich, Philip Gatward, Angelo Giampiccolo, Michael Heffernan, Frans Lemmens, Atul Loke, Chris Moyse, Suwit Ngaokaew, Muhittin Tüylüce, Rian Ardi Wakito, Martin Wanyoike, Jessie Watford, Aht Yomyai, Yan Zhen, The Pack Shot Company and from the Unilever image library and content hub.

Printed at Pureprint Group, ISO 14001. FSC® certified and CarbonNeutral®.

This document is printed on Amadeus 100% Recycled Silk and Offset. These papers have been exclusively supplied by Denmaur Independent Papers which has offset the carbon produced by the production and delivery of them to the printer.

These papers are 100% recycled and manufactured using de-inked post-consumer waste. All the pulp is bleached using an elemental chlorine free process (ECF). Printed in the UK by Pureprint using its alcofree® and pureprint® environmental printing technology. Vegetable inks were used throughout. Pureprint is a CarbonNeutral® company. Both the manufacturing mill and the printer are registered to the Environmental Management System ISO 14001 and are Forest Stewardship Council® (FSC) chain-of-custody certified.

If you have finished with this document and no longer wish to retain it, please pass it on to other interested readers or dispose of it in your recycled paper waste. Thank you.

FOR FURTHER INFORMATION ABOUT UNILEVER, PLEASE VISIT OUR WEBSITE:

WWW.UNILEVER.COM

BRINGING SANITATION TO THE WORLD'S POOREST CONSUMERS

In India around 600 million people, like Saritadevi (pictured*), do not have access to a toilet in their house, leaving them no choice but to use local fields. Unilever is committed to helping 25 million people gain improved access to a toilet by 2020, by promoting the benefits of using clean toilets and making toilets accessible.

We are working with multiple partners, including UNICEF, to create sustainable approaches to better sanitation by promoting good hygiene practices to improve the health and well-being of communities and helping to create demand for access to toilets.

We are also working with Water & Sanitation for the Urban Poor (WSUP) to develop innovative sanitation businesses and promote hygiene communications to millions of the poorest consumers in Ghana, Bangladesh, Kenya and Zambia.

And we are providing support through the Domestos Toilet Academy, a market-based model that improves sanitation in India and Vietnam. By the end of 2014 there were ten Domestos Toilet Academies open, eight in India and two in Vietnam. The Academies train entrepreneurs to form businesses supplying, installing and maintaining hygienic toilets. The initiative will train 250 entrepreneurs and supply 51,000 toilets by the end of 2015.

*The photograph of Saritadevi was taken for WSUP by Atul Loke.

UNILEVER N.V.
Head Office and Registered Office
Weena 455, PO Box 760
3000 DK Rotterdam
The Netherlands
T +31 (0)10 217 4000
F +31 (0)10 217 4798

Commercial Register Rotterdam
Number: 24051830

UNILEVER PLC
Head Office
100 Victoria Embankment
London EC4Y 0DY
United Kingdom
T +44 (0)20 7822 5252
F +44 (0)20 7822 5951

Registered Office
Unilever PLC
Port Sunlight
Wirral
Merseyside CH62 4ZD
United Kingdom

Registered in England and Wales
Company Number: 41624

MAKING SUSTAINABLE LIVING COMMONPLACE

ANNUAL REPORT AND ACCOUNTS 2014

GOVERNANCE AND FINANCIAL REPORT

The Directors’ Report of Unilever PLC on pages 41-61, 78 (Statement of Directors’ responsibilities), 103 (Dividends on ordinary capital), 114-119 (Treasury risk management) and 135 and 139 (Post balance sheet event) has been approved by the PLC Board and signed on its behalf by Tonia Lovell – Group Secretary.

The Strategic Report, together with the governance section of the Governance and Financial Report, constitutes the report of the Directors within the meaning of Section 2:391 of the Dutch Civil Code and has been approved by the NV Board and signed on its behalf by Tonia Lovell – Group Secretary.

ANNUAL REPORT AND ACCOUNTS 2014

OUR ANNUAL REPORT AND ACCOUNTS 2014 IS IN TWO PARTS:

OUR STRATEGIC REPORT

The Strategic Report contains information about us, how we make money and how we run our business. It includes our strategy, business model, markets and Key Performance Indicators, as well as our approach to sustainability and risk.

GOVERNANCE AND FINANCIAL REPORT

The Governance and Financial Report contains detailed corporate governance information, how we mitigate risk, our Committee reports and how we remunerate our Directors, plus our Financial Statements and Notes.

ONLINE

You can find more information about Unilever online at www.unilever.com.
For the latest information on the USLP visit www.unilever.com/sustainable-living.
Our Strategic Report and Governance and Financial Report, along with other relevant documents, can be downloaded at www.unilever.com/ara2014/downloads.

CORPORATE

GOVERNANCE

GOVERNANCE OF UNILEVER

ABOUT UNILEVER

Unilever N.V. (NV) and Unilever PLC (PLC), together with their group companies have, since the Unilever Group was formed in 1930, operated as nearly as practicable as a single economic entity. This is achieved by special provisions in the Articles of Association of NV and PLC, together with a series of agreements between NV and PLC which are together known as the Foundation Agreements (described below). These agreements enable Unilever to achieve unity of management, operations, shareholders’ rights, purpose and mission and can be found on our website.

The Equalisation Agreement makes the economic position of the shareholders of NV and PLC, as far as possible, the same as if they held shares in a single company. The Equalisation Agreement regulates the mutual rights of the shareholders of NV and PLC. Under the Equalisation Agreement, NV and PLC must adopt the same financial periods and accounting policies.

The Deed of Mutual Covenants provides that NV and PLC and their respective subsidiary companies shall co-operate in every way for the purpose of maintaining a common operating policy. They shall exchange all relevant information about their respective businesses – the intention being to create and maintain a common operating platform for the Group throughout the world. The Deed also contains provisions for the allocation of assets between NV and PLC.

Under the Agreement for Mutual Guarantees of Borrowing between NV and PLC, each company will, if asked by the other, guarantee the borrowings of the other and the other’s subsidiaries. These arrangements are used, as a matter of financial policy, for certain significant borrowings. They enable lenders to rely on our combined financial strength.

NV’s Articles of Association contain, among other things, the objects clause, which sets out the scope of activities that NV is authorised to undertake. They are drafted to give a wide scope and provide that the primary objectives are: to carry on business as a holding company, to manage any companies in which it has an interest and to operate and carry into effect the Equalisation Agreement. At the 2010 PLC AGM, the shareholders agreed that the objects clause be removed from PLC’s Articles of Association so that there are no restrictions on its objects.

Each NV ordinary share represents the same underlying economic interest in the Unilever Group as each PLC ordinary share. However, NV and PLC remain separate legal entities with different shareholder constituencies and separate stock exchange listings. Shareholders cannot convert or exchange the shares of one for the shares of the other.

www.unilever.com/legalstructure

BOARDS

The Boards of NV and PLC have ultimate responsibility for the management, general affairs, direction, performance and long-term success of our business as a whole. The Boards are one-tier boards, the same people are on both Boards and the responsibility of the Directors is collective, taking into account their respective roles as Executive Directors and Non-Executive Directors. During 2014, Unilever continued to have two Executive Directors, the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), who are also members of the Unilever Leadership Executive (ULE) and are full-time employees of Unilever. The majority of the Directors are Non-Executive Directors who essentially have a supervisory role.

A list of our current Directors, their roles on the Boards, their dates of appointments and their other major appointments is set out on page 54.

The Boards have delegated the operational running of the Group to the CEO with the exception of the following matters which are reserved for the Boards: structural and constitutional matters, corporate governance, approval of dividends, approval of overall strategy for the Group and approval of significant transactions or arrangements in relation to mergers, acquisitions, joint ventures and disposals, capital expenditure, contracts, litigation, financing and pensions. The CEO is responsible to the Boards and is able to delegate any of his powers and discretions which he does to members of the ULE. The ULE is chaired by and reports to the CEO. The biographies of ULE members are on page 55.

BOARD COMMITTEES

The Boards have established four Board Committees: the Audit Committee, the Compensation Committee, the Corporate Responsibility Committee and the Nominating and Corporate Governance Committee. The terms of reference of these Committees can be found on our website and the reports of each Committee can be found on pages 56 to 77. Attendance tables can be found within each Committee Report.

www.unilever.com/committees

THE GOVERNANCE OF UNILEVER

Further details of the roles and responsibilities of the Chairman, Vice Chairman, CEO and other corporate officers and how our Boards effectively operate as one board, govern themselves and delegate their authorities are set out in the document entitled ‘The Governance of Unilever’, which can be found on our website.

The Governance of Unilever also describes the Foundation Agreements, Directors’ appointment, tenure, induction and training, Directors’ ability to seek independent advice at Unilever’s expense and details about Board and Management Committees (including the Disclosure Committee).

www.unilever.com/corporategovernance

BOARD EFFECTIVENESS

BOARD MEETINGS

A minimum of five face-to-face meetings are planned throughout the calendar year to consider, for example, the half-year and full-year results announcements of the Group and the Annual Report and Accounts. Other Board meetings and telephone conferences are held to discuss matters that arise as well as Group strategic issues. Meetings of the Boards may be held either in London or in Rotterdam or such other locations as the Boards think fit, with one or two off-site Board meetings a year. The Chairman sets the Boards’ agenda, ensures the Directors receive accurate, timely and clear information, and promotes effective relationships and open communication between the Executive and Non-Executive Directors.

Unilever Annual Report and Accounts 2014	Governance 41

CORPORATE GOVERNANCE CONTINUED

In 2014 the Boards met physically in January, March, May, July, September and November and considered important corporate events and actions, such as:

•	developing and approval of the overall strategy;
•	oversight of the performance of the business;
•	review of risks and internal risk management and control systems;
•	authorisation of major transactions;
•	declaration of dividends;
•	convening of shareholders’ meetings;
•	nominations for Board appointments;
•	review of Directors’ remuneration policy;
•	review of the functioning of the Boards and their Committees; and
•	review of corporate responsibility and sustainability, in particular the Unilever Sustainable Living Plan.

ATTENDANCE

The following table shows the attendance of Directors at Board meetings in 2014. If Directors are unable to attend a Board meeting they have the opportunity beforehand to discuss any agenda items with the Chairman. Attendance is expressed as the number of meetings attended out of the number eligible to be attended.

Main Board
Michael Treschow(a)	7/7
Kees Storm(b)	6/7
Paul Polman(c)	7/7
Jean-Marc Huët(c)	7/7
Laura Cha	7/7
Louise Fresco	7/7
Ann Fudge	7/7
Charles Golden(d)	3/3
Byron Grote	7/7
Mary Ma	7/7
Hixonia Nyasulu	7/7
Sir Malcolm Rifkind	6/7
John Rishton	7/7
Feike Sijbesma(e)	1/1
Paul Walsh	7/7

(a) Chairman

(b) Vice-Chairman/Senior Independent Director

(c) Executive Director

(d) Retired from the Boards on 14 May 2014

(e) Appointed to the Boards with effect from 1 November 2014

NON-EXECUTIVE DIRECTOR MEETINGS

The Non-Executive Directors meet as a group, without the Executive Directors present, to consider specific agenda items set by them, usually four or five times a year. In 2014 they met five times. The Chairman, or in his absence the Vice-Chairman/Senior Independent Director, chairs such meetings.

BOARD EVALUATION

Each year the Boards formally assess their own performance with the aim of helping to improve the effectiveness of both the Boards and the Committees and at least once every three years an independent third party facilitates the evaluation. The evaluation consists of individual interviews with the Directors by the Chairman and also, every three years, by the external evaluator. These interviews complement our annual process of completion by all Directors of three full and confidential online evaluation questionnaires on our Boards, CEO and Chairman. The detailed Board questionnaire invites comments on a number of key areas including Board responsibility, operations, effectiveness, training and knowledge.

As in 2011 Mr J. de Leeuw, an independent external consultant, facilitated the 2014 Board evaluation. Mr J. de Leeuw has no other connection with the Unilever Group. The Chairman’s Statement on page 2 describes the key actions agreed by the Boards following that evaluation.

page 2 of the Strategic Report

In addition to the evaluation of the Boards’ effectiveness, each year the Chairman conducts a process of evaluating the performance and contribution of each Director which includes a one-to-one performance and feedback discussion with each Director. The evaluation of the performance of the Chairman is led by the Vice-Chairman/Senior Independent Director and the Chairman leads the evaluation of the CEO, both using bespoke questionnaires. Committees of the Boards evaluate themselves annually under supervision of their respective Chairmen taking into account the views of respective Committee members and the Boards.

APPOINTMENT

In seeking to ensure that NV and PLC have the same Directors, the Articles of Association of NV and PLC contain provisions which are designed to ensure that both NV and PLC shareholders are presented with the same candidates for election as Directors. Anyone being elected as a Director of NV must also be elected as a Director of PLC and vice versa. Therefore, if an individual fails to be elected to both companies he or she will be unable to take his or her place on either Board. These provisions of the Articles cannot be changed without the permission, in the case of NV, of the holders of the NV special ordinary shares and, in the case of PLC, of the holders of the PLC deferred stock.

The report of the Nominating and Corporate Governance Committee (NCGC) on pages 60 and 61 describes the work of the NCGC in Board appointments and recommendations for re-election. In addition, shareholders are able to nominate Directors. The procedure for shareholders to nominate Directors can be found in the ‘Appointment procedure for NV & PLC Directors’ document under ‘download links’ on our website. To do so they must put a resolution to both the NV and PLC AGMs in line with local requirements. Directors are appointed by shareholders by a simple majority vote at each AGM.

www.unilever.com/boardsofunilever

DIRECTOR INDUCTION AND TRAINING

All Directors receive induction on joining the Boards and the Chairman ensures that ongoing training is provided for Directors by way of site visits, presentations and circulated updates at (and between) Board and Board Committee meetings on, among other things, Unilever’s business, environmental, social and corporate governance, regulatory developments and investor relations matters. Details of the training provided to the Directors in 2014 can be found in the Chairman’s Statement on page 2.

page 2 of the Strategic Report

INDEPENDENCE AND CONFLICTS

As the Non-Executive Directors make up the Committees of the Boards, it is important that they can be considered to be independent. Each year the Boards conduct a thorough review of the Non-Executive Directors’, and their related or connected persons’, relevant relationships referencing the criteria set out in ‘The Governance of Unilever’ which is derived from the relevant best practice guidelines in the Netherlands, UK and US.

42 Governance	Unilever Annual Report and Accounts 2014

The Boards currently consider all our Non-Executive Directors to be independent of Unilever. Furthermore, the Boards have determined that Byron Grote’s current position of serving on the audit committees of more than three public companies does not impair his ability to effectively serve on the Audit Committee.

We attach special importance to avoiding conflicts of interest between NV and PLC and their respective Directors. The Boards ensure that there are effective procedures in place to avoid conflicts of interest by Board members. If appropriate, authorisation of situational conflicts is given by the Boards to the relevant Director. The authorisation includes conditions relating to keeping Unilever information confidential and to the Director’s exclusion from receiving and discussing relevant information at Board meetings. Situational conflicts are reviewed annually by the Boards as part of the determination of Director independence. In between those reviews Directors have a duty to inform the Boards of any relevant changes to the situation. A Director may not vote on, or be counted in a quorum in relation to, any resolution of the Boards in respect of any situation in which he or she has a conflict of interest. The procedures that Unilever has put in place to deal with conflicts of interest operate effectively.

Unilever recognises the benefit to the individual and the Group of senior executives acting as directors of other companies but, to ensure outside directorships of our Executive Directors do not involve an excessive commitment or conflict of interest, the number of outside directorships of listed companies is generally limited to one per Executive Director and approval is required from the Chairman.

INDEMNIFICATION

The terms of NV Directors’ indemnification are provided for in NV’s Articles of Association. The power to indemnify PLC Directors is provided for in PLC’s Articles of Association and deeds of indemnity have been issued to all PLC Directors. Appropriate qualifying third party directors’ and officers’ liability insurance was in place for all Unilever Directors throughout 2014 and is currently in force.

In addition, PLC provides indemnities (including, where applicable, a qualifying pension scheme indemnity provision) to the Directors of three subsidiaries which each acts as trustee of a Unilever UK pension fund. Appropriate trustee liability insurance is also in place.

OUR SHARES

NV SHARES

SHARE CAPITAL

NV’s issued share capital on 31 December 2014 was made up of:

•	€274,356,432 split into 1,714,727,700 ordinary shares of €0.16 each;
•	€1,028,568 split into 2,400 ordinary shares numbered 1 to 2,400 known as special shares; and
•	€81,454,014 split into two classes (6% and 7%) of cumulative preference shares (financing preference shares)*.

* These shares are included within liabilities (note 15C).

LISTINGS

NV has listings of shares and depositary receipts for shares on Euronext Amsterdam and of New York Registry Shares on the New York Stock Exchange.

VOTING RIGHTS

NV shareholders can cast one vote for each €0.16 nominal capital they hold. Therefore, the voting rights attached to NV’s outstanding shares are split as follows:

	Total number of votes		% of issued capital
1,714,727,700 ordinary shares	1,714,727,700	(a)	76.89
2,400 special shares	6,428,550		0.29
161,060 6% cumulative preference shares	431,409,276	(b)	19.34
29,000 7% cumulative preference shares	77,678,313	(c)	3.48

As at 31 December 2014:

(a)	141,560,629 shares were held in treasury and 12,368,368 shares were held to satisfy obligations under share-based incentive schemes.
(b)	37,679 6% cumulative preference shares were held in treasury.
(c)	7,562 7% cumulative preference shares were held in treasury.

The special shares and the shares under (a), (b) and (c) are not voted on.

SHARE ISSUES AND BUY BACKS

NV may issue shares not yet issued and grant rights to subscribe for shares only pursuant to a resolution of the General Meeting or of another corporate body designated for such purpose by a resolution of the General Meeting. At the NV AGM held on 14 May 2014 the Board was designated as the corporate body authorised to resolve on the issue of, or on the granting of rights to subscribe for, shares not yet issued and to restrict or exclude the statutory pre-emption rights that accrue to shareholders upon issue of shares, on the understanding that this authority is limited to 10% of the issued share capital of NV, plus an additional 10% of the issued share capital of NV in connection with or on the occasion of mergers, acquisitions or strategic alliances.

At the 2014 NV AGM the Board of NV was also authorised to cause NV to buy back its own shares or depositary receipts thereof, with a maximum of 10% of issued share capital, either through purchase on a stock exchange or otherwise, at a price, excluding expenses, not lower than €0.01 (one euro cent) and not higher than 10% above the average of the closing price of the shares on the Euronext stock exchange in Amsterdam for the five business days before the day on which the purchase is made.

These authorities expire on the earlier of the conclusion of the 2015 NV AGM or the close of business on 30 June 2015 (the last date by which NV must hold an AGM in 2015). Such authorities are renewed annually and authority will be sought at NV’s 2015 AGM.

During 2014 Unilever group companies purchased 7,304,993 NV New York Registry Shares, each representing one NV ordinary share with a nominal value of €0.16 for €227.5 million to facilitate grants made in connection with its employee compensation programmes. This represents 0.426% of the called-up share capital of NV. No NV 6% cumulative preference shares nor NV 7% cumulative preference shares were purchased by Unilever group companies during 2014. Further information on this and on NV shares held by an employee share trust can be found in note 4 to the consolidated accounts on pages 98 and 99.

NV SPECIAL ORDINARY SHARES

The NV special ordinary shares may only be transferred to one or more other holders of such shares. The joint holders of these shares are N.V. Elma and United Holdings Limited, which are subsidiaries of NV and PLC respectively. The Boards of N.V. Elma and United Holdings Limited comprise the members of the Nominating and Corporate Governance Committee.

TRUST OFFICE

The Foundation Unilever N.V. Trust Office (Stichting Administratiekantoor Unilever N.V.) is a trust office with a board independent of Unilever. As part of its corporate objects, the Trust

Unilever Annual Report and Accounts 2014	Governance 43

CORPORATE GOVERNANCE CONTINUED

Office issues depositary receipts in exchange for the NV ordinary shares and NV 7% preference shares. These depositary receipts are listed on Euronext Amsterdam, as are the NV ordinary and 7% preference shares themselves.

Holders of depositary receipts can under all circumstances exchange their depositary receipts for the underlying shares (and vice versa) and are entitled to dividends and all economic benefits on the underlying shares held by the Trust Office. There are no limitations on the holders’ voting rights, they can attend all General Meetings of NV, either personally or by proxy, and have the right to speak. The Trust Office only votes shares that are not represented at a General Meeting. The Trust Office votes in such a way as it deems to be in the interests of the holders of the depositary receipts. This voting policy is laid down in the Conditions of Administration that apply to the depositary receipts.

The Trust Office’s shareholding fluctuates daily. Its holdings on 31 December 2014 were 1,331,829,935 NV ordinary shares (77.67%) and 9,776 NV 7% cumulative preference shares (33.71%).

The members of the board at the Trust Office are Mr J H Schraven (chairman), Mr P P de Koning, Ms C M S Smits-Nusteling and Mr A A Olijslager. Prof Emeritus Dr L. Koopmans retired on 11 February 2015. The Trust Office reports periodically on its activities. Further information on the Trust Office, including its Articles of Association and Conditions of Administration, can be found on its website.

Unilever considers the arrangements of the Trust Office to be appropriate and in the interests of NV and its shareholders given the size of the voting rights attached to the financing preference shares and the relatively low attendance of holders of ordinary shares at the General Meetings of NV.

www.administratiekantoor-unilever.nl

PLC SHARES

SHARE CAPITAL

PLC’s issued share capital on 31 December 2014 was made up of:

•	£40,760,420 split into 1,310,156,361 ordinary shares of 3 1/9p each; and
•	£100,000 of deferred stock of £1 each.

LISTINGS

PLC has shares listed on the London Stock Exchange and, as American Depositary Receipts, on the New York Stock Exchange.

VOTING RIGHTS

PLC shareholders can cast one vote for each 3 1/9p nominal capital they hold. This means that shareholders can cast one vote for each PLC ordinary share or PLC American Depositary Receipt of Shares. Therefore, the total number of voting rights attached to PLC’s outstanding shares is as follows:

	Total number of votes		% of issued capital
1,310,156,361 ordinary shares	1,310,156,361	(a)	99.76
£100,000 deferred stock	3,214,285		0.24

(a)	Of which 26,696,994 shares were held by PLC in treasury and 7,507,715 shares were held by NV group companies or by share trusts as at 31 December 2014. These shares are not voted on.

SHARE ISSUES AND BUY BACKS

The PLC Board may, subject to the UK Companies Act 2006 and the passing of the appropriate resolutions at a General Meeting, issue shares within the limits prescribed within the resolutions. At PLC’s 2014 AGM the PLC Directors were authorised to issue new shares, up to a maximum of £13,300,000 nominal value (which at the time represented approximately 33% of PLC’s issued ordinary share capital) and to disapply pre-emption rights up to approximately 5% of PLC’s issued ordinary share capital.

In addition, at PLC’s 2014 AGM the PLC Board was authorised by a resolution of PLC to make market purchases of its ordinary shares, up to a maximum of 128,345,000 shares representing just under 10% of PLC’s issued ordinary share capital and within the limits prescribed in the resolution until the earlier of the conclusion of PLC’s 2015 AGM and 30 June 2015. These authorities are renewed annually and authority will be sought at PLC’s 2015 AGM.

During 2014 Unilever group companies purchased 6,058,733 PLC American Depositary Receipt of shares, each representing one PLC ordinary share with a nominal value of 3 1/9p for €201.07 million to facilitate grants made in connection with its employee compensation programmes. This represents 0.462% of the called-up share capital of PLC. Further information on this and on PLC shares held by an employee share trust can be found in note 4 to the consolidated accounts on pages 98 and 99.

PLC DEFERRED STOCK

The joint holders of the PLC deferred stock are N.V. Elma and United Holdings Limited, which are subsidiaries of NV and PLC respectively. The Boards of N.V. Elma and United Holdings Limited comprise the members of the Nominating and Corporate Governance Committee.

OUR SHAREHOLDERS

SIGNIFICANT SHAREHOLDERS OF NV

As far as Unilever is aware, the only holders of more than 3% of, or 3% of voting rights attributable to, NV’s share capital on 31 December 2014 (apart from the Foundation Unilever N.V. Trust Office, see pages 43 and 44, and shares held in treasury by NV, see page 43), are ING Groep N.V. (ING), ASR Nederland N.V. (ASR) and BlackRock, Inc. (BlackRock) as indicated in the table below.

Shareholder	Class of shares	Total number of shares held	% of relevant class
ING	ordinary shares	5,653,749	0.33
	7% cumulative
	preference shares	20,665	71.26
	6% cumulative
	preference shares	74,088	46.0
ASR	ordinary shares	3,169,339	0.18
	6% cumulative
	preference shares	46,000	28.56
BlackRock	ordinary shares	66,568,832	3.88	(a)

(a)	Representing 2.98% capital interest and 3.71% voting rights in the NV share capital.

As far as Unilever is aware, no disclosable changes in interests in the share capital of NV have been notified to the AFM between 1 January 2015 and 25 February 2015 (the latest practicable date for inclusion in this report). Between 1 January 2012 and 25 February 2015, ING, BlackRock and ASR have held more than 3% in the share capital of NV. Deutsche Bank, Bank of America Corporation and UBS AG also held more than 3% in the share capital of NV, however, during this period, and as notified, these holdings reduced to below the 3% reporting threshold.

44 Governance	Unilever Annual Report and Accounts 2014

SIGNIFICANT SHAREHOLDERS OF PLC

As far as Unilever is aware, the only holders of more than 3% of, or 3% of voting rights attributable to, PLC’s share capital on 31 December 2014 (apart from deferred stock held by Naamlooze Vennootschap Elma and United Holdings Limited, see page 44, and shares held in treasury by PLC, see page 44), are BlackRock, Inc. and the Leverhulme Trust as indicated in the table below.

Shareholder	Class of shares	Total number of shares held	% of relevant class
Naamlooze Vennootschap Elma	deferred shares	50,000	50
United Holdings Limited	deferred shares	50,000	50
BlackRock	ordinary shares	71,832,960	5.5
The Leverhulme Trust	ordinary shares	68,531,182	5.3

No disclosable changes in interests in the share capital of PLC have been notified to PLC between 1 January 2015 and 25 February 2015 (the latest practicable date for inclusion in this report). Between 1 January 2012 and 25 February 2015, Legal & General Group plc, BlackRock and the Trustees of the Leverhulme Trust and the Leverhulme Trade Charities Trust have held more than 3% of, or 3% of voting rights attributable to, PLC’s ordinary shares. During this period, and as notified, these holdings reduced to below the 3% reporting threshold.

During 2014, the trustees of the Leverhulme Trust and the trustees of the Leverhulme Trade Charities Trust (comprising the same individuals (together the ‘Trustees’)) together held 70,566,764 ordinary shares amounting to 5.5% of the voting rights of PLC. On 31 December 2014 the Leverhulme Trust and the Leverhulme Trade Charities Trust became charitable incorporated organisations. As a consequence of these changes, the balance of shares held by the Trustees has reduced to zero and only the Leverhulme Trust has a disclosable interest as shown in the table above.

SHAREHOLDER ENGAGEMENT

Unilever values open, constructive and effective communication with our shareholders. Our shareholders can raise issues directly with the Chairman and, if appropriate, the Vice-Chairman/Senior Independent Director. The CFO has lead responsibility for investor relations, with the active involvement of the CEO. They are supported by our Investor Relations department which organises presentations for analysts and investors. These and other materials (eg an Introduction to Unilever and AGM materials) are generally made available on our website.

Principal shareholders: the Executive Directors’ investor relations programme continued in 2014 with meetings in nine major cities in Europe, North America and Asia. In all, they met more than 90 investors during these roadshows. In addition, the Chairman maintained contact with principal shareholders with one to one and group governance and strategy meetings in the UK and the Netherlands in June and in the US in September.

Quarterly announcements: briefings on quarterly results are given via teleconference and are accessible by telephone or via our website.

Annual investor seminar: this annual event was held in our London offices in December 2014. It focused on ‘Driving Profitable Growth and Agility’ and included presentations on brands, R&D and supply chain. The event was attended by members of the Unilever Leadership Executive and other senior management. The slides shown and an audio-recording of the presentations were made available and can be accessed on our website. This allows those investors not attending in person to access the information provided at the event.

Investor conferences: the Executive Directors and members of the Investor Relations team also meet a large number of investors at the industry conferences they attend. In 2014 the conferences that were attended by Unilever representatives included broker sponsored conferences in London, Paris, Brussels, San Francisco and Singapore.

Feedback from shareholders: we maintain a frequent dialogue with our principal shareholders and regularly collect feedback. In addition, in 2014 we asked a cross section of investors to participate in a detailed perception study. We use this feedback to help shape our investor programme and future shareholder communications. Private shareholders are encouraged to give feedback via shareholder.services@unilever.com. The Chairman, Executive Directors and Chairmen of the Committees are also generally available to answer questions from the shareholders at the AGMs each year.

Board awareness: the Boards are briefed on investor reactions to the Group’s quarterly results announcements and are briefed on any issues raised by shareholders that are relevant to their responsibilities.

www.unilever.com/investorrelations

GENERAL MEETINGS

Both Unilever N.V. and Unilever PLC hold an AGM each year. At the AGMs the Chairman gives his thoughts on governance aspects of the preceding year and the CEO gives a detailed review of the performance of the Group over the last year. Shareholders are encouraged to attend the relevant meeting and to ask questions at or in advance of the meeting. Indeed, the question and answer session forms an important part of each meeting. The external auditors are welcomed to the AGMs and are entitled to address the meetings.

The 2014 AGMs were held in London and in Rotterdam in May and the topics raised by shareholders included: Non-Executive Directors’ shareholdings, Non-Executive Director succession planning, the PLC Dividend Reinvestment Plan, the NV Cumulative Preference shares, the termination of the certification of the NV shares and how Unilever’s values are reflected across its brand portfolio.

VOTING

Shareholders can vote in person or by proxy. Similar arrangements apply to holders of depositary receipts issued for NV shares and the holders of NV preference shares. The Trustees of the PLC employee share trusts may vote or abstain in any way they think fit and in doing so may take into account both financial and non-financial interests of the beneficiaries of the employee share trusts or their dependants. Historically the Trustees tend not to exercise this right.

The shares held by NV and PLC in treasury are not voted on. More information on the exercise of voting rights can be found in NV’s and PLC’s Articles of Association and in the respective Notices of Meetings, all of which can be found on our website.

www.unilever.com/corporategovernance

www.unilever.com/agm

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CORPORATE GOVERNANCE CONTINUED

SHAREHOLDER PROPOSED RESOLUTIONS

Shareholders of NV may propose resolutions if they individually or together hold at least 1% of NV’s issued capital in the form of shares or depositary receipts issued for NV shares. Shareholders who together represent at least 10% of the issued capital of NV can also requisition Extraordinary General Meetings to deal with specific resolutions.

Shareholders of PLC may propose resolutions if they individually or together hold shares representing at least 5% of the total voting rights of PLC, or 100 shareholders who hold on average £100 each in nominal value of PLC share capital can require PLC to propose a resolution at a General Meeting. PLC shareholders holding in aggregate 5% of the issued PLC ordinary shares are able to convene a General Meeting of PLC.

REQUIRED MAJORITIES

Resolutions are usually adopted at NV and PLC General Meetings by an absolute majority of votes cast, unless there are other requirements under the applicable laws or NV’s or PLC’s Articles of Association. For example, there are special requirements for resolutions relating to the alteration of the Articles of Association, the liquidation of NV or PLC and the alteration of the Equalisation Agreement.

A proposal to alter the Articles of Association of NV can only be made by the NV Board. A proposal to alter the Articles of Association of PLC can be made either by the PLC Board or by requisition of shareholders in accordance with the UK Companies Act 2006. Unless expressly specified to the contrary in PLC’s Articles of Association, PLC’s Articles of Association may be amended by a special resolution. Proposals to alter the provisions in the Articles of Association of NV and PLC respectively relating to the unity of management require the prior approval of meetings of the holders of the NV special ordinary shares and the PLC deferred stock. The Articles of Association of both NV and PLC can be found on our website.

www.unilever.com/corporategovernance

RIGHT TO HOLD SHARES

Unilever’s constitutional documents place no limitations on the right to hold NV and PLC shares. There are no limitations on the right to hold or exercise voting rights on the ordinary shares of NV and PLC imposed by Dutch or English law.

CORPORATE GOVERNANCE COMPLIANCE

GENERAL

We conduct our operations in accordance with internationally accepted principles of good governance and best practice, whilst ensuring compliance with the corporate governance requirements applicable in the countries in which we operate. Unilever is subject to corporate governance requirements (legislation, codes and/or standards) in the Netherlands, the UK and the US and in this section we report on our compliance against these.

MATERIAL CONTRACTS

Under the European Takeover Directive as implemented in the Netherlands and the UK, the UK Companies Act 2006 and rules of the US Securities and Exchange Commission, Unilever is required to provide information on contracts and other arrangements essential or material to the business of the Group. Other than the Foundation Agreements referred to on page 41, we believe we do not have any such contracts or arrangements.

THE NETHERLANDS

NV complies with almost all of the principles and best practice provisions of the Dutch Corporate Governance Code (Dutch Code), which is available on the Commissie Corporate Governance’s website.

www.commissiecorporategovernance.nl

Statements required by the Dutch Code and explanations of the NV compliance position are set out below.

Non-Financial Performance Indicator: In determining the level and structure of the remuneration of the Executive Directors, among other things, the results, the share price performance and non-financial indicators relevant to the long-term objectives of the Company, with due regard for the risks to which variable remuneration may expose the enterprise, shall be taken into account (bpp II.2.3).

Unilever places a great deal of importance on corporate responsibility and sustainability and is keen to ensure focus on key financial performance measures which we believe to be the drivers of shareholder value creation and relative total shareholder return. Unilever therefore believes that the interests of the business and shareholders are best served by linking our long-term share plans to such measures as described above, and which are further set out in the Directors’ Remuneration Report, and has therefore not included a non-financial performance indicator.

Risk Management and control: With regard to financial reporting risks, as advised by the Audit Committee (as described in its report on pages 56 and 57, the NV Board believes that the risk management and control systems provide reasonable assurance that the financial statements do not contain any errors of material importance and the risk management and control systems have worked properly in 2014 (bpp II.1.5). The statements in this paragraph are not statements in accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act of 2002.

Retention Period of Shares: The Dutch Code recommends that shares granted to the Executive Directors without financial consideration shall be retained for a period of at least five years or until at least the end of the employment, if this period is shorter (bpp II.2.5).

Our remuneration policy requires Executive Directors to build and retain a personal shareholding in Unilever. In addition, Executive Directors are required to hold 100% of the shares needed to maintain their minimum shareholding requirement until 12 months after they leave Unilever and 50% of these shares for 24 months after they leave Unilever.

Severance Pay: It is our policy to set the level of severance payments for Directors at no more than one year’s salary, unless the Boards, on the recommendation of the Compensation Committee, find this manifestly unreasonable given circumstances or unless otherwise dictated by applicable law (bpp II 2.8).

Financing Preference Shares: The voting rights of the 6% and 7% cumulative preference shares issued by NV are based on their nominal value, as prescribed by Dutch law. NV agrees with the principle in the Dutch Code that the voting rights of any newly issued preference shares should be based on their economic value rather than on their nominal value (bpp IV.1.2), but cannot unilaterally reduce voting rights of its outstanding preference shares.

46 Governance	Unilever Annual Report and Accounts 2014

Anti-takeover constructions and control over the company: NV confirms that it has no anti-takeover constructions, in the sense of constructions that are intended solely, or primarily to block future hostile public offers for its shares (bpp IV.3.11). Nor does NV have any constructions whose specific purpose is to prevent a bidder, after acquiring 75% of the capital, from appointing or dismissing members of the Board and subsequently altering the Articles of Association. The acquisition through a public offer of a majority of the shares in a company does not, under Dutch law, preclude the continued right of the board of the company to exercise its powers.

Corporate Governance Statement: NV is required to make a statement concerning corporate governance as referred to in article 2a of the decree on additional requirements for annual reports (Vaststellingsbesluit nadere voorschriften inhoud jaarverslag) with effect from 1 January 2010 (the Decree). The information required to be included in this corporate governance statement as described in articles 3, 3a and 3b of the Decree can be found on our website.

www.unilever.com/corporategovernance

THE UNITED KINGDOM

PLC, being a company that is incorporated in the UK and listed on the London Stock Exchange, is required to state how it has applied the main principles and how far it has complied with the provisions set out in the 2012 UK Corporate Governance Code (UK Code), which is available on the Financial Reporting Council’s (FRC) website. In 2014 PLC complied with all UK Code provisions.

www.frc.org.uk

Risk Management and Control: Our approach to risk management and systems of internal control is in line with the recommendations in the report on ‘Internal Control – Revised Guidance for Directors on the UK Combined Code’ (The Turnbull guidance). It is Unilever’s practice to bring acquired companies within the Group’s governance procedures as soon as is practicable and in any event by the end of the first full year of operation.

Greenhouse Gas (GHG) Emissions: As part of our Unilever Sustainable Living Plan (USLP), we have set ambitious eco-efficiency targets which include carbon dioxide (CO2) emissions from energy used in manufacturing as well as water and waste and targets for the new factories we are building.

In line with the Companies Act 2006 (Strategic Report and Directors’ Report) Regulations 2013 our greenhouse gas performance is set out below. We have used the Greenhouse Gas (GHG) Protocol Corporate Accounting and Reporting Standard (GHG Protocol) to calculate emissions of carbon dioxide from the combustion of fuels and the operation of facilities (Scope 1) and from purchased electricity, heat, steam and cooling (Scope 2) for our manufacturing facilities.

Carbon emission factors are used to convert energy used in manufacturing to emissions of CO2. Carbon emission factors for fuels are provided by the Intergovernmental Panel on Climate Change (IPCC).

Carbon emission factors for electricity reflect the country or sub-region where each manufacturing site is located and are provided by the International Energy Agency (IEA) and local regulatory authorities, for example the United States Environmental Protection Agency (US EPA). We have selected an intensity ratio based on production; this aligns with our long-standing reporting of manufacturing performance.

The GHG data relates to emissions during the 12-month period from 1 October 2013 to 30 September 2014. This period is different from that for which the remainder of the Directors’ Report is prepared (which is the calendar year 2014).

Emissions of CO2 from manufacturing (tonnes),

1 October 2013 to 30 September 2014 (1 October 2012 to 30 September 2013)

Scope 1	929,360 tonnes CO2 (1,013,690 tonnes CO2)
Scope 2	919,803 tonnes CO2 (939,457 tonnes CO2 )
Total Scope 1 & 2	1,849,163 tonnes CO2+ (1,953,147 tonnes CO2+)
Intensity ratio	91.93 kg CO2 per tonne of production+
(98.85 kg CO2 per tonne of production+)

Emissions data includes material sources of Scope 1 and 2 emissions that have been subject to external assurance, ie emissions of CO2 from energy used in manufacturing. Emissions from the combustion of biogenic fuels (biomass, fuel crops etc) at our manufacturing sites are reported separately to other Scope 1 and 2 emissions, as recommended by the GHG Protocol, and excluded from our intensity ratio calculation.

Our GHG data does not include minor emissions sources that are beyond our boundary of financial control or that are not material. For example, emissions of CO2 from energy used in our offices and warehouses are excluded, although we continue to drive improvements in these areas through our USLP targets. The data also excludes Scope 3 emissions (including consumer use of our products) which we report as part of our USLP (see below).

One of the three big goals of the USLP is to halve the environmental footprint of the making and use of our products by 2020 (see page 11). This is expressed on a per consumer use basis – ie a single use, portion or serving of a product and measures the GHG emissions associated with the lifecycle of a product from raw materials to manufacturing to consumer use and disposal. To calculate this we consider emissions spanning Scopes 1, 2 and 3. See page 11 and our online Unilever Sustainable Living Report 2014 (to be published in May 2015) for further detail.

page 11 of the Strategic Report

www.unilever.com/sustainable-living

Progress During the Year: Total Scope 1 and 2 emissions during the reporting period have demonstrated significant reduction compared to the previous reporting period. They have also decreased significantly compared to the 2008 baseline year of the target to reduce GHG in manufacturing in the USLP (2008 baseline).

Absolute emissions reduced by 5.3% compared to the previous 12 months (a reduction of 7.0% per tonne of production) and by over 930,000 tonnes+ (37% per tonne of production+) compared to the 2008 baseline. Some of the biggest contributors to our reductions in CO2 emissions from energy used in manufacturing during the reporting year were:

•	energy savings through adoption of a wide range of technologies, behaviours and the sharing of best practice. Energy use reduced by 7.2% per tonne of production during the reporting period compared to the previous 12 months; and
•	investment in cost-effective renewable energy technologies. At the end of the calendar year, the number of manufacturing sites that use either renewable fuels or other renewable energy generated on site increased to 50 out of our total of 247.

+ PwC assured. For further details and the basis of preparation see our website.

www.unilever.com/ara2014/downloads

Unilever Annual Report and Accounts 2014	Governance 47

CORPORATE GOVERNANCE CONTINUED

Employee Involvement and Communication: Unilever’s UK companies maintain formal processes to inform, consult and involve employees and their representatives. A National Consultative Forum comprising employees and management representatives meets regularly to provide a forum for discussing issues relating to all Unilever sites in the United Kingdom. We recognise collective bargaining on a number of sites and engage with employees via the Sourcing Unit Forum, which includes national officer representation from the three recognised trade unions. A European Works Council, embracing employee and management representatives from countries within Europe, has been in existence for several years and provides a forum for discussing issues that extend across national boundaries.

The Directors’ Reports of the United Kingdom operating companies contain more details about how they have communicated with their employees during 2014.

Equal Opportunities and Diversity: In accordance with our Code of Business Principles, Unilever aims to ensure that applications for employment from everyone are given full and fair consideration and that everyone is given access to training, development and career opportunities. Every effort is also made to retrain and support employees who become disabled while working within the Group.

Independent Auditors and Disclosure of Information to Auditors: To the best of each of the Directors’ knowledge and belief, and having made appropriate enquiries, all information relevant to enabling the auditors to provide their opinions on PLC’s consolidated and parent company accounts has been provided. Each of the Directors has taken all reasonable steps to ensure their awareness of any relevant audit information and to establish that Unilever PLC’s auditors are aware of any such information.

THE UNITED STATES

Both NV and PLC are listed on the New York Stock Exchange (NYSE). As such, both companies must comply with the requirements of US legislation, such as the Sarbanes-Oxley Act of 2002, regulations enacted under US securities laws and the Listing Standards of the NYSE, that are applicable to foreign private issuers, copies of which are available on their websites.

www.sec.gov

www.nyse.com

We are substantially compliant with the Listing Standards of the NYSE applicable to foreign private issuers except as set out below.

We are required to disclose any significant ways in which our corporate governance practices differ from those typically followed by US companies listed on the NYSE. Our corporate governance practices are primarily based on the requirements of the UK Listing Rules, the UK Code and the Dutch Code but substantially conform to those required of US companies listed on the NYSE. The only significant way in which our corporate governance practices differ from those followed by domestic companies under Section 303A Corporate Governance Standards of the NYSE is that the NYSE rules require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions. The UK Listing Rules require shareholder approval of equity-compensation plans only if new or treasury shares are issued for the purpose of satisfying obligations under the plan or if the plan is a long-term incentive plan in which a director may participate. Amendments to plans approved by shareholders generally only require approval if they are to the advantage of the plan participants. Furthermore, Dutch law and NV’s Articles of Association require shareholder approval of equity-compensation plans only if the Executive Directors are able to participate in such plans. Under Dutch law, shareholder approval is not required for material revisions to equity-compensation plans unless the Executive Directors participate in a plan and the plan does not contain its own procedure for revisions.

Attention is drawn to the Report of the Audit Committee on pages 56 and 57. In addition, further details about our corporate governance are provided in the document entitled ‘The Governance of Unilever’ which can be found on our website.

All senior executives and senior financial officers have declared their understanding of and compliance with Unilever’s Code of Business Principles and the related Code Policies. No waiver from any provision of the Code of Business Principles or Code Policies was granted in 2014 to any of the persons falling within the scope of the SEC requirements. Our Code of Business Principles can be found on our website.

www.unilever.com/corporategovernance

Risk Management and Control: Following a review by the Disclosure Committee, Audit Committee and Boards, the CEO and the CFO concluded that the design and operation of the Group’s disclosure controls and procedures, including those defined in the United States Securities Exchange Act of 1934 – Rule 13a – 15(e), as at 31 December 2014 were effective, and that subsequently until 3 March 2015, the date of the approval of the Annual Report and Accounts by the Boards, there have been no significant changes in the Group’s internal controls, or in other factors that could significantly affect those controls.

Unilever is required by Section 404 of the US Sarbanes-Oxley Act of 2002 to report on the effectiveness of its internal control over financial reporting. This requirement will be reported on separately and will form part of Unilever’s Annual Report on Form 20-F.

48 Governance	Unilever Annual Report and Accounts 2014

RISKS

OUR RISK APPETITE AND

APPROACH TO RISK MANAGEMENT

Risk management is integral to Unilever’s strategy and to the achievement of Unilever’s long-term goals. Our success as an organisation depends on our ability to identify and exploit the opportunities generated by our business and the markets we are in. In doing this we take an embedded approach to risk management which puts risk and opportunity assessment at the core of the leadership team agenda, which is where we believe it should be.

Unilever adopts a risk profile that is aligned to our Vision to double the size of our business while reducing our environmental footprint and increasing our positive social impact. Our available capital and other resources are applied to underpin our priorities. We aim to maintain a strong single A credit rating on a long-term basis.

Our approach to risk management is designed to provide reasonable, but not absolute, assurance that our assets are safeguarded, the risks facing the business are being assessed and mitigated and all information that may be required to be disclosed is reported to Unilever’s senior management including, where appropriate, the Chief Executive Officer and Chief Financial Officer.

ORGANISATION

The Unilever Boards assume overall accountability for the management of risk and for reviewing the effectiveness of Unilever’s risk management and internal control systems.

The Boards have established a clear organisational structure with well defined accountabilities for the principal risks that Unilever faces in the short, medium and long term. This organisational structure and distribution of accountabilities and responsibilities ensures that every country in which we operate has specific resources and processes for risk review and risk mitigation. This is supported by the Unilever Leadership Executive, which takes an active responsibility for focusing on the principal areas of risk to Unilever. The Boards regularly review these risk areas, including consideration of environmental, social and governance matters, and retain responsibility for determining the nature and extent of the significant risks that Unilever is prepared to take to achieve its strategic objectives.

FOUNDATION AND PRINCIPLES

Unilever’s approach to doing business is framed by our Purpose. Our Code of Business Principles sets out the standards of behaviour that we expect all employees to adhere to. Day-to-day responsibility for ensuring these principles are applied throughout Unilever rests with senior management across categories, geographies and functions. A network of Code Officers and Committees supports the activities necessary to communicate the Code, deliver training, maintain processes and procedures (including support lines) to report and respond to alleged breaches, and to capture and communicate learnings.

We have a framework of Code Policies that underpin the Code of Business Principles and set out the non-negotiable standards of behaviour expected from all our employees.

For each of our principal risks we have a risk management framework detailing the controls we have in place and who is responsible for both managing the overall risk and the individual controls mitigating that risk.

Unilever’s functional standards define mandatory requirements across a range of specialist areas such as health and safety, accounting and reporting and financial risk management.

PROCESSES

Unilever operates a wide range of processes and activities across all its operations covering strategy, planning, execution and performance management. Risk management is integrated into every stage of this business cycle. These procedures are formalised and documented and are increasingly being centralised and automated into transactional and other information technology systems.

ASSURANCE AND RE-ASSURANCE

Assurance on compliance with the Code of Business Principles and all of our Code Policies is obtained annually from Unilever management via a formal Code declaration. In addition, there are specialist compliance programmes which run during the year and vary depending on the business priorities. These specialist compliance programmes supplement the Code declaration. Our Corporate Audit function plays a vital role in providing to both management and the Boards an objective and independent review of the effectiveness of risk management and internal control systems throughout Unilever.

BOARDS’ ASSESSMENT OF COMPLIANCE WITH THE RISK MANAGEMENT FRAMEWORKS

The Boards, advised by the Committees where appropriate, regularly review the significant risks and decisions that could have a material impact on Unilever. These reviews consider the level of risk that Unilever is prepared to take in pursuit of the business strategy and the effectiveness of the management controls in place to mitigate the risk exposure.

The Boards, through the Audit Committee, have reviewed the assessment of risks, internal controls and disclosure controls and procedures in operation within Unilever. They have also considered the effectiveness of any remedial actions taken for the year covered by this report and up to the date of its approval by the Boards.

Details of the activities of the Audit Committee in relation to this can be found in the Report of the Audit Committee on pages 56 to 57.

Further statements on compliance with the specific risk management and control requirements in the Dutch Corporate Governance Code, the UK Corporate Governance Code, the US Securities Exchange Act (1934) and the Sarbanes-Oxley (2002) Act can be found on pages 46, 47 and 48.

PRINCIPAL RISK FACTORS

Our business is subject to risks and uncertainties. On the following pages we have identified the risks that we regard as the most relevant to our business. These are the risks that we see as most material to Unilever’s business and performance at this time. There may be other risks that could emerge in the future. We have also commented below on certain mitigating actions that we believe help us to manage these risks. However, we may not be successful in deploying some or all of these mitigating actions. If the circumstances in these risks occur or are not successfully mitigated, our cash flow, operating results, financial position, business and reputation could be materially adversely affected. In addition, risks and uncertainties could cause actual results to vary from those described, which may include forward-looking statements, or could impact on our ability to meet our targets or be detrimental to our profitability or reputation.

Unilever Annual Report and Accounts 2014	Governance 49

RISKS CONTINUED

DESCRIPTION OF RISK	WHAT WE ARE DOING TO MANAGE THE RISK
BRAND PREFERENCE

As a branded goods business, Unilever’s success depends on the value and relevance of our brands and products to consumers across the world and on our ability to innovate and remain competitive.

Consumer tastes, preferences and behaviours are constantly changing and Unilever’s ability to anticipate and respond to these changes and to continue to differentiate our brands and products is vital to our business.

We are dependent on creating innovative products that continue to meet the needs of our consumers. If we are unable to innovate effectively, Unilever’s sales or margins could be materially adversely affected.

We continuously monitor external market trends and collate consumer, customer and shopper insight in order to develop category and brand strategies.

Our strategy focuses on investing in markets and segments which we identify as attractive because we have already built, or are confident that we can build, competitive advantage.

Our Research and Development function actively searches for ways in which to translate the trends in consumer preference and taste into new technologies for incorporation into future products.

Our innovation management process deploys tools, technologies and resources to convert category strategies into projects and category plans, develop products and relevant brand communication and successfully roll out new products to our consumers.

PORTFOLIO MANAGEMENT

Unilever’s strategic investment choices will affect the long-term growth and profits of our business.

Unilever’s growth and profitability are determined by our portfolio of categories, geographies and channels and how these evolve over time. If Unilever does not make optimal strategic investment decisions then opportunities for growth and improved margin could be missed.

Our Compass strategy and our business plans are designed to ensure that resources are prioritised towards those categories and markets having the greatest long-term potential for Unilever.

Our acquisition activity is driven by our portfolio strategy with a clear, defined evaluation process.

SUSTAINABILITY

The success of our business depends on finding sustainable solutions to support long-term growth.

Unilever’s Vision to double the size of our business while reducing our environmental footprint and increasing our positive social impact will require more sustainable ways of doing business. This means reducing our environmental footprint while increasing the positive social benefits of Unilever’s activities. We are dependent on the efforts of partners and various certification bodies to achieve our sustainability goals. There can be no assurance that sustainable business solutions will be developed and failure to do so could limit Unilever’s growth and profit potential and damage our corporate reputation.

The Unilever Sustainable Living Plan sets clear long-term commitments to improve health and well-being, reduce environmental impact and enhance livelihoods. Underpinning these are targets in areas such as hygiene, nutrition, sustainable sourcing, fairness in the workplace, opportunities for women and inclusive business as well as greenhouse gas emissions, water and waste. These targets and more sustainable ways of operating are being integrated into Unilever’s day-to-day business.

Progress towards the Unilever Sustainable Living Plan is monitored by the Unilever Leadership Executive and the Boards. The Unilever Sustainable Living Plan Council, comprising six external specialists in sustainability, guides and critiques the development of our strategy.

CUSTOMER RELATIONSHIPS

Successful customer relationships are vital to our business and continued growth.

Maintaining strong relationships with our customers is necessary for our brands to be well presented to our consumers and available for purchase at all times.

The strength of our customer relationships also affects our ability to obtain pricing and secure favourable trade terms. Unilever may not be able to maintain strong relationships with customers and failure to do so could negatively impact the terms of business with the affected customers and reduce the availability of our products to consumers.

We build and maintain trading relationships across a broad spectrum of channels ranging from centrally managed multinational customers through to small traders accessed via distributors in many developing countries.

We develop joint business plans with our key customers that include detailed investment plans and customer service objectives and we regularly monitor progress.

We have developed capabilities for customer sales and outlet design which enable us to find new ways to improve customer performance and enhance our customer relationships.

50 Governance	Unilever Annual Report and Accounts 2014

DESCRIPTION OF RISK	WHAT WE ARE DOING TO MANAGE THE RISK
TALENT

A skilled workforce is essential for the continued success of our business.

Our ability to attract, develop and retain the right number of appropriately qualified people is critical if we are to compete and grow effectively.

This is especially true in our key emerging markets where there can be a high level of competition for a limited talent pool. The loss of management or other key personnel or the inability to identify, attract and retain qualified personnel could make it difficult to manage the business and could adversely affect operations and financial results.

Resource committees have been established and implemented throughout our business. These committees have responsibility for identifying future skills and capability needs, developing career paths and identifying the key talent and leaders of the future.

We have an integrated management development process which includes regular performance reviews underpinned by a common set of leadership behaviours, skills and competencies.

We have targeted programmes to attract and retain top talent and we actively monitor our performance in retaining talent within Unilever.

SUPPLY CHAIN

Our business depends on purchasing materials, efficient manufacturing and the timely distribution of products to our customers.

Our supply chain network is exposed to potentially adverse events such as physical disruptions, environmental and industrial accidents or bankruptcy of a key supplier which could impact our ability to deliver orders to our customers.

The cost of our products can be significantly affected by the cost of the underlying commodities and materials from which they are made. Fluctuations in these costs cannot always be passed on to the consumer through pricing.

We have contingency plans designed to enable us to secure alternative key material supplies at short notice, to transfer or share production between manufacturing sites and to use substitute materials in our product formulations and recipes.

These contingency plans also extend to an ability to intervene directly to support a key supplier should it for any reason find itself in difficulty or be at risk of negatively affecting a Unilever product.

We have policies and procedures designed to ensure the health and safety of our employees and the products in our facilities, and to deal with major incidents or crises including business continuity and disaster recovery.

Commodity price risk is actively managed through forward buying of traded commodities and other hedging mechanisms. Trends are monitored and modelled regularly and integrated into our forecasting process.

SAFE AND HIGH QUALITY PRODUCTS

The quality and safety of our products are of paramount importance for our brands and our reputation.

The risk that raw materials are accidentally or maliciously contaminated throughout the supply chain or that other product defects occur due to human error, equipment failure or other factors cannot be excluded.

Our product quality processes and controls are comprehensive, from product design to customer shelf. They are verified annually, and regularly monitored through performance indicators that drive continuous improvement activities. Our key suppliers are externally certified and the quality of material received is regularly monitored to ensure that it meets the rigorous quality standards that our products demand.

In the event of an incident relating to the safety of our consumers or the quality of our products, incident management teams are activated in the affected markets under the direction of our product quality, science, and communications experts, to ensure timely and effective market place action.

SYSTEMS AND INFORMATION

Unilever’s operations are increasingly dependent on IT systems and the management of information.

We interact electronically with customers, suppliers and consumers in ways which place ever greater emphasis on the need for secure and reliable IT systems and infrastructure and careful management of the information that is in our possession.

Disruption of our IT systems could inhibit our business operations in a number of ways, including disruption to sales, production and cash flows, ultimately impacting our results.

There is also a threat from unauthorised access and misuse of sensitive information. Unilever’s information systems could be subject to unauthorised access or the mistaken disclosure of information which disrupts Unilever’s business and/or leads to loss of assets.

Hardware that runs and manages core operating data is fully backed up with separate contingency systems to provide real time back-up operations should they ever be required.

We maintain a global system for the control and reporting of access to our critical IT systems. This is supported by an annual programme of testing of access controls.

We have policies covering the protection of both business and personal information, as well as the use of IT systems and applications by our employees. Our employees are trained to understand these requirements.

We have standardised ways of hosting information on our public websites and have systems in place to monitor compliance with appropriate privacy laws and regulations, and with our own policies.

Unilever Annual Report and Accounts 2014	Governance 51

RISKS CONTINUED

DESCRIPTION OF RISK	WHAT WE ARE DOING TO MANAGE THE RISK
BUSINESS TRANSFORMATION

Successful execution of business transformation projects is key to delivering their intended business benefits and avoiding disruption to other business activities.

Unilever is continually engaged in major change projects, including acquisitions and disposals and outsourcing, to drive continuous improvement in our business and to strengthen our portfolio and capabilities.

Failure to execute such transactions or change projects successfully, or performance issues with third party outsourced providers on which we are dependent, could result in under-delivery of the expected benefits. Furthermore, disruption may be caused in other parts of the business.

All acquisitions, disposals and global restructuring projects are sponsored by a member of the Unilever Leadership Executive. Regular progress updates are provided to the Unilever Leadership Executive.

Sound project disciplines are used in all merger, acquisitions, restructuring and outsourcing projects and these projects are resourced by dedicated and appropriately qualified personnel. The performance of third party outsourced providers is kept under constant review, with potential disruption limited to the time and cost required to install alternative providers.

Unilever also monitors the volume of change programmes under way in an effort to stagger the impact on current operations and to ensure minimal disruption.

EXTERNAL ECONOMIC AND POLITICAL RISKS AND NATURAL DISASTERS

Unilever operates across the globe and is exposed to a range of external economic and political risks and natural disasters that may affect the execution of our strategy or the running of our operations.

Adverse economic conditions may result in reduced consumer demand for our products, and may affect one or more countries within a region, or may extend globally.

Government actions such as fiscal stimulus, changes to taxation and price controls can impact on the growth and profitability of our local operations.

Social and political upheavals and natural disasters can disrupt sales and operations.

In 2014, more than half of Unilever’s turnover came from emerging markets including Brazil, India, Indonesia, Turkey, South Africa, China, Mexico and Russia. These markets offer greater growth opportunities but also expose Unilever to economic, political and social volatility in these markets.

The breadth of Unilever’s portfolio and our geographic reach help to mitigate our exposure to any particular localised risk to an extent. Our flexible business model allows us to adapt our portfolio and respond quickly to develop new offerings that suit consumers’ and customers’ changing needs during economic downturns.

We regularly update our forecast of business results and cash flows and, where necessary, rebalance investment priorities.

We have continuity planning designed to deal with crisis management in the event of political and social events and natural disasters.

We believe that many years of exposure to emerging markets have given us experience operating and developing our business successfully during periods of economic, political or social change.

TREASURY AND PENSIONS

Unilever is exposed to a variety of external financial risks in relation to Treasury and Pensions.

Changes to the relative value of currencies can fluctuate widely and could have a significant impact on business results. Further, because Unilever consolidates its financial statements in euros it is subject to exchange risks associated with the translation of the underlying net assets and earnings of its foreign subsidiaries.

We are also subject to the imposition of exchange controls by individual countries which could limit our ability to import materials paid in foreign currency or to remit dividends to the parent company.

Currency rates, along with demand cycles, can also result in significant swings in the prices of the raw materials needed to produce our goods.

Unilever may face liquidity risk, ie difficulty in meeting its obligations, associated with its financial liabilities. A material and sustained shortfall in our cash flow could undermine Unilever’s credit rating, impair investor confidence and also restrict Unilever’s ability to raise funds.

Currency exposures are managed within prescribed limits and by the use of forward foreign exchange contracts. Further, operating companies borrow in local currency except where inhibited by local regulations, lack of local liquidity or local market conditions. We also hedge some of our exposures through the use of foreign currency borrowing or forward exchange contracts.

Our interest rate management approach aims to achieve an optimal balance between fixed and floating rate interest exposures on expected net debt.

We seek to manage our liquidity requirements by maintaining access to global debt markets through short-term and long-term debt programmes. In addition, we have high committed credit facilities for general corporate purposes.

Group treasury regularly monitors exposure to our banks, tightening counter-party limits where appropriate. Unilever actively manages its banking exposures on a daily basis.

52 Governance	Unilever Annual Report and Accounts 2014

DESCRIPTION OF RISK	WHAT WE ARE DOING TO MANAGE THE RISK

We are exposed to market interest rate fluctuations on our floating rate debt. Increases in benchmark interest rates could increase the interest cost of our floating rate debt and increase the cost of future borrowings.

In times of financial market volatility, we are also potentially exposed to counter-party risks with banks, suppliers and customers.

Certain businesses have defined benefit pension plans, most now closed to new employees, which are exposed to movements in interest rates, fluctuating values of underlying investments and increased life expectancy. Changes in any or all of these inputs could potentially increase the cost to Unilever of funding the schemes and therefore have an adverse impact on profitability and cash flow.

We regularly assess and monitor counter-party risk in our customers and take appropriate action to manage our exposures.

Our pension investment standards require us to invest across a range of equities, bonds, property, alternative assets and cash such that the failure of any single investment will not have a material impact on the overall value of assets.

The majority of our assets, including those held in our ‘pooled’ investment vehicle, Univest, are managed by external fund managers and are regularly monitored by pension trustees and central pensions and investment teams.

Further information on financial instruments and capital and treasury risk management is included in note 16 on pages 114 to 119.

ETHICAL

Acting in an ethical manner, consistent with the expectations of customers, consumers and other stakeholders, is essential for the protection of the reputation of Unilever and its brands.

Unilever’s brands and reputation are valuable assets and the way in which we operate, contribute to society and engage with the world around us is always under scrutiny both internally and externally. Despite the commitment of Unilever to ethical business and the steps we take to adhere to this commitment, there remains a risk that activities or events cause us to fall short of our desired standard, resulting in damage to Unilever’s corporate reputation and business results.

Our Code of Business Principles and our Code Policies govern the behaviour of our employees, suppliers, distributors and other third parties who work with us.

Our processes for identifying and resolving breaches of our Code of Business Principles and our Code Policies are clearly defined and regularly communicated throughout Unilever. Data relating to such breaches is reviewed by the Unilever Leadership Executive and by relevant Board committees and helps to determine the allocation of resources for future policy development, process improvement, training and awareness initiatives.

LEGAL AND REGULATORY

Compliance with laws and regulations is an essential part of Unilever’s business operations.

Unilever is subject to local, regional and global laws and regulations in such diverse areas as product safety, product claims, trademarks, copyright, patents, competition, employee health and safety, the environment, corporate governance, listing and disclosure, employment and taxes.

Failure to comply with laws and regulations could expose Unilever to civil and/or criminal actions leading to damages, fines and criminal sanctions against us and/or our employees with possible consequences for our corporate reputation.

Changes to laws and regulations could have a material impact on the cost of doing business. Tax, in particular, is a complex area where laws and their interpretation are changing regularly, leading to the risk of unexpected tax exposure.

Unilever is committed to complying with the laws and regulations of the countries in which we operate. In specialist areas the relevant teams at global, regional or local levels are responsible for setting detailed standards and ensuring that all employees are aware of and comply with regulations and laws specific and relevant to their roles.

Our legal and regulatory specialists are heavily involved in monitoring and reviewing our practices to provide reasonable assurance that we remain aware of and in line with all relevant laws and legal obligations.

We have a Tax Risk Framework in place which sets out the controls established to assess and monitor tax risk for direct and indirect taxes.

Unilever Annual Report and Accounts 2014	Governance 53

BIOGRAPHIES

BOARD OF DIRECTORS

MICHAEL TRESCHOW	KEES STORM	PAUL POLMAN	JEAN-MARC HUËT
Chairman	Vice-Chairman and Senior	Chief Executive Officer	Chief Financial Officer
	Independent Director	Executive Director	Executive Director

Nationality Swedish Age 71, Male

Appointed Chairman May 2007

Committee membership: Nominating and Corporate Governance;

Compensation

Key areas of experience: Consumer, science & technology

Current external appointments:

ABB Group (NED); Eli Lilly and Company (European Advisory Board member)

Previous relevant experience: Telefonaktiebolaget L M Ericsson (Chairman); AB Electrolux (Chairman); Confederation of Swedish Enterprise (Chairman); AB Electrolux (CEO)

Nationality Dutch Age 72, Male

Appointed May 2006

Committee membership:

Nominating and Corporate Governance (Chairman); Compensation

Key areas of experience: Finance

Current external appointments:

Anheuser-Busch InBev S.A. (Chairman); Baxter International, Inc. (Board member); Pon Holdings B.V. (Vice-Chairman, Supervisory Board); Confederation of Netherlands Industry and Employers (VNO-NCW) (Member).

Previous relevant experience: AEGON N.V. (Chairman, Executive Board)

Nationality Dutch Age 58, Male

Appointed CEO January 2009

Appointed Director October 2008

Key areas of experience: Finance, consumer, sales & marketing

Current external appointments:

The Dow Chemical Company (NED); World Business Council for Sustainable Development (Chairman, Executive Committee); UN Global Compact (Board member); UK Business Ambassador

Previous relevant experience:

Procter & Gamble Co. (Group president, Europe); Nestlé S.A. (CFO); Alcon Inc (Director)

Nationality Dutch Age 45, Male

Appointed CFO February 2010

Appointed Director May 2010

Key areas of experience:

Finance, consumer

Current external appointments:

Delta Topco Limited (NED); Heineken N.V. (Supervisory Board member)

Previous relevant experience:

Bristol-Myers Squibb Company (EVP and CFO); Mead Johnson Nutrition (NED); Royal Numico NV (CFO); Goldman Sachs International (Investment Banking)

LAURA CHA	PROFESSOR LOUISE FRESCO	ANN FUDGE	DR BYRON GROTE
Non-Executive Director	Non-Executive Director	Non-Executive Director	Non-Executive Director

Nationality Chinese Age 65, Female

Appointed May 2013

Committee membership: Corporate Responsibility

Key areas of experience:

Finance, government, legal & regulatory affairs

Current external appointments:
HSBC Holdings plc (Independent NED); China Telecom Corporation Limited (Independent NED); The Hongkong and Shanghai Banking Corporation (Non-executive deputy Chairman); Foundation Asset Management AB (Senior international adviser)

Previous relevant experience:

Securities and Futures Commission, Hong Kong. China Securities Regulatory Commission

Nationality Dutch Age 63, Female

Appointed May 2009

Committee membership:

Corporate Responsibility (Chairman)

Key areas of experience:

Science & technology, academia

Current external appointments: Wageningen UR (President of the Executive Board)

Previous relevant experience:

Agriculture Department of the UN’s Food and Agriculture Organisation (Assistant director-general for agriculture)

Nationality American Age 63, Female

Appointed May 2009

Committee membership: Compensation

Key areas of experience: Consumer, sales & marketing

Current external appointments:

Novartis AG (NED); General Electric Co. (NED); US Programs Advisory Panel of Gates Foundation (Chairman)

Previous relevant experience:

Marriott International (NED); Young & Rubicam (Chairman and CEO)

Nationality American/British

Age 66, Male

Appointed May 2006

Committee membership:

Audit (Chairman)

Key areas of experience: Finance

Current external appointments:

Anglo American plc (NED); Standard Chartered Bank (NED); Akzo Nobel N.V. (Supervisory Board member)

Previous relevant experience: BP plc (CFO); UK Business – Government Forum on Tax and Globalisation (Member); UK Government’s Public Services Productivity Panel (Vice-Chairman)

MARY MA	HIXONIA NYASULU	SIR MALCOLM RIFKIND	JOHN RISHTON
Non-Executive Director	Non-Executive Director	Non-Executive Director	Non-Executive Director

Nationality Chinese Age 62, Female

Appointed May 2013

Committee membership: Audit

Key areas of experience:

Finance, consumer, science & technology

Current external appointments:

Boyu Capital (Chairman); MXZ Investment Limited (Director); Lenovo Group Limited (NED); Securities and Futures Commission in Hong Kong (NED); Stelux Holdings International Limited (NED)

Previous relevant experience:

TPG Capital (Partner); TPG China
(Co-Chairman)

Nationality South African

Age 60, Female

Appointed May 2007

Committee membership: Audit

Key areas of experience:

Sales & marketing

Current external appointments: Sasol Oil (Pty) Limited (Director); Sequel Property Investments (Beneficiary)

Previous relevant experience: Sasol Ltd (Chairman); Ithala Development Finance Corporation (Chairman); Nedbank Limited (Deputy Chairman); AVI Ltd (NED)

Nationality British Age 68, Male

Appointed May 2010

Committee membership: Nominating and Corporate Governance

Key areas of experience: Government, legal & regulatory affairs

Current external appointments:

Adam Smith International (NED); Alliance Medical Holdings Limited (NED); Member of UK Parliament

Previous relevant experience:

Queen’s Counsel; Served in Cabinets of Margaret Thatcher and John Major, last position being that of UK Foreign Secretary; Continental Farmers Group plc (NED)

Nationality British Age 57, Male

Appointed May 2013

Committee membership: Audit

Key areas of experience:

Finance, sales & marketing

Current external appointments:

Rolls-Royce Holdings plc (CEO); AeroSpace and Defence Trade Organisation (ASD) (Board member)

Previous relevant experience:

Royal Ahold N.V. (CEO, President and CFO); ICA AB (NED); Allied Domecq plc (NED); British Airways plc (CFO)

FEIKE SIJBESMA	PAUL WALSH	DIRECTORS’ KEY AREAS OF EXPERTISE
Non-Executive Director	Non-Executive Director

Nationality Dutch Age 55, Male

Appointed November 2014.

Key areas of experience:

Finance, consumer, science & technology

Current external appointments:

Royal DSM N.V. (CEO and Chairman); De Nederlandsche Bank (Member); CEFIC (European Chemical Industry Council) (Board member)

Previous relevant experience:

Supervisory board of DSM Netherlands (Chairman); Dutch Genomics Initiative (NGI) (Member); University Utrecht (Board member);

Dutch cancer Institute (NKI/AVL) (Board member)

Nationality British Age 59, Male

Appointed May 2009

Committee membership: Compensation (Chairman)

Key areas of experience: Finance, consumer, sales & marketing

Current external appointments:

Compass Group plc (Chairman); FedEx Corporation Inc. (NED); Avanti Communications Group plc (NED); Ontex (Chairman); United Spirits Limited (NED); RM2 (NED)

Previous relevant experience:

Diageo plc (CEO); Centrica plc (NED)

54 Governance	Unilever Annual Report and Accounts 2014

UNILEVER LEADERSHIP EXECUTIVE (ULE)

FOR PAUL POLMAN AND JEAN-MARC HUËT SEE PAGE 54

DOUG BAILLIE	DAVID BLANCHARD	KEVIN HAVELOCK	ALAN JOPE
Chief Human Resources	Chief R&D Officer	President, Refreshment	President, Personal Care
Officer

Nationality British Age 59, Male

Appointed Chief HR Officer in February 2011

Appointed to ULE as President of Western Europe in May 2008

Joined Unilever 1978

Previous Unilever posts include:

Hindustan Unilever Limited (CEO); South Asia (Group VP); Africa, Middle East and Turkey (Group VP)

Current external appointments:

Synergos (Board member)

Nationality British Age 50, Male

Appointed to ULE February 2013

Joined Unilever 1986

Previous Unilever posts include:

Unilever Research & Development (SVP); Unilever Canada Inc. (Chairman); Foods America (SVP Marketing Operations); Global Dressings (VP R&D); Margarine and Spreads (Director of Product Development)

Current external appointments: Ingleby Farms and Forests (NED)

Nationality British Age 57, Male

Appointed to ULE November 2011

Joined Unilever 1985

Previous Unilever posts include:

FRALIB France (Président Directeur Général); Unilever Arabia (Chairman); Unilever UK (Chairman); Unilever USA (President)

Current External Appointments: Pepsi/ Lipton JV (Co-Chairman)

Nationality British Age 50, Male

Appointed to ULE November 2011

Joined Unilever 1985

Previous Unilever posts include: Unilever Russia, Africa and Middle East (President); Unilever North Asia (President); SCC and Dressings (Global Category Leader); Home and Personal Care business in North America (President)

KEES KRUYTHOFF	NITIN PARANJPE	ANTOINE DE SAINT-AFFRIQUE	PIER LUIGI SIGISMONDI
President, North America	President, Home Care	President, Foods	Chief Supply Chain Officer

Nationality Dutch Age 46, Male

Appointed to ULE November 2011

Joined Unilever 1993

Previous Unilever posts include: Brazil (EVP); Unilever Foods South Africa (CEO); Unilever Bestfoods Asia (SVP and Board member)

Current external appointments:

Enactus (Worldwide Board member); USA Grocery Manufacturing Association (Board member)

Nationality Indian Age 51, Male

Appointed to ULE October 2013

Joined Unilever 1987

Previous Unilever posts include: Hindustan Unilever Limited (CEO); Home and Personal Care, India (Executive Director); Home Care (VP); Fabric Wash (Category Head); Laundry and Household Cleaning, Asia (Regional Brand Director)

Current external appointments: Bhavishya Alliance Child Nutrition Initiatives (Director)

Nationality French Age 50, Male

Appointed to ULE November 2011

First joined Unilever 1989 until 1997; re-joined Unilever 2000

Previous Unilever posts include: Skin category (EVP); Unilever Central and Eastern Europe (EVP);

Current external appointments:

Conseiller du Commerce Extérieur de la France; Essilor International (NED)

Nationality Italian Age 49, Male

Appointed to ULE September 2009

Previous posts include: Nestlé Mexico. (VP, Operations and R&D); Nestlé S.A.; A T Kearney (VP, Operations)

Current external appointments: Rexel S.A. (NED)

RITVA SOTAMAA	KEITH WEED	JAN ZIJDERVELD
Chief Legal Officer	Chief Marketing and	President, Europe
Communications Officer

Nationality Finnish Age 51, Female

Appointed to ULE February 2013

Previous posts include: Siemens AG – Siemens Healthcare (GC); General Electric Company – GE Healthcare (various positions including GE Healthcare Systems (GC)); Instrumentarium Corporation (GC)

Nationality British Age 53, Male

Appointed to ULE April 2010

Joined Unilever 1983

Previous Unilever posts include: Global Home Care and Hygiene (EVP); Lever Fabergé (Chairman); Hair and Oral Care (SVP)

Current external appointments: Sun Products Corporation (NED); Collectively Limited (Chairman); Business in the Community International Board (Board member); World Economic Forum Consumer Industry (Board member)

Nationality Dutch Age 50, Male

Appointed to ULE February 2011

Joined Unilever 1988

Previous Unilever posts include: South East Asia and Australasia (EVP); Unilever Middle East North Africa (Chairman); Nordic ice cream business (Chairman)

Current external appointments:
AIM (Board member); FoodDrinkEurope (Board member); Pepsi/Lipton JV (Board member); ECR Europe (Efficient Consumer Response) (Board member and Co-Chairman)

Key:

NED	Non-Executive Director
EVP	Executive Vice President
SVP	Senior Vice President
VP	Vice President
GC	General Counsel

Unilever Annual Report and Accounts 2014	Governance 55

REPORT OF THE

AUDIT COMMITTEE

COMMITTEE MEMBERS AND ATTENDANCE

ATTENDANCE

Byron Grote	7 / 8
Chairman of the Audit Committee

Mary Ma	8 / 8
Hixonia Nyasulu	8 / 8
John Rishton	8 / 8

This table shows the membership of the Committee together with their attendance at meetings during 2014. If Directors are unable to attend a meeting, they have the opportunity beforehand to discuss any agenda items with the Committee Chairman. Attendance is expressed as the number of meetings attended out of the number eligible to be attended.

HIGHLIGHTS OF 2014

•  Review of the Annual Report & Accounts

•  Oversight of transition to the new external auditors

•  Review of management’s improvements to reporting and internal control arrangements

•  Review of Unilever’s major change programmes

•  Review of IT security and data privacy

PRIORITIES FOR 2015

•  Ongoing assessment of new regulatory requirements for audit committees with respect to reporting and governance

•  Review of Unilever’s major change programmes

•  Review of non-financial KPIs

•  Review of IT security and resilience

•  Impact of new global tax regulations

MEMBERSHIP OF THE COMMITTEE

The Audit Committee is comprised only of independent Non-Executive Directors with a minimum requirement of three such members. It is chaired by Byron Grote. The other members are Mary Ma, Hixonia Nyasulu and John Rishton. For the purposes of the US Sarbanes-Oxley Act of 2002 Byron Grote is the Audit Committee’s financial expert. The Boards have satisfied themselves that the current members of the Audit Committee are competent in financial matters and have recent and relevant experience. Other attendees at Committee meetings (or part thereof) were the Chief Financial Officer, Chief Auditor, Group Controller, Chief Legal Officer, Group Secretary and the external auditor. Throughout the year the Committee members periodically met without others present and also held separate private sessions with the Chief Financial Officer, Chief Auditor and the external auditor, allowing the Committee to discuss any issues in more detail directly.

ROLE OF THE COMMITTEE

The role and responsibilities of the Audit Committee are set out in written terms of reference which are reviewed annually by the Committee taking into account relevant legislation and recommended good practice. The terms of reference are contained within ‘The Governance of Unilever’ which is available on our website at www.unilever.com/corporategovernance. The Committee’s responsibilities include, but are not limited to, the following matters with a view to bringing any relevant issues to the attention of the Boards:

•	Oversight of the integrity of Unilever’s financial statements;
•	Review of Unilever’s quarterly and annual financial statements (including clarity and completeness of disclosure), and approval of the quarterly trading statements for quarter 1 and quarter 3;
•	Oversight of risk management and internal control arrangements;
•	Oversight of compliance with legal and regulatory requirements;
•	Oversight of the external auditors’ performance, objectivity, qualifications and independence; the approval process of non-audit services; recommendation to the Boards of their nomination for shareholder approval; and approval of their fees, refer to note 25 on page 128;
•	The performance of the internal audit function; and
•	Approval of Unilever Leadership Executive (ULE) expense policy and review of Executive Director expenses.

In order to help the Committee meet its oversight responsibilities, each year management organise knowledge sessions for the Committee on subject areas within their remit. In 2014, sessions on corporate governance and reporting updates and cyber security were held.

HOW THE COMMITTEE HAS DISCHARGED ITS RESPONSIBILITIES

During the year, the Committee’s principal activities were as follows:

FINANCIAL STATEMENTS

The Committee reviewed the quarterly financial press releases together with the associated internal quarterly reports from the Chief Financial Officer and the Disclosure Committee, and with respect to the half-year, and full-year results the external auditors’ reports, prior to their publication. They also reviewed the Annual Report and Accounts and Annual Report on Form 20-F. These reviews incorporated the accounting policies and significant judgements and estimates underpinning the financial statements as disclosed within note 1 on pages 88 and 89. Particular attention was paid to the following significant issues in relation to the financial statements:

•	Revenue recognition – estimation of discounts, incentives on sales made during the year, refer to note 2 on page 90;
•	Direct tax provisions and contingencies, refer to note 6 on pages 100 to 102;
•	Indirect tax provisions and contingencies, refer to note 19 on page 123.

The external auditors have agreed the list of significant issues discussed by the Audit Committee.

For each of the above areas the Committee considered the key facts and judgements outlined by management. Members of management attended the section of the meeting of the Committee where their item was discussed to answer any questions or challenges posed by the Committee. The issues were also discussed with the external auditor and further information can be found on page 80. The Committee was satisfied that there are relevant accounting policies in place in relation to these significant issues and management have correctly applied these policies.

At the request of the Board the Committee considered whether the 2014 Annual Report and Accounts was fair, balanced and understandable and whether it provided the necessary information for shareholders to assess the Group’s performance, business model and strategy. The Committee were satisfied that, taken as a whole, the 2014 Annual Report and Accounts is fair, balanced and understandable.

56 Governance	Unilever Annual Report and Accounts 2014

RISK MANAGEMENT AND INTERNAL CONTROL ARRANGEMENTS

The Committee reviewed Unilever’s overall approach to risk management and control, and its processes, outcomes and disclosure. It reviewed:

•	the Controller’s Quarterly Risk and Control Status Report, including Code of Business Principles cases relating to frauds and financial crimes and significant complaints received through the Unilever Code Support Line;
•	the 2014 corporate risks for which the Audit Committee had oversight and the proposed 2015 corporate risks identified by the ULE;
•	management’s improvements to reporting and internal financial control arrangements;
•	processes related to cyber security, information management and privacy;
•	tax planning, insurance arrangements and related risk management;
•	treasury policies, including debt issuance and hedging; and
•	litigation and regulatory investigations.

The Committee reviewed the application of the requirements under Section 404 of the US Sarbanes-Oxley Act of 2002 with respect to internal controls over financial reporting. In addition, the Committee reviewed the annual financial plan and Unilever’s dividend policy and dividend proposals.

During 2014 the Committee oversaw the independent assurance work that is performed on a number of our Unilever Sustainable Living Plan (USLP) metrics (selected on the basis of their materiality to the USLP).

In fulfilling its oversight responsibilities in relation to risk management, internal control and the financial statements, the Committee met regularly with senior members of management and is fully satisfied with the key judgements taken.

INTERNAL AUDIT FUNCTION

The Committee reviewed Corporate Audit’s audit plan for the year and agreed its budget and resource requirements. It reviewed interim and year-end summary reports and management’s response. The Committee carried out an evaluation of the performance of the internal audit function and was satisfied with the effectiveness of the function. The Committee met independently with the Chief Auditor during the year and discussed the results of the audits performed during the year.

AUDIT OF THE ANNUAL ACCOUNTS

KPMG, Unilever’s external auditors and independent registered public accounting firm, reported in depth to the Committee on the scope and outcome of the annual audit, including their audit of internal controls over financial reporting as required by Section 404 of the US Sarbanes-Oxley Act of 2002. Their reports included accounting matters, governance and control, and accounting developments.

The Committee held independent meetings with the external auditors during the year and reviewed, agreed, discussed and challenged their audit plan, including their assessment of the financial reporting risk profile of the Group. The Committee discussed the views and conclusions of KPMG regarding management’s treatment of significant transactions and areas of judgement during the year and KPMG confirmed they were satisfied that these had been treated appropriately in the financial statements.

EXTERNAL AUDITORS

As a result of the tender performed in 2013, shareholders approved the appointment of KPMG as the Group’s external auditor at the 2014 AGMs in May and throughout the year the Committee oversaw and helped facilitate a smooth transition from the former auditors. The Committee has approved the extension of the current external audit contract by one year, and recommended to the Boards the re-appointment of the external auditors. On the recommendation of the Committee, the Directors will be proposing the re-appointment of KPMG at the AGMs in April 2015.

Both Unilever and KPMG have safeguards in place to avoid the possibility that the auditors’ objectivity and independence could be compromised, such as audit partner rotation and the restriction on non-audit services that the external auditors can perform as described below. The Committee reviewed the report from KPMG on the actions they take to comply with the professional and regulatory requirements and best practice designed to ensure their independence from Unilever.

Each year, the Committee assesses the effectiveness of the external audit process which includes gaining feedback from key stakeholders at all levels across Unilever.

The Committee also reviewed the statutory audit, audit related and non-audit related services provided by KPMG and compliance with Unilever’s documented approach, which prescribes in detail the types of engagements, listed below, for which the external auditors can be used:

•	statutory audit services, including audit of subsidiaries;
•	audit related engagements – services that involve attestation, assurance or certification of factual information that may be required by external parties;
•	non-audit related services – work that our auditors are best placed to undertake, which may include:
–	tax services – all significant tax work is put to tender;
–	acquisition and disposal services, including related due diligence, audits and accountants’ reports; and
–	internal control reviews.

Several types of engagements are prohibited, including:

•	bookkeeping or similar services;
•	systems design and implementation related to financial information or risk management;
•	valuation services;
•	actuarial services;
•	internal audit;
•	broker, dealer, investment adviser or investment bank services;
•	legal services;
•	design and/or implementation of risk management processes and systems; and
•	staff secondments to a management function.

All audit related engagements over €250,000 and non-audit related engagements over €100,000 required specific advance approval by the Audit Committee Chairman. The Committee further approved all engagements below these levels which have been authorised by the Group Controller. These authorities are reviewed regularly and, where necessary, updated in the light of internal developments, external developments and best practice.

EVALUATION OF THE AUDIT COMMITTEE

As part of the external Board evaluation carried out in 2014, the Boards evaluated the performance of the Committee. The Committee also carried out an assessment of its own performance. Each concluded that the Committee is performing effectively. Nevertheless, the Committee agreed that to enhance its effectiveness it would seek opportunities for all Committee members to visit a key accounting and reporting centre.

Byron Grote

Chairman of the Audit Committee

Mary Ma

Hixonia Nyasulu

John Rishton

Unilever Annual Report and Accounts 2014	Governance 57

REPORT OF THE CORPORATE

RESPONSIBILITY COMMITTEE

COMMITTEE MEMBERS AND ATTENDANCE

ATTENDANCE

Louise Fresco	4 / 4
Chairman of the Corporate
Responsibility Committee

Laura Cha	4 / 4
Charles Golden	2 / 2

This table shows the membership of the Committee together with their attendance at meetings during 2014. If Directors are unable to attend a meeting, they have the opportunity beforehand to discuss any agenda items with the Committee Chairman. Attendance is expressed as the number of meetings attended out of the number eligible to be attended.

HIGHLIGHTS OF 2014

• Scrutiny of Unilever’s Code of Business Principles and Unilever’s new Responsible Sourcing Policy • Review of progress on the Unilever Sustainable Living Plan • Product quality and food safety

PRIORITIES FOR 2015

• Compliance with Code of Business Principles, particularly by third parties • The Unilever Sustainable Living Plan: progress on delivering the Plan • Product quality and safety • Corporate reputation

TERMS OF REFERENCE

The Corporate Responsibility Committee oversees Unilever’s conduct as a responsible multinational business. The Committee is also charged with ensuring that Unilever’s reputation is protected and enhanced. A key element of the Committee’s role is the need to identify any external developments which are likely to have an influence upon Unilever’s standing in society and to bring these to the attention of the Boards.

The Committee currently comprises two Non-Executive Directors: Louise Fresco, who chairs the Committee, and Laura Cha. The Chief Marketing & Communications Officer attends the Committee’s meetings. Charles Golden retired as a Non-Executive Director of Unilever at the 2014 AGMs in May.

The Committee’s discussions are informed by the perspectives of the Group’s two sustainability leadership groups, both of which are chaired by the Chief Marketing & Communications Officer. The first is the Unilever Sustainable Living Plan Council (formerly called the Unilever Sustainable Development Group) – a group of experts from outside the Group who advise Unilever’s senior leadership on its sustainability strategy. The second is the Unilever Sustainable Living Plan Steering Team – the group of Unilever’s senior executives who are accountable for driving sustainable growth. The insights from these groups help to keep the Boards informed of current and emerging trends and any potential risks arising from sustainability issues.

During 2014 the Committee reviewed its terms of reference of the Committee and, on the recommendation of the Committee, the Boards approved minor changes to the terms.

The Committee’s terms of reference and details of the Unilever Sustainable Living Plan Council are available on our website at www.unilever.com/corporategovernance and www.unilever.com/sustainable-living/governance respectively.

MEETINGS

Meetings are held quarterly and ad hoc as required. The Committee Chairman reports the conclusions to the Boards. Four meetings were held in 2014. Following the Committee’s terms of reference, Unilever’s corporate risks and the ‘3+1’ goals set for individual committees, the Committee works to a structured agenda, enabling members to focus in detail on the responsibilities assigned to them.

The agenda covers the Code of Business Principles (the Code) and litigation as well as occupational safety, product safety and quality, the Unilever Sustainable Living Plan (USLP) and corporate reputation as well as a range of strategic and current issues.

CODE OF BUSINESS PRINCIPLES

The Committee is responsible for the oversight of the Code and associated Code Policies which set out the standards of conduct we expect of our employees.

The Committee ensures that the Code and Code Policies remain fit for purpose and are appropriately applied. The Audit Committee also considers the Code as part of its remit to review risk management.

58 Governance	Unilever Annual Report and Accounts 2014

The Committee maintains close scrutiny of the mechanisms for compliance with the Code and Code Policies as ongoing compliance is essential to promote and protect Unilever’s values and standards, and hence the good reputation of the Group. At each meeting the Committee reviews the completion of investigations into non-compliance with the Code and Code Policies and progress on training programmes as well as any trends which may emerge from reports of Code non-compliance.

Third parties’ compliance with the Code is essential for the protection of the reputation of Unilever and its brands. This was a priority for the Committee in 2014 and remains high on its agenda for 2015.

LITIGATION REVIEW

The Chief Legal Officer reports to the Committee on litigation and regulatory matters which may have a reputational impact including environmental issues, bribery and corruption compliance and competition law compliance. For further information on ‘legal proceedings’ please see note 20 on page 125.

SAFETY

The Committee reviews a scorecard analysis of progress on occupational safety and product safety and quality at each meeting. These quarterly scorecards are complemented by regular in-depth discussions to reassure committee members that systems and processes remain robust.

Occupational safety, particularly road safety, remains a high priority for Unilever and the Committee noted considerable effort has been made to counter a slight dip in performance at the beginning of 2014.

Having discussed Unilever’s policies and processes for product safety, including incident management, members considered that Unilever adopts a systematic approach that focuses on prevention.

UNILEVER SUSTAINABLE LIVING PLAN

The USLP is at the heart of Unilever’s Vision to double the size of its business while reducing its environmental footprint and increasing its positive social impact. By making sustainability integral to how Unilever does business, the USLP provides the differentiator in Unilever’s business model. Given its strategic importance, the Committee monitors progress on the USLP and reviews any potential risks that could affect Unilever’s reputation.

One of the Committee’s ongoing priorities is to ensure that delivery of the USLP is maintained through appropriate business strategies.

The USLP was launched at the end of 2010 and much has been learned in implementing the plan since then. In 2014 Unilever reviewed its strategy and approach to focus its attention on the areas that matter most to the business and where its contribution can achieve the greatest impact on society.

An important outcome of this review is the expansion of the Enhancing Livelihoods pillar of the USLP to embrace commitments on fairness in the workplace, opportunities for women and inclusive business. The promotion of human rights is an important component in these new commitments and the Committee studied the implications of the UN Guiding Principles on Human Rights. It also welcomed the launch of Unilever’s new Responsible Sourcing Policy as a crucial step in promoting human rights with Unilever’s suppliers (see page 8).

The Committee also discussed Unilever’s ambitions to achieve systemic change in areas that support its business priorities. Unilever has defined three areas where it has the scale and resources to create transformational change. It is deepening its efforts to work towards eliminating deforestation from supply chains; championing sustainable agriculture and the development of smallholder farmers; and improving hygiene through handwashing, safe drinking water and sanitation.

FURTHER ITEMS

Other discussions during the year focused on obesity, progress on alternatives to animal testing and consumer confidence in the use of chemicals. The systems and processes in place for managing issues such as these were also scrutinised as they are essential in helping to maintain Unilever’s good reputation.

EVALUATION OF THE CORPORATE RESPONSIBILITY COMMITTEE

As part of the external Board evaluation carried out in 2014, the Boards evaluated the performance of the Committee. The Committee also carried out an assessment of its own performance. Each concluded that the Committee is performing effectively. The Committee agreed that the structure of its meetings and its focus on priority topics were working well and should be continued.

Louise Fresco

Chairman of the Corporate Responsibility Committee

Laura Cha

Further details on the USLP can be found in Unilever’s online Sustainable Living Report 2014 to be published in May 2015.

www.unilever.com/sustainable-living

Unilever Annual Report and Accounts 2014	Governance 59

REPORT OF THE NOMINATING AND

CORPORATE GOVERNANCE COMMITTEE

COMMITTEE MEMBERS, MEMBERSHIP STATUS AND ATTENDANCE

ATTENDANCE

Kees Storm	7/7
Chairman of the Nominating and
Corporate Governance Committee

Sir Malcolm Rifkind	7/7
Michael Treschow	7/7

This table shows the membership of the Committee together with their attendance at meetings during 2014. If Directors are unable to attend a meeting, they have the opportunity beforehand to discuss any agenda items with the Committee Chairman. Attendance is expressed as the number of meetings attended out of the number eligible to be attended.

HIGHLIGHTS OF 2014

• Director and Unilever Leadership Executive Succession Planning • External Board evaluation

PRIORITIES FOR 2015

•  Recommendations for new Non-Executive Directors

•  Planning for Chairman succession

•  Monitoring of emerging Corporate Governance developments

•  Active participation in relevant Corporate Governance consultations

ROLE AND MEMBERSHIP OF THE COMMITTEE

The Nominating and Corporate Governance Committee is responsible for evaluating the balance of skills, experience, independence and knowledge on the Boards and for drawing up selection criteria, ongoing succession planning and appointment procedures. It also has oversight of all matters relating to corporate governance and brings any issues in this respect to the attention of the Boards.

The Committee’s terms of reference are set out in ‘The Governance of Unilever’ which can be found on our website at www.unilever.com/corporategovernance. During the year, the Committee reviewed the Committee’s terms of reference to ensure they remained in line with relevant corporate governance guidelines and to determine whether its responsibilities are properly described. The amended terms became effective on 1 January 2015.

The Committee is comprised of two Non-Executive Directors and the Chairman. The Group Secretary acts as secretary to the Committee. Other attendees at Committee meetings in 2014 (or part thereof) were the Chief Executive Officer, the Chief HR Officer and the Group Secretary.

In 2014 the Committee met seven times. At the start of the year the Committee considered the results of the Committee’s annual self-evaluation for 2013 and used these to help create an annual plan for meetings for 2014.

APPOINTMENT AND RE-APPOINTMENT OF DIRECTORS

Re-appointment: Non-Executive Directors normally serve for a maximum of nine years. The schedule the Committee uses for orderly succession planning of Non-Executive Directors can be found on our website at www.unilever.com/committees. All existing Executive and Non-Executive Directors, unless they are retiring, submit themselves for evaluation by the Committee every year. An Executive Director stops holding executive officer on ceasing to be a Director. The Chairman will inform the Committee of the outcomes of his discussions with each Director on individual performance. Based upon the evaluation of the Boards, its Committees and the continued good performance of individual Directors, the Committee recommends to each Board a list of Directors for re-election at the relevant company’s AGMs. In 2014, Charles Golden decided not to put himself forward for re-election at the 2014 AGMs in May 2014. The Committee proposed the nomination of all other Directors. Directors are appointed by shareholders by a simple majority vote at the AGMs.

Appointment: Where a vacancy arises on the Boards, the Committee may seek the services of specialist recruitment firms and other external experts to assist in finding individuals with the appropriate skills and expertise. The Committee reviews candidates presented by the recruitment firm, or recommended by Directors and members of the Unilever Leadership Executive (ULE), and all members of the Committee are involved in the interview process before making their recommendations to the Boards for approval. The Committee also recommends to the Boards candidates for election as Chairman and Vice-Chairman/ Senior Independent Director.

When recruiting the Committee will take into account the profile of Unilever’s Boards of Directors set out in the ‘The Governance of Unilever’ which is in line with the recommendations of applicable governance regulations and best practice. Pursuant to the profile the Boards should comprise a majority of Non-Executive Directors who are independent of Unilever, free from any conflicts of interest and are able to allocate sufficient time to perform their responsibilities effectively. With respect to composition and qualities, the Boards should be in keeping with the size of Unilever, its portfolio, culture and geographical spread and its

60 Governance	Unilever Annual Report and Accounts 2014

status as a listed company. The objective pursued by the Boards is to have a variety of age, gender, expertise, social background and nationality and, wherever possible, the Boards should reflect Unilever’s consumer base and take into account the footprint and strategy of the Group.

In 2014, the Committee engaged the services of Russell Reynolds Associates, an executive search agency, to assist with the recruitment of a new Non-Executive Director. Russell Reynolds Associates, who also assist Unilever with the recruitment of senior executives, helped to identify Feike Sijbesma as a potential candidate. The Committee recommended to the Boards that Feike Sijbesma be nominated as a new Non-Executive Director at the 2014 AGMs. In May 2014 the AGMs resolved to appoint Feike and his appointment took effect on 1 November 2014. Feike is a leading business figure and brings significant additional expertise to the Boards, including in the important areas of food, nutrition and sustainability.

Succession planning: In consultation with the Committee, the Boards review both the adequacy of succession planning processes and the actual succession planning at each of Board and ULE level.

The Committee, on behalf of the Boards, continued during 2014 to consider succession planning for the Boards given that Byron Grote and Kees Storm (Vice-Chairman/Senior Independent Director) are expected to retire at the AGMs in May 2015 and Michael Treschow (the Chairman), and Hixonia Nyasulu are expected to retire in May 2016. The Committee actively engaged with the Boards in 2014 on potential Non-Executive Director candidates and on the profile of a future Chairman.

In addition, during 2014, the Committee consulted with the Chief Executive Officer on the selection criteria and appointment procedures for senior management changes including changes to the ULE.

DIVERSITY POLICY

Unilever has long understood the importance of diversity within our workforce because of the wide range of consumers we connect with globally. This goes right through our organisation, starting with the Boards. The Boards feel that gender is only one part of diversity, and Unilever Directors will continue to be selected on the basis of their wide-ranging experience, backgrounds, skills, knowledge and insight.

Unilever’s Board Diversity Policy, which is reviewed by the Committee each year, can be found on our website at www.unilever.com/boardsofunilever. The Committee also reviewed and considered relevant recommendations on diversity and remains pleased that over 40% of our Non-Executive Directors are women.

EVALUATION

As part of the external Board evaluation carried out in 2014, the Boards evaluated the performance of the Committee. The Committee also carried out an assessment of its own performance, Each concluded that the Committee is performing effectively. Nevertheless, the Committee agreed that, to enhance its effectiveness, it would give fuller feedback to the Boards on the appointment process of Non-Executive Directors and arrange for the external recruitment firm used to present to the Boards.

Kees Storm

Chairman of the Nominating and Corporate

Governance Committee

Sir Malcolm Rifkind

Michael Treschow

PROFILE OF UNILEVER’S BOARDS OF DIRECTORS

DESIRED EXPERTISE AND EXPERIENCE

In view of Unilever’s objectives and activities, it is important that the Boards have sufficient financial literacy, have at least one financial expert and are composed in such a way that the following expertise and experience are present in one or more of its members:

•	Executive management experience and knowledge of corporate governance issues at main board level with a company comparable in size and international spread of activities with multiple stock exchange listings;
•	Understanding of human resources and remuneration in large international companies;
•	Experience in financial administration, accounting policies and internal control;
•	Risk management of multinationals with share listings;
•	Understanding of the markets where Unilever is active;
•	Experience in and understanding of the fast-moving consumer goods (FMCG) market;
•	Knowledge of marketing and commercial expertise;
•	Awareness of corporate social responsibility issues; and
•	Experience with R&D in those fields where Unilever is active.

PROFILE

This profile guides the Nominating and Corporate Governance Committee and the Boards on the occasion of the nomination of Directors. It is reviewed and updated by the Boards periodically.

Unilever Annual Report and Accounts 2014	Governance 61

DIRECTORS’ REMUNERATION

REPORT

COMMITTEE MEMBERS AND ATTENDANCE

ATTENDANCE

Paul Walsh	5 / 5
Chairman of the Compensation Committee (previously called the Compensation and Management Resources Committee)

Ann Fudge	5 / 5
Kees Storm	4 / 5
Michael Treschow	5 / 5

This table shows the attendance of Directors at Committee meetings held in the year ended 31 December 2014. If Directors are unable to attend a meeting, they have the opportunity beforehand to discuss any agenda items with the Committee Chairman. Attendance is expressed as the number of meetings attended out of the number eligible to be attended.

HIGHLIGHTS OF 2014

•  No changes have been made to the remuneration policy during the year.

•  The Committee approved the implementation and roll-out of the new global employee share plan ‘SHARES’ for employees below management level.

•  The Committee reviewed the remuneration framework and concluded that it continues to serve Unilever well, particularly in light of the strong level of shareholder support for Unilever’s remuneration policy at the 2014 AGMs.

•  Review of the global reward structure for Unilever’s ‘Top 100’ executive management population below Executive Director level, two years after implementation, has proven that it is delivering effectively against the objectives that had been set for it.

PRIORITIES FOR 2015

•  Further review and shaping of Unilever’s future reward framework to ensure that it remains aligned with strategy and long-term shareholder value creation.

•  Review of relative competitive position of reward levels for Unilever’s ‘Top 100’ executive management population.

•  Review of progress in implementing SHARES.

FORMAT OF THE DIRECTORS’ REMUNERATION REPORT

Our Directors’ Remuneration Report is split into the following sections:

•	Chairman’s letter – page 62 to 63
•	Remuneration Principles – page 63 to 64
•	Annual Remuneration Report – page 65 to 77

CHAIRMAN’S LETTER

DEAR SHAREHOLDERS,

I am pleased to report that our Remuneration Policy was adopted at the 2014 NV and PLC AGMs with strong levels of support and remains unchanged for 2015.

REMUNERATION POLICY – AVAILABLE ON OUR WEBSITE

To simplify this year’s report we have chosen not to repeat our Remuneration Policy, which is available on our website. To reflect the reward decisions taken for 2015 by the Compensation Committee we have updated the supporting information in the remuneration policy table and other contextual information.

www.unilever.com/ara2014/downloads

BUSINESS PERFORMANCE AND REMUNERATION OUTCOMES FOR 2014

Annual bonus – a year of resilient performance

During the year Unilever faced an increasingly challenging external environment. In addition to fierce competition, we also saw weakening consumer demand across many parts of the world and increasing external volatility. The business responded to the combination of these events with resilience by heightening focus on cost control and margin improvement. Although our overall underlying sales growth lowered to 2.9% we continued to outperform our markets, as we have done consistently since Paul Polman’s appointment as CEO. Through rigorous control of overheads, we delivered a core operating margin improvement of 0.4 percentage points despite adverse currency movements. With the quality of these results in mind, the Committee exercised its judgement to uplift the annual bonus outcome from 68% to 80% of target and decided to pay a bonus of 132% of salary (66% of maximum) to the CEO, Paul Polman, and a bonus of 88% of salary (59% of maximum) to the CFO, Jean-Marc Huët. The Committee believes that these awards fairly reflect the performance delivered in 2014. This consistency in performance delivery, now established over the last six years, shows that Unilever is building a more resilient company. We are better able to withstand the challenges of an increasingly uncertain business environment because we are moving towards a business model with long-term sustainability at its core.

GSIP and MCIP – strong financial performance over the last three years

Over the past three years, Unilever has again delivered very strong financial performance. Underlying sales growth during this period was 4.7% per annum. Core operating margin improvement over the period was an average of 0.37 percentage points per year, demonstrating management’s drive for consistent top and bottom line growth. Unilever has also generated very strong operating cash in the period, with cumulative operating cash flow of €15.5 billion. Total shareholder return (TSR) over this three-year period was below the performance of our peers, and, as a result, no part of the GSIP and MCIP awards related to TSR will vest. The Committee believes the outcomes of the long-term share incentive plans represent a fair reflection of Unilever’s underlying performance over the last three years. On the basis of this performance, the Committee determined that the GSIP awards to the end of 2014 together with MCIP awards, which were granted to Executive Directors for the first time in 2012, will vest at 121% of initial award levels (ie 61% of maximum for GSIP and 81% of maximum awards for MCIP, which is capped at 150%).

62 Governance	Unilever Annual Report and Accounts 2014

EXECUTIVE DIRECTORS TURN DOWN SALARY INCREASES FOR 2015

In our 2011 Directors’ Remuneration Report, the Committee drew shareholders’ attention to our concern that the CEO’s salary was positioned at the lower end of market practice compared to similar sized UK and European companies. At that time the Committee stated that it would look to make further increases, as appropriate, to address this over the next few years. Since then, largely at the CEO and CFO’s own insistence, we have consistently awarded less of a salary increase than we believed was merited by the performance of the Executive Directors. Having held their salaries steady for longer than intended and in view of the sustained track record of performance delivery, the Committee recommended, and the Boards approved, salary increases for the CEO and CFO with effect from January 2015. In making these recommendations the Committee considered the strong performance of Unilever and alignment, both to increases in pay for the broader employee population and externally. The CEO and CFO have turned down the salary increases recommended by the Committee for 2015.

STRATEGIC LINKAGE OF REWARD TO BUSINESS PERFORMANCE

As in previous years, the Committee continues to use performance-based incentives to drive the business towards delivering sustainable long-term value for shareholders. For 2015, the Committee has decided to focus on the importance of cash generation in an environment of lower global growth rates by replacing underlying volume growth with growth in free cash flow (FCF) as a performance measure for the annual bonus, in alignment with our strategy as set out in the Strategic Report (www.unilever.com/ara2014/downloads). FCF is a widely reported metric used to evaluate Unilever’s in-year performance. For our shareholders, cash is an important driver of value creation, allowing us to pay attractive and sustainable dividends while continuing to invest in the business.

The performance measures for our long-term share incentive plans remain unchanged for the 2015-2017 performance cycle. Even though FCF is our primary cash measure, we use operating cash flow (OCF) as the cash measure in our long-term incentive plans as it better represents underlying long-term performance at constant exchange rates. To better describe long-term management performance, OCF is also adjusted to exclude the impact of cash inflows and outflows resulting from M&A activity and the impact of pension contributions and interest costs on external borrowings.

For reasons of commercial sensitivity, our practice is to disclose the target ranges for performance measures together with the outcomes of incentive plans at the end of the respective performance period.

In 2015 the Committee plans to undertake a further review of our remuneration framework to ensure that it continues to be fully aligned with Unilever’s business strategy and enables us to respond quickly to the rapidly changing markets in which we operate. Specifically, we will be looking for opportunities to simplify reward arrangements and also to strengthen the linkage between executive pay and the creation of sustainable longer- term shareholder value. To the extent that changes are proposed, the Committee will consult with key shareholders to get their feedback in advance of recommending changes to shareholders.

Paul Walsh

Chairman of the Compensation Committee

REMUNERATION PRINCIPLES

SUPPORTING THE DELIVERY OF OUR STRATEGY THROUGH REMUNERATION ARRANGEMENTS

Our business vision is to double the size of Unilever while reducing our environmental footprint and increasing our positive social impact through a focus on our brands, our operations and our people, and the Unilever Sustainable Living Plan (USLP). Remuneration is one of the key tools that we have as a business to help us to motivate our people to achieve our goals.

Our remuneration arrangements are designed to support our business vision and the implementation of our strategy. The key elements of our remuneration package for Executive Directors are summarised below:

Unilever Annual Report and Accounts 2014	Governance 63

DIRECTORS’ REMUNERATION

REPORT CONTINUED

THE PACKAGE HAS BEEN DESIGNED BASED ON THE FOLLOWING KEY PRINCIPLES:

PAYING FOR PERFORMANCE	g

The focus of our package is on variable pay based on annual and long-term performance. Performance- related elements are structured so that target levels of reward are competitive, but Executive Directors can only earn higher rewards if they exceed the ongoing standards of performance that Unilever requires.

ALIGNING PERFORMANCE MEASURES WITH STRATEGY	g

The performance measures for our annual and long-term plans have been selected to support our business strategy and the ongoing enhancement of shareholder value through a focus on increasing sales, improving margin, cash generation and returns for shareholders.

DELIVERING SUSTAINABLE PERFORMANCE	g

Acknowledging that success is not only measured by delivering financial returns, we also consider the quality of performance in terms of business results and leadership, including corporate social responsibility and progress against the USLP, when determining rewards.

	g	To ensure that remuneration arrangements fully support our sustainability agenda, the personal performance goals under the annual bonus include USLP targets.

ALIGNMENT WITH SHAREHOLDER INTERESTS	g

The majority of the package for our Executive Directors is delivered in Unilever shares to ensure that the interests of executives are aligned with shareholders’ interests. This is further supported by significant shareholding requirements, ensuring that a substantial portion of each Executive Director’s personal wealth is linked to Unilever’s share price performance.

	g	Non-Executive Directors are also encouraged to build up their personal holding of Unilever shares to ensure alignment with shareholders’ interests.

PAYING COMPETITIVELY	g

The overall remuneration package offered to Executive Directors should be sufficiently competitive to attract and retain highly experienced and talented individuals, without paying more than is necessary.

PREVENTING INAPPROPRIATE RISK-TAKING	g

The Committee believes that Unilever’s risk management process provides the necessary control to prevent inappropriate risk-taking. When the Committee reviews the structure and levels of performance-related pay for Executive Directors and other members of the Unilever Leadership Executive (ULE), it considers whether these might encourage behaviours that are incompatible with the long-term interests of Unilever and its shareholders or that may raise any environmental, social or governance risks. Where necessary, the Committee would take appropriate steps to address this.

64 Governance	Unilever Annual Report and Accounts 2014

ANNUAL REMUNERATION REPORT

The following sets out how Unilever’s Remuneration Policy, which is available on our website, will be implemented in 2015 and how it was implemented in 2014.

www.unilever.com/ara2014/downloads

IMPLEMENTATION OF THE REMUNERATION POLICY IN 2015 FOR EXECUTIVE DIRECTORS

ELEMENTS OF REMUNERATION

FIXED ELEMENTS	AT A GLANCE	DESCRIPTION
OF REMUNERATION

BASE SALARY	Salary effective from 1 January 2015: • CEO £1,010,000 (unchanged from 2014) • CFO £714,000 (unchanged from 2014)

In its 2011 Report, the Committee signalled its concern that the CEO’s salary was positioned at the lower end of market practice compared to similar sized UK and European companies. The Committee expressed its intention to make further increases, as appropriate, to address this over the next few years. Having held their salaries steady for longer than intended and in view of the sustained track record of performance delivery, the Committee recommended, and the Boards approved, salary increases for the CEO and CFO with effect from January 2015. In making these recommendations the Committee considered the strong performance of Unilever and alignment, both to increases in pay for the broader employee population and externally. The CEO and CFO have turned down the salary increases recommended by the Committee for 2015.

FIXED ALLOWANCE	Fixed allowance for 2015: • CEO – £250,000 • CFO – £220,000 The CFO’s allowance has been reduced from £260,000 in 2014 to reflect the final stage of the phasing-out of his annual housing allowance.	A fixed allowance not linked to base salary is provided as a simple, competitive alternative to the provision of itemised benefits and pensions.
OTHER BENEFIT ENTITLEMENTS	• Amounts for other benefits are not known until the year end.

In line with Unilever’s Remuneration Policy, Executive Directors will be provided with death, disability and medical insurance cover and actual tax return preparation costs in 2015.

www.unilever.com/ara2014/downloads

In line with the commitments made to the current CEO on recruitment and included in the Remuneration Policy, Unilever also pays the CEO’s social security obligations in his country of residence to protect him against the difference between employee social security obligations in his country of residence versus the UK.

Conditional supplemental pension

The CEO also receives a conditional supplemental pension accrual to compensate him for the arrangements for feited on leaving his previous employer. The CEO will receive a contribution to his supplemental pension of 12% of the lower of his actual base salary over the year and his 2011 base salary (£920,000) plus 3% per annum. The cap for 2015 has been kept at £976,028 with a maximum contribution of £117,123.

This supplemental pension accrual is conditional on the CEO remaining in employment with Unilever to age 60 and subsequently retiring from active service or his death or total disability prior to retirement.

PERFORMANCE ELEMENTS OF REMUNERATION

The actual targets for the annual bonus and the three business-focused performance measures for the MCIP and GSIP awards to be made in 2015 have not been disclosed up front. The Boards deem this to be commercially sensitive information as targets could reveal information about Unilever’s business plan and budgeting process to competitors, which could be damaging to Unilever’s business interests and therefore to shareholders. Where appropriate, targets will be disclosed in the Directors’ Remuneration Report following the end of the respective performance period.

Performance measures are selected to align with Unilever’s clearly stated growth ambition and our long-term business strategy. Unilever’s primary business objective is to generate a sustainable improvement in business performance through increasing underlying sales while steadily improving core operating margins and cash flow.

The measures chosen for the annual and long-term incentives support the delivery of this objective. Performance measures focus management on the delivery of a combination of top-line revenue growth and bottom-line profit growth that Unilever believes will build shareholder value over the longer term. The use of a performance measure based on total shareholder return measures Unilever’s success relative to peers.

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DIRECTORS’ REMUNERATION

REPORT CONTINUED

PERFORMANCE ELEMENTS OF REMUNERATION	AT A GLANCE	DESCRIPTION
ANNUAL BONUS	• CEO – target 120% of base salary, maximum 200% of base salary • CFO – target 100% of base salary, maximum 150% of base salary	The performance measures for 2015 will be:

In addition, when determining annual bonus awards, the Committee will also consider personal performance and the quality of results in terms of both business results and leadership, including corporate social responsibility and progress against the delivery of USLP goals.

The Committee determined that free cash flow would replace underlying volume growth as a performance measure for 2015. This change will assist Unilever in focusing on cost reduction and improving cash generation, as well as top-line growth, in a challenging market environment. Underlying volume growth will remain a factor that is considered by the Committee as part of the quality of results assessment.

MCIP 2015

•  Out of their annual bonus awards, Executive Directors are required to invest 25% of their gross bonus and may invest up to 60% of their gross bonus in the MCIP (investment shares which are held in the individual’s name)

•  They are awarded an equal number of MCIP matching shares

•  Maximum vesting for matching shares is 150% of the initial award

•  The maximum award of matching shares for the CEO and CFO (as a percentage of base salary at grant), assuming maximum bonus, maximum deferral under the MCIP, would be 180% of base salary and 135% of base salary respectively

Matching shares awarded under the MCIP in 2015 will be subject to the same measures as GSIP awards made in the year. Further details of the performance measures are disclosed below.

The Committee considers that using the same performance measures across both the MCIP and GSIP is appropriate, as the performance measures used reflect our key strategic goals and maintain the alignment of our incentive plans to delivering our clearly stated growth ambitions. Given that we use four different performance measures, the Committee believes that the proportion of remuneration linked to each performance measure is not excessive.

GSIP 2015 AWARDS

•  Target award 200% of base salary for the CEO and 175% of base salary for CFO

•  Maximum vesting of 200% initial award

•  Maximum vesting of 400% of base salary for the CEO and 350% of base salary for the CFO

Performance targets are assessed over a three-year period. Performance measures for 2015 awards:

(a)	For the three business-focused measures, 25% of target awards vest for achieving threshold performance. 200% of target awards vest (capped at 150% under the MCIP) for maximum performance.
(b)	For the relative TSR measure, Unilever’s TSR is measured against a comparator group of other consumer goods companies. TSR measures the return received by a shareholder, capturing both the increase in share price and the value of dividend income (assuming dividends are reinvested). The TSR results are measured on a common currency basis to better reflect the shareholder experience.

The current TSR peer group is as follows:

Avon	Colgate-Palmolive	Henkel	L’Oréal	Reckitt Benckiser
Beiersdorf	Danone	Kao	Nestlé	Shiseido
Campbell Soup	General Mills	Kellogg’s	PepsiCo
Coca-Cola	Estée Lauder	Kimberly-Clark	Procter & Gamble

The TSR comparator group consists of 18 companies (19 including Unilever). No shares in the portion of the award subject to TSR vest if Unilever is ranked below position 10 in the peer group at the end of the three-year period, 50% vests if Unilever is ranked 10th, 100% vests if Unilever is ranked 7th and 200% (150% under the MCIP) vests if Unilever is ranked 3rd or above. Straight-line vesting occurs between these points. The Committee may change the TSR vesting levels set out above if the number of companies in the TSR comparator group changes.

66 Governance	Unilever Annual Report and Accounts 2014

ULTIMATE REMEDY/MALUS

Grants under the GSIP and MCIP are subject to ultimate remedy. Upon vesting of an award, the Committee shall have the discretionary power to adjust the value of the award if the award, in the Committee’s opinion taking all circumstances into account, produces an unfair result. In exercising this discretion, the Committee may take into account Unilever’s performance against non-financial measures. The Committee will only adjust the value of a vesting GSIP and MCIP award upwards after obtaining shareholder consent. With effect from the 2015 GSIP and MCIP awards, the Committee may apply malus to reduce an award or determine that it will not vest or only vest in part in the event of a significant downward restatement of the financial results of Unilever, gross misconduct or gross negligence, material breach of Unilever’s Code of Business Principles or any of the Unilever Code Policies or conduct by the individual that results in significant losses or serious reputational damage to Unilever. With effect from the 2015 annual bonus (based on 2014 performance), the annual bonus will also be subject to malus on the same grounds as apply for GSIP and MCIP awards.

CLAW-BACK

The Committee has discretion to reclaim or claw-back some or all of the value of awards of performance-related payments to Executive Directors in the event of a significant downward restatement of the financial results of Unilever. This includes the annual bonus together with any awards that have been made and/or vested shares under the Share Matching Plan, the GSIP and the MCIP. This claw-back may be effected up to two years from vesting by reducing outstanding awards or requiring the return of the net value of vested awards to Unilever.

In 2014, the Committee did not reclaim or claw-back any of the value of awards of performance-related payments to Executive Directors.

SINGLE FIGURE OF REMUNERATION AND IMPLEMENTATION OF THE REMUNERATION POLICY IN 2014 FOR EXECUTIVE DIRECTORS (AUDITED)

The table below shows a single figure of remuneration for each of our Executive Directors, for the years 2013 (restated to reflect final value of GSIP performance shares on the date of vesting) and 2014.

		Paul Polman CEO (UK) (€’000)		Jean-Marc Huët CFO (UK) (€’000)
		2014	2013 (Restated)	2014	2013 (Restated)
(A) Base salary		1,251	1,189	885	841
(B) Fixed allowances and other benefits		787	700	377	594
(C) Annual bonus		1,652	1,864	778	879
Long-term incentives	(D) MCIP matching shares – (required by UK law)	1,803	n/a	370	n/a
	(E) GSIP performance shares – (required by UK law)	3,923	3,798	3,022	2,630
Long-term incentives (sub-total)		5,726	3,798	3,392	2,630
(F) Conditional supplemental pension		145	138	n/a	n/a

Total remuneration paid – (required by UK law) (A+B+C+D+E+F)		9,561	7,689	5,432	4,944

(G) Share awards (required by Dutch law)		4,206	4,069	2,249	2,652

Total remuneration paid – (required by Dutch law) (A+B+C+F+G)		8,041	7,960	4,289	4,966

Where relevant, amounts for 2014 have been translated into euros using the average exchange rate over 2014 (€1 = £0.8071), excluding amounts in respect of long-term incentive plans which have been translated into euros using the exchange rate at vesting date (€1 = £0.7383). Amounts for 2013 have been translated into euros using the average exchange rate over 2013 (€1 = £0.8492), excluding amounts in respect of GSIP which have been translated into euros using the exchange rate at vesting date (€1 = £0.8351).

We do not grant our Executive Directors any personal loans or guarantees.

ELEMENTS OF SINGLE FIGURE REMUNERATION 2014

(A) BASE SALARY (AUDITED)

Salary set in sterling and paid in 2014:

•	CEO – £1,010,000
•	CFO – £714,000

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DIRECTORS’ REMUNERATION

REPORT CONTINUED

(B) FIXED ALLOWANCE AND OTHER BENEFITS (AUDITED)

For 2014 this comprises:

	Paul Polman		Jean-Marc Huët
	CEO (UK)		CFO (UK)
	(£)	(1)	(£)	(1)
	2014		2014

Fixed allowance	250,000		260,000
Medical insurance cover and actual tax return preparation costs	54,637		35,765
Provision of death-in-service benefits and administration	10,901		8,174
Unilever 2005 Share Save Plan(2)	11,868		n/a
Payment to protect against difference between employee social security obligations in country of residence versus UK	307,899		n/a
Total	635,305	(3)	303,939

(1)	The numbers in this table are quoted in sterling and have been translated into euros for the single figure of remuneration table above using the average exchange rate over 2014 of €1 = £0.8071.
(2)	On 25 November 2014 Paul Polman exercised his 1,042 options under the Unilever 2005 Share Save Plan. The option price at grant was £14.92 and the closing share price on the exercise date was £26.31 so his notional gain on exercise was £11,868.
(3)	In 2013, the Dutch government applied an additional crisis tax charge of 16% over 2013 taxable income of employees above €150,000. This tax charge for Unilever N.V. for Paul Polman over 2013 was €148,969. This tax is an expense to the employer and therefore not included in the table above and is no longer applicable in 2014.

(C) ANNUAL BONUS (AUDITED)

Annual bonus 2014 actual outcomes

•	CEO – £1,333,200 (which is 66% of maximum, 132% of base salary)
•	CFO – £628,320 (which is 59% of maximum, 88% of base salary)

This includes cash and shares invested under the MCIP. See below for details.

Performance against targets:

2014 has been a year of resilient performance in the face of stiff competition and a deteriorating economic environment in many of the markets in which Unilever operates.

At the beginning of the year, the Committee set stretching performance targets, against which management has made solid progress despite declining growth rates during the year across many of the markets in which Unilever sells its products. Underlying sales growth was 2.9% and underlying volume growth was 1.0%. Although these results are towards the lower end of the performance range, Unilever has continued to grow ahead of its markets. Improvement in core operating margin compared with 2013 was 0.4 percentage points. The Committee considered this to be an outstanding performance, especially given unfavourable movements in exchange rates over the course of 2014. To achieve this result, underlying core operating margin growth at constant exchange rates has been 0.8 percentage points reflecting strong discipline in controlling costs.

In view of the high quality of results achieved over the course of the year, the Committee exercised its judgement to raise the overall Group bonus score from 68% to 80% of target (40% of maximum). The Committee considered this to be a fairer representation of the performance delivered by the executive team during 2014. In the past five years, including 2014, the Committee has exercised its discretion to adjust the formulaic outcome of the annual bonus calculation downwards three times and upwards twice.

In determining bonus outcomes for Paul Polman, the Committee also considered his strong personal performance and leadership in driving Unilever to a more agile and resilient business, as well as his personal leadership in driving towards a more responsible long-term sustainable business model, taking the needs of multiple stakeholders into account, driving diversity and making Unilever the choice for talent in the majority of its markets. As a consequence of that review, Paul Polman was awarded a personal performance multiplier of 138%. This resulted in Paul Polman receiving a bonus of 132% of his base salary. This is calculated as follows:

68 Governance	Unilever Annual Report and Accounts 2014

In determining bonus outcomes for Jean-Marc Huët, the Committee also considered his personal performance and leadership, including the management of Unilever’s financial risk exposure and driving enterprise wide efficiencies. As a consequence of that review, Jean-Marc Huët was awarded a personal performance multiplier of 110%. This resulted in Jean-Marc Huët receiving a bonus of 88% of his base salary. This is calculated as follows:

MCIP 2015 AWARDS (BASED ON 2014 ANNUAL BONUS OUTCOMES)

On 13 February 2015, Paul Polman invested 60% (£799,920) and Jean-Marc Huët invested 25% (£157,080) of their 2014 bonus in MCIP investment shares. Paul Polman elected to invest fully in NV shares. Jean-Marc Huët elected to receive a 50/50 mix of PLC/NV shares.

They each received a corresponding award of performance-related MCIP matching shares (awarded in the same form as the investment shares). MCIP matching awards are subject to the same performance measures as GSIP awards. Further information on matching awards is set out on page 65 to 66.

(D) MCIP – UK LAW REQUIREMENT (AUDITED)

2014 OUTCOMES

This includes MCIP matching shares granted on 17 February 2012 (based on the percentage of 2011 bonus that Executive Directors had invested in Unilever shares) based on performance in the three-year period to 31 December 2014 which vested on 17 February 2015.

The values included in the single figure table for 2014 are calculated by multiplying the number of shares granted on 17 February 2012 (including additional shares in respect of accrued dividends through to 31 December 2014) by the level of vesting (121% of target awards). The share prices on the date of vesting of NV €37.04 and PLC £28.01 have been translated into euros using the exchange rate on the date of vesting: €1 = £0.7383.

The award was based on the same performance targets as the GSIP and performance against targets is outlined in section E below.

(E) GSIP – UK LAW REQUIREMENT (AUDITED)

2014 OUTCOMES

This includes GSIP performance shares granted on 17 February 2012, based on performance in the three-year period to 31 December 2014 which vested on 17 February 2015.

The values included in the single figure table for 2014 are calculated by multiplying the number of shares granted on 17 February 2012 (including additional shares in respect of accrued dividends through to 31 December 2014) by the level of vesting (121% of target awards). The share prices on the date of vesting of NV €37.04 and PLC £28.01 have been translated into euros using the exchange rate on the date of vesting: €1 = £0.7383.

The award was equally based on the performance measures outlined in the table below.

Performance against targets:

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DIRECTORS’ REMUNERATION

REPORT CONTINUED

At the outset of the 2012-2014 performance period, the Committee set demanding performance ranges for the long-term incentive plans, as shown in the table above. Over the past three years, Unilever has delivered very strong financial performance against these ranges. Underlying sales growth during the period was 4.7% per annum and core operating margin improvement of 0.37 percentage points per annum over the period demonstrate management’s commitment to delivering consistent top and bottom line growth. Unilever has also generated very strong operating cash flow of €15.5 billion over the period. Total shareholder return over the period was below the performance of our peers, consequently no part of this element of the award will vest. The Committee considers that these outcomes are a fair reflection of Unilever’s performance over the period and determined that GSIP awards granted to Executive Directors in 2012 will vest at 121% of the initial award level (ie 61% of maximum). The Committee also determined that MCIP awards granted to Executive Directors in 2012 will vest at 121% of initial award levels (vesting capped at 150% – ie 81% of maximum awards).

The 2011 GSIP performance shares figure, included in the single figure remuneration in respect of 2013, has been restated to reflect the actual number of shares that vested and the market value of the shares on the date of vesting of 14 March 2014 (PLC £23.69 and NV €27.70) and have been translated into euros using the exchange rate on the date of vesting: €1 = £0.8351. The figure included in the 2013 Directors’ Remuneration Report was estimated based on the average share price for the period from 1 October 2013 to 31 December 2013 as the vesting date was post the publication of the 2013 Annual Report and Accounts. The actual values at the vesting date were: Paul Polman €3,798,141 (estimated as €3,849,000) and Jean-Marc Huët €2,630,022 (estimated as €2,665,000).

(F) CONDITIONAL SUPPLEMENTAL PENSION (AUDITED)

CEO: Paul Polman

Conditional supplemental pension provision agreed with Paul Polman on hiring, which is conditional on his remaining in employment with Unilever to age 60 and subsequently retiring from active service or his death or total disability prior to retirement. This was £117,123 based on 12% of a capped salary of £976,028 for 2014.

CFO: Jean-Marc Huët

Jean-Marc Huët does not receive a conditional supplemental pension.

(G) SHARE INCENTIVES – DUTCH LAW REQUIREMENT (AUDITED)

As per the Dutch requirements, these costs are non-cash costs and relate to the expenses recognised for the period following IFRS 2. This is based on share prices on grant dates, a 98% adjustment factor for GSIP shares and MCIP matching shares awarded in 2014, 2013 and 2012.

OTHER IMPLEMENTATION INFORMATION FOR 2014

SCHEME INTERESTS AWARDED IN THE YEAR (AUDITED)

PLAN	BASIS OF AWARD	MAXIMUM FACE VALUE OF AWARDS	THRESHOLD VESTING (% OF TARGET AWARD)	PERFORMANCE PERIOD	DETAILS OF PERFORMANCE MEASURES

MCIP Conditional matching share award made on 14 February 2014

Based on the level of 2013 bonus paid in 2014 invested by the CEO and CFO.

The following numbers of matching shares were awarded on 14 February 2014 (a):

CEO:

PLC – 0

NV – 41,775

CFO:

PLC – 4,036

NV – 4,036

Maximum vesting results in 150% of target awards vesting.

		CEO: £1,400,994(b) CFO: £277,562(b)	Four equally weighted long-term performance measures. For the three business focused metrics, 25% of the target award vests for threshold performance. For the TSR measure, 50% of the target awards vest for threshold performance.	1 January 2014 – 31 December 2016

Subject to four equally weighted performance measures(c):

•  Underlying sales growth

•  Core operating margin improvement

•  Operating cash flow and

•  Relative total shareholder return

Further details are set out on page 65 to 66.

70 Governance	Unilever Annual Report and Accounts 2014

PLAN	BASIS OF AWARD	MAXIMUM FACE VALUE OF AWARDS	THRESHOLD VESTING (% OF TARGET AWARD)	PERFORMANCE PERIOD	DETAILS OF PERFORMANCE MEASURES

GSIP Conditional share award made on 14 February 2014

The CEO received a target award of 200% of base salary.

CEO:

PLC – 43,700

NV – 43,700

The CFO received a target award of 175% of base salary.

CFO:

PLC – 27,031

NV – 27,031

Maximum vesting results in 200% of target awards vesting, which translates to a maximum vesting of 400% of base salary for the CEO and 350% of base salary for the CFO.

		CEO: £4,007,095(b) CFO: £2,478,622(b)	As opposite	As opposite	As opposite

(a)	Under MCIP, Executive Directors are able to choose whether they invest in PLC or NV shares or a 50/50 mix. Executive Directors receive a corresponding number of performance-related matching shares. Matching shares will be awarded in the same form as the investment shares (ie in PLC or NV shares or a 50/50 mix). On 14 February 2014, the CEO invested 60% (£949,905) and the CFO invested 25% (£186,533) of their 2013 bonus in MCIP investment shares. The CEO elected to invest fully in NV shares. The CFO elected to receive a 50/50 mix of PLC/NV shares.
(b)	The face values included in this table are calculated by multiplying the number of shares granted on 14 February 2014 by the share price on that day of PLC £23.49 and NV €27.70 respectively, assuming maximum performance and therefore maximum vesting of 200% for GSIP and 150% for MCIP and then translating into sterling using an average exchange rate over 2014 of €1 = £0.8071.
(c)	The actual targets for the three business-focused performance measures for the 2014 MCIP and GSIP awards have not been disclosed up front as the Boards deem this to be commercially sensitive information as targets could reveal information about Unilever’s business plan and budgeting process to competitors, which could be damaging to Unilever’s business interests and therefore to shareholders. Targets will be disclosed in the Directors’ Remuneration Report following the end of the relevant performance period.

MINIMUM SHAREHOLDING REQUIREMENT AND EXECUTIVE DIRECTOR SHARE INTERESTS (UNAUDITED)

The table below shows the Executive Directors’ share ownership against the minimum shareholding requirements as at 31 December 2014 and the interest in NV and PLC ordinary shares of Executive Directors and their connected persons as at 31 December 2014.

When calculating an Executive Director’s personal shareholding the following methodology is used:

•	Base salary at the date of measurement.
•	Shares in either Unilever PLC or Unilever N.V. (or a combination of both) will qualify provided they are personally owned by the Executive Director or by a member of his (immediate) family (‘connected person’).
•	Shares purchased under the MCIP from the annual bonus will qualify as from the moment of purchase as these are held in the individual’s name and are not subject to further restrictions.
•	Shares acquired under a restricted stock arrangement will qualify on a net of tax basis.
•	Shares awarded on a conditional basis by way of the GSIP, or the MCIP, will not qualify until the moment of vesting (ie once the precise number of shares is fixed after the three-year vesting period has elapsed).
•	The shares will be valued on the date of measurement, or if that outcome fails the personal shareholding test, on the date of acquisition. The share price for the relevant measurement date will be based on the average closing share prices and the euro/sterling/US dollar exchange rates from the 60 calendar days prior to the measurement date.

Executive Directors are required to hold shares to the value of 100% of their shareholding requirement for 12 months post cessation of employment at Unilever, and 50% of these shares for 24 months post cessation of employment with Unilever.

All ULE members are required to build a shareholding of 300% of base salary. This requirement is 150% of base salary for the ‘Top 100’ management layer below ULE.

EXECUTIVE DIRECTORS’ INTERESTS IN SHARES AND SHARE OWNERSHIP (AUDITED)

	Share ownership		Actual share		Shares held as at 1 January 2014(b)		Shares held as at 31 December 2014(b)
	guideline as % of base salary	Have guidelines been met?	ownership (as a % of base salary)	(a)	NV	PLC	NV	PLC
CEO: Paul Polman	400	yes	2004		310,572	266,546	486,191	287,296
CFO: Jean-Marc Huët	300	yes	871		86,620	86,853	118,050	118,559
(a)	Calculated based on the minimum shareholding requirements and methodology set out above and the base salaries as included for the CEO and CFO in the single figure.
(b)	NV shares are ordinary €0.16 shares and PLC shares are ordinary 3 1⁄9p shares.

Unilever Annual Report and Accounts 2014	Governance 71

DIRECTORS’ REMUNERATION

REPORT CONTINUED

On 13 February 2015, Paul Polman and Jean-Marc Huët invested 60% and 25% respectively of their annual bonus earned in respect of 2014 and paid in 2015 in the MCIP. This resulted in 29,128 NV investment shares for Paul Polman and 2,839 NV and 2,839 PLC investment shares for Jean-Marc Huët. They each received a corresponding award of performance-related NV and PLC shares under the terms of the MCIP.

The 17 February 2012 MCIP and GSIP grants vested on 17 February at 121%. In accordance with Unilever’s Remuneration Policy (www.unilever.com/ara2014/downloads) Paul Polman elected for share choice and chose to receive his shares in the form of 100% NV shares. Therefore, on vesting his PLC awards were cancelled and converted as 24,744 NV shares for MCIP and 53,847 NV shares for GSIP, resulting in a total vesting for his MCIP award of 48,675 NV shares and 105,926 NV shares for his GSIP award. For Jean-Marc Huët this resulted in 4,914 NV shares and 4,960 PLC shares under MCIP and 40,125 NV shares and 40,496 PLC shares under GSIP.

The voting rights of the Directors who hold interests in the share capital of NV and PLC are the same as for other holders of the class of shares indicated. None of the Directors’ (Executive and Non-Executive) or other executive officers’ shareholdings amounts to more than 1% of the issued shares in that class of share, excluding the holdings of the Leverhulme Trust and the Leverhulme Trade Charities Trust, which amount to 5.5%. All shareholdings in the table above are beneficial. In addition, 68,531,182 shares are held by the Leverhulme Trust and 2,035,582 shares are held by the Leverhulme Trade Charities Trust, of which Paul Polman is a director and is therefore treated as interested in those shares.

INFORMATION IN RELATION TO OUTSTANDING SHARE INCENTIVE AWARDS

As at 31 December 2014, Paul Polman held awards over a total of 392,921 shares which are subject to performance conditions.

Jean-Marc Huët held awards over a total of 202,142 shares which are subject to performance conditions. There are no awards of shares without performance conditions and no awards in the form of options.

SHARE MATCHING PLAN (AUDITED)

		Balance of conditional shares at 1 January 2014		Conditional shares vested in 2014	(a)		Balance of conditional shares at 31 December 2014

	Share type	No. of shares		No. of shares		Price at award	No. of shares
Paul Polman	NV	9,932	(b)	9,932		€21.59	0
	PLC	9,932	(b)	9,932		£18.35	0
Jean-Marc Huët	NV	5,047	(c)	5,047		€21.59	0
	PLC	5,047	(c)	5,047		£18.35	0

(a)	Each award of matching shares is conditional and vests three years after the date of the award subject to continued employment and maintenance of the underlying bonus shares. These awards were not subject to further performance conditions.
(b)	Awarded on 14 March 2011 and vested on 14 March 2014.
(c)	Awarded on 14 March 2011 and vested on 14 March 2014.

There are no further outstanding awards under this plan and no further awards will be granted.

MANAGEMENT CO-INVESTMENT PLAN (AUDITED)

The following conditional shares were granted during 2014 and were outstanding at 31 December 2014 under the MCIP:

		Balance of conditional shares at 1 January 2014		Conditional shares awarded in 2014	(a)				Balance of conditional shares at 31 December 2014

	Share type	Original award		Performance period 1 January 2014 to 31 December 2016		Price at award	Dividend shares accrued during the year	(d)
Paul Polman	NV	42,719	(b)	41,775		€27.70	2,688		87,182
	PLC	42,912	(b)	0		–	1,688		44,600
Jean-Marc Huët	NV	9,218	(c)	4,036		€27.70	447		13,701
	PLC	9,259	(c)	4,036		£23.49	480		13,775

(a)	Each award of conditional matching shares vests three years after the date of the award, subject to performance conditions (further details can be found on pages 65 to 66). Awards are all subject to continued employment and maintenance of the underlying investment shares. Under MCIP, Executive Directors are able to choose whether they invest in PLC or NV shares or a 50/50 mix. Executive Directors receive a corresponding number of performance-related matching shares. Matching shares will be awarded in the same form as the investment shares (ie in PLC or NV shares or a 50/50 mix). On 14 February 2014, Paul Polman and Jean-Marc Huët invested in the MCIP 60% and 25% respectively of their annual bonus earned during 2013 and paid in 2014 and received a corresponding award of matching shares which will vest, subject to performance, on 14 February 2017.
(b)	This includes 17,772 NV and PLC shares granted on 17 February 2012 and 641 NV shares and 706 PLC shares from reinvested dividends accrued in 2012 and 664 NV shares and 727 PLC shares from reinvested dividends accrued in 2013. These shares were subject to performance conditions over the three-year period to 31 December 2014 and 121% of the award vested on 17 February 2015. This also includes 22,999 NV and PLC shares granted on 18 February 2013 and 643 NV shares and 708 PLC shares from reinvested dividends accrued in 2013. These shares will vest, subject to performance conditions, on 18 February 2016.
(c)	This includes 3,649 NV and PLC shares granted on 17 February 2012 and 132 NV shares and 145 PLC shares from reinvested dividends accrued in 2012 and 136 NV shares and 149 PLC shares from reinvested dividends accrued in 2013. These shares were subject to performance conditions over the three-year period to 31 December 2014 and 121% of the award vested on 17 February 2015. This also includes 5,157 NV and PLC shares granted on 18 February 2013 and 144 NV shares and 159 PLC shares from reinvested dividends accrued in 2013. These shares will vest, subject to performance conditions, on 18 February 2016.
(d)	Reflects reinvested dividend equivalents accrued during 2014 and subject to the same performance conditions as the underlying matching shares.

72 Governance	Unilever Annual Report and Accounts 2014

GLOBAL SHARE INCENTIVE PLAN (AUDITED)

The following conditional shares were granted during 2014 and were outstanding at 31 December 2014 under the GSIP:

		Balance of conditional shares at 1 January 2014		Conditional shares awarded in 2014	(a)								Balance of conditional shares at 31 December 2014
	Share type	Original award		Performance period 1 January 2014 to 31 December 2016		Price at award	Dividend shares accrued during the year	(d)	Vested in 2014	(e)	Additional shares earned in 2014	Price at vesting	No. of shares
Paul Polman	NV	134,444	(b)	43,700		€27.70	4,702		67,362		14,735	€27.70	130,219
	PLC	135,378	(b)	43,700		£23.49	5,054		68,111		14,899	£23.69	130,920
Jean-Marc Huët	NV	93,319	(c)	27,031		€27.70	3,178		46,645		10,203	€27.70	87,086
	PLC	93,979	(c)	27,031		£23.49	3,416		47,165		10,319	£23.69	87,580

(a)	Each award of conditional shares vests three years after the date of the award, subject to performance conditions (further details can be found on pages 65 to 66). The 2014 award was made on 14 February 2014 (vesting 14 February 2017).
(b)	This includes a grant of 47,173 of each of NV and PLC shares made on 14 March 2011 (128% of which vested on 14 March 2014), a grant of 38,676 of each of NV and PLC shares made on 17 February 2012 (121% of the award vested on 17 February 2015), a grant of 39,698 of each of NV and PLC shares made on 18 February 2013 (vesting 18 February 2016) and 8,897 NV shares and 9,831 PLC shares from reinvested dividends accrued in prior years in respect of awards.
(c)	This includes a grant of 32,665 of each of NV and PLC shares made on 14 March 2011 (128% of which vested on 14 March 2014), a grant of 29,798 of each of NV and PLC shares made on 17 February 2012 (121% of the award vested on 17 February 2015), a grant of 24,556 of each of NV and PLC shares made on 18 February 2013 (vesting 18 February 2016) and 6,300 NV shares and 6,960 PLC shares from reinvested dividends accrued in prior years in respect of awards.
(d)	Reflects reinvested dividend equivalents accrued during 2014 and subject to the same performance conditions as the underlying GSIP shares.
(e)	The 14 March 2011 grant vested on 14 March 2014 at 128%. In accordance with Unilever’s Remuneration Policy (www.unilever.com/ara2014/downloads), Executive Directors are able to choose whether they receive any shares that are due to vest under GSIP in PLC or NV shares or keep the 50/50 mix. Paul Polman elected for share choice and chose to receive his shares in the form of 100% NV shares. Therefore, upon vesting, his 14 March 2011 PLC award was cancelled and converted and delivered to him as 69,755 NV shares (resulting in a total vesting for the 14 March 2011 grant of 137,117 NV shares).

On 13 February 2015, Paul Polman received an award of 36,497 NV and 36,497 PLC performance-related shares and Jean-Marc Huët received an award of 22,576 NV and 22,576 PLC performance-related shares under the GSIP.

SHARE SAVE PLAN (AUDITED)

The Unilever PLC 2005 Share Save Plan is a UK tax-qualified, all-employee, savings-related share option scheme under which employees can save up to a limit of £250 per month with an option to buy PLC shares at the end of a five-year vesting period (subject to continued employment).

	Share type	Balance of options at 1 January 2014	(a)	Granted in 2014	Balance of options at 31 December 2014	(b)	First exercisable date	Final expiry date
Paul Polman	PLC	1,042		–	0		01/10/2014	01/04/2015

(a)	Option price at grant was £14.92.
(b)	Paul Polman exercised his 1,042 options on 25 November 2014.

There are no further outstanding awards under this plan and no further awards will be granted.

EXECUTIVE DIRECTORS’ SERVICE CONTRACTS

Starting dates of our Executive Directors’ service contracts:

CEO: 1 October 2008 (signed on 7 October 2008);

CFO: 1 February 2010 (signed on 19 March 2010).

Both service contracts shall end upon termination and are available to shareholders to view at the AGMs or on request from the Group Secretary.

Service contracts can be terminated with 12 months’ notice from Unilever or six months’ notice from the Executive Director. A payment in lieu of notice can be made of no more than one year’s base salary, fixed allowance and other benefits unless the Boards, at the proposal of the Committee, find this manifestly unreasonable given the circumstances or unless dictated by applicable law. Other payments that can be made to Executive Directors in the event of loss of office are disclosed in our Remuneration Policy which is available on our website.

www.unilever.com/ara2014/downloads

PAYMENTS TO FORMER DIRECTORS (AUDITED)

There have been no payments to former Directors during the year.

PAYMENTS FOR LOSS OF OFFICE (AUDITED)

There were no payments for loss of office.

Unilever Annual Report and Accounts 2014	Governance 73

DIRECTORS’ REMUNERATION

REPORT CONTINUED

IMPLEMENTATION OF THE REMUNERATION POLICY IN 2015 FOR NON-EXECUTIVE DIRECTORS

The Non-Executive Director fee levels were reviewed in 2014 and no changes were made to the sterling reference with the exception of the Vice Chairman position. With effect from the 2015 NV and PLC AGMs the fees of the Vice Chairman will be based on the modular fee structure set out below, including a fee of £30,000 for the Vice Chairman’s responsibilities. The Non-Executive Directors’ fees are set at a reference point in sterling (£) and then 50% is paid in sterling (£) by PLC and 50% is paid in euros (€) by NV at a £/€ exchange rate which is reviewed periodically to ensure that the balance between the fees remains appropriate. We reviewed the exchange rate used in this calculation in 2014 and updated the amount paid by NV in euros to reflect the movement in exchange rates since 2011 when the balance was last set. The table below outlines the updated 2015 fees.

Role	Reference sterling total fees(1)	NV		PLC
Chairman	£550,000	€352,474	and	£275,000
Vice Chairman	£30,000	€19,226	and	£15,000
Basic Non-Executive Director fee	£75,000	€48,065	and	£37,500
Membership of the Nominating and Corporate Governance, Compensation and Management Resources or Corporate Responsibility Committee	£10,000	€6,409	and	£5,000
Membership of the Audit Committee	£15,000	€9,613	and	£7,500
Chairman of the Nominating and Corporate Governance, Compensation and Management Resources or Corporate Responsibility Committee	£20,000	€12,817	and	£10,000
Chairman of the Audit Committee	£30,000	€19,226	and	£15,000

[1]	With the exception of the Vice Chairman, the overall fees are unchanged since 2012 and 50% of the overall fee is paid in euros and is converted to euros from sterling using Unilever’s Controller’s department third quarter 2014 closing exchange rate €1 = £0.7802 at the date of the review.

All reasonable travel and other expenses incurred by Non-Executive Directors in the course of performing their duties are considered to be business expenses. Non-Executive Directors also receive expenses relating to the attendance of the Director’s spouse or partner, when they are invited by Unilever.

SINGLE FIGURE OF REMUNERATION IN 2014 FOR NON-EXECUTIVE DIRECTORS (AUDITED)

The table below shows a single figure of remuneration for each of our Non-Executive Directors, for the years 2013 and 2014.

			2014					2013
Non-Executive Director	Fees €’000	(a)	Benefits €’000	(b)	Total remuneration €’000	Fees €’000	(a)	Benefits €’000	(b)	Total remuneration €’000
Michael Treschow(c)	654		3		657	637		1		638
Laura Cha	101		–		101	62		–		62
Louise Fresco(d)	113		–		113	106		–		106
Ann Fudge	101		11		112	103		17		120
Charles Golden(e)	42		–		42	101		14		115
Byron Grote(f)	125		–		125	127		2		129
Mary Ma	107		–		107	66		–		66
Sunil Bharti Mittal(g)	–		–		–	32		–		32
Hixonia Nyasulu	107		–		107	102		12		114
Sir Malcolm Rifkind	101		–		101	103		–		103
John Rishton	107		–		107	66		–		66
Feike Sijbesma	15		1		16	n/a		n/a		n/a
Kees Storm(h)	196		3		199	191		–		191
Paul Walsh(i)	113		2		115	119		–		119

Total	1,882		20		1,902	1,815		46		1,861

(a)	This includes fees received from both NV in euros and PLC in sterling for both 2013 and 2014 respectively. Includes basic Non-Executive Director fee and Committee chairmanship and/or membership.
(b)	The only benefit received relates to travel by spouses or partners where they are invited by Unilever.
(c)	Chairman.
(d)	Chair, Corporate Responsibility Committee.
(e)	Chose not to put himself forward for re-election at the May 2014 AGMs.
(f)	Chair, Audit Committee.
(g)	Chose not to put himself forward for re-election at the May 2013 AGMs.
(h)	Vice-Chairman and Chair of the Nominating and Corporate Governance Committee.
(i)	Chair, Compensation Committee.

In 2013, the Dutch government applied an additional crisis tax charge of 16% over 2013 taxable income above €150,000. This tax charge for Unilever N.V. for Michael Treschow over 2013 is €26,171. This tax is an expense to Unilever N.V. and therefore not included in the table above and is no longer applicable in 2014.

We do not grant our Non-Executive Directors any personal loans or guarantees, nor are they entitled to any severance payments.

74 Governance	Unilever Annual Report and Accounts 2014

NON-EXECUTIVE DIRECTORS’ INTERESTS IN SHARES (AUDITED)

Non-Executive Directors are encouraged to build up a personal shareholding of at least one times their annual fees over the five years from 1 January 2012 (or appointment if later).

The table shows the interests in NV and PLC ordinary shares of Non-Executive Directors and their connected persons as at 31 December 2014. There has been no change in these interests between 31 December 2014 and 25 February 2015, other than Feike Sijbesma who purchased 1,500 NV shares on 20 January 2015 at a share price of €34.50.

	Share type	Shares held at 1 January 2014	Shares held at 31 December 2014
Michael Treschow	NV	15,158	15,158
	PLC	15,000	15,000
Laura Cha	NV	–	–
	PLC	200	200
Louise Fresco	NV	1,800	1,800
	PLC	–	–
Ann Fudge	NV NY	–	–
	PLC ADRs	3,950	3,950
Charles Golden(a)	NV NY	1,000	1,000
	PLC ADRs	–	–
Byron Grote	NV NY	6,500	8,200
	PLC ADRs	5,500	7,200
Mary Ma	NV	–	–
	PLC	–	400

	Share type	Shares held at 1 January 2014	Shares held at 31 December 2014
Hixonia Nyasulu	NV	600	600
	PLC	750	750
Malcolm Rifkind	NV	–	–
	PLC	2,700	3,000
John Rishton	NV	1,700	3,340
	PLC	–	–
Feike Sijbesma(b)	NV	n/a	2,500
	PLC	n/a	–
Kees Storm	NV	7,500	7,500
	PLC	–	–
Paul Walsh	NV	–	–
	PLC	2,000	2,000

(a)	Chose not to put himself forward for re-election at May 2014 AGMs.
(b)	Appointed at May 2014 AGMs with effect from 1 November 2014.

NON-EXECUTIVE DIRECTORS’ LETTERS OF APPOINTMENT

All Non-Executive Directors were reappointed to the Boards at the 2014 AGMs, with the exception of Feike Sijbesma who was appointed for the first time with effect from 1 November 2014 and Charles Golden who chose not to put himself forward for re-election.

Non-Executive Director	Date first appointed to the Board	Effective date of current letter of appointment*
Michael Treschow	16 May 2007	14 May 2014
Laura Cha	15 May 2013	14 May 2014
Louise Fresco	14 May 2009	14 May 2014
Ann Fudge	14 May 2009	14 May 2014
Charles Golden	09 May 2006	n/a
Byron Grote	09 May 2006	14 May 2014
Mary Ma	15 May 2013	14 May 2014
Hixonia Nyasulu	16 May 2007	14 May 2014
Sir Malcolm Rifkind	12 May 2010	14 May 2014
John Rishton	15 May 2013	14 May 2014
Feike Sijbesma	01 November 2014	01 November 2014
Kees Storm	09 May 2006	14 May 2014
Paul Walsh	14 May 2009	14 May 2014

*	The unexpired term for all Non-Executive Directors’ letters of appointment is the period up to the 2015 AGMs, as they all, unless they are retiring, submit themselves for annual re-election.

OTHER DISCLOSURES RELATED TO DIRECTORS’ REMUNERATION

SERVING AS A NON-EXECUTIVE ON THE BOARD OF ANOTHER COMPANY

Executive Directors serving as non-executive directors on the boards of other companies are permitted to retain all remuneration and fees earned from outside directorships subject to a maximum of one outside listed directorship (see Independence and Conflicts on pages 42 to 43 for further details).

Paul Polman is a non-executive director of The Dow Chemical Company and received an annual fee of €86,239 (US $115,000 based on the average exchange rate over the year €1 = US $1.3335). In addition, he received a restricted award of 2,760 ordinary shares with a nominal value of US $2.50 per share in the capital of The Dow Chemical Company. The shares include the rights to vote and to receive dividends thereon. The shares cannot be sold or transferred until Paul Polman leaves the board of directors of The Dow Chemical Company, and in any case not earlier than 16 May 2016.

Jean-Marc Huët is a non-executive director of the unlisted company Delta Topco Limited and received an annual fee of €179,978 (US $240,000). Furthermore, Jean-Marc Huët was appointed as a non-executive director of Heineken N.V. from 24 April 2014 and received an annual fee of €51,510.

Unilever Annual Report and Accounts 2014	Governance 75

DIRECTORS’ REMUNERATION

REPORT CONTINUED

SIX-YEAR HISTORICAL TOTAL SHAREHOLDER RETURN (TSR) PERFORMANCE

The table below includes:

•	growth in the value of a hypothetical £100 holding over six years’ FTSE 100 comparison based on 30-trading-day average values; and
•	growth in the value of a hypothetical €100 investment over six years’ AEX comparison based on 30-trading-day average values.

The Committee has decided to show Unilever’s performance against the FTSE 100 Index, London and also the Euronext 100 index (AEX), Amsterdam as these are the most relevant indices in the UK and the Netherlands where we have our principal listings. Unilever is a constituent of both these indices.

CEO SINGLE FIGURE SIX-YEAR HISTORY

The table below shows the six-year history of the CEO single figure of total remuneration:

	2009	2010	2011	2012	2013	2014
CEO
Single figure of total remuneration (€ ‘000)	3,859	6,292	6,010	7,852	7,740	9,561
Annual bonus award rates against maximum opportunity	82%	80%	68%	100%	78%	66%
GSIP performance shares vesting rates against maximum opportunity	n/a	47%	44%	55%	64%	61%
MCIP performance shares vesting rates against maximum opportunity	n/a	n/a	n/a	n/a	n/a	81%
Share Matching Plan vesting rates against maximum opportunity*	100%	100%	n/a	n/a	n/a	n/a

*	Shown in year of award.

PERCENTAGE CHANGE IN REMUNERATION OF DIRECTOR UNDERTAKING THE ROLE OF CHIEF EXECUTIVE OFFICER

The table below shows the percentage change from 2013 to 2014 for base salary, bonus and benefits (excluding pension) for both Paul Polman and all UK and Dutch management in Unilever. The subset of UK and Dutch management has been used as a fair representation of our dual listing status.

% change from 2013 to 2014	Salary	Bonus	Benefits (not including pension)
CEO(a)(b)	5.2%	-11.4%	12.4%
UK and Dutch management (c)	3.4%	6.7%	-8.0%

(a)	Calculated using the data from the Executive Directors single figure table on page 67.
(b)	The CEO’s increase of salary of 5.2% as reflected in the table is due to movements in the presentational currency, rather than a change in base salary which was £1,010,000 in both 2013 and 2014. Movements in the presentational currency also had a similar impact on benefits and bonus.
(c)	While the table shows that the average base salary costs for all employees increased by 3.4%, this is driven by a proportionately larger increase in the total headcount during the year. The average increase was approximately 6.2% if the 2013 UK and Dutch management population remain constant. The same applies for both benefits and bonus numbers where, on a constant basis, the average benefit provision increased by approximately 22.8% rather than decreased by 8% and the bonuses increased by 21.8% rather than 6.7%.

RELATIVE IMPORTANCE OF SPEND ON PAY

The chart below shows the relative spend on pay compared with dividends paid to Unilever shareholders and core earnings. Core earnings represent the net profit attributable to Unilever shareholders, adjusted for non-core items. Over time, both core earnings and core earnings growth provide a good reference point to compare spend on pay.

THE COMPENSATION COMMITTEE

During 2014, the Committee comprised four Non-Executive Directors: Paul Walsh (Committee Chairman), Michael Treschow, Ann Fudge and Kees Storm.

The Committee reviewed its terms of reference during the year. The Committee’s revised terms of reference are contained within ‘The Governance of Unilever’, and are also set out on our website.

www.unilever.com/corporategovernance

76 Governance	Unilever Annual Report and Accounts 2014

In the context of the external Board evaluation, carried out in 2014, the Boards evaluated the performance of the Committee. The Committee also carried out a self-assessment of its performance. Both assessments concluded that the Committee is performing effectively. Based on its self-assessment, the Committee decided that to enhance the overall knowledge of the Board on the key issues that the Committee is engaged with, it would add a specific remuneration module to the induction program for Non-Executive Directors and conduct a remuneration knowledge session for the Boards.

ADVISERS

While it is the Committee’s responsibility to exercise independent judgement, the Committee does request advice from management and professional advisers, as appropriate, to ensure that its decisions are fully informed given the internal and external environment.

The Committee appointed Deloitte LLP to provide independent advice on various matters it considered. During the year, Deloitte also provided other services to Unilever primarily in relation to the Directors’ Remuneration Report. The wider Deloitte firm has also provided tax and consultancy services including expatriate tax advice, tax compliance, transfer pricing, R&D and grant claims, financial advisory and transformation, IT, HR and data analytics consultancy and sourcing strategies advice to Unilever.

Deloitte is a member of the Remuneration Consultants Group and, as such, voluntarily operates under the code of conduct in relation to executive remuneration consulting in the UK, which is available at www.remunerationconsultantsgroup.com.

www.remunerationconsultantsgroup.com

The Committee is satisfied that the Deloitte LLP engagement partner and team, which provide remuneration advice to the Committee, do not have connections with Unilever N.V. or Unilever PLC that might impair their independence. The Committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against such conflicts. The fees paid to Deloitte LLP in relation to advice provided to the Committee in the year up to 31 December 2014 were £23,500. This figure is calculated based on time spent and expenses incurred for the majority of advice provided, but on occasion for specific projects a fixed fee may be agreed. The Committee would like to thank Deloitte for their assistance throughout 2014.

After a thorough interview process the Committee appointed Tom Gosling of PwC to become the independent remuneration advisor in 2015.

During the year, the Committee also sought input from the Chief Executive Officer (Paul Polman), the Chief Human Resources Officer (Doug Baillie) and the SVP Global Head of Reward (Peter Newhouse) on various subjects including the remuneration of senior management. No individual Executive Director was present when their own remuneration was being discussed to ensure a conflict of interest did not arise. The Committee also received legal and governance advice from the Group Secretary (Tonia Lovell).

CLARIFICATION STATEMENT

After publication of our Directors’ Remuneration Report 2013 the Committee issued a clarification statement on our website at the request of The Investment Association (previously: IMA and ABI). The statement is available on our website. The statement confirms that we will not make share awards higher than the maximum awards stated in our Policy for existing and newly hired Executive Directors without prior shareholder approval. It further clarifies that awards to newly hired Executive Directors to buy out remuneration items on leaving the previous employer as provided in the new hires policy will be done under the GSIP. Consequently, under such exceptional circumstances, the aggregated GSIP share awards for a newly hired Executive Director may be higher than the maximum annual award set out in the Remuneration Policy. As stated in the Remuneration Policy in relation to new hires, we will inform shareholders of any such buyout awards when announcing the appointment.

www.unilever.com/ara2014/downloads

SHAREHOLDER VOTING

Unilever remains committed to ongoing shareholder dialogue and takes an active interest in voting outcomes. In the event of a substantial vote against a resolution in relation to Directors’ remuneration, Unilever would seek to understand the reasons for any such vote and would set out in the following Annual Report and Accounts any actions in response to it.

The following table sets out actual voting in respect of our previous report:

Voting outcome (% of votes)		For	Against
2014 Directors’ Remuneration Policy (2014 AGM)(a)	PLC	97.51%	2.49%
2014 Directors’ Remuneration Policy (2014 AGM)(b)	NV	98.37%	1.63%
2013 Directors’ Remuneration Report (excluding the Directors’ Remuneration Policy) (2014 AGM)(c)	PLC	99.14%	0.86%

(a)	7,606,237 votes were withheld (approximately 0.6% of share capital).
(b)	4,188,993 votes were withheld (approximately 0.27% of share capital).
(c)	25,507,949 votes were withheld (approximately 2.0% of share capital).

The Directors’ Remuneration Report is not subject to a shareholder vote in the Netherlands.

The Directors’ Remuneration Report has been approved by the Boards and signed on their behalf by Tonia Lovell, Group Secretary.

Unilever Annual Report and Accounts 2014	Governance 77

STATEMENT OF DIRECTORS’

RESPONSIBILITIES

ANNUAL ACCOUNTS

The Directors are required by Part 9 of Book 2 of the Civil Code in the Netherlands and the UK Companies Act 2006 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Unilever Group, and the NV and PLC entities, as at the end of the financial year and of the profit or loss and cash flows for that year.

The Directors consider that, in preparing the accounts, the Group and the NV and PLC entities have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board (in the case of the consolidated financial statements), UK accounting standards (in the case of the PLC parent company accounts) and Dutch law (in the case of the NV parent company accounts) which they consider to be applicable have been followed.

The Directors have responsibility for ensuring that NV and PLC keep accounting records which disclose with reasonable accuracy their financial position and which enable the Directors to ensure that the accounts comply with the relevant legislation. They also have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group, and to prevent and detect fraud and other irregularities.

This statement, which should be read in conjunction with the Independent Auditors’ reports, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.

A copy of the financial statements of the Unilever Group is placed on our website at www.unilever.com/investorrelations. The maintenance and integrity of the website are the responsibility of the Directors, and the work carried out by the auditors does not involve consideration of these matters. Accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially placed on the website. Legislation in the UK and the Netherlands governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

UK law sets out additional responsibilities for the Directors of PLC regarding disclosure of information to auditors. Disclosure in respect of these responsibilities is made on page 48.

DIRECTORS’ RESPONSIBILITY STATEMENT

Each of the Directors confirms that, to the best of his or her knowledge:

•	The Annual Report and Accounts, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Group’s performance, business model and strategy;
•	The financial statements which have been prepared in accordance with International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board (in the case of the consolidated financial statements) and UK accounting standards (in the case of the PLC parent company accounts) and UK accounting standards and Part 9 of Book 2 of the Dutch Civil Code (in the case of the NV parent company accounts), give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and the undertakings included in the consolidation taken as a whole; and
•	The Strategic Report includes a fair review of the development and performance of the business and the position of the Group and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

The Directors and their roles are listed on pages 41 and 54.

GOING CONCERN

The activities of the Group, together with the factors likely to affect its future development, performance, the financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the Strategic Report on pages 2 to 35. In addition, we describe in notes 15 to 18 on pages 109 to 123 the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities and its exposures to credit and liquidity risk.

The Group has considerable financial resources together with established business relationships with many customers and suppliers in countries throughout the world. As a consequence, the Directors believe that the Group is well placed to manage its business risks successfully despite the current uncertain outlook.

After making enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing this Annual Report and Accounts.

INTERNAL AND DISCLOSURE CONTROLS AND PROCEDURES

Please refer to pages 49 to 53 for a discussion of Unilever’s principal risk factors and to pages 50 to 53 for commentary on the Group’s approach to risk management and control.

78 Financial statements	Unilever Annual Report and Accounts 2014

INDEPENDENT AUDITORS’ REPORTS

NETHERLANDS – KPMG ACCOUNTANTS N.V.	UNITED KINGDOM – KPMG LLP

TO: THE GENERAL MEETING OF UNILEVER N.V.	TO: THE MEMBERS OF UNILEVER PLC ONLY

For the purpose of these reports, the terms ‘we’ and ‘our’ denote KPMG Accountants N.V. in relation to the Netherlands responsibilities and reporting obligations to the General Meeting of Unilever N.V. and KPMG LLP in relation to UK responsibilities and reporting obligations to the members of Unilever PLC. The Unilever Group (‘the Group’) consists of Unilever PLC, Unilever N.V. and the entities they controlled during the financial year. The reports of KPMG Accountants N.V. and KPMG LLP are presented in the left and right hand columns of this report respectively. Where separate columns are not presented, the content of the reports of KPMG Accountants N.V. and KPMG LLP are identical.

The financial statements (‘the Financial Statements’) comprise:

•	the consolidated financial statements of the Group (‘the Consolidated Financial Statements’);
•	the parent company financial statements of Unilever N.V. (‘the N.V. Company Accounts’); and
•	the parent company financial statements of Unilever PLC (‘the PLC Company Accounts’), each of which are defined below.

OPINIONS AND CONCLUSIONS ARISING FROM OUR AUDIT
1 OUR OPINIONS ON THE FINANCIAL STATEMENTS ARE UNMODIFIED

We have audited the consolidated financial statements of the Group for the year ended 31 December 2014 which comprise the consolidated balance sheet as at 31 December 2014, the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended and notes to the Consolidated Financial Statements, including a summary of the significant accounting policies and other explanatory information. In addition, KPMG Accountants N.V. has audited the N.V. Company Accounts (which comprise the company balance sheet as at 31 December 2014, the company profit and loss account for 2014 and the notes comprising a summary of the significant accounting policies and other explanatory information) and KPMG LLP has audited the PLC Company Accounts (which comprise the company balance sheet as at 31 December 2014 and the notes to the PLC Company Accounts, including the summary of the significant accounting policies and other explanatory information).

In our opinion:	In our opinion:

•    the Consolidated Financial Statements give a true and fair view of the financial position of the Group as at 31 December 2014 and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS as adopted by the EU) and with Part 9 of Book 2 of the Netherlands Civil Code; and

•    the N.V. Company Accounts give a true and fair view of the financial position of Unilever N.V. as at 31 December 2014, and of its result for 2014 in accordance with United Kingdom accounting standards and Part 9 of Book 2 of the Netherlands Civil Code.

Basis for our opinion

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the ‘Auditor’s responsibilities’ section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

•    the Consolidated Financial Statements and the PLC Company Accounts give a true and fair view of the state of the Group’s and of Unilever PLC’s affairs as at 31 December 2014 and of the Group’s profit for the year then ended;

•    the Consolidated Financial Statements have been properly prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS as adopted by the EU);

•    the PLC Company Accounts have been properly prepared in accordance with United Kingdom Accounting Standards; and

•    both the Consolidated Financial Statements and the PLC Company Accounts have been prepared in accordance with the requirements of the Companies Act 2006 and, as regards the Consolidated Financial Statements, Article 4 of the IAS Regulation.

Separate opinion in relation to IFRS as issued by the International Accounting Standards Board (IASB)

As explained in the accounting policies set out in the Consolidated Financial Statements, the Group, in addition to complying with its legal obligation to apply IFRS as adopted by the EU, has also applied IFRS as issued by the IASB. In our opinion, the Consolidated Financial Statements comply with IFRS as issued by the IASB.

Unilever Annual Report and Accounts 2014	Financial statements 79

INDEPENDENT AUDITORS’ REPORTS

CONTINUED

2 OUR ASSESSMENT OF RISKS OF MATERIAL MISSTATEMENT

In arriving at our audit opinion above on the Financial Statements the risks of material misstatement that had the greatest effect on our audit (key audit matters) were as set out below.

These are the matters that, in our professional judgment, had the greatest effect on: the overall audit strategy; the allocation of resources in our audit; and directing the efforts of the engagement team. We have communicated these matters to the Audit Committee. Our audit procedures relating to these matters were designed in the context and solely for the purposes of our audit of the Financial Statements as a whole, and in forming our opinion thereon, and we do not express discrete opinions on these matters.

Revenue recognition

•    The risk – Revenue is measured taking account of discounts, incentives and rebates earned by customers on the Group’s sales. Due to the multitude and variety of contractual terms across the Group’s markets, the estimation of discounts, incentives and rebates recognised based on sales made during the year is considered to be complex.

Revenue is recognised when the risks and rewards of the underlying products have been transferred to the customer. There is a risk that revenue may be overstated because of fraud resulting from the pressure local management may feel to achieve performance targets. The Group focuses on revenue as a key performance measure which could create an incentive for revenue to be recognised before the risks and rewards have been transferred.

•    Our response – Our audit procedures included considering the appropriateness of the Group’s revenue recognition accounting policies including those relating to discounts, incentives and rebates and assessing compliance with the policies in terms of applicable accounting standards. We tested the effectiveness of the Group’s controls over calculation of discounts, incentives and rebates and correct timing of revenue recognition.

We assessed sales transactions taking place at either side of the balance sheet date as well as credit notes issued after the year end date to assess whether that revenue was recognised in the correct period. We also developed an expectation of the current year revenue balance based on trend analysis information taking into account historical weekly sales and returns information and our understanding of each market. We then compared this expectation to actual results.

We also considered the adequacy of the Group’s disclosures (in note 2) in respect of revenue.

Indirect tax provisions and contingencies

•    The risk – Provisions for indirect tax require the Directors to make judgments and estimates in relation to the issues and exposures. In Brazil (one of the Group’s largest markets) the complex nature of the local tax regulations and jurisprudence make this a particular area of significant judgment.

•    Our response – Our procedures included using our own indirect tax and legal specialists to consider the level of provisions required in light of the nature of the Group’s exposures, applicable regulations and the Group’s correspondence with the authorities. We also assessed relevant historical and recent judgments passed by the court authorities in considering any legal precedent or case law, as well as assessing legal opinions from third party lawyers. We also gained an understanding of the Group’s provisioning methodology and challenged assumptions using the knowledge and experience of our own specialists. In addition, we obtained formal confirmations from the Group’s external counsel, where appropriate.

We also considered the adequacy of the Group’s disclosures (in note 19) made in relation to indirect tax provisions and contingencies.

Direct tax provisions and contingencies

•    The risk – The Group has extensive international operations and in the normal course of business the Directors make judgments and estimates in relation to tax issues and exposures. This is a key judgment due to the Group operating in a number of tax jurisdictions, the complexities of transfer pricing and other tax legislation.

•    Our response – Our audit procedures included testing the effectiveness of the Group’s controls around the recording and continuous re-assessment of tax provisions.

Our own tax specialists performed an assessment of the Group’s correspondence with relevant tax authorities, to consider the completeness of tax provisions for all relevant risks. We also challenged the assumptions used, taking into consideration our own tax specialists’ knowledge and experience. In addition, we assessed relevant judgments passed by relevant authorities in considering any need for a provision, as well as assessing relevant opinions from third parties.

We also considered the adequacy of the Group’s disclosures (in note 20) in respect of tax and uncertain tax positions.

For each risk noted above refer to related disclosure within the Report of the Audit Committee (page 56), accounting policies and financial disclosures within the notes to the Consolidated Financial Statements.

80 Financial statements	Unilever Annual Report and Accounts 2014

3 OUR APPLICATION OF MATERIALITY AND AN OVERVIEW OF THE SCOPE OF OUR AUDIT

Materiality

Based on our professional judgment the materiality for the Consolidated Financial Statements as a whole was set at €350 million, determined with reference to a benchmark of Group profit before taxation (of which it represents 4.6%). We also take misstatements into account that are in our opinion material for qualitative reasons.

We agreed with the Audit Committee to report to it any corrected and uncorrected identified misstatements exceeding €25 million in addition to other identified misstatements that warranted reporting on qualitative grounds.

Scope of our audit

The Group operates through a significant number of legal entities, each of which is a reporting component. We performed audits for Group reporting purposes of 13 components, as well as audits of revenue and the related accounts receivable balances at a further 5 components. The latter were not individually financially significant enough to require an audit for Group reporting purposes but were included in the scope of our Group reporting work in order to provide further coverage over the Group’s revenue.

The Group has 5 centralised operating centres that perform accounting and reporting activities alongside related controls. Together these operating centres process a substantial portion of the Group’s transactions. The outputs from the centralised operating centres are included in the financial information of the component entities they service and therefore they are not separate reporting components. Each of the operating centres is subject to specified audit procedures. Further audit procedures are performed at each reporting component to cover matters not covered at the centralised operating centres. Together this results in audits for Group reporting purposes on those reporting components.

The percentages of the Group’s Revenue, Profit before Taxation and Total Assets represented by the components within the scope of our work and procedures performed at corporate level are as follows:

The remaining 37% of Group Revenue and 30% of Group Profit before Taxation is represented by a significant number of out-of-scope reporting components, none of which individually represents more than 2% of Group Revenue and/or Group Profit before Taxation. A substantial portion of these out-of-scope components utilise the five operating centres and are therefore subject to audit procedures performed at these operating centres. In addition, for these out-of-scope components, we performed analysis (focusing specifically on revenue and operating margins) at the aggregated Group level to re-examine our assessment that there are no significant risks of material misstatement within these components.

For the in-scope components the Group audit team instructed component auditors as to the significant areas to be covered, including the significant risks detailed above and the information to be reported back. The Group audit team approved component materiality levels, which ranged from €5 million to €275 million, having regard to the mix of size and risk profile of the Group across the components. The work on all components was performed by component auditors.

The Group audit team visited component locations in the USA, the UK, the Netherlands, India, Indonesia, Switzerland, Brazil, South Africa, Germany, Turkey, Russia, Singapore, China, Mexico and Argentina. Telephone and/or online meetings were also held with the auditors of these components and the majority of all other components. The findings reported to the Group audit team were discussed in more detail with component auditors, and any further work required by the Group audit team was then performed by the component auditor.

Unilever Annual Report and Accounts 2014	Financial statements 81

INDEPENDENT AUDITORS’ REPORTS

CONTINUED

4 OTHER REPORTING

Our report on the Report of the Directors and the other information is unmodified

Pursuant to the legal requirement under Part 9 of Book 2 of the Netherlands Civil Code:

•    We have no deficiencies to report as a result of our examination whether the Report of the Directors, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and whether the information as required under Part 9 of Book 2 has been annexed; and

•    Further we report that the Report of the Directors, to the extent we can assess, is consistent with the Consolidated Financial Statements and the N.V. Company Accounts as required by Article 2:391 sub 4 of the Netherlands Civil Code.

Engagement

We have been engaged by the General Meeting at 14 May 2014 as auditor of Unilever N.V. since the audit of year 2014 and we are the statutory auditor since that date up until today.

Independence

We are independent of the Unilever Group in accordance with the “Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten” (ViO) and other relevant independence regulations in the Netherlands. Furthermore we have complied with the “Verordening gedrags- en beroepsregels accountants” (VGBA).

Our opinion on other matters prescribed by the Companies Act 2006 is unmodified

In our opinion:

•    the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006; and

•    the information given in the Strategic Report and the Directors’ Report for the financial year for which the Financial Statements are prepared is consistent with the Consolidated Financial Statements and the PLC Company Accounts.

We have nothing to report in respect of the matters on which we are required to report by exception

Under ISAs (UK and Ireland) we are required to report to you if, based on the knowledge we acquired during our audit, we have identified other information in the annual report that contains a material inconsistency with either that knowledge or the Consolidated Financial Statements and/or the PLC Company Accounts, a material misstatement of fact, or that is otherwise misleading.

In particular, we are required to report to you if:

•    we have identified material inconsistencies between the knowledge we acquired during our audit and the Directors’ statement that they consider that the Annual Report and Financial Statements taken as a whole is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s performance, business model and strategy; or

•    the Report of the Audit Committee does not appropriately address matters communicated by us to the Audit Committee.

Under the Companies Act 2006 we are required to report to you if, in our opinion:

•    adequate accounting records have not been kept by Unilever PLC, or returns adequate for our audit have not been received from branches not visited by us; or

•    the PLC Company Accounts and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns; or

•    certain disclosures of Directors’ remuneration specified by law are not made; or

•    we have not received all the information and explanations we require for our audit.

Under the Listing Rules we are required to review:

•    the Directors’ statement, set out on page 78, in relation to going concern; and

•    the part of the Corporate Governance Statement on pages 46 to 48 relating to the company’s compliance with the ten provisions of the 2012 UK Corporate Governance Code specified for our review.

We have nothing to report in respect of the above responsibilities.

82 Financial statements	Unilever Annual Report and Accounts 2014

SCOPE AND RESPONSIBILITIES

Directors’ and Audit Committee’s responsibilities

The Directors are responsible for:

•    the preparation and fair presentation of the Consolidated Financial Statements in accordance with IFRSs as adopted by the EU and Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the Report of the Directors in accordance with Part 9 of Book 2 of the Netherlands Civil Code;

•    the preparation and fair presentation of the N.V. Company Accounts in accordance with United Kingdom accounting standards and Part 9 of Book 2 of the Netherlands Civil Code; and

•    such internal control as management determines is necessary to enable the preparation of the Financial Statements that are free from material misstatement, whether due to fraud or error.

In preparing the Financial Statements, the Directors are responsible for assessing the Group’s and Unilever N.V.’s ability to continue as a going concern. Based on the financial reporting frameworks mentioned, the Directors should prepare the Consolidated Financial Statements and N.V. Company Accounts using the going concern basis of accounting unless the Directors either intend to liquidate the Group and/or Unilever N.V. or to cease operations, or have no realistic alternative but to do so. The Directors should disclose in the Financial Statements events and circumstances that may cast significant doubt on the Group’s and/or Unilever N.V.’s ability to continue as a going concern.

The Audit Committee is responsible for overseeing the Group’s financial reporting process.

Auditor’s responsibilities

Our responsibilities are set out on page 136, which are incorporated into this report as if set out in full and should be read to provide an understanding of the work we have undertaken.

Directors’ responsibilities

As explained more fully in the Directors’ Responsibilities Statement (set out on page 78), the Directors are responsible for the preparation of the Consolidated Financial Statements and the PLC Company Accounts and for being satisfied that they give a true and fair view.

Scope of an audit of financial statements

A description of the scope of an audit of financial statements is provided on the Financial Reporting Council’s website at www.frc.org.uk/auditscopeukprivate.

This report is made solely to the Company’s members as a body and is subject to important explanations and disclaimers regarding our responsibilities which can be accessed on our website via www.kpmg.com/uk/auditscopeukco2014b, and are incorporated into this report as if set out in full and should be read to provide an understanding of the purpose of this report, the work we have undertaken and the basis of our opinions.

SIGNING

Eric van Leeuwen (External auditor) KPMG Accountants N.V. Amsterdam 3 March 2015	Paul Korolkiewicz (Senior Statutory Auditor) for and on behalf of KPMG LLP Chartered Accountants and Statutory Auditor London 3 March 2015

Unilever Annual Report and Accounts 2014	Financial statements 83

FINANCIAL STATEMENTS

UNILEVER GROUP

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December

	Notes	€ million 2014	€ million 2013	€ million 2012
Turnover	2	48,436	49,797	51,324

Operating profit	2	7,980	7,517	6,977

After (charging)/crediting non-core items	3	960	501	(73)

Net finance costs	5	(477)	(530)	(535)
Finance income		117	103	136
Finance costs		(500)	(500)	(526)
Pensions and similar obligations		(94)	(133)	(145)

Share of net profit/(loss) of joint ventures and associates	11	98	113	105
Other income/(loss) from non-current investments		45	14	(14)

Profit before taxation		7,646	7,114	6,533
Taxation	6A	(2,131)	(1,851)	(1,697)

Net profit		5,515	5,263	4,836

Attributable to:
Non-controlling interests		344	421	468
Shareholders’ equity		5,171	4,842	4,368

Combined earnings per share	7
Basic earnings per share (€)		1.82	1.71	1.54
Diluted earnings per share (€)		1.79	1.66	1.50

References in the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated balance sheet and consolidated cash flow statement relate to notes on pages 88 to 130, which form an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December

	Notes	€ million 2014	€ million 2013	€ million 2012
Net profit		5,515	5,263	4,836

Other comprehensive income	6C
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit pension plans net of tax	15B	(1,250)	697	(497)

Items that may be reclassified subsequently to profit or loss:
Currency retranslation gains/(losses) net of tax(a)	15B	(25)	(999)	(316)
Fair value gains/(losses) on financial instruments net of tax	15B	(85)	106	(125)

Total comprehensive income		4,155	5,067	3,898

Attributable to:
Non-controlling interests		404	339	444
Shareholders’ equity		3,751	4,728	3,454

(a)	Includes fair value gains/(losses) on net investment hedges and exchange differences in net investments in foreign operations of €412 million (2013: €(275) million; 2012: €(160) million).

84 Financial statements	Unilever Annual Report and Accounts 2014

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Consolidated statement of changes in equity	Called up share capital	Share premium account	Other reserves	Retained profit	Total	Non- controlling interests	Total equity
31 December 2011	484	137	(6,004)	19,874	14,491	628	15,119

Profit or loss for the period	–	–	–	4,368	4,368	468	4,836
Other comprehensive income net of tax
Fair value gains/(losses) on financial instruments	–	–	(125)	–	(125)	–	(125)
Remeasurement of defined benefit pension plans net of tax	–	–	–	(497)	(497)	–	(497)
Currency retranslation gains/(losses)	–	–	(249)	(43)	(292)	(24)	(316)

Total comprehensive income	–	–	(374)	3,828	3,454	444	3,898
Dividends on ordinary capital	–	–	–	(2,696)	(2,696)	–	(2,696)
Movements in treasury stock(a)	–	–	182	(130)	52	–	52
Share-based payment credit(b)	–	–	–	153	153	–	153
Dividends paid to non-controlling interests	–	–	–	–	–	(464)	(464)
Currency retranslation gains/(losses) net of tax	–	3	(1)	–	2	(4)	(2)
Other movements in equity	–	–	1	(65)	(64)	(47)	(111)

31 December 2012	484	140	(6,196)	20,964	15,392	557	15,949

Profit or loss for the period	–	–	–	4,842	4,842	421	5,263
Other comprehensive income net of tax
Fair value gains/(losses) on financial instruments	–	–	106	–	106	–	106
Remeasurement of defined benefit pension plans net of tax	–	–	–	697	697	–	697
Currency retranslation gains/(losses)	–	–	(788)	(129)	(917)	(82)	(999)

Total comprehensive income	–	–	(682)	5,410	4,728	339	5,067
Dividends on ordinary capital	–	–	–	(2,981)	(2,981)	–	(2,981)
Movements in treasury stock(a)	–	–	112	(83)	29	–	29
Share-based payment credit(b)	–	–	–	242	242	–	242
Dividends paid to non-controlling interests	–	–	–	–	–	(307)	(307)
Currency retranslation gains/(losses) net of tax	–	(5)	–	–	(5)	(5)	(10)
Other movements in equity(c)	–	3	20	(3,084)	(3,061)	(113)	(3,174)

31 December 2013	484	138	(6,746)	20,468	14,344	471	14,815

Profit or loss for the period	–	–	–	5,171	5,171	344	5,515
Other comprehensive income net of tax
Fair value gains/(losses) on financial instruments	–	–	(85)	–	(85)	–	(85)
Remeasurement of defined benefit pension plans net of tax	–	–	–	(1,253)	(1,253)	3	(1,250)
Currency retranslation gains/(losses)	–	–	(290)	208	(82)	57	(25)

Total comprehensive income	–	–	(375)	4,126	3,751	404	4,155
Dividends on ordinary capital	–	–	–	(3,196)	(3,196)	–	(3,196)
Movements in treasury stock(a)	–	–	(235)	(217)	(452)	–	(452)
Share-based payment credit(b)	–	–	–	188	188	–	188
Dividends paid to non-controlling interests	–	–	–	–	–	(342)	(342)
Currency retranslation gains/(losses) net of tax	–	7	–	–	7	(2)	5
Other movements in equity(c)	–	–	(182)	(809)	(991)	81	(910)

31 December 2014	484	145	(7,538)	20,560	13,651	612	14,263

(a)	Includes purchases and sales of treasury stock, and transfer from treasury stock to retained profit of share-settled schemes arising from prior years and differences between exercise and grant price of share options.
(b)	The share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.
(c)	2014 includes the impact of the purchase of Estate shares (see note 24). 2013 includes the impact of the acquisition of non-controlling interests.

Unilever Annual Report and Accounts 2014	Financial statements 85

FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

CONSOLIDATED BALANCE SHEET

as at 31 December

	Notes	€ million 2014	€ million 2013
Assets
Non-current assets
Goodwill	9	14,642	13,917
Intangible assets	9	7,532	6,987
Property, plant and equipment	10	10,472	9,344
Pension asset for funded schemes in surplus	4B	376	991
Deferred tax assets	6B	1,286	1,084
Financial assets	17A	715	505
Other non-current assets	11	657	563

		35,680	33,391

Current assets
Inventories	12	4,168	3,937
Trade and other current receivables	13	5,029	4,831
Current tax assets		281	217
Cash and cash equivalents	17A	2,151	2,285
Other financial assets	17A	671	760
Non-current assets held for sale	22	47	92

		12,347	12,122

Total assets		48,027	45,513

Liabilities
Current liabilities
Financial liabilities	15C	5,536	4,010
Trade payables and other current liabilities	14	12,606	11,735
Current tax liabilities		1,081	1,254
Provisions	19	418	379
Liabilities associated with assets held for sale	22	1	4

		19,642	17,382

Non-current liabilities
Financial liabilities	15C	7,186	7,491
Non-current tax liabilities		161	145
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	4B	2,222	1,405
Unfunded schemes	4B	1,725	1,563
Provisions	19	916	892
Deferred tax liabilities	6B	1,534	1,524
Other non-current liabilities	14	378	296

		14,122	13,316

Total liabilities		33,764	30,698

Equity
Shareholders’ equity
Called up share capital	15A	484	484
Share premium account		145	138
Other reserves	15B	(7,538)	(6,746)
Retained profit		20,560	20,468

Shareholders’ equity		13,651	14,344
Non-controlling interests		612	471

Total equity		14,263	14,815

Total liabilities and equity		48,027	45,513

These financial statements have been approved by the Directors.

The Board of Directors

3 March 2015

86 Financial statements	Unilever Annual Report and Accounts 2014

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December

	Notes	€ million 2014	€ million 2013	€ million 2012
Net profit		5,515	5,263	4,836
Taxation		2,131	1,851	1,697
Share of net profit of joint ventures/associates and other income/(loss) from non-current investments		(143)	(127)	(91)
Net finance costs	5	477	530	535

Operating profit		7,980	7,517	6,977
Depreciation, amortisation and impairment		1,432	1,151	1,199
Changes in working capital:		8	200	822

Inventories		(47)	168	(9)
Trade and other receivables		82	(917)	1
Trade payables and other liabilities		(27)	949	830

Pensions and similar obligations less payments		(364)	(383)	(369)
Provisions less payments		32	126	(43)
Elimination of (profits)/losses on disposals		(1,460)	(725)	(236)
Non-cash charge for share-based compensation		188	228	153
Other adjustments		38	(15)	13

Cash flow from operating activities		7,854	8,099	8,516
Income tax paid		(2,311)	(1,805)	(1,680)

Net cash flow from operating activities		5,543	6,294	6,836

Interest received		123	100	146
Purchase of intangible assets		(359)	(377)	(405)
Purchase of property, plant and equipment		(1,893)	(1,791)	(1,975)
Disposal of property, plant and equipment		207	141	237
Acquisition of group companies, joint ventures and associates		(313)	(142)	(133)
Disposal of group companies, joint ventures and associates		1,741	1,053	246
Acquisition of other non-current investments		(82)	(273)	(91)
Disposal of other non-current investments		69	302	88
Dividends from joint ventures, associates and other non-current investments		162	136	128
(Purchase)/sale of financial assets		4	(310)	1,004

Net cash flow (used in)/from investing activities		(341)	(1,161)	(755)

Dividends paid on ordinary share capital		(3,189)	(2,993)	(2,699)
Interest and preference dividends paid		(521)	(511)	(506)
Acquisition of non-controlling interests		–	(2,901)	–
Purchase of Estate shares	24	(880)	–	–
Net change in short-term borrowings		338	350	(870)
Additional financial liabilities		5,174	4,219	1,441
Repayment of financial liabilities		(5,305)	(3,294)	(3,565)
Capital element of finance lease rental payments		(16)	(11)	(15)
Other movements on treasury stock		(467)	24	48
Other financing activities		(324)	(273)	(456)

Net cash flow (used in)/from financing activities		(5,190)	(5,390)	(6,622)

Net increase/(decrease) in cash and cash equivalents		12	(257)	(541)
Cash and cash equivalents at the beginning of the year		2,044	2,217	2,978
Effect of foreign exchange rate changes		(146)	84	(220)

Cash and cash equivalents at the end of the year	17A	1,910	2,044	2,217

The cash flows of pension funds (other than contributions and other direct payments made by the Group in respect of pensions and similar obligations) are not included in the Group cash flow statement.

Acquisition of non-controlling interests in 2013 includes various transactions to acquire non-controlling interests, primarily an outflow of €2,515 million to increase the Group’s ownership of Hindustan Unilever Limited from 52% to 67%. Refer to note 15B.

Unilever Annual Report and Accounts 2014	Financial statements 87

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP

1. ACCOUNTING INFORMATION AND POLICIES

The accounting policies adopted are the same as those which were applied for the previous financial year, except as set out below under the heading ‘Recent accounting developments’.

UNILEVER

The two parent companies, NV and PLC, together with their group companies, operate as a single economic entity (the Unilever Group, also referred to as Unilever or the Group). NV and PLC have the same Directors and are linked by a series of agreements, including an Equalisation Agreement, which are designed so that the positions of the shareholders of both companies are as closely as possible the same as if they held shares in a single company.

The Equalisation Agreement provides that both companies adopt the same accounting principles. It also requires that dividends and other rights and benefits attaching to each ordinary share of NV, be equal in value to those rights and benefits attaching to each ordinary share of PLC, as if each such unit of capital formed part of the ordinary share capital of one and the same company.

BASIS OF CONSOLIDATION

Due to the operational and contractual arrangements referred to above, NV and PLC form a single reporting entity for the purposes of presenting consolidated financial statements. Accordingly, the financial statements of Unilever are presented by both NV and PLC as their respective consolidated financial statements. Group companies included in the consolidation are those companies controlled by NV or PLC. Control exists when the Group has the power to direct the activities of an entity so as to affect the return on investment.

The net assets and results of acquired businesses are included in the consolidated financial statements from their respective dates of acquisition, being the date on which the Group obtains control. The results of disposed businesses are included in the consolidated financial statements up to their date of disposal, being the date control ceases.

Intra-group transactions and balances are eliminated.

The company income statement for NV is included in the consolidated financial statements. An abbreviated income statement has been disclosed in the NV company accounts on page 131 in accordance with Article 2:402 of the Dutch Civil Code.

COMPANIES LEGISLATION AND ACCOUNTING STANDARDS

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), IFRIC Interpretations and in accordance with Part 9 of Book 2 of the Dutch Civil Code and the UK Companies Act 2006 applicable to companies reporting under IFRS. They are also in compliance with IFRS as issued by the International Accounting Standards Board (IASB).

These financial statements are prepared under the historical cost convention unless otherwise indicated.

ACCOUNTING POLICIES

Accounting policies are included in the relevant notes to the consolidated financial statements. These are presented as text highlighted in grey on pages 90 to 128. The accounting policies below are applied throughout the financial statements.

FOREIGN CURRENCIES

The consolidated financial statements are presented in euros. The functional currencies of NV and PLC are euros and sterling respectively. Items included in the financial statements of individual group companies are recorded in their respective functional currency which is the currency of the primary economic environment in which each entity operates.

Foreign currency transactions in individual group companies are translated into functional currency using exchange rates at the date of the transaction. Foreign exchange gains and losses from settlement of these transactions, and from translation of monetary assets and liabilities at year-end exchange rates, are recognised in the income statement except when deferred in equity as qualifying hedges.

In preparing the consolidated financial statements, the balances in individual group companies are translated from their functional currency into euros. The income statement, the cash flow statement and all other movements in assets and liabilities are translated at average rates of exchange as a proxy for the transaction rate, or at the transaction rate itself if more appropriate. Assets and liabilities are translated at year-end exchange rates.

The ordinary share capital of NV and PLC is translated in accordance with the Equalisation Agreement. The difference between the value for PLC and the value by applying the year-end rate of exchange is taken to other reserves (see note 15B on page 111).

The effect of exchange rate changes during the year on net assets of foreign operations is recorded in equity. For this purpose net assets include loans between group companies and any related foreign exchange contracts where settlement is neither planned nor likely to occur in the foreseeable future.

The Group applies hedge accounting to certain exchange differences arising between the functional currencies of a foreign operation and NV or PLC as appropriate, regardless of whether the net investment is held directly or through an intermediate parent. Differences arising on retranslation of a financial liability designated as a foreign currency net investment hedge are recorded in equity to the extent that the hedge is effective. These differences are reported within profit or loss to the extent that the hedge is ineffective.

Cumulative exchange differences arising since the date of transition to IFRS of 1 January 2004 are reported as a separate component of other reserves. In the event of disposal or part disposal of an interest in a group company either through sale or as a result of a repayment of capital, the cumulative exchange difference is recognised in the income statement as part of the profit or loss on disposal of group companies.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements requires management to make judgements, estimates and assumptions in the application of accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and judgements are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future period affected.

88 Financial statements	Unilever Annual Report and Accounts 2014

1. ACCOUNTING INFORMATION AND POLICIES CONTINUED

Information about critical judgements in applying accounting policies, as well as estimates and assumptions that have the most significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are included in the following notes:

•	separate presentation of items in the income statement – note 3;
•	measurement of defined benefit obligations – note 4B;
•	key assumptions used in discounted cash flow projections – note 9;
•	utilisation of tax losses and recognition of other deferred tax assets – note 6B;
•	likelihood of occurrence of provisions and contingencies, including direct and indirect tax investigations and audits – notes 19 and 20; and
•	measurement of consideration and assets and liabilities acquired as part of business combinations – note 21.

RECENT ACCOUNTING DEVELOPMENTS

ADOPTED BY THE GROUP

The following new and amended standards are relevant to the Group and have been adopted for the first time in these financial statements, with no material impact:

•	Amendments to IAS 32 ‘Financial Instruments: Presentation’ provides additional guidance on when financial assets and liabilities can be offset.
•	Amendments to IAS 39 ‘Financial Instruments: Recognition and Measurement’ provides relief from discontinuing hedge accounting when a hedge derivative is novated.
•	Amendment to IFRS 13 ‘Fair value measurement’ clarifies that short term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial.
•	IFRIC Interpretation 21 ‘Levies’ clarifies that an entity recognises a liability for a levy when the activity that triggers payment, as identified by relevant legislation, occurs.

NOT ADOPTED BY THE GROUP

All of the following new standards, amendments and interpretations are effective from 1 January 2015 unless otherwise stated. Standards have not yet been endorsed by the EU unless otherwise stated.

The Group does not currently believe adoption of the following new standards would have a material impact on the consolidated results or financial position of the Group.

•	IFRS 14 ‘Regulatory Deferral Accounts’ permits first time adopters of IFRS to continue to account for amounts related to rate regulation in accordance with their previous GAAP. The standard does not apply to the Group.
•	Amendments to IAS 19 ‘Employee Benefits’ simplifies the accounting for contributions that are independent of the number of years of employee service. These amendments have been endorsed by the EU.
•	Amendments to IAS 16 ‘Property, Plant and Equipment’ and IAS 38 ‘Intangible Assets’ cover clarification of the principle of the basis of depreciation and that revenue based depreciation methods are no longer permitted. Effective from 1 January 2016.

The Group is currently assessing the impact of the following new standards that are not yet effective and are yet to quantify the potential impact.

•	IFRS 9 ‘Financial Instruments’ reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018. We expect the adoption of IFRS 9 to impact the classification and measurement of financial assets but have no impact on financial liabilities.
•	IFRS 15 ‘Revenue from Contracts with Customers’ is applicable to all entities and supersedes all existing revenue recognition requirements under IFRS. It applies to all transactions to provide goods and services except those in the scope of other standards. Either full or modified retrospective application is required for annual periods beginning on or after 1 January 2017.

Unilever Annual Report and Accounts 2014	Financial statements 89

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

2. SEGMENT INFORMATION

SEGMENTAL REPORTING
Personal Care	–	including sales of skin care and hair care products, deodorants and oral care products.
Foods	–	including sales of soups, bouillons, sauces, snacks, mayonnaise, salad dressings, margarines and spreads.
Refreshment	–	including sales of ice cream, tea-based beverages and weight-management products.
Home Care	–	including sales of home care products, such as powders, liquids and capsules, soap bars and a wide range of cleaning products.

REVENUE RECOGNITION

Turnover comprises sales of goods after the deduction of discounts, sales taxes and estimated returns. It does not include sales between group companies. Discounts given by Unilever include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs.

Turnover is recognised when the risks and rewards of the underlying products have been substantially transferred to the customer. Depending on individual customer terms, this can be at the time of dispatch, delivery or upon formal customer acceptance.

CORE OPERATING PROFIT

Core operating profit represents our measure of segment profit or loss as it is the primary measure used for the purpose of making decisions about allocating resources and assessing performance of segments. Core operating margin is calculated as core operating profit divided by turnover.

		€ million	€ million	€ million	€ million	€ million
	Notes	Personal Care	Foods	Refresh- ment	Home Care	Total
2014
Turnover		17,739	12,361	9,172	9,164	48,436

Operating profit		3,259	3,607	538	576	7,980
Non-core items	3	66	(1,302)	273	3	(960)

Core operating profit		3,325	2,305	811	579	7,020

Share of net profit/(loss) of joint ventures and associates		(1)	3	96	–	98

Depreciation and amortisation		307	257	371	192	1,127
Impairment and other non-cash charges(a) (b)		198	122	393	100	813
2013
Turnover		18,056	13,426	9,369	8,946	49,797

Operating profit		3,078	3,064	851	524	7,517
Non-core items	3	128	(687)	5	53	(501)

Core operating profit		3,206	2,377	856	577	7,016

Share of net profit/(loss) of joint ventures and associates		5	9	96	3	113

Depreciation and amortisation		327	293	330	201	1,151
Impairment and other non-cash charges(b)		267	139	97	179	682
2012
Turnover		18,097	14,444	9,726	9,057	51,324

Operating profit		2,925	2,601	908	543	6,977
Non-core items	3	160	(73)	–	(14)	73

Core operating profit		3,085	2,528	908	529	7,050

Share of net profit/(loss) of joint ventures and associates		1	5	99	–	105

Depreciation and amortisation		336	311	340	212	1,199
Impairment and other non-cash charges(b)		189	141	106	128	564

(a)	See note 3 for further information.
(b)	Other non-cash charges include charges to the income statement during the year in respect of the share-based compensation and provisions.

Transactions between the Unilever Group’s reportable segments are immaterial and are carried out on an arm‘s length basis. The Unilever Group is not reliant on revenues from transactions with any single external customer and does not receive 10% or more of its revenues from transactions with any single external customer.

90 Financial statements	Unilever Annual Report and Accounts 2014

2. SEGMENT INFORMATION CONTINUED

Segment assets and liabilities are not provided because they are not received or reviewed by our chief operating decision-maker, which is the Unilever Leadership Executive (ULE) as explained in the Corporate Governance section.

The home countries of the Unilever Group are the Netherlands and the United Kingdom. Turnover and non-current assets for these two countries combined, United States (being the largest country outside the home countries) and all other countries are:

	€ million	€ million	€ million	€ million
2014	Netherlands/ United Kingdom	United States	Others	Total
Turnover	3,851	6,684	37,901	48,436
Non-current assets(c)	3,921	7,668	21,714	33,303
2013
Turnover	3,872	7,084	38,841	49,797
Non-current assets(c)	3,390	7,626	19,794	30,810
2012
Turnover	3,980	7,834	39,510	51,324
Non-current assets(c)	3,353	8,670	19,676	31,699

(c) Non-current assets excluding financial assets, deferred tax assets and pension assets for funded schemes in surplus.

No other country had turnover or non-current assets (as shown above) greater than 10% of the Group total.

ADDITIONAL INFORMATION BY GEOGRAPHIES

Although the Group’s operations are managed by product area, we provide additional information based on geographies. The analysis of turnover by geographical area is stated on the basis of origin. Sales between geographical areas are carried out at arm’s length and were not material.

	€ million	€ million	€ million	€ million
	Asia/ AMET/RUB (d)	The Americas	Europe	Total
2014
Turnover	19,703	15,514	13,219	48,436

Operating profit	2,626	3,233	2,121	7,980
Non-core items	(15)	(959)	14	(960)

Core operating profit	2,611	2,274	2,135	7,020

Share of net profit/(loss) of joint ventures and associates	–	68	30	98
2013
Turnover	20,085	16,206	13,506	49,797

Operating profit	2,765	2,859	1,893	7,517
Non-core items	(85)	(542)	126	(501)

Core operating profit	2,680	2,317	2,019	7,016

Share of net profit/(loss) of joint ventures and associates	(1)	63	51	113
2012
Turnover	20,357	17,088	13,879	51,324

Operating profit	2,637	2,432	1,908	6,977
Non-core items	30	(13)	56	73

Core operating profit	2,667	2,419	1,964	7,050

Share of net profit/(loss) of joint ventures and associates	(2)	68	39	105

(d)	Refers to Asia, Africa, Middle East, Turkey, Russia, Ukraine and Belarus.

Unilever Annual Report and Accounts 2014	Financial statements 91

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

3. GROSS PROFIT AND OPERATING COSTS

RESEARCH AND MARKET SUPPORT COSTS

Expenditure on research and market support, such as advertising, is charged to the income statement as incurred.

NON-CORE ITEMS

Disclosed on the face of the income statement are costs and revenues relating to business disposals, acquisition and disposal related costs, impairments and other one-off items, which we collectively term non-core items due to their nature and frequency of occurrence. These items are material in terms of nature and/or amount and are relevant to an understanding of our financial performance.

Business disposals generate both gains and losses which are not reflective of underlying performance. Acquisition and disposal related costs are charges directly attributable to the acquisition or disposal of group companies.

		€ million	€ million	€ million
		2014	2013	2012
Turnover		48,436	49,797	51,324
Cost of sales(a)		(28,387)	(29,065)	(30,530)
of which: Distribution costs		(3,079)	(3,139)	(3,264)

Gross profit(a)		20,049	20,732	20,794
Selling and administrative expenses(a)		(12,069)	(13,215)	(13,817)
of which: Brand and Marketing Investment(a)		(7,166)	(7,383)	(7,311)
Research and Development		(955)	(1,040)	(1,003)

Operating profit		7,980	7,517	6,977

(a) Advertising and Promotions are renamed to ‘Brand and Marketing Investment’ (BMI) after moving sales equipment costs from cost of sales to BMI and moving cost of merchandisers and consumer engagement centres from Overheads to BMI.

NON-CORE ITEMS

Non-core items are disclosed on the face of the income statement to provide additional information to users to help them better understand underlying business performance.

		€ million	€ million	€ million
		2014	2013	2012
Acquisition and disposal related costs		(97)	(112)	(190)
Gain/(loss) on disposal of group companies		1,392	733	117
Impairments and other one-off items(b)		(335)	(120)	–

Non-core items before tax		960	501	(73)
Tax impact of non-core items		(423)	(266)	(14)

Non-core items after tax		537	235	(87)

Attributable to:
Non-controlling interests		–	–	–
Shareholders’ equity		537	235	(87)

(b) 2014 includes an impairment charge of €305 million on assets related to the Slim•Fast business. These assets were subsequently sold (see note 21). 2014 includes €30 million charge for legal cases pertaining to a number of investigations by local competition regulators (2013: €120 million).

OTHER

Other significant cost items by nature within operating costs include:

		€ million	€ million	€ million
	Notes	2014	2013	2012
Staff costs	4A	(6,054)	(6,194)	(6,303)
Raw and packaging materials and goods purchased for resale		(19,816)	(20,149)	(20,998)
Amortisation of finite-life intangible assets and software	9	(180)	(167)	(213)
Depreciation of property, plant and equipment	10	(947)	(984)	(986)
Exchange gains/(losses):		12	(35)	(118)

On underlying transactions		15	(48)	(96)
On covering forward contracts		(3)	13	(22)

Lease rentals:		(535)	(489)	(558)

Minimum operating lease payments		(544)	(523)	(558)
Contingent operating lease payments		–	(5)	(8)
Less: Sub-lease income relating to operating lease agreements		9	39	8

92 Financial statements	Unilever Annual Report and Accounts 2014

4. EMPLOYEES

4A. STAFF AND MANAGEMENT COSTS

Staff costs	€ million 2014	€ million 2013	€ million 2012
Wages and salaries	(4,992)	(5,002)	(5,133)
Social security costs	(586)	(631)	(659)
Other pension costs	(288)	(333)	(358)
Share-based compensation costs	(188)	(228)	(153)

	(6,054)	(6,194)	(6,303)

Average number of employees during the year	‘000 2014	‘000 2013	‘000 2012
Asia/AMET/RUB	99	97	94
The Americas	42	43	43
Europe	32	34	35

	173	174	172

Key management compensation	€ million 2014	€ million 2013	€ million 2012
Salaries and short-term employee benefits	(28)	(30)	(28)
Non-Executive Directors’ fees	(2)	(2)	(2)
Post-employment benefits	(1)	(1)	(2)
Share-based benefits	(19)	(17)	(10)

	(50)	(50)	(42)

Of which:
Executive Directors	(15)	(15)	(12)
Non-Executive Directors	(2)	(2)	(2)
Other(a)	(33)	(33)	(28)

	(50)	(50)	(42)

(a)	Other includes all members of the Unilever Leadership Executive other than Executive Directors.

Key management personnel are defined as the members of the Unilever Leadership Executive (ULE) and the Non-Executive Directors.

Details of the remuneration of Directors are given in the parts noted as audited in the Directors’ Remuneration Report on pages 62 to 77.

4B. PENSIONS AND SIMILAR OBLIGATIONS

For defined benefit plans, operating and finance costs are recognised separately in the income statement. The amount charged to operating cost in the income statement is the cost of accruing pension benefits promised to employees over the year, plus the costs of individual events such as past service benefit changes, settlements and curtailments (such events are recognised immediately in the income statement). The amount charged or credited to finance costs is a net interest expense calculated by applying the liability discount rate to the net defined benefit liability or asset. Any differences between the expected interest on assets and the return actually achieved, and any changes in the liabilities over the year due to changes in assumptions or experience within the plans, are recognised immediately in the statement of comprehensive income.

The defined benefit plan surplus or deficit on the balance sheet comprises the total for each plan of the fair value of plan assets less the present value of the defined benefit liabilities (using a discount rate based on high quality corporate bonds, or a suitable alternative where there is no active corporate bond market).

All defined benefit plans are subject to regular actuarial review using the projected unit method, either by external consultants or by actuaries employed by Unilever. The Group policy is that the most important plans, representing approximately 84% of the defined benefit liabilities, are formally valued every year. Other major plans, accounting for a further 13% of the liabilities, have their liabilities updated each year. Group policy for the remaining plans requires a full actuarial valuation at least every three years. Asset values for all plans are updated every year.

For defined contribution plans, the charges to the income statement are the company contributions payable, as the company’s obligation is limited to the contributions paid into the plans. The assets and liabilities of such plans are not included in the balance sheet of the Group.

Unilever Annual Report and Accounts 2014	Financial statements 93

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

4B. PENSIONS AND SIMILAR OBLIGATIONS CONTINUED

DESCRIPTION OF PLANS

The Group increasingly operates a number of defined contribution plans, the assets of which are held in external funds. In certain countries the Group operates defined benefit pension plans based on employee pensionable remuneration and length of service. The majority of defined benefit plans are either career average, final salary or hybrid plans and operate on a funded basis. Benefits are determined by the plan rules and are linked to inflation in some countries. The Group also provides other post-employment benefits, mainly post-employment healthcare plans in the United States. These plans are predominantly unfunded.

GOVERNANCE

The majority of the Group’s externally funded plans are established as trusts, foundations or similar entities. The operation of these entities is governed by local regulations and practice in each country, as is the nature of the relationship between the Group and the Trustees (or equivalent) and their composition. Where Trustees (or equivalent) are in place to operate plans, they are generally required to act on behalf of the plan’s stakeholders. They are tasked with periodic reviews of the solvency of the fund in accordance with local legislation and play a role in the long-term investment and funding strategy. The Group also has an internal body, the Pensions and Equity Committee, that is responsible for setting the company’s policies and decision making on plan matters, including but not limited to design, funding, investments, risk management and governance.

INVESTMENT STRATEGY

The Group’s investment strategy in respect of its funded plans is implemented within the framework of the various statutory requirements of the territories where the plans are based. The Group has developed policy guidelines for the allocation of assets to different classes with the objective of controlling risk and maintaining the right balance between risk and long-term returns in order to limit the cost to the Group of the benefits provided. To achieve this, investments are well diversified, such that the failure of any single investment would not have a material impact on the overall level of assets. The plans continue to invest a good proportion of the assets in equities, which the Group believes offer the best returns over the long term commensurate with an acceptable level of risk. The plans expose the Group to a number of actuarial risks such as investment risk, interest rate risk, longevity risk and, in certain markets, inflation risk. There are no unusual entity or plan specific risks to the Group. For risk control, the pension funds also have significant investments in liability matching assets (bonds) as well as in property and other alternative assets; additionally, the Group uses derivatives to further mitigate the impact of the risks outlined above. The majority of assets are managed by a number of external fund managers with a small proportion managed in-house. Unilever has a pooled investment vehicle (Univest) which it believes offers its pension plans around the world a simplified externally managed investment vehicle to implement their strategic asset allocation models, currently for bonds, equities and alternative assets. The aim is to provide high quality, well diversified, cost-effective, risk-controlled vehicles. The pension plans’ investments are overseen by Unilever’s internal investment company, the Univest Company.

ASSUMPTIONS

With the objective of presenting the assets and liabilities of the pensions and other post-employment benefit plans at their fair value on the balance sheet, assumptions under IAS 19 are set by reference to market conditions at the valuation date. The actuarial assumptions used to calculate the benefit liabilities vary according to the country in which the plan is situated. The following table shows the assumptions, weighted by liabilities, used to value the principal defined benefit plans (which cover approximately 97% of total pension liabilities) and the plans providing other post-employment benefits.

	31 December 2014		31 December 2013
	Principal defined benefit pension plans	Other post-employment benefit plans	Principal defined benefit pension plans	Other post-employment benefit plans
Discount rate	3.1%	4.4%	4.2%	5.2%
Inflation	2.4%	n/a	2.6%	n/a
Rate of increase in salaries	2.8%	3.1%	3.1%	3.1%
Rate of increase for pensions in payment (where provided)	2.2%	n/a	2.5%	n/a
Rate of increase for pensions in deferment (where provided)	2.5%	n/a	2.8%	n/a
Long-term medical cost inflation	n/a	5.4%	n/a	5.4%

The valuations of other post-employment benefit plans generally assume a higher initial level of medical cost inflation, which falls from 7% to the long-term rate within the next five years. Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare plans.

94 Financial statements	Unilever Annual Report and Accounts 2014

4B. PENSIONS AND SIMILAR OBLIGATIONS CONTINUED

For the most important pension plans, representing approximately 84% of all defined benefit plans liabilities, the assumptions used at 31 December 2014 and 2013 were:

	United Kingdom		Netherlands		United States		Germany

	2014	2013	2014	2013	2014	2013	2014	2013
Discount rate	3.5%	4.5%	1.9%	3.5%	3.8%	4.7%	1.9%	3.5%
Inflation	2.9%	3.3%	1.7%	1.8%	2.3%	2.3%	1.7%	1.8%
Rate of increase in salaries	2.9%	3.6%	2.2%	2.3%	3.0%	3.0%	2.7%	2.8%
Rate of increase for pensions in payment (where provided)	2.7%	3.1%	1.7%	1.8%	–	–	1.7%	1.8%
Rate of increase for pensions in deferment (where provided)	2.8%	3.2%	1.7%	1.8%	–	–	–	–
Number of years a current pensioner is expected to live beyond age 65:
Men	22.4	22.3	21.6	22.0	21.6	20.5	19.4	19.4
Women	24.5	24.4	23.6	23.6	23.8	22.8	23.0	23.0
Number of years a future pensioner currently aged 45 is expected to live beyond age 65:
Men	23.6	23.6	23.8	23.6	23.3	22.6	19.4	19.4
Women	26.3	26.1	25.8	24.6	25.5	24.8	23.0	23.0

Demographic assumptions, such as mortality rates, are set having regard to the latest trends in life expectancy (including expectations of future improvements), plan experience and other relevant data. These assumptions are reviewed and updated as necessary as part of the periodic actuarial valuation of the pension plans. The years of life expectancy for 2014 above have been translated from the following tables:

•	UK: the year of use S1 series all pensioners (‘S1PA’) tables have been adopted, which are based on the experience of UK pension schemes over the period 2000-2006. Scaling factors are applied reflecting the experience of our pension funds appropriate to the member’s gender and status. Future improvements in longevity have been allowed for in line with the 2012 CMI core projections and a 1% pa long-term improvement rate.
•	The Netherlands: the Dutch Actuarial Society’s AG Prognosetafel 2014 table is used with correction factors to allow for the typically longer life expectancy for fund members relative to the general population. This table has an in-built allowance for future improvements in longevity.
•	United States: the table RP-2014 with MP-2014 generational mortality improvement. This table has an in-built allowance for future improvements in longevity.
•	Germany: fund specific tables are used which broadly equate to the Heubeck 2005 generational table projected to 2030.

Assumptions for the remaining defined benefit plans vary considerably, depending on the economic conditions of the countries where they are situated.

INCOME STATEMENT

The charge to the income statement comprises:

	Notes	€ million 2014	€ million 2013	€ million 2012
Charged to operating profit:
Defined benefit pension and other benefit plans:
Current service cost		(259)	(301)	(290)
Employee contributions		16	18	18
Special termination benefits		(27)	(18)	(17)
Past service cost including (losses)/gains on curtailments		87	89	47
Settlements		10	–	–
Defined contribution plans		(115)	(121)	(116)

Total operating cost	4A	(288)	(333)	(358)

Finance income/(cost)	5	(94)	(133)	(145)

Net impact on the income statement (before tax)		(382)	(466)	(503)

Unilever Annual Report and Accounts 2014	Financial statements 95

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

4B. PENSIONS AND SIMILAR OBLIGATIONS CONTINUED

STATEMENT OF COMPREHENSIVE INCOME

Amounts recognised in the statement of comprehensive income on the remeasurement of the net defined benefit liability.

	€ million 2014	€ million 2013	€ million 2012
Return on plan assets excluding amounts included in net finance income/(cost)	1,316	934	1,371
Actuarial gains/(losses) arising from changes in demographic assumptions	(28)	(158)	(148)
Actuarial gains/(losses) arising from changes in financial assumptions	(3,076)	235	(1,678)
Experience gains/(losses) arising on pension plan and other benefit plan liabilities	78	(69)	(156)

Total of defined benefit costs recognised in other comprehensive income	(1,710)	942	(611)

BALANCE SHEET

The assets, liabilities and surplus/(deficit) position of the pension and other post-employment benefit plans at the balance sheet date were:

	€ million 2014		€ million 2013
	Pension plans	Other post- employment benefit plans	Pension plans	Other post- employment benefit plans
Fair value of assets	20,466	18	18,313	6
Present value of liabilities	(23,439)	(616)	(19,758)	(538)

Net liabilities	(2,973)	(598)	(1,445)	(532)

Pension liability net of assets	(2,973)	(598)	(1,445)	(532)
Of which in respect of:
Funded plans in surplus:
Liabilities	(7,069)	–	(6,068)	–
Assets	7,442	3	7,056	3

Aggregate surplus	373	3	988	3

Pension asset net of liabilities	373	3	988	3
Funded plans in deficit:
Liabilities	(15,223)	(38)	(12,649)	(16)
Assets	13,024	15	11,257	3

Pension liability net of assets	(2,199)	(23)	(1,392)	(13)
Unfunded plans:
Pension liability	(1,147)	(578)	(1,041)	(522)

RECONCILIATION OF CHANGE IN ASSETS AND LIABILITIES

Movements in assets and liabilities during the year:

	€ million Assets 2014	€ million Assets 2013	€ million Liabilities 2014	€ million Liabilities 2013	€ million Total 2014	€ million Total 2013
1 January	18,319	17,673	(20,296)	(21,015)	(1,977)	(3,342)
Current service cost	–	–	(259)	(301)	(259)	(301)
Employee contributions	16	18	–	–	16	18
Special termination benefits	–	–	(27)	(18)	(27)	(18)
Past service costs including losses/(gains) on curtailments	–	–	87	89	87	89
Settlements	(3)	–	13	–	10	–
Actual return on plan assets (excluding amounts in net finance income/charge)	1,316	934	–	–	1,316	934
Interest cost	–	–	(874)	(793)	(874)	(793)
Interest income	780	660	–	–	780	660
Actuarial gain/(loss) arising from changes in demographic assumptions	–	–	(28)	(158)	(28)	(158)
Actuarial gain/(loss) arising from changes in financial assumptions	–	–	(3,076)	235	(3,076)	235
Actuarial gain/(loss) arising from experience adjustments	–	–	78	(69)	78	(69)
Employer contributions	537	593	–	–	537	593
Benefit payments	(1,251)	(1,196)	1,251	1,196	–	–
Reclassification of benefits(a)	(3)	23	(14)	(23)	(17)	–
Currency retranslation	773	(386)	(910)	561	(137)	175

31 December	20,484	18,319	(24,055)	(20,296)	(3,571)	(1,977)

(a)	Certain liabilities have been reclassified as employee benefit liabilities.

96 Financial statements	Unilever Annual Report and Accounts 2014

4B. PENSIONS AND SIMILAR OBLIGATIONS CONTINUED

The actual return on plan assets during 2014 was €2,096 million, being the sum of €1,316 million and €780 million from the table above (2013: €1,594 million).

The duration of the principal defined benefit liabilities at 31 December 2014 is between 9 and 19 years (2013: 9 and 17 years). The liabilities are split between different categories of plan participants as follows:

•	active members 19.6% (2013: 19.1%)
•	deferred members 23.1% (2013: 21%)
•	retired members 57.3% (2013: 59.9%)

ASSETS

The fair value of plan assets at the end of the reporting period for our major and principal plans for each category are as follows:

	€ million 31 December 2014		€ million 31 December 2013
	Pension plans	Other post- employment benefit plans	Pension plans	Other post- employment benefit plans
Total Assets	20,466	18	18,313	6

Equities Total	8,336	–	7,383	–
– Europe	2,957	–	2,904	–
– North America	3,086	–	2,433	–
– Other	2,293	–	2,046	–

Fixed Income Total	8,864	17	7,075	5
– Government bonds	4,637	17	3,541	2
– Investment grade corporate bonds	2,749		2,336	–
– Other fixed income	1,478	–	1,198	3

Derivatives	(1,182)	–	18	–
Private Equity	762	–	706	–
Property and Real Estate	1,384	–	1,230	–
Hedge Funds	1,050	–	936	–
Other	962	1	693	1

Other plans	290	–	272	–

The fair values of the above equity and fixed income instruments are determined based on quoted market prices in active markets. The fair value of private equity, properties, derivatives and hedge funds are not based on quoted market prices in active markets. The Group uses swaps to hedge some of its exposure to inflation and interest rate risk. Foreign currency exposures in part are also hedged by the use of forward foreign exchange contracts. Assets included in the Other category are commodities, cash and insurance contracts which are also unquoted assets.

Equity securities include Unilever securities amounting to €71 million (0.3% of total plan assets) and €67 million (0.4% of total plan assets) at 31 December 2014 and 2013 respectively. Property includes property occupied by Unilever amounting to €15 million at 31 December 2014 and 2013.

The pension assets above exclude the assets in a Special Benefits Trust amounting to €86 million (2013: €84 million) to fund pension and similar liabilities in the United States (see also note 17A on page 120).

SENSITIVITIES

The sensitivity of the overall pension liabilities to changes in the weighted key assumptions are:

	Change in assumption	Change in liabilities
Discount rate	Increase by 0.5%	-7%
Inflation rate	Increase by 0.5%	+5%
Life expectancy	Increase by 1 year	+4%
Long-term medical cost inflation(b)	Increase by 1.0%	+1%

An equivalent decrease in each assumption would have an equal and opposite impact on liabilities.

(b)	Long-term medical cost inflation only relates to post retirement medical plans.

The sensitivity analyses above have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period and may not be representative of the actual change. It is based on a change in the key assumption while holding all other assumptions constant. When calculating the sensitivity to the assumption, the same method used to calculate the liability recognised in the balance sheet has been applied. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared with the previous period.

Unilever Annual Report and Accounts 2014	Financial statements 97

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

4B. PENSIONS AND SIMILAR OBLIGATIONS CONTINUED

CASH FLOW

Group cash flow in respect of pensions and similar post-employment benefits comprises company contributions paid to funded plans and benefits paid by the company in respect of unfunded plans, as set out in the following table (including the current estimate of contributions for 2015):

	€ million 2015 Estimate	€ million 2014	€ million 2013	€ million 2012
Company contributions to funded plans:
Defined benefit	390	386	453	435
Defined contributions	160	115	121	116
Benefits paid by the company in respect of unfunded plans:
Defined benefit	150	151	141	170

Group cash flow in respect of pensions and similar benefits	700	652	715	721

The Group’s funding policy is to periodically review the contributions made to the plans while taking account of local legislation.

4C. SHARE-BASED COMPENSATION PLANS

The fair value of awards at grant date is calculated using appropriate pricing models. This value is expensed over their vesting period, with a corresponding credit to equity. The expense is reviewed and adjusted to reflect changes to the level of awards expected to vest, except where this arises from a failure to meet a market condition. Any cancellations are recognised immediately in the income statement.

As at 31 December 2014, the Group had share-based compensation plans in the form of performance shares, share options and other share awards.

The numbers in this note include those for Executive Directors shown in the Directors’ Remuneration Report on pages 62 to 77 and those for key management personnel shown in note 4A on page 93. Non-Executive Directors do not participate in any of the share-based compensation plans.

The charge in each of the last three years is shown below, and relates to equity settled plans:

Income statement charge	€ million 2014	€ million 2013	€ million 2012
Performance share plans	(186)	(221)	(147)
Other plans	(2)	(7)	(6)

	(188)	(228)	(153)

PERFORMANCE SHARE PLANS

Performance share awards are made under the Management Co-Investment Plan (MCIP) and the Global Share Incentive Plan (GSIP). The MCIP allows Unilever’s managers to invest up to 60% of their annual bonus in shares in Unilever and to receive a corresponding award of performance-related shares. Under GSIP Unilever’s managers receive annual awards of NV and PLC shares. The awards of both plans will vest after three years between 0% and 200% of grant level, depending on the satisfaction of performance metrics.

The performance metrics of both MCIP and GSIP are underlying sales growth, operating cash flow and core operating margin improvement. There is an additional target based on relative total shareholder return (TSR) for senior executives.

A summary of the status of the Performance Share Plans as at 31 December 2014, 2013 and 2012 and changes during the years ended on these dates is presented below:

	2014 Number of shares	2013 Number of shares	2012 Number of shares
Outstanding at 1 January	18,909,204	18,031,101	18,642,656
Awarded	9,724,186	7,780,730	7,036,147
Vested	(9,347,225)	(5,823,102)	(6,277,057)
Forfeited	(1,817,874)	(1,079,525)	(1,370,645)

Outstanding at 31 December	17,468,291	18,909,204	18,031,101

98 Financial statements	Unilever Annual Report and Accounts 2014

4C. SHARE-BASED COMPENSATION PLANS CONTINUED

	2014	2013	2012
Share award value information
Fair value per share award during the year	€27.80	€28.91	€25.02

ADDITIONAL INFORMATION

At 31 December 2014, shares and options in NV or PLC totalling 19,428,560 (2013: 23,326,247) were held in respect of share-based compensation plans of NV, PLC and its subsidiaries, including North American plans.

To satisfy the options granted, certain NV group companies hold 18,822,613 (2013: 16,615,696) ordinary shares of NV or PLC, and trusts in Jersey and the United Kingdom hold 1,053,470 (2013: nil) NV or PLC shares. Shares acquired during 2014 represent 0.442% of the Group’s called up share capital. The balance of shares held in connection with share plans at 31 December 2014 represented 0.7% (2013: 0.5%) of the Group’s called up share capital.

The book value of €647 million (2013: €507 million) of all shares held in respect of share-based compensation plans for both NV and PLC is eliminated on consolidation by deduction from other reserves. Their market value at 31 December 2014 was €656 million (2013: €489 million).

At 31 December 2014, the exercise price of 167,479 PLC options (NV: nil) were above the market price of the shares. At 31 December 2013, the exercise price of 192,447 PLC options (NV: nil) were above the market price of the shares.

Shares held to satisfy options and related trusts are accounted for in accordance with IAS 32 ‘Financial Instruments: Presentation’ and SIC 12 ‘Consolidation of Special Purpose Entities’. All differences between the purchase price of the shares held to satisfy options granted and the proceeds received for the shares, whether on exercise or lapse, are charged to reserves. The basis of the charge to operating profit for the economic value of options granted is discussed on page 98.

Between 31 December 2014 and 25 February 2015 (the latest practicable date for inclusion in this report), 4,343,415 shares were granted and 7,840,032 shares were vested or forfeited related to the Performance Share Plans.

5. NET FINANCE COSTS

Net finance costs are comprised of finance costs and finance income, including net finance costs in relation to pensions and similar obligations.

Finance income includes income on cash and cash equivalents and income on other financial assets. Finance costs include interest costs in relation to financial liabilities.

Borrowing costs are recognised based on the effective interest method.

Net finance costs	Notes	€ million 2014	€ million 2013	€ million 2012
Finance costs		(500)	(500)	(526)

Bank loans and overdrafts		(57)	(36)	(69)
Interest on bonds and other loans(a)		(425)	(457)	(451)
Dividends paid on preference shares		(4)	(4)	(4)
Net gain/(loss) on derivatives for which hedge accounting is not applied(b)		(14)	(3)	(2)
On foreign exchange derivatives		(655)	368	(19)
Exchange difference on underlying items		641	(371)	17

Finance income		117	103	136
Pensions and similar obligations	4B	(94)	(133)	(145)
		(477)	(530)	(535)

(a)	‘Interest on bonds and other loans’ include the impact of interest rate derivatives that are part of a fair value hedge accounting relationship and the recycling of results from the cash flow hedge accounting reserve relating to derivatives that were part of a cash flow hedge accounting relation.
(b)	For further details of derivatives for which hedge accounting is not applied, please refer to note 16C on page 119.

Unilever Annual Report and Accounts 2014	Financial statements 99

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

6. TAXATION

6A. INCOME TAX

Income tax on the profit for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustments to tax payable in respect of previous years.

Current tax in the consolidated income statement will differ from the income tax paid in the consolidated cash flow statement primarily because of deferred tax arising on temporary differences and payment dates for income tax occurring after the balance sheet date.

Tax charge in income statement	€ million 2014	€ million 2013	€ million 2012
Current tax
Current year	(2,111)	(2,320)	(1,859)
Over/(under) provided in prior years	68	232	(135)

	(2,043)	(2,088)	(1,994)

Deferred tax
Origination and reversal of temporary differences	(112)	177	164
Changes in tax rates	4	7	81
Recognition of previously unrecognised losses brought forward	20	53	52

	(88)	237	297

	(2,131)	(1,851)	(1,697)

The reconciliation between the computed weighted average rate of income tax expense, which is generally applicable to Unilever companies, and the actual rate of taxation charged is as follows:
Reconciliation of effective tax rate	% 2014	% 2013	% 2012
Computed rate of tax(a)	27	28	26
Differences due to:
Incentive tax credits	(5)	(4)	(5)
Withholding tax on dividends	2	2	2
Adjustments to previous years	–	(4)	–
Expenses not deductible for tax purposes	1	2	2
Other	3	2	1

Effective tax rate	28	26	26

(a)	The computed tax rate used is the average of the standard rate of tax applicable in the countries in which Unilever operates, weighted by the amount of profit before taxation generated in each of those countries. For this reason the rate may vary from year to year according to the mix of profit and related tax rates.

6B. DEFERRED TAX

Deferred tax is recognised using the liability method on taxable temporary differences between the tax base and the accounting base of items included in the balance sheet of the Group. Certain temporary differences are not provided for as follows:

•	goodwill not deductible for tax purposes;
•	the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and
•	differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future.

The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted, or substantively enacted, at the year end.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

100 Financial statements	Unilever Annual Report and Accounts 2014

6B. DEFERRED TAX CONTINUED

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	As at 1 January	Income		As at 31 December	As at 1 January	Income		As at 31 December
Movements in 2014 and 2013	2014	statement	Other	2014	2013	statement	Other	2013
Pensions and similar obligations	440	(36)	470	874	750	5	(315)	440
Provisions	672	(9)	(6)	657	619	96	(43)	672
Goodwill and intangible assets	(1,163)	(1)	(128)	(1,292)	(1,436)	221	52	(1,163)
Accelerated tax depreciation	(697)	(30)	(26)	(753)	(623)	(66)	(8)	(697)
Tax losses	147	3	(27)	123	134	12	1	147
Fair value gains	(17)	6	1	(10)	(21)	(3)	7	(17)
Fair value losses	(5)	5	10	10	12	(17)	–	(5)
Share-based payments	173	(2)	1	172	172	(8)	9	173
Other	10	(24)	(15)	(29)	29	(3)	(16)	10

	(440)	(88)	280	(248)	(364)	237	(313)	(440)

At the balance sheet date, the Group has unused tax losses of €2,664 million (2013: €2,066 million) and tax credits amounting to €441 million (2013: €390 million) available for offset against future taxable profits. Deferred tax assets have not been recognised in respect of unused tax losses of €2,371 million (2013: €1,641 million) and tax credits of €441 million (2013: €390 million), as it is not probable that there will be future taxable profits within the entities against which the losses can be utilised. The majority of these tax losses and credits arise in tax jurisdictions where they do not expire with the exception of €1,192 million (2013: €181 million) comprising corporate income tax losses in the Netherlands which expire between now and 2023 and state and federal tax losses in the US which expire between now and 2034.

Other deductible temporary differences of €67 million (2013: €72 million) have not been recognised as a deferred tax asset. There is no expiry date for these differences.

At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was €1,566 million (2013: €1,306 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences, and it is probable that such differences will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	€ million	€ million	€ million	€ million	€ million	€ million
Deferred tax assets and liabilities	Assets 2014	Assets 2013	Liabilities 2014	Liabilities 2013	Total 2014	Total 2013
Pensions and similar obligations	564	368	310	72	874	440
Provisions	515	532	142	140	657	672
Goodwill and intangible assets	127	58	(1,419)	(1,221)	(1,292)	(1,163)
Accelerated tax depreciation	(113)	(176)	(640)	(521)	(753)	(697)
Tax losses	88	142	35	5	123	147
Fair value gains	14	10	(24)	(28)	(10)	(18)
Fair value losses	(8)	(11)	18	7	10	(4)
Share-based payments	85	96	87	77	172	173
Other	14	65	(43)	(55)	(29)	10

	1,286	1,084	(1,534)	(1,524)	(248)	(440)

Of which deferred tax to be recovered/(settled) after more than 12 months	1,037	896	(1,586)	(1,563)	(549)	(667)

Unilever Annual Report and Accounts 2014	Financial statements 101

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

6C. TAX ON OTHER COMPREHENSIVE INCOME

Income tax is recognised in other comprehensive income for items recognised directly in equity.

Tax effects of the components of other comprehensive income were as follows:

	€ million	€ million	€ million	€ million	€ million	€ million
	Before tax 2014	Tax (charge)/ credit 2014	After tax 2014	Before tax 2013	Tax (charge)/ credit 2013	After tax 2013
Fair value gains/(losses) on financial instruments	(110)	25	(85)	121	(15)	106
Remeasurements of defined benefit pension plans	(1,710)	460	(1,250)	942	(245)	697
Currency retranslation gains/(losses)	(16)	(9)	(25)	(980)	(19)	(999)

	(1,836)	476	(1,360)	83	(279)	(196)

7. COMBINED EARNINGS PER SHARE

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

In calculating diluted earnings per share and core earnings per share, a number of adjustments are made to the number of shares, principally: (i) conversion into PLC ordinary shares in the year 2038 of shares in a group company (refer below) and (ii) the exercise of share options by employees.

On 19 May 2014, a subsidiary of Unilever PLC purchased the shares convertible to ordinary shares in 2038 (see note 24). Due to the repurchase, the average number of combined share units is not adjusted for these shares from 20 May 2014 to 31 December 2014. The adjusted average number of share units is calculated based on the number of days the shares were dilutive during the year ended 31 December 2014.

		€	€	€
Combined earnings per share		2014	2013	2012
Basic earnings per share		1.82	1.71	1.54
Diluted earnings per share		1.79	1.66	1.50
Core EPS		1.61	1.58	1.53

			Millions of share units
Calculation of average number of share units		2014	2013	2012
Average number of shares: NV		1,714.7	1,714.7	1,714.7
PLC		1,310.2	1,310.2	1,310.2
Less shares held by employee share trusts and companies		(184.4)	(186.8)	(196.1)

Combined average number of share units		2,840.5	2,838.1	2,828.8
Add dilutive impact of Leverhulme shares		26.8	70.9	70.9
Add dilutive effect of share-based compensation plans		15.3	15.0	16.2

Diluted combined average number of share units		2,882.6	2,924.0	2,915.9

		€ million	€ million	€ million
Calculation of earnings		2014	2013	2012
Net profit		5,515	5,263	4,836
Non-controlling interests		(344)	(421)	(468)

Net profit attributable to shareholders’ equity		5,171	4,842	4,368

		€ million	€ million	€ million
Calculation of core earnings	Notes	2014	2013	2012
Net profit attributable to shareholders’ equity		5,171	4,842	4,368
Post-tax impact of non-core items	3	(537)	(235)	87

Core profit attributable to shareholders’ equity		4,634	4,607	4,455

102 Financial statements	Unilever Annual Report and Accounts 2014

8. DIVIDENDS ON ORDINARY CAPITAL

Dividends are recognised on the date that the shareholder’s right to receive payment is established. This is generally the date when the dividend is declared.

Dividends on ordinary capital during the year	€ million 2014	€ million 2013	€ million 2012
NV dividends	(1,757)	(1,638)	(1,482)
PLC dividends	(1,439)	(1,343)	(1,214)

	(3,196)	(2,981)	(2,696)

Four quarterly interim dividends were declared and paid during 2014 totalling €1.12 (2013: €1.05) per NV ordinary share and £0.91 (2013: £0.89) per PLC ordinary share.

Quarterly dividends of €0.29 per NV ordinary share and £0.22 per PLC ordinary share were declared on 20 January 2015, to be payable in March 2015. See note 26 ‘Events after the balance sheet date’ on page 128. Total dividends declared in relation to 2014 were €1.14 (2013: €1.08) per NV ordinary share and £0.90 (2013: £0.91) per PLC ordinary share.

9. GOODWILL AND INTANGIBLE ASSETS

GOODWILL

Goodwill is initially recognised based on the accounting policy for business combinations (see note 21). Goodwill is subsequently measured at cost less amounts provided for impairment. The Group’s cash generating units (CGUs) are based on the four product categories and the three geographical areas.

Goodwill acquired in a business combination is allocated to the Group’s CGUs, or groups of CGUs, that are expected to benefit from the synergies of the combination. These might not always be the same as the CGUs that include the assets and liabilities of the acquired business. Each unit or group of units to which the goodwill is allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purposes, and is not larger than an operating segment.

INTANGIBLE ASSETS

Separately purchased intangible assets are initially measured at cost. On acquisition of new interests in group companies, Unilever recognises any specifically identifiable intangible assets separately from goodwill. Intangible assets are initially measured at fair value as at the date of acquisition.

Finite-life intangible assets mainly comprise patented and non-patented technology, know-how and software. These assets are capitalised and amortised on a straight-line basis in the income statement over the period of their expected useful lives, or the period of legal rights if shorter. None of the amortisation periods exceeds ten years. Indefinite-life intangibles mainly comprise trademarks and brands. These assets are capitalised at cost but are not amortised. They are subject to a review for impairment annually, or more frequently if events or circumstances indicate this is necessary. Any impairment is charged to the income statement as it arises.

Internally produced intangibles generally are not capitalised unless it can be demonstrated that the recognition criteria are met.

RESEARCH AND DEVELOPMENT

Development expenditure is capitalised only if the costs can be reliably measured, future economic benefits are probable, the product is technically feasible and the Group has the intent and the resources to complete the project. Research expenditure is recognised in profit or loss as incurred.

Unilever Annual Report and Accounts 2014	Financial statements 103

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

9. GOODWILL AND INTANGIBLE ASSETS CONTINUED

	€ million	€ million	€ million	€ million	€ million
Movements during 2014	Goodwill	Indefinite-life intangible assets	Finite-life intangible assets	Software	Total
Cost
1 January 2014	14,890	6,266	641	1,715	23,512
Acquisitions of group companies	184	356	20	–	560
Disposals of group companies	(207)	(587)	–	(1)	(795)
Reclassed to held for disposal	–	(11)	–	–	(11)
Additions	–	36	–	328	364
Disposals	–	(2)	–	(9)	(11)
Currency retranslation	858	306	24	103	1,291

31 December 2014	15,725	6,364	685	2,136	24,910

Accumulated amortisation and impairment
1 January 2014	(973)	(227)	(613)	(795)	(2,608)
Disposals of group companies	–	566	–	–	566
Amortisation/impairment for the year	–	(305)	(2)	(178)	(485)
Disposals	–	1	–	9	10
Currency retranslation	(110)	(47)	(29)	(33)	(219)

31 December 2014	(1,083)	(12)	(644)	(997)	(2,736)

Net book value 31 December 2014	14,642	6,352	41	1,139	22,174
Movements during 2013
Cost
1 January 2013	15,635	6,536	670	1,480	24,321
Acquisitions of group companies	62	45	5	–	112
Disposals of group companies	(62)	(13)	–	–	(75)
Reclassed to held for disposal	(3)	–	–	–	(3)
Additions	–	2	–	375	377
Disposals	–	(5)	(10)	(54)	(69)
Currency retranslation	(742)	(299)	(24)	(86)	(1,151)

31 December 2013	14,890	6,266	641	1,715	23,512

Accumulated amortisation and impairment
1 January 2013	(1,016)	(238)	(641)	(708)	(2,603)
Amortisation for the year	–	–	(4)	(163)	(167)
Disposals	–	–	9	26	35
Currency retranslation	43	11	23	50	127

31 December 2013	(973)	(227)	(613)	(795)	(2,608)

Net book value 31 December 2013	13,917	6,039	28	920	20,904

There are no significant carrying amounts of goodwill and intangible assets that are allocated across multiple cash generating units.

IMPAIRMENT CHARGES

We have tested all material goodwill and indefinite-life intangible assets for impairment. During the year an impairment of €305 million has been recognised in relation to the assets related to the Slim•Fast business. These assets were subsequently sold (see note 21). No other impairments were identified.

SIGNIFICANT CGUS

The goodwill and indefinite-life intangible assets held in the three CGUs relating to Foods across the geographical areas are considered significant within the total carrying amounts of goodwill and indefinite-life intangible assets at 31 December 2014 in terms of size, headroom and sensitivity to assumptions used. No other CGUs are considered significant in this respect.

The goodwill and indefinite-life intangible assets held in the significant CGUs are:

	€ billion	€ billion	€ billion	€ billion
	2014	2014	2013	2013
	Goodwill	Indefinite- life intangibles	Goodwill	Indefinite- life intangibles
Foods Europe	5.9	1.6	5.8	1.6
Foods The Americas	3.7	1.5	3.6	1.3
Foods Asia/AMET/RUB	1.6	0.4	1.4	0.4

Value in use has been calculated as the present value of projected future cash flows. A pre-tax discount rate of 7.4% (2013: 7.4%) was used.

104 Financial statements	Unilever Annual Report and Accounts 2014

9. GOODWILL AND INTANGIBLE ASSETS CONTINUED

For the significant CGUs, the following key assumptions were used in the discounted cash flow projections:

	Foods	Foods	Foods
	Europe	The Americas	Asia/ AMET/RUB
Longer-term sustainable growth rates	0.5%	1.7%	3.1%
Average near-term nominal growth rates	0.7%	5.4%	7.6%
Average operating margins	19-20%	20-22%	16-18%

The growth rates and margins used to estimate future performance are based on past performance and our experience of growth rates and margins achievable in our key markets.

The projections covered a period of five years, as we believe this to be the most appropriate timescale over which to review and consider annual performances before applying a fixed terminal value multiple to the final year cash flows.

The growth rates used are consistent with the prudent end of the range of assumptions from our annual planning and strategic planning processes.

We have performed sensitivity analyses around the base assumptions and have concluded that no reasonable possible changes in key assumptions would cause the recoverable amount of the significant CGUs to be less than the carrying value.

10. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is measured at cost including eligible borrowing costs less depreciation and accumulated impairment losses.

Depreciation is provided on a straight-line basis over the expected average useful lives of the assets. Residual values are reviewed at least annually. Estimated useful lives by major class of assets are as follows:

• Freehold buildings (no depreciation on freehold land)	40 years
• Leasehold land and buildings	40 years (or life of lease if less)
• Plant and equipment	2-20 years

Property, plant and equipment is subject to review for impairment if triggering events or circumstances indicate that this is necessary. If an indication of impairment exists, the asset’s or cash generating unit’s recoverable amount is estimated and any impairment loss is charged to the income statement as it arises.

	€ million	€ million	€ million
Movements during 2014	Land and buildings	Plant and equipment	Total
Cost
1 January 2014	3,847	13,382	17,229
Acquisitions of group companies	21	20	41
Disposals of group companies	(50)	(191)	(241)
Additions	306	1,593	1,899
Disposals	(109)	(619)	(728)
Currency retranslation	155	523	678
Reclassification as held for sale	30	6	36

31 December 2014	4,200	14,714	18,914

Accumulated depreciation
1 January 2014	(1,254)	(6,631)	(7,885)
Disposals of group companies	27	108	135
Depreciation charge for the year	(102)	(845)	(947)
Disposals	31	516	547
Currency retranslation	(52)	(243)	(295)
Reclassification as held for sale	4	(1)	3

31 December 2014	(1,346)	(7,096)	(8,442)

Net book value 31 December 2014	2,854	7,618	10,472 (a)

Includes payments on account and assets in course of construction	253	1,499	1,752

(a)	Includes €259 million (2013: €235 million) of freehold land.

The Group has commitment to capital expenditure of €640 million (2013: €669 million) – see note 20.

Unilever Annual Report and Accounts 2014	Financial statements 105

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

10. PROPERTY, PLANT AND EQUIPMENT CONTINUED

	€ million	€ million	€ million
Movements during 2013	Land and buildings	Plant and equipment	Total
Cost
1 January 2013	4,006	13,503	17,509
Acquisitions of group companies	14	36	50
Disposals of group companies	(4)	(24)	(28)
Additions	281	1,583	1,864
Disposals	(89)	(545)	(634)
Currency retranslation	(286)	(1,014)	(1,300)
Reclassification as held for sale	(75)	(156)	(231)
Other adjustments	–	(1)	(1)

31 December 2013	3,847	13,382	17,229

Accumulated depreciation
1 January 2013	(1,286)	(6,778)	(8,064)
Disposals of group companies	3	17	20
Depreciation charge for the year	(110)	(874)	(984)
Disposals	66	454	520
Currency retranslation	63	436	499
Reclassification as held for sale	14	117	131
Other adjustments	(4)	(3)	(7)

31 December 2013	(1,254)	(6,631)	(7,885)

Net book value 31 December 2013	2,593	6,751	9,344

Includes payments on account and assets in course of construction	191	1,315	1,506

11. OTHER NON-CURRENT ASSETS

Joint ventures are undertakings in which the Group has an interest and which are jointly controlled by the Group and one or more other parties. Associates are undertakings where the Group has an investment in which it does not have control or joint control but can exercise significant influence.

Interests in joint ventures and associates are accounted for using the equity method and are stated in the consolidated balance sheet at cost, adjusted for the movement in the Group’s share of their net assets and liabilities. The Group’s share of the profit or loss after tax of joint ventures and associates is included in the Group’s consolidated profit before taxation.

Where the Group’s share of losses exceeds its interest in the equity accounted investee, the carrying amount of the investment is reduced to zero and the recognition of further losses is discontinued, except to the extent that the Group has an obligation to make payments on behalf of the investee.

Biological assets are measured at fair value less costs to sell with any changes recognised in the income statement.

	€ million	€ million
	2014	2013
Interest in net assets of joint ventures	52	57
Interest in net assets of associates	42	38
Long-term trade and other receivables	265	207
Fair value of biological assets	42	34
Other non-financial assets(a)	256	227
	657	563

(a)	Other non-financial assets mainly relate to tax deposits paid.

106 Financial statements	Unilever Annual Report and Accounts 2014

11. OTHER NON-CURRENT ASSETS CONTINUED

Movements during 2014 and 2013	€ million 2014	€ million 2013
Joint ventures(a)
1 January	57	32
Additions	4	25
Dividends received/reductions	(123)	(100)
Share of net profit	103	105
Currency retranslation	11	(5)

31 December	52	57

Associates(b)
1 January	38	51
Additions	2	18
Dividends received/reductions	5	(42)
Share of net (loss)/profit	(5)	8
Currency retranslation	2	3

31 December	42	38

(a)	Our principal joint ventures are Unilever Jerónimo Martins in Portugal, Pepsi Lipton International in the UK and the Pepsi/Lipton Partnership in the US.
(b)	Associates as at 31 December 2014 primarily comprise our investments in Langholm Capital Partners. Other Unilever Ventures assets are included under ‘Other non-current non-financial assets’.

The joint ventures and associates have no significant contingent liabilities to which the Group is exposed, and the Group has no significant contingent liabilities in relation to its interest in the joint ventures and associates.

The Group has no outstanding capital commitments to joint ventures.

Outstanding balances with joint ventures and associates are shown in note 23 on page 127.

12. INVENTORIES

Inventories are valued at the lower of weighted average cost and net realisable value. Cost comprises direct costs and, where appropriate, a proportion of attributable production overheads. Net realisable value is the estimated selling price less the estimated costs necessary to make the sale.

Inventories	€ million 2014	€ million 2013
Raw materials and consumables	1,364	1,286
Finished goods and goods for resale	2,804	2,651

	4,168	3,937

Inventories with a value of €76 million (2013: €204 million) are carried at net realisable value, this being lower than cost. During 2014, €126 million (2013: €198 million) was charged to the income statement for damaged, obsolete and lost inventories. In 2014, €120 million (2013: €155 million) was utilised or released to the income statement from inventory provisions taken in earlier years.

13. TRADE AND OTHER CURRENT RECEIVABLES

Trade and other receivables are initially recognised at fair value plus any directly attributable transaction costs. Subsequently these assets are held at amortised cost, using the effective interest method and net of any impairment losses.

We do not consider the fair values of trade and other receivables to be significantly different from their carrying values. Credit terms for customers are determined in individual territories. Concentrations of credit risk with respect to trade receivables are limited, due to the Group’s customer base being large and diverse. Our historical experience of collecting receivables, supported by the level of default, is that credit risk is low across territories and so trade receivables are considered to be a single class of financial assets. Balances are considered for impairment on an individual basis rather than by reference to the extent that they become overdue.

Unilever Annual Report and Accounts 2014	Financial statements 107

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

13. TRADE AND OTHER CURRENT RECEIVABLES CONTINUED

Trade and other current receivables	€ million 2014	€ million 2013
Due within one year
Trade receivables	2,827	2,852
Prepayments and accrued income	540	516
Other receivables	1,662	1,463

	5,029	4,831

Other receivables comprise financial assets of €425 million (2013: €588 million), including supplier and customer deposits, employee advances and certain derivatives, and non-financial assets of €1,237 million (2013: €875 million), including tax deposits and reclaimable sales tax.

Ageing of trade receivables	€ million 2014	€ million 2013
Total trade receivables	2,956	2,989
Less impairment provision for trade receivables	(129)	(137)

	2,827	2,852

Of which:
Not overdue	2,156	2,194
Past due less than three months	584	539
Past due more than three months but less than six months	70	105
Past due more than six months but less than one year	46	59
Past due more than one year	100	92
Impairment provision for trade receivables	(129)	(137)

	2,827	2,852

Impairment provision for trade and other receivables – current and non-current impairments	€ million 2014	€ million 2013
1 January	149	151
Charged to income statement	30	38
Reductions/releases	(36)	(30)
Currency retranslation	2	(10)

31 December	145	149
14. TRADE PAYABLES AND OTHER LIABILITIES

Trade payables and other liabilities are initially recognised at fair value less any directly attributable transaction costs. Subsequently these liabilities are held at amortised cost, using the effective interest method.

We do not consider the fair values of trade and other payables to be significantly different from their carrying values.

Trade payables and other liabilities	€ million 2014	€ million 2013
Due within one year
Trade payables	7,636	6,995
Accruals	3,172	3,269
Social security and sundry taxes	555	631
Others	1,243	840

	12,606	11,735

Due after more than one year
Accruals	109	59
Others	269	237

	378	296

Total trade payables and other liabilities	12,984	12,031

Included in others are third party royalties, certain derivatives and dividends to non-controlling interests.

108 Financial statements	Unilever Annual Report and Accounts 2014

15. CAPITAL AND FUNDING

ORDINARY SHARES

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

INTERNAL HOLDINGS

The ordinary shares numbered 1 to 2,400 (inclusive) in NV (‘Special Shares’) and deferred stock of PLC are held as to one half of each class by N.V. Elma – a subsidiary of NV – and one half by United Holdings Limited – a subsidiary of PLC. This capital is eliminated on consolidation.

SHARE-BASED COMPENSATION

The Group operates a number of share-based compensation plans involving options and awards of ordinary shares of NV and PLC. Full details of these plans are given in note 4C on pages 98 and 99.

OTHER RESERVES

Other reserves include the fair value reserve, the foreign currency translation reserve, the capital redemption reserve and treasury stock.

SHARES HELD BY EMPLOYEE SHARE TRUSTS AND GROUP COMPANIES

Certain PLC trusts, NV and group companies purchase and hold NV and PLC shares to satisfy performance shares granted, share options granted and other share awards (see note 4C). The assets and liabilities of these trusts and shares held by group companies are included in the consolidated financial statements. The book value of shares held is deducted from other reserves, and trusts’ borrowings are included in the Group’s liabilities. The costs of the trusts are included in the results of the Group. These shares are excluded from the calculation of earnings per share.

FINANCIAL LIABILITIES

Financial liabilities are initially recognised at fair value, less any directly related transaction costs. Certain bonds are designated as being part of a fair value hedge relationship. In these cases, the bonds are carried at amortised cost, adjusted for the fair value of the risk being hedged, with changes in value shown in profit and loss. Other financial liabilities, excluding derivatives, are subsequently carried at amortised cost.

DERIVATIVE FINANCIAL INSTRUMENTS

The Group’s use of, and accounting for, derivative instruments is explained in note 16 on page 114 and on pages 118 to 119.

The Group’s Treasury activities are designed to:

•	maintain a competitive balance sheet in line with A+/A1 rating (see below);
•	secure funding at lowest costs for the Group’s operations, M&A activity and external dividend payments (see below);
•	protect the Group’s financial results and position from financial risks (see note 16);
•	maintain market risks within acceptable parameters, while optimising returns (see note 16); and
•	protect the Group’s financial investments, while maximising returns (see note 17).

The Treasury department provides central deposit taking, funding and foreign exchange management services for the Group’s operations. The department is governed by standards and processes which are approved by Unilever Leadership Executive (ULE). In addition to guidelines and exposure limits, a system of authorities and extensive independent reporting covers all major areas of activity. Performance is monitored closely by senior management. Reviews are undertaken periodically by corporate audit.

Key instruments used by the department are:

•	short-term and long-term borrowings;
•	cash and cash equivalents; and
•	plain vanilla derivatives, including interest rate swaps and FX contracts.

The Treasury department maintains a list of approved financial instruments. The use of any new instrument must be approved by the Chief Financial Officer. The use of leveraged instruments is not permitted.

Unilever Annual Report and Accounts 2014	Financial statements 109

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

15. CAPITAL AND FUNDING CONTINUED

Unilever considers the following components of its balance sheet to be managed capital:

•	total equity – retained profit, other reserves, share capital, share premium, non-controlling interests (note 15A and 15B);
•	short-term debt – current financial liabilities (note 15C); and
•	long-term debt – non-current bank loans, bonds and other loans (note 15C).

The Group manages its capital so as to safeguard its ability to continue as a going concern and to optimise returns to our shareholders through an appropriate balance of debt and equity. The capital structure of the Group is based on management’s judgement of the appropriate balance of key elements in order to meet its strategic and day-to-day needs. We consider the amount of capital in proportion to risk and manage the capital structure in light of changes in economic conditions and the risk characteristics of the underlying assets.

Our current long-term credit rating is A+/A1 and our short-term credit rating is A1/P1. We aim to maintain a competitive balance sheet which we consider to be the equivalent of a credit rating of A+/A1 in the long term. This provides us with:

•	appropriate access to the debt and equity markets;
•	sufficient flexibility for acquisitions;
•	sufficient resilience against economic and financial uncertainty while ensuring ample liquidity; and
•	optimal weighted average cost of capital, given the above constraints.

Unilever monitors the qualitative and quantitative factors utilised by the rating agencies. This information is publicly available and is updated by the credit rating agencies on a regular basis.

Unilever will take appropriate steps in order to maintain, or if necessary adjust, its capital structure. Unilever is not subject to financial covenants in any of its significant financing agreements.

15A. SHARE CAPITAL

	Authorised 2014	(a)	Issued, called up and fully paid 2014 (b)	Authorised 2013	(a)	Issued, called up and fully paid 2013 (b)
Unilever N.V.	€ million		€ million	€ million		€ million

NV ordinary shares of €0.16 each	480		274	480		274
NV ordinary shares of €428.57 each (shares numbered 1 to 2,400 – ‘Special Shares’)	1		1	1		1
Internal holdings eliminated on consolidation (€428.57 shares)	–		(1)	–		(1)

	481		274	481		274

Unilever PLC			£ million			£ million

PLC ordinary shares of 3 1⁄9p each			40.8			40.8
PLC deferred stock of £1 each			0.1			0.1
Internal holding eliminated on consolidation (£1 stock)			(0.1)			(0.1)

			40.8			40.8

			€ million			€ million
Euro equivalent in millions (at £1.00 = €5.143)(c)			210			210

Unilever Group			€ million			€ million

Ordinary share capital of NV			274			274
Ordinary share capital of PLC			210			210

			484			484

(a)	At 31 December 2014, Unilever N.V. had 3,000,000,000 (2013: 3,000,000,000) authorised ordinary shares. The requirement for a UK company to have an authorised share capital was abolished by the UK Companies Act 2006. In May 2010 Unilever PLC shareholders approved new Articles of Association to reflect this.
(b)	At 31 December 2014, the following quantities of shares were in issue: 1,714,727,700 of NV ordinary shares; 2,400 of NV Special Shares; 1,310,156,361 of PLC ordinary shares and 100,000 of PLC deferred stock. The same quantities were in issue at 31 December 2013.
(c)	Conversion rate for PLC ordinary shares nominal value to Euro is £1 = €5.143 (which is calculated by dividing the nominal value of NV ordinary shares by the nominal value of PLC ordinary shares).

For information on the rights of shareholders of NV and PLC and the operation of the Equalisation Agreement, see the Corporate Governance report on page 41.

A nominal dividend of 6% per annum is paid on the deferred stock of PLC, which is not redeemable.

110 Financial statements	Unilever Annual Report and Accounts 2014

15B. EQUITY

BASIS OF CONSOLIDATION

Unilever is the majority shareholder of all material subsidiaries and has control in all cases. Information in relation to all of the Group’s significant investments is provided on page 129 to 130.

SUBSIDIARIES WITH SIGNIFICANT NON-CONTROLLING INTERESTS

Unilever has one subsidiary company which has a material non-controlling interest, Hindustan Unilever Limited (HUL). Summary financial information in relation to HUL is shown below.

HUL Balance sheet as at 31 December	€ million 2014	€ million 2013
Non-current assets	636	432
Current assets	1,093	1,002
Current liabilities	(911)	(797)
Non-current liabilities	(77)	(101)

HUL Comprehensive income for the year ended 31 December
Turnover	3,529	3,341
Profit after tax	445	429
Total comprehensive income	519	384

HUL Cash flow for the year ended 31 December
Net increase /(decrease) in cash and cash equivalents	66	(106)

HUL Non-controlling interest
1 January	(221)	(291)
Share of (profit)/loss for the year ended 31 December	(145)	(172)
Other comprehensive income	1	(3)
Dividends paid to the non-controlling interest	130	92
Other changes in equity	–	108
Currency retranslation	(23)	45

31 December	(258)	(221)

UNILEVER’S INCREASED INTEREST IN HINDUSTAN UNILEVER LIMITED

On 18 July 2013, the Group acquired 14.78% of Hindustan Unilever Limited for a consideration of INR 192 billion (€2,515 million), increasing the Group’s interest in Hindustan Unilever Limited from 52.48% to 67.26%. Accordingly €104 million previously shown as attributable to non-controlling interests within equity became attributable to shareholders and the resulting loss on the acquisition recorded in retained earnings was €2,411 million.

ANALYSIS OF RESERVES FOR THE GROUP

Other reserves as at 31 December	€ million Total 2014	€ million Total 2013	€ million Total 2012
Fair value reserves	(198)	(113)	(219)

Cash flow hedges	(234)	(162)	(241)
Available-for-sale financial assets	36	49	22

Currency retranslation of group companies	(2,901)	(2,611)	(1,843)
Adjustment on translation of PLC’s ordinary capital at 3 1/9p = €0.16	(164)	(164)	(164)
Capital redemption reserve	32	32	32
Book value of treasury stock	(4,125)	(3,890)	(4,002)
Other(a)	(182)	–	–

	(7,538)	(6,746)	(6,196)

(a)	Relates to option on purchase of subsidiary for non-controlling interest.

Unilever acquired 7,304,993 (2013: 34,077) NV ordinary shares and 6,058,733 (2013: 330,000) PLC shares through purchases on the stock exchanges during the year. These shares are held as treasury stock as a separate component of other reserves. The total number held at 31 December 2014 was 153,928,997 (2013: 153,027,466) NV shares and 34,204,709 (2013: 31,845,853) PLC shares. Of these, 12,368,368 NV shares and 7,507,715 PLC shares were held in connection with share-based compensation plans (see note 4C on pages 98 and 99).

Unilever Annual Report and Accounts 2014	Financial statements 111

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

15B. EQUITY CONTINUED

Treasury stock – movements during the year	€ million 2014	€ million 2013
1 January	(3,890)	(4,002)
Purchases and other utilisations	(235)	112

31 December	(4,125)	(3,890)

Currency retranslation reserve – movements during the year	€ million 2014	€ million 2013
1 January	(2,611)	(1,843)
Currency retranslation during the year	(626)	(496)
Movement in net investment hedges and exchange differences in net investments in foreign operations	412	(275)
Recycled to income statement	(76)	3

31 December	(2,901)	(2,611)

OTHER COMPREHENSIVE INCOME RECONCILIATION

Fair value gains/(losses) on financial instruments – movement during the year	€ million 2014	€ million 2013
1 January	(113)	(219)
Movement during the year	(85)	106

31 December	(198)	(113)
Refer to the consolidated statement of comprehensive income on page 84, the consolidated statement of changes in equity on page 85 and note 6C on page 102.

Actuarial gains/(losses) on pension schemes – movement during the year	€ million 2014	€ million 2013
1 January	(1,107)	(1,804)
Movement during the year	(1,250)	697

31 December	(2,357)	(1,107)
Refer to the consolidated statement of comprehensive income on page 84, the consolidated statement of changes in equity on page 85, note 4B from page 93 to 98 and note 6C on page 102.

Currency retranslation gains/(losses) – movement during the year	€ million 2014	€ million 2013
1 January	(3,006)	(2,007)
Currency retranslation during the year:
Other reserves	(290)	(788)
Retained profit	208	(129)
Non-controlling interest	57	(82)

31 December	(3,031)	(3,006)

15C. FINANCIAL LIABILITIES

Financial liabilities(a)(b)	Notes	€ million Current 2014	€ million Non-current 2014	€ million Total 2014	€ million Current 2013	€ million Non-current 2013	€ million Total 2013
Preference shares		–	68	68	–	68	68
Bank loans and overdrafts		588	526	1,114	491	576	1,067
Bonds and other loans		4,428	6,145	10,573	3,037	6,557	9,594
Finance lease creditors	20	13	186	199	14	190	204
Derivatives		277	73	350	199	100	299
Other financial liabilities		230	188	418	269	–	269

		5,536	7,186	12,722	4,010	7,491	11,501

(a)	For the purposes of notes 15C and 17A, financial assets and liabilities exclude trade and other current receivables and trade payables and other liabilities which are covered in notes 13 and 14 respectively.
(b)	Financial liabilities include €1 million (2013: €6 million) of secured liabilities.

112 Financial statements	Unilever Annual Report and Accounts 2014

15C. FINANCIAL LIABILITIES CONTINUED

ANALYSIS OF BONDS AND OTHER LOANS

	€ million		€ million
	Total 2014		Total 2013
Unilever N.V.
3.375% Bonds 2015 (€)	764	(a)	777
1.750% Bonds 2020 (€)	746		746
3.500% Notes 2015 (Swiss francs)	291		285
2.950% Notes 2017 (Renminbi)	40		–
1.150% Notes 2014 (Renminbi)	–		36
Commercial paper	2,739		1,008

Total NV	4,580		2,852

Unilever PLC
4.750% Bonds 2017 (£)	511		478
2.000% Notes 2018 (£)	317	(b)	–
4.000% Bonds 2014 (£)	–		419
Commercial Paper	–		670

Total PLC	828		1,567

Other group companies
Switzerland
Other	24		5

United States
4.250% Notes 2021 (US $)	819		722
5.900% Bonds 2032 (US $)	812		716
4.800% Notes 2019 (US $)	616		543
2.200% Notes 2019 (US $)	610		537
0.850% Notes 2017 (US $)	449		395
2.750% Notes 2016 (US $)	411		362
0.450% Notes 2015 (US $)	370		326
7.250% Bonds 2026 (US $)	237		209
6.625% Bonds 2028 (US $)	185		161
5.150% Notes 2020 (US $)	132		117
7.000% Bonds 2017 (US $)	121		107
5.600% Bonds 2097 (US $)	74		66
3.650% Notes 2014 (US $)	–		544
Commercial paper (US $)	255		341
Other	–		16

Other countries	50		8

Total other group companies	5,165		5,175

Total bonds and other loans	10,573		9,594

(a)	Of which €14 million (2013: €28 million) relates to a fair value adjustment following the fair value hedge accounting of a fix-to-float interest rate swap.
(b)	Of which €(2) million (2013: nil) relates to a fair value adjustment following the fair value hedge accounting of a fix-to-float interest rate swap.

Information in relation to the derivatives used to hedge bonds and other loans within a fair value hedge relationship is shown in note 16.

Unilever Annual Report and Accounts 2014	Financial statements 113

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

16. TREASURY RISK MANAGEMENT

DERIVATIVES AND HEDGE ACCOUNTING

Derivatives are measured at fair value with any related transaction costs expensed as incurred. The treatment of changes in the value of derivatives depends on their use as explained below.

(I) FAIR VALUE HEDGES(a)

Certain derivatives are held to hedge the risk of changes in value of a specific bond or other loan. In these situations, the Group designates the liability and related derivative to be part of a fair value hedge relationship. The carrying value of the bond is adjusted by the fair value of the risk being hedged, with changes going to the income statement. Gains and losses on the corresponding derivative are also recognised in the income statement. The amounts recognised are offset in the income statement to the extent that the hedge is effective. When the relationship no longer meets the criteria for hedge accounting, the fair value hedge adjustment made to the bond is amortised to the income statement using the effective interest method.

(II) CASH FLOW HEDGES(a)

Derivatives are also held to hedge the uncertainty in timing or amount of future forecast cash flows. Such derivatives are classified as being part of cash flow hedge relationships. For an effective hedge, gains and losses from changes in the fair value of derivatives are recognised in equity. Any ineffective elements of the hedge are recognised in the income statement. If the hedged cash flow relates to a non-financial asset, the amount accumulated in equity is subsequently included within the carrying value of that asset. For other cash flow hedges, amounts deferred in equity are taken to the income statement at the same time as the related cash flow.

When a derivative no longer qualifies for hedge accounting, any cumulative gain or loss remains in equity until the related cash flow occurs. When the cash flow takes place, the cumulative gain or loss is taken to the income statement. If the hedged cash flow is no longer expected to occur, the cumulative gain or loss is taken to the income statement immediately.

(III) NET INVESTMENT HEDGES(a)

Certain derivatives are designated as hedges of the currency risk on the Group’s investment in foreign subsidiaries. The accounting policy for these arrangements is set out in note 1.

(IV) DERIVATIVES FOR WHICH HEDGE ACCOUNTING IS NOT APPLIED

Derivatives not classified as hedges are held in order to hedge certain balance sheet items and commodity exposures. No hedge accounting is applied to these derivatives, which are carried at fair value with changes being recognised in the income statement.

(a)	Applying hedge accounting has not led to material ineffectiveness being recognised in the income statement for both 2013 and 2014.

The Group is exposed to the following risks that arise from its use of financial instruments, the management of which is described in the following sections:

•	liquidity risk (see note 16A);
•	market risk (see note 16B); and
•	credit risk (see note 17B).

16A. MANAGEMENT OF LIQUIDITY RISK

Liquidity risk is the risk that the Group will face in meeting its obligations associated with its financial liabilities. The Group’s approach to managing liquidity is to ensure that it will have sufficient funds to meet its liabilities when due without incurring unacceptable losses. In doing this, management considers both normal and stressed conditions. A material and sustained shortfall in our cash flow could undermine the Group’s credit rating, impair investor confidence and also restrict the Group’s ability to raise funds.

The Group maintained a cautious funding strategy, with a positive cash balance throughout 2014. This was the result of cash delivery from the business, coupled with the proceeds from bond issuances. This cash has been invested conservatively with low risk counter-parties at maturities of less than six months.

Cash flow from operating activities provides the funds to service the financing of financial liabilities on a day-to-day basis. The Group seeks to manage its liquidity requirements by maintaining access to global debt markets through short-term and long-term debt programmes. In addition, Unilever has committed credit facilities for general corporate use.

On 31 December 2014 Unilever had undrawn revolving 364-day bilateral credit facilities in aggregate of US $6,550 million (2013: US $6,400 million) with a 364-day term out. As part of the regular annual process the intention is that these facilities will again be renewed in 2015.

114 Financial statements	Unilever Annual Report and Accounts 2014

16A. MANAGEMENT OF LIQUIDITY RISK CONTINUED

The following table shows Unilever’s contractually agreed undiscounted cash flows, including expected interest payments, which are payable under financial liabilities at the balance sheet date:

		€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Undiscounted cash flows	Notes	Due within 1 year	Due between 1 and 2 years	Due between 2 and 3 years	Due between 3 and 4 years	Due between 4 and 5 years	Due after 5 years	Total	Net carrying amount as shown in balance sheet
2014
Non-derivative financial liabilities:
Preference shares		(4)	(4)	(4)	(4)	(4)	(72)	(92)	(68)
Bank loans and overdrafts		(601)	(257)	(272)	–	–	–	(1,130)	(1,114)
Bonds and other loans		(4,758)	(647)	(1,289)	(511)	(1,418)	(4,513)	(13,136)	(10,573)
Finance lease creditors	20	(25)	(48)	(23)	(19)	(18)	(172)	(305)	(199)
Other financial liabilities		(230)	–	–	–	–	(188)	(418)	(418)
Trade payables excluding social security and sundry taxes	14	(12,051)	(378)	–	–	–	–	(12,429)	(12,429)
Issued financial guarantees		(11)	–	–	–	–	–	(11)	–

		(17,680)	(1,334)	(1,588)	(534)	(1,440)	(4,945)	(27,521)	(24,801)

Derivative financial liabilities:
Interest rate derivatives:
Derivative contracts – receipts		289	229	230	17	–	–	765
Derivative contracts – payments		(429)	(255)	(277)	(19)	–	–	(980)
Foreign exchange derivatives:
Derivative contracts – receipts		9,957	2	–	347	–	–	10,306
Derivative contracts – payments		(10,284)	(2)	–	(304)	–	–	(10,590)
Commodity derivatives:
Derivative contracts – receipts		405	–	–	–	–	–	405
Derivative contracts – payments		(421)	–	–	–	–	–	(421)

		(483)	(26)	(47)	41	–	–	(515)	(514)

Total		(18,163)	(1,360)	(1,635)	(493)	(1,440)	(4,945)	(28,036)	(25,315)
2013
Non-derivative financial liabilities:
Preference shares		(4)	(4)	(4)	(4)	(4)	(72)	(92)	(68)
Bank loans and overdrafts		(515)	(42)	(256)	(274)	(1)	–	(1,088)	(1,067)
Bonds and other loans		(3,333)	(1,607)	(571)	(1,186)	(165)	(5,326)	(12,188)	(9,594)
Finance lease creditors	20	(25)	(24)	(43)	(22)	(18)	(180)	(312)	(204)
Other financial liabilities		(269)	–	–	–	–	–	(269)	(269)
Trade payables excluding social security and sundry taxes	14	(11,104)	(296)	–	–	–	–	(11,400)	(11,400)
Issued financial guarantees		(12)	–	–	–	–	–	(12)	–

		(15,262)	(1,973)	(874)	(1,486)	(188)	(5,578)	(25,361)	(22,602)
Derivative financial liabilities:
Interest rate derivatives:
Derivative contracts – receipts		275	194	167	1	–	–	637
Derivative contracts – payments		(312)	(256)	(207)	(1)	–	–	(776)
Foreign exchange derivatives:
Derivative contracts – receipts		18,186	–	–	–	–	–	18,186
Derivative contracts – payments		(18,415)	–	–	–	–	–	(18,415)
Commodity derivatives:
Derivative contracts – receipts		86	–	–	–	–	–	86
Derivative contracts – payments		(89)	–	–	–	–	–	(89)

		(269)	(62)	(40)	–	–	–	(371)	(395)

Total		(15,531)	(2,035)	(914)	(1,486)	(188)	(5,578)	(25,732)	(22,997)

Unilever Annual Report and Accounts 2014	Financial statements 115

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

16A. MANAGEMENT OF LIQUIDITY RISK CONTINUED

The following table shows cash flows for which cash flow hedge accounting is applied. The derivatives in the cash flow hedge relationships are expected to have an impact on profit and loss in the same periods as the cash flows occur.

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Due within 1 year	Due between 1 and 2 years	Due between 2 and 3 years	Due between 3 and 4 years	Due between 4 and 5 years	Due after 5 years	Total	Net carrying amount of related derivatives (a)
2014
Foreign exchange cash inflows	1,506	2	–	347	–	–	1,855
Foreign exchange cash outflows	(1,503)	(2)	–	(304)	–	–	(1,809)	34
Interest rate cash flows	(97)	–	–	–	–	–	(97)	(100)
Commodity contracts cash flows	(421)	–	–	–	–	–	(421)	(15)
2013
Foreign exchange cash inflows	1,088	–	–	–	–	–	1,088
Foreign exchange cash outflows	(509)	–	–	–	–	–	(509)	1
Interest rate cash flows	(2)	(111)	(2)	(1)	–	–	(116)	(41)
Commodity contracts cash flows	(313)	–	–	–	–	–	(313)	14

(a) See note 16C on page 118.

16B. MANAGEMENT OF MARKET RISK

Unilever’s size and operations result in it being exposed to the following market risks that arise from its use of financial instruments:

•	commodity price risk;
•	currency risk; and
•	interest rate risk.

The above risks may affect the Group’s income and expenses, or the value of its financial instruments. The objective of the Group’s management of market risk is to maintain this risk within acceptable parameters, while optimising returns. Generally, the Group applies hedge accounting to manage the volatility in profit and loss arising from market risk.

The Group’s exposure to, and management of, these risks is explained below. It often includes derivative financial instruments, the uses of which are described in note 16C.

POTENTIAL IMPACT OF RISK	MANAGEMENT POLICY AND HEDGING STRATEGY	SENSITIVITY TO THE RISK
I) COMMODITY PRICE RISK

The Group is exposed to the risk of changes in commodity prices in relation to its purchase of certain raw materials.

At 31 December 2014, the Group had hedged its exposure to future commodity purchases for €197 million (2013: €318 million) with commodity derivatives.

The Group uses commodity forward contracts to hedge against this risk. All commodity forward contracts hedge future purchases of raw materials and the contracts are settled either in cash or by physical delivery.

Commodity derivatives are generally designated as hedging instruments in cash flow hedge accounting relations. All commodity forward contracts are done in line with approvals from the Global Commodity Executive which is chaired by the Unilever Chief Supply Chain Officer (CSCO).

A 10% increase in commodity prices as at 31 December 2014 would have led to an €18 million gain on the commodity derivatives in the cash flow hedge reserve (2013: €32 million gain in the cash flow hedge reserve). A decrease of 10% in commodity prices on a full-year basis would have the equal but opposite effect.

II) CURRENCY RISK

Currency risk on sales, purchases and borrowings

Because of Unilever’s global reach, it is subject to the risk that changes in foreign currency values impact the Group’s sales, purchases and borrowings.

The Group manages currency exposures within prescribed limits, mainly through the use of forward foreign currency exchange contracts.

Operating companies manage foreign exchange exposures within prescribed limits. Local compliance is monitored centrally.

As an estimation of the approximate impact of the residual risk, with respect to financial instruments, the Group has calculated the impact of a 10% change in exchange rates.

116 Financial statements	Unilever Annual Report and Accounts 2014

16B. MANAGEMENT OF MARKET RISK CONTINUED

POTENTIAL IMPACT OF RISK	MANAGEMENT POLICY AND HEDGING STRATEGY	SENSITIVITY TO THE RISK
At 31 December 2014, the unhedged exposure to the Group from companies holding financial assets and liabilities other than in their functional currency amounted to €76 million (2013: €44 million).

Exchange risks related to the principal amounts of the US $ and Swiss franc denominated debt either form part of hedging relationships themselves, or are hedged through forward contracts.

The aim of the Group’s approach to management of currency risk is to leave the Group with no material residual risk. This aim has been achieved in all years presented.

A 10% strengthening of the euro against key currencies to which the Group is exposed would have led to approximately an additional €8 million gain in the income statement (2013: €4 million gain). A 10% weakening of the euro against these currencies would have led to an equal but opposite effect.

Currency risk on the Group’s net investments

The Group is also subject to exchange risk in relation to the translation of the net investments of its foreign operations into euros for inclusion in its consolidated financial statements.

These net investments include Group financial loans which are monetary items that form part of our net investment in foreign operations, of €7.0 billion (2013: €0.8 billion), of which €4.0 billion (2013: €0) is denominated in GBP. In accordance with IAS 21, the exchange differences on these financial loans are booked through reserves.

Part of the currency exposure on the Group’s investments is also managed using net investment hedges with a nominal value of €2.7 billion (2013 €3.9 billion). Most of these hedges were US $/€ contracts.

At 31 December 2014, the net exposure of the net investments in foreign currencies amounts to €10.4 billion (2013 €3.4 billion).

Unilever aims to minimise this foreign investment exchange exposure by borrowing in local currency in the operating companies themselves. In some locations, however, the Group’s ability to do this is inhibited by local regulations, lack of local liquidity or by local market conditions.

Where the residual risk from these countries exceeds prescribed limits, Treasury may decide on a case-by-case basis to actively hedge the exposure. This is done either through additional borrowings in the related currency, or through the use of forward foreign exchange contracts.

Where local currency borrowings, or forward contracts, are used to hedge the currency risk in relation to the Group’s net investment in foreign subsidiaries, these relationships are designated as net investment hedges for accounting purposes.

A 10% strengthening of the euro against all other currencies would have led to a €946 million negative retranslation effect (2013: €313 million negative retranslation effect). A 10% weakening of the euro against those currencies would have led to a €1,157 million positive retranslation effect (2013: €382 million positive retranslation effect). In line with accepted hedge accounting treatment and our accounting policy for financial loans, the retranslation differences would be recognised in equity.
III) INTEREST RATE RISK(a)

The Group is exposed to market interest rate fluctuations on its floating rate debt. Increases in benchmark interest rates could increase the interest cost of our floating-rate debt and increase the cost of future borrowings. The Group’s ability to manage interest costs also has an impact on reported results.

Taking into account the impact of interest rate swaps, at 31 December 2014, interest rates were fixed on approximately 70% of the expected net debt for 2015, and 67% for 2016 (87% for 2014 and 79% for 2015 at 31 December 2013).

The average interest rate on short-term borrowings in 2014 was 1.2% (2013: 1.0%).

Unilever’s interest rate management approach aims for an optimal balance between fixed and floating-rate interest rate exposures on expected net debt. The objective of this approach is to minimise annual interest costs after tax and to reduce volatility.

This is achieved either by issuing fixed or floating-rate long-term debt, or by modifying interest rate exposure through the use of interest rate swaps.

Furthermore, Unilever has interest rate swaps for which cash flow hedge accounting is applied.

Assuming that all other variables remain constant, a 1.0 percentage point increase in floating interest rates on a full-year basis as at 31 December 2014 would have led to an additional €26 million of finance costs (2013: €7 million additional finance costs). A 1.0 percentage point decrease in floating interest rates on a full-year basis would have an equal but opposite effect.

Assuming that all other variables remain constant, a 1.0 percentage point increase in floating interest rates on a full-year basis as at 31 December 2014 would have led to an additional €39 million credit in equity from derivatives in cash flow hedge relationships (2013: €36 million credit). A 1.0 percentage point decrease in floating interest rates on a full-year basis would have led to an additional €42 million debit in equity from derivatives in cash flow hedge relationships (2013: €39 million debit).

(a) See the split in fixed and floating-rate interest in the following table.

Unilever Annual Report and Accounts 2014	Financial statements 117

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

16B. MANAGEMENT OF MARKET RISK CONTINUED

The following table shows the split in fixed and floating rate interest exposures, taking into account the impact of interest rate swaps and cross-currency swaps:

	€ million 2014	€ million 2013
Cash and cash equivalents	2,151	2,285
Current other financial assets	671	760
Current financial liabilities	(5,536)	(4,010)
Non-current financial liabilities	(7,186)	(7,491)

Net debt	(9,900)	(8,456)
Of which:
Fixed rate (weighted average amount of fixing for the following year)	(7,297)	(7,764)
Floating rate	(2,603)	(692)

	(9,900)	(8,456)

16C. DERIVATIVES AND HEDGING

The Group does not use derivative financial instruments for speculative purposes. The uses of derivatives and the related values of derivatives are summarised in the following table:

	€ million	€ million		€ million	€ million	€ million	€ million
	Trade and other receivables	Other current financial assets		Trade payables and other liabilities	Current financial liabilities	Non- current financial liabilities	Total

31 December 2014
Foreign exchange derivatives
Fair value hedges	6	–		(1)	–	–	5
Cash flow hedges	9	28		(3)	–	–	34
Hedges of net investments in foreign operations	–	356	(a)	–	(23)	–	333
Hedge accounting not applied	106	(225	)(a)	(44)	(196)	–	(359)
Cross-currency swaps
Hedge accounting not applied	–	137		–	(58)	(71)	8
Interest rate swaps							–
Fair value hedges	–	–		–	–	(2)	(2)
Cash flow hedges	–	–		(100)	–	–	(100)
Hedge accounting not applied	–	–		–	–	–	–
Commodity contracts
Cash flow hedges	–	–		(15)	–	–	(15)
Hedge accounting not applied	–	–		(1)	–	–	(1)

	121	296		(164)	(277)	(73)	(97)

	Total assets	417			Total liabilities	(514)	(97)

31 December 2013
Foreign exchange derivatives
Fair value hedges	2	–		(6)	–	–	(4)
Cash flow hedges	16	–		(15)	–	–	1
Hedges of net investments in foreign operations	–	4		–	(69)	–	(65)
Hedge accounting not applied	48	116		(32)	(98)	–	34
Cross-currency swaps
Hedge accounting not applied	–	174		–	(32)	(100)	42
Interest rate swaps
Fair value hedges	–	–		–	–	–	–
Cash flow hedges	–	–		(41)	–	–	(41)
Hedge accounting not applied	–	–		–	–	–	–
Commodity contracts
Cash flow hedges	16	–		(2)	–	–	14
Hedge accounting not applied	–	–		–	–	–	–

	82	294		(96)	(199)	(100)	(19)

	Total assets	376			Total liabilities	(395)	(19)

(a)	Swaps that hedge the currency risk on intra-group loans and offset €356 million within ‘Hedges of net investments in foreign operations’ are included within ‘Hedge Accounting not applied’.

118 Financial statements	Unilever Annual Report and Accounts 2014

16C. DERIVATIVES AND HEDGING CONTINUED

MASTER NETTING OR SIMILAR AGREEMENTS

A number of legal entities within our Group enter into derivative transactions under International Swap and Derivatives Association (ISDA) master netting agreements. In general, under such agreements the amounts owed by each counter-party on a single day in respect of all transactions outstanding in the same currency are aggregated into a single net amount that is payable by one party to the other. In certain circumstances such as when a credit event such as a default occurs, all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is payable in settlement of all transactions.

The ISDA agreements do not meet the criteria for offsetting the positive and negative values in the consolidated balance sheet. This is because the Group does not have any currently legally enforceable right to offset recognised amounts, between various Group and bank affiliates, because the right to offset is enforceable only on the occurrence of future credit events such as a default.

The column ‘Related amounts not set off in the balance sheet – Financial instruments’ shows the netting impact of our ISDA agreements, assuming the agreements are respected in the relevant jurisdiction.

(A) FINANCIAL ASSETS

The following financial assets are subject to offsetting, enforceable master netting arrangements and similar agreements.

				Related amounts not set off in the balance sheet
	€ million	€ million	€ million	€ million	€ million	€ million
As at 31 December 2014	Gross amounts of recognised financial assets	Gross amounts of recognised financial liabilities set off in the balance sheet	Net amounts of financial assets presented in the balance sheet	Financial instruments	Cash collateral received	Net amount
Derivative financial assets	773	(356)	417	(246)	(24)	147

As at 31 December 2013

Derivative financial assets	376	–	376	(82)	(5)	289

(B) FINANCIAL LIABILITIES The following financial liabilities are subject to offsetting, enforceable master netting arrangements and similar agreements.
				Related amounts not set off in the balance sheet
	€ million	€ million	€ million	€ million	€ million	€ million
As at 31 December 2014	Gross amounts of recognised financial liabilities	Gross amounts of recognised financial liabilities set off in the balance sheet	Net amounts of financial liabilities presented in the balance sheet	Financial instruments	Cash collateral pledged	Net amount
Derivative financial liabilities	870	(356)	514	(246)	–	268

As at 31 December 2013

Derivative financial liabilities	395	–	395	(82)	–	313

17. INVESTMENT AND RETURN

CASH AND CASH EQUIVALENTS

Cash and cash equivalents in the balance sheet include deposits, investments in money market funds and highly liquid investments. To be classified as cash and cash equivalents, an asset must:

•	be readily convertible into cash;
•	have an insignificant risk of changes in value; and
•	have a maturity period of three months or less at acquisition.

Cash and cash equivalents in the cash flow statement also include bank overdrafts and are recorded at amortised cost.

OTHER FINANCIAL ASSETS

Other financial assets are first recognised on the trade date. At that point, they are classified as:

(i)   held-to-maturity investments;

(ii)  loans and receivables;

(iii) available-for-sale financial assets; or

(iv) financial assets at fair value through profit or loss.

Unilever Annual Report and Accounts 2014	Financial statements 119

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

17. INVESTMENT AND RETURN CONTINUED

(I) HELD-TO-MATURITY INVESTMENTS

These are assets with set cash flows and fixed maturities which Unilever intends to hold to maturity. They are held at cost plus interest using the effective interest method, less any impairment.

(II) LOANS AND RECEIVABLES

These are assets with an established payment profile and which are not listed on a recognised stock exchange. They are initially recognised at fair value, which is usually the original invoice amount plus any directly related transaction costs. Afterwards, loans and receivables are carried at amortised cost, less any impairment.

(III) AVAILABLE-FOR-SALE FINANCIAL ASSETS

Any financial assets not classified as either loans and receivables or financial assets at fair value through profit or loss are designated as available-for-sale. They are initially recognised at fair value, usually the original invoice amount plus any directly related transaction costs. Afterwards, they are measured at fair value with changes being recognised in equity. When the investment is sold or impaired, the accumulated gains and losses are moved from equity to the income statement. Interest and dividends from these assets are recognised in the income statement.

(IV) FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

These are derivatives and assets that are held for trading. Related transaction costs are expensed as incurred. Unless they form part of a hedging relationship, these assets are held at fair value, with changes being recognised in the income statement.

IMPAIRMENT OF FINANCIAL ASSETS

Each year, the Group assesses whether there is evidence that financial assets are impaired. A significant or prolonged fall in value below the cost of an asset generally indicates that an asset may be impaired. If impaired, financial assets are written down to their estimated recoverable amount. Impairment losses on assets classified as loans and receivables are recognised in profit and loss. When a later event causes the impairment losses to decrease, the reduction in impairment loss is also recognised in profit and loss. Impairment losses on assets classified as available-for-sale are recognised by moving the loss accumulated in equity to the income statement. Any subsequent recovery in value of an available-for-sale debt security is recognised within profit and loss. However, any subsequent recovery in value of an equity security is recognised within equity, and is recorded at amortised cost.

17A. FINANCIAL ASSETS

The Group’s treasury function aims to protect the Group’s financial investments, while maximising returns. The Group’s cash resources and other financial assets are shown below.

	€ million	€ million	€ million	€ million	€ million	€ million
Financial assets(a)	Current 2014	Non- current 2014	Total 2014	Current 2013	Non- current 2013	Total 2013
Cash and cash equivalents
Cash at bank and in hand	1,390	–	1,390	834	–	834
Short-term deposits with maturity of less than three months	540	–	540	1,360	–	1,360
Other cash equivalents	221	–	221	91	–	91

	2,151	–	2,151	2,285	–	2,285
Other financial assets
Held-to-maturity investments	17	72	89	72	3	75
Loans and receivables(b)	180	28	208	100	4	104
Available-for-sale financial assets(c)	157	514	671	274	486	760
Financial assets at fair value through profit or loss:
Derivatives	296	–	296	294	–	294
Other	21	101	122	20	12	32

	671	715	1,386	760	505	1,265

Total	2,822	715	3,537	3,045	505	3,550

(a)	For the purposes of notes 15C and 17A, financial assets and liabilities exclude trade and other current receivables and trade payables and other liabilities which are covered in notes 13 and 14 respectively.
(b)	Current loans and receivables include short-term deposits with banks with maturities of longer than three months.
(c)	Current available-for-sale financial assets include government securities and A- or higher rated money and capital market instruments. Non-current available-for-sale financial assets predominantly consist of investments in a number of companies and financial institutions in Europe, India and the US, including €86 million (2013: €84 million) of assets in a trust to fund benefit obligations in the US (see also note 4B on page 97).

120 Financial statements	Unilever Annual Report and Accounts 2014

17A. FINANCIAL ASSETS CONTINUED

Cash and cash equivalents reconciliation to the cash flow statement	€ million 2014	€ million 2013
Cash and cash equivalents per balance sheet	2,151	2,285
Less: bank overdrafts	(241)	(241)

Cash and cash equivalents per cash flow statement	1,910	2,044

Approximately €1.7 billion (or 81%) of the Group’s cash and cash equivalents are held in foreign subsidiaries which repatriate distributable reserves on a regular basis. For most countries this is done through dividends free of tax. In a few countries we face cross-border foreign exchange controls and/or other legal restrictions that inhibit our ability to make these balances available in any means for general use by the wider business. The amount of cash held in these countries was €452 million (2013: €243 million). The cash will generally be invested or held in the relevant country and, given the other capital resources available to the Group, does not significantly affect the ability of the Group to meet its cash obligations.

17B. CREDIT RISK

Credit risk is the risk of financial loss to the Group if a customer or counter-party fails to meet its contractual obligations. Additional information in relation to credit risk on trade receivables is given in note 13. These risks are generally managed by local controllers. Credit risk related to the use of treasury instruments is managed on a Group basis. This risk arises from transactions with financial institutions involving cash and cash equivalents, deposits and derivative financial instruments. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets. To reduce this risk, Unilever has concentrated its main activities with a limited number of counter-parties which have secure credit ratings. Individual risk limits are set for each counter-party based on financial position, credit rating and past experience. Credit limits and concentration of exposures are actively monitored by the Group’s treasury department. Netting agreements are also put in place with Unilever’s principal counter-parties. In the case of a default, these arrangements would allow Unilever to net assets and liabilities across transactions with that counter-party. To further reduce the Group’s credit exposures on derivative financial instruments, Unilever has collateral agreements with Unilever’s principal counter-parties in relation to derivative financial instruments. Under these arrangements, counter-parties are required to deposit securities and/or cash as a collateral for their obligations in respect of derivative financial instruments. At 31 December 2014 the collateral held by Unilever under such arrangements amounted to €24 million (2013: €9 million), of which €24 million (2013: €5 million) was in cash, and €nil (2013: €4 million) was in the form of bond securities. The non-cash collateral has not been recognised as an asset in the Group’s balance sheet.

Further details in relation to the Group’s exposure to credit risk are shown in note 13 and note 16A.

18. FINANCIAL INSTRUMENTS FAIR VALUE RISK

The Group is exposed to the risks of changes in fair value of its financial assets and liabilities. The following table summarises the fair values and carrying amounts of financial instruments.

Fair values of financial assets and financial liabilities	€ million Fair value 2014	€ million Fair value 2013	€ million Carrying amount 2014	€ million Carrying amount 2013
Financial assets
Cash and cash equivalents	2,151	2,285	2,151	2,285
Held-to-maturity investments	89	75	89	75
Loans and receivables	208	104	208	104
Available-for-sale financial assets	671	760	671	760
Financial assets at fair value through profit or loss:
Derivatives	296	294	296	294
Other	122	32	122	32

	3,537	3,550	3,537	3,550
Financial liabilities
Preference shares	(108)	(114)	(68)	(68)
Bank loans and overdrafts	(1,119)	(1,067)	(1,114)	(1,067)
Bonds and other loans	(11,417)	(10,162)	(10,573)	(9,594)
Finance lease creditors	(224)	(217)	(199)	(204)
Derivatives	(350)	(299)	(350)	(299)
Other financial liabilities	(418)	(269)	(418)	(269)

	(13,636)	(12,128)	(12,722)	(11,501)

The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature. The instruments that have a fair value that is different from the carrying amount are classified as Level 2 for both 2013 and 2014.

Unilever Annual Report and Accounts 2014	Financial statements 121

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

18. FINANCIAL INSTRUMENTS FAIR VALUE RISK CONTINUED

FAIR VALUE HIERARCHY

The fair values shown above have been classified into three categories depending on the inputs used in the valuation technique. The categories used are as follows:

•	Level 1: quoted prices for identical instruments;
•	Level 2: directly or indirectly observable market inputs, other than Level 1 inputs; and
•	Level 3: inputs which are not based on observable market data.

For assets and liabilities which are carried at fair value, the classification of fair value calculations by category is summarised below:

		€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Notes	Level 1 2014	Level 1 2013	Level 2 2014	Level 2 2013	Level 3 2014	Level 3 2013	Total fair value 2014	Total fair value 2013
Assets at fair value
Other cash equivalents	17A	–	–	221	91	–	–	221	91
Available-for-sale financial assets	17A	15	8	158	276	498	476	671	760
Financial assets at fair value through profit or loss:
Derivatives(a)	16C	–	–	417	376	–	–	417	376
Other	17A	119	25	–	–	3	7	122	32

Liabilities at fair value
Derivatives(b)	16C	–	–	(514)	(395)	–	–	(514)	(395)

(a)	Includes €121 million (2013: €82 million) derivatives, reported within trade receivables, that hedge trading activities.
(b)	Includes €(164) million (2013: €(96) million) derivatives, reported within trade payables, that hedge trading activities.

There were no significant changes in classification of fair value of financial assets and financial liabilities since 31 December 2013. There were also no significant movements between the fair value hierarchy classifications since 31 December 2013.

The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature.

Reconciliation of Level 3 fair value measurements of financial assets is given below:

Reconciliation of movements in Level 3 valuations	€ million 2014	€ million 2013
1 January	483	506
Gains and losses recognised in profit and loss	(3)	2
Gains and losses recognised in other comprehensive income	17	(5)
Purchases and new issues	4	29
Sales and settlements	–	(49)
Transfers into Level 3	–	–
Transfers out of Level 3	–	–

31 December	501	483

SIGNIFICANT UNOBSERVABLE INPUTS USED IN LEVEL 3 FAIR VALUES

The only individually material asset valued using Level 3 techniques is a particular unlisted investment with a carrying value at year end of €189 million (2013: €190 million). A change in one or more of the inputs to reasonably possible alternative assumptions would not change fair value significantly.

CALCULATION OF FAIR VALUES

The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2013.

ASSETS AND LIABILITIES CARRIED AT FAIR VALUE

•	The fair values of quoted investments falling into Level 1 are based on current bid prices.
•	The fair values of unquoted available-for-sale financial assets are based on recent trades in liquid markets, observable market rates, discounted cash flow analysis and statistical modelling techniques such as Monte Carlo simulation. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.
•	Derivatives are valued using valuation techniques with market observable inputs. The models incorporate various inputs including the credit quality of counter-parties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodities.
•	For listed securities where the market is not liquid, and for unlisted securities, valuation techniques are used. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same and discounted cash flow calculations.

122 Financial statements	Unilever Annual Report and Accounts 2014

18. FINANCIAL INSTRUMENTS FAIR VALUE RISK CONTINUED

OTHER FINANCIAL ASSETS AND LIABILITIES (FAIR VALUES FOR DISCLOSURE PURPOSES ONLY)

•	Cash and cash equivalents, trade and other current receivables, bank loans and overdrafts, trade payables and other current liabilities have fair values that approximate to their carrying amounts due to their short-term nature.
•	The fair values of preference shares and listed bonds are based on their market value.
•	Non-listed bonds, other loans, bank loans and non-current receivables and payables are based on the net present value of the anticipated future cash flows associated with these instruments using rates currently available for debt on similar terms, credit risk and remaining maturities.
•	Fair values for finance lease creditors have been assessed by reference to current market rates for comparable leasing arrangements.

POLICIES AND PROCESSES USED IN RELATION TO THE CALCULATION OF LEVEL 3 FAIR VALUES

Assets valued using Level 3 valuation techniques are primarily made up of long-term cash receivables and unlisted investments. Valuation techniques used are specific to the circumstances involved. Unlisted investments include €136 million (2013: €132 million) of investments within Unilever Ventures Limited. These investments are governed and administered by a dedicated management team. The remaining assets in this category are held across several locations and valuations are managed locally, with oversight from corporate management.

19. PROVISIONS

Provisions are recognised where a legal or constructive obligation exists at the balance sheet date, as a result of a past event, where the amount of the obligation can be reliably estimated and where the outflow of economic benefit is probable.

Provisions				€ million 2014	€ million 2013
Due within one year				418	379
Due after one year				916	892

Total provisions				1,334	1,271

	€ million	€ million	€ million	€ million	€ million
Movements during 2014	Restructuring	Legal	Disputed indirect taxes	Other	Total
1 January 2014	236	167	686	182	1,271
Income statement:
Charges	216	89	404	47	756
Releases	(58)	(18)	(328)	(30)	(434)
Utilisation	(190)	(12)	(54)	(20)	(276)
Currency translation	11	2	(2)	6	17

31 December 2014	215	228	706	185	1,334

The provision for legal includes provisions related to competition cases (see also note 20).

The provision for disputed indirect taxes is comprised of a number of small disputed items. The largest elements relate to disputes with Brazilian authorities. Due to the nature of the disputes, the timing of provision utilisation and any cash outflows is uncertain. The majority of disputed items attract an interest charge.

No individual items within the remaining provisions are significant. Unilever expects that the issues relating to these restructuring, legal and other provisions will be substantively resolved within five years.

Unilever Annual Report and Accounts 2014	Financial statements 123

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

20. COMMITMENTS AND CONTINGENT LIABILITIES

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership. All other leases are classified as operating leases.

Assets held under finance leases are initially recognised at the lower of fair value at the date of commencement of the lease and the present value of the minimum lease payments. Subsequent to initial recognition, these assets are accounted for in accordance with the accounting policy relating to that specific asset. The corresponding liability is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance costs in the income statement and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.

Lease payments under operating leases are charged to the income statement on a straight-line basis over the term of the lease.

Contingent liabilities are either possible obligations that will probably not require a transfer of economic benefits, or present obligations that may, but probably will not, require a transfer of economic benefits. It is not appropriate to make provisions for contingent liabilities, but there is a chance that they will result in an obligation in the future.

	€ million	€ million	€ million	€ million	€ million	€ million
Long-term finance lease commitments	Future minimum lease payments 2014	Finance cost 2014	Present value 2014	Future minimum lease payments 2013	Finance cost 2013	Present value 2013
Buildings(a)	283	102	181	290	103	187
Plant and machinery	22	4	18	22	5	17

	305	106	199	312	108	204

The commitments fall due as follows:
Within 1 year	25	12	13	25	10	15
Later than 1 year but not later than 5 years	108	36	72	107	36	71
Later than 5 years	172	58	114	180	62	118

	305	106	199	312	108	204
(a) All leased land is classified as operating leases. The table below shows the net book value of property, plant and equipment under a number of finance lease agreements.
				€ million	€ million	€ million
Net book value				Buildings	Plant and equipment	Total
Cost				218	148	366
Accumulated depreciation				(69)	(124)	(193)

31 December 2014				149	24	173

Cost				211	141	352
Accumulated depreciation				(57)	(119)	(176)

31 December 2013				154	22	176
The Group has sublet part of the leased properties under finance leases. Future minimum sublease payments of €38 million (2013: €30 million) are expected to be received.
					€ million	€ million
Long-term operating lease commitments					2014	2013
Land and buildings					1,903	1,328
Plant and machinery					424	459

					2,327	1,787

			€ million	€ million	€ million	€ million
Operating lease and other commitments fall due as follows:			Operating leases 2014	Operating leases 2013	Other commit- ments 2014	Other commit- ments 2013
Within 1 year			390	335	1,034	906
Later than 1 year but not later than 5 years			1,171	913	950	778
Later than 5 years			766	539	41	25

			2,327	1,787	2,025	1,709

124 Financial statements	Unilever Annual Report and Accounts 2014

20. COMMITMENTS AND CONTINGENT LIABILITIES CONTINUED

The Group has sublet part of the leased properties under operating leases. Future minimum sublease payments of €7 million (2013: €12 million) are expected to be received.

Other commitments principally comprise commitments under contracts to purchase materials and services. They do not include commitments for capital expenditure, which are reported in note 10 on page 105.

Contingent liabilities arise in respect of litigation against group companies, investigations by competition, regulatory and fiscal authorities and obligations arising under environmental legislation. The estimated total of such contingent liabilities at 31 December 2014 was €1,406 million (2013: €719 million) of which €1,250 million (2013: €561 million) represents the maximum exposure related to assessments in Brazil regarding a local corporate reorganisation in 2001, as explained further below. The Group does not believe that any of these contingent liabilities will result in a material loss.

LEGAL PROCEEDINGS

The Group is involved from time to time in legal and arbitration proceedings arising in the ordinary course of business.

As previously disclosed, along with other consumer products companies and retail customers, Unilever is involved in a number of ongoing investigations by national competition authorities. These proceedings and investigations are at various stages and concern a variety of product markets. In the second half of 2013 Unilever recognised provisions of €120 million related to these cases, disclosed within non-core items. In the second half of 2014 these provisions were increased by a further €30 million.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever’s policy to co-operate fully with competition authorities whenever questions or issues arise. In addition, the Group continues to reinforce and enhance our internal competition law compliance programme on an ongoing basis. As disclosed above, where specific issues arise provisions are made and contingent liabilities disclosed to the extent appropriate.

During 2004 in Brazil, and in common with many other businesses operating in that country, one of our Brazilian subsidiaries received a notice of infringement from the Federal Revenue Service. The notice alleges that a 2001 reorganisation of our local corporate structure was undertaken without valid business purpose. The 2001 reorganisation was comparable with restructurings done by many companies in Brazil. The original dispute was resolved in the courts in the Group’s favour. However, in 2013 a new assessment was raised in respect of a similar matter. Additionally, during the course of 2014 another notice of infringement was issued based on the same grounds argued in the previous assessments. The Group believes that the likelihood of a successful challenge by the tax authorities is low, however, there can be no guarantee of success in court.

In many markets, there is a high degree of complexity involved in the local tax regimes. In common with other businesses operating in this environment, the Group is required to exercise judgement in the assessment of any potential exposures in these areas. Where appropriate, the Group will make provisions or disclose contingencies in accordance with the relevant accounting principles.

21. ACQUISITIONS AND DISPOSALS

Business combinations are accounted for using the acquisition accounting method as at the acquisition date, which is the date at which control is transferred to the Group.

Goodwill is measured at the acquisition date as the fair value of consideration transferred, plus non-controlling interests and the fair value of any previously held equity interests less the net recognised amount (which is generally fair value) of the identifiable assets and liabilities assumed. Consideration transferred does not include amounts related to settlement of pre-existing relationships. Such amounts are generally recognised in net profit.

Transaction costs are expensed as incurred, other than those incurred in relation to the issue of debt or equity securities. Any contingent consideration payable is measured at fair value at the acquisition date. Subsequent changes in the fair value of contingent consideration are recognised in net profit.

Changes in ownership that do not result in a change of control are accounted for as equity transactions and therefore do not have any impact on goodwill. The difference between consideration and the non-controlling share of net assets acquired is recognised within equity.

2014

On 16 January 2014 the Group signed an agreement to sell its Royal pasta brand in the Philippines to RFM Corporation, for US $48 million.

On 7 March 2014 the Group acquired a 55% equity stake in the Qinyuan Group, a leading Chinese water purification business for an undisclosed amount.

On 1 April 2014 the Group completed the sale of its meat snacks business, including the Bifi and Peperami brands, to Jack Link’s for an undisclosed amount.

Unilever Annual Report and Accounts 2014	Financial statements 125

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

21. ACQUISITIONS AND DISPOSALS CONTINUED

On 30 June 2014 the Group completed the sale of its global Ragu and Bertolli pasta sauce business to Mizkan Group for a total cash consideration of approximately US $2.15 billion.

On 10 July 2014 the Group sold its Slim•Fast brand to Kainos Capital for an undisclosed amount. Unilever will retain a minority stake in the business.

On 2 December 2014 the Group acquired Talenti Gelato & Sorbetto for an undisclosed amount.

On 22 December 2014 the Group announced the purchase of the Camay brand globally and the Zest brand outside of North America and the Caribbean from The Procter & Gamble Company. The transaction, for an undisclosed amount, is expected to close during the first half of 2015 subject to necessary regulatory approvals.

2013

On 3 January 2013 the Group announced that it has signed a definitive agreement to sell its global Skippy business to Hormel Foods for a total cash consideration of approximately US $700 million. The transaction completed on 31 January 2013, excluding the portion operated out of China, which completed on 26 November 2013.

On 8 April 2013 Unilever Czech Republic signed an agreement to acquire the SAVO and other consumer brands from Bochemie. This completed on 1 July 2013.

On 26 July 2013 Unilever signed an agreement to sell its Unipro bakery & industrial oils business in Turkey to AAK for an undisclosed sum. This completed on 2 September 2013.

On 6 September 2013 Unilever announced that it has entered into a definitive agreement to acquire T2, a premium Australian tea business, for an undisclosed amount. This completed on 3 October 2013.

On 1 October 2013 the Group completed the sale of its Wish-Bone and Western dressings brands to Pinnacle Foods Inc. for a total cash consideration of approximately US $580 million.

On 19 November 2013 Unilever signed an agreement for the sale of its Soft & Beautiful, TCB and Pro-Line Comb-Thru brands to Strength of Nature for an undisclosed amount. The sale excludes TCB’s business in Africa.

The table below shows the impact of all disposals during the year on the Group. The results of disposed businesses are included in the consolidated financial statements up to their date of disposal:

Disposals	€ million 2014	€ million 2013	€ million 2012
Goodwill and intangible assets	229	189	29
Other non-current assets	106	43	35
Current assets	50	59	38
Trade creditors and other payables	(5)	(8)	(2)

Net assets sold	380	283	100
(Gain)/loss on recycling of currency retranslation on disposal	(76)	–	–
Profit on sale attributable to Unilever	1,392	733	117

Consideration	1,696	1,016	217

Cash	1,727	1,030	229
Cash balances of businesses sold	(4)	–	–
Financial assets, cash deposits and financial liabilities of businesses sold	–	–	(9)
Non-cash items and deferred consideration	(27)	(14)	(3)

The following table sets out the effect of acquisitions in 2014, 2013 and 2012 on the consolidated balance sheet. The fair values currently established for all acquisitions made in 2014 are provisional. The goodwill arising on these transactions has been capitalised and is subject to an annual review for impairment (or more frequently if necessary) in accordance with our accounting policies as set out in note 9 on page 103. Any impairment is charged to the income statement as it arises. Detailed information relating to goodwill is given in note 9 on pages 103 to 105.

Acquisitions	€ million 2014	€ million 2013	€ million 2012
Net assets acquired	240	55	10
Goodwill arising in subsidiaries	184	62	10

Consideration	424	117	20

126 Financial statements	Unilever Annual Report and Accounts 2014

22. ASSETS AND LIABILITIES HELD FOR SALE

Non-current assets and groups of assets and liabilities which comprise disposal groups are classified as ‘held for sale’ when all of the following criteria are met: a decision has been made to sell; the assets are available for sale immediately; the assets are being actively marketed; and a sale has been agreed or is expected to be concluded within 12 months of the balance sheet date.

Immediately prior to classification as held for sale, the assets or groups of assets are remeasured in accordance with the Group’s accounting policies. Subsequently, assets and disposal groups classified as held for sale are valued at the lower of book value or fair value less disposal costs. Assets held for sale are not depreciated.

	€ million 2014	€ million 2013
Groups of assets held for sale
Goodwill and intangibles	12	3
Property, plant and equipment	4	24
Inventories	1	1
Trade and other receivables	1	1
Other	5	3

	23	32
Non-current assets held for sale

Property, plant and equipment	24	60

Liabilities held for sale

Liabilities associated with assets held for sale	1	4

23. RELATED PARTY TRANSACTIONS

A related party is a person or entity that is related to the Group. These include both people and entities that have, or are subject to, the influence or control of the Group.

The following related party balances existed with associate or joint venture businesses at 31 December:

Related party balances	€ million 2014	€ million 2013
Trading and other balances due from joint ventures	105	130
Trading and other balances due from/(to) associates	–	–

JOINT VENTURES

Sales by Unilever group companies to Unilever Jerónimo Martins and Pepsi Lipton joint ventures were €106 million and €51 million in 2014 (2013: €92 million and €51 million) respectively. Sales from Unilever Jerónimo Martins and from Pepsi Lipton joint ventures to Unilever group companies were €46 million and €54 million in 2014 (2013: €43 million and €52 million) respectively. Balances owed by/(to) Unilever Jerónimo Martins and Pepsi Lipton joint ventures at 31 December 2014 were €112 million and €(6) million (2013: €117 million and €(4) million) respectively.

ASSOCIATES

Langholm Capital Partners invests in private European companies with above-average longer-term growth prospects. Langholm Capital II was launched in 2009. Unilever has invested €35 million in Langholm II, with an outstanding commitment at the end of 2014 of €40 million (2013: €42 million).

Unilever Annual Report and Accounts 2014	Financial statements 127

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

24. PURCHASE OF ESTATE SHARES CONVERTIBLE TO UNILEVER PLC SHARES IN 2038

The first Viscount Leverhulme was the founder of the company which became Unilever PLC. When he died in 1925, he left in his will a large number of PLC shares in various trusts. When the will trusts were varied in 1983, the interests of the beneficiaries of his will were also preserved. Four classes of special shares were created in Margarine Union (1930) Limited, a subsidiary of PLC.

One of these classes of shares (‘Estate shares’) has rights that enable it to be converted at the end of the year 2038 to 70,875,000 Unilever PLC ordinary shares. Before this date, these shares have no rights to dividends nor do they allow early conversion. There are 20,000 Estate shares with a nominal value of £0.01 each.

On 19 May 2014, Unilever PLC purchased all of the Estate shares for a cash consideration of £715 million plus transaction costs. The resulting loss of €880 million, being the difference between the nominal value and the amount paid, has been recorded in retained earnings. Unilever intends to cancel these shares.

25. REMUNERATION OF AUDITORS

This note includes all amounts paid to the Group’s auditors, whether in relation to their audit of the Group or otherwise.

Following a competitive tender process KPMG LLP and KPMG Accountants N.V. (together referred to as “KPMG”) were appointed as the Group’s auditor for the year ended 31 December 2014 at the Annual General Meetings on 14 May 2014. PricewaterhouseCoopers LLP and PricewaterhouseCoopers Accountants N.V. (together referred to as “PricewaterhouseCoopers”) served as Group auditor for the years ended 31 December 2013 and 2012. Remuneration of the Group’s auditor in respect of 2014 was payable to KPMG while in respect of 2013 and 2012 remuneration was payable to PricewaterhouseCoopers.

During the year the Group (including its subsidiaries) obtained the following services from the Group auditor and its associates:

	€ million 2014		€ million 2013	€ million 2012
Fees payable to the Group’s auditor for the audit of the consolidated and parent company accounts of Unilever N.V. and Unilever PLC(a)	5		6	7
Fees payable to the Group’s auditor for the audit of accounts of subsidiaries of Unilever N.V. and Unilever PLC pursuant to legislation(b)	9		10	11

Total statutory audit fees(c)	14		16	18

Audit-related assurance services	–	(d)	3	2
Other taxation advisory services	–	(d)	1	1
Services relating to corporate finance transactions	–		–	–
Other assurance services	–	(d)	–	–
All other non-audit services	–	(d)	1	–

(a)	Of which:
€1 million was payable to KPMG Accountants N.V. (PricewaterhouseCoopers Accountants N.V. 2013: €1 million; and 2012: €1 million) and €4 million was payable to KPMG LLP (PricewaterhouseCoopers LLP 2013 €5 million; 2012: €6 million).
(b)	Comprises fees payable to the KPMG network of independent member firms affiliated with KPMG International Cooperative for audit work on statutory financial statements and Group reporting returns of subsidiary companies in 2014 (2013 and 2012: PricewaterhouseCoopers International Limited).
(c)	Amount payable to KPMG in respect of services supplied to associated pension schemes was less than €1 million individually and in aggregate (PricewaterhouseCoopers 2013: €1 million; and 2012: €1 million).
(d)	Amounts paid in relation to each type of service are less than €1 million individually and in aggregate.

26. EVENTS AFTER THE BALANCE SHEET DATE

Where events occurring after the balance sheet date provide evidence of conditions that existed at the end of the reporting period, the impact of these events is adjusted within the financial statements. Otherwise, events after the balance sheet date of a material size or nature are disclosed below.

On 20 January 2015 Unilever announced a quarterly dividend with the 2014 fourth quarter results of €0.2850 per NV ordinary share and £0.2177 per PLC ordinary share.

On 3 February 2015 Unilever issued a €750 million 0.50% fixed rate bond which will mature in seven years.

128 Financial statements	Unilever Annual Report and Accounts 2014

27. PRINCIPAL GROUP COMPANIES AND NON-CURRENT INVESTMENTS

AS AT 31 DECEMBER 2014

The companies listed below and on page 130 are those which, in the opinion of the Directors, principally affect the amount of profit and assets shown in the Unilever Group financial statements. The Directors consider that those companies not listed are not significant in relation to Unilever as a whole.

Full information as required by Articles 2:379 and 2:414 of the Dutch Civil Code has been filed by Unilever N.V. with the Commercial Registry in Rotterdam. In this filing a list of Dutch companies has been included for which NV has issued a declaration of assumption of liability in accordance with Article 2:403 of the Dutch Civil Code.

Particulars of PLC group companies and other significant holdings as required by the UK Companies Act 2006 will be annexed to the next Annual Return of Unilever PLC.

Unless otherwise indicated, the companies are incorporated and principally operate in the countries under which they are shown.

The aggregate percentage of equity capital directly or indirectly held by NV or PLC is shown in the margin, except where it is 100%. All these percentages are rounded to the nearest whole number.

The percentages of Unilever’s shareholdings held either directly or indirectly by NV and PLC are identified in the tables according to the following code:

NV 100%	a
PLC 100%	b
NV 55%; PLC 45%	c
NV 65%; PLC 35%	d
NV 15%; PLC 85%	e
NV 12%; PLC 88%	f
NV 64%; PLC 36%	g
NV 66%; PLC 34%	h
NV 6%; PLC 94%	i

Due to the inclusion of certain partnerships in the consolidated group financial statements of Unilever, para 264(b) of the German trade law grants an exemption from the duty to prepare individual statutory financial statements and management reports in accordance with the requirements for limited liability companies and to have these audited and published.

GROUP COMPANIES

%		Ownership
Argentina
	Unilever de Argentina S.A.	d
Australia
	Unilever Australia Ltd.	b
Belgium
	Unilever Belgium NV/SA	a
Brazil
	Unilever Brasil Ltda.	d
Canada
	Unilever Canada Inc.	d

%		Ownership
Chile
	Unilever Chile SA	d
China
	Unilever Services (He Fei) Co Limited	a
France
99	Unilever France	d
Germany
	Maizena Grundstücksverwaltung GmbH & Co. OHG	g
	Pfanni GmbH & Co. OHG Stavenhagen	d
	Unilever Deutschland GmbH	d
	Unilever Deutschland Holding GmbH	d
	Unilever Deutschland Immobilien Leasing GmbH & Co. OHG	h
	Unilever Deutschland Produktions GmbH & Co. OHG	d
	Unilever Deutschland IPR GmbH & Co. OHG	d
Greece
	Elais Unilever Hellas SA	a
India
67	Hindustan Unilever Ltd.(i)	b
Indonesia
85	P.T. Unilever Indonesia Tbk	d
Italy
	Unilever Italy Holdings Srl	a
Japan
	Unilever Japan K.K.	a
Mexico
	Unilever de México S. de R.L. de C.V.	d
The Netherlands
	Mixhold B.V.	d
	Unilever Finance International B.V.	a
Unilever N.V.(ii)
	Unilever Nederland B.V.	a
	UNUS Holding B.V.	c
Poland
	Unilever Polska S.A.	b
Russia
	OOO Unilever Rus	f
Singapore
	Unilever Asia Private Limited	a
South Africa
74	Unilever South Africa (Pty) Limited	e
Spain
	Unilever España S.A.	a
Sweden
	Unilever Sverige AB	a
Switzerland
	Unilever Americas Supply Chain Company AG	a
	Unilever Finance International AG	a
	Unilever Supply Chain Company AG	a
	Unilever Schweiz GmbH	a
Thailand
	Unilever Thai Trading Ltd.	d
Turkey
99	Unilever Sanayi ve Ticaret Türk A.S,.	d

(i)	As at 31 December 2014 Unilever PLC directly held 1,114,370,148 INR 1.00 ordinary shares of Hindustan Unilever Limited.
(ii)	See ‘Basis of consolidation’ in note 1 on page 88.

Unilever Annual Report and Accounts 2014	Financial statements 129

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

27. PRINCIPAL GROUP COMPANIES AND NON-CURRENT INVESTMENTS CONTINUED

%		Ownership
United Kingdom
	Unilever UK Ltd.	i
Unilever PLC(ii)
	Unilever U.K. Holdings Ltd.	b
	Unilever UK & CN Holdings Ltd.	b
United States of America
	Alberto – Culver USA, Inc.	c
	Conopco, Inc.	c
	Unilever Capital Corporation	c
	Unilever United States, Inc.	c
(ii) See ‘Basis of consolidation’ in note 1 on page 88.
Joint ventures
%		Ownership
Portugal
55	Unilever Jerónimo Martins, Lda	b
United States of America
50	Pepsi/Lipton Partnership	c

In addition, we have revenues either from our own operations or otherwise in the following locations: Albania, Algeria, Andorra, Angola, Antigua, Armenia, Austria, Azerbaijan, Bahamas, Bahrain, Bangladesh, Barbados, Belarus, Belize, Benin, Bolivia, Bosnia and Herzegovina, Botswana, Brunei, Bulgaria, Burkina Faso, Burundi, Cambodia, Cameroon, Cape Verde, Central African Republic, Chad, Colombia, Comoros, Congo, Costa Rica, Côte d’Ivoire, Croatia, Cuba, Cyprus, Czech Republic, Democratic Republic of Congo, Denmark, Djibouti, Dominica, Dominican Republic, Ecuador, Egypt, El Salvador, Equatorial Guinea, Eritrea, Estonia, Ethiopia, Fiji, Finland, French Guiana, Gabon, Gambia, Georgia, Ghana, Grenada, Guadeloupe, Guatemala, Guinea, Guinea-Bissau, Guyana, Haiti, Honduras, Hong Kong, Hungary, Iceland, Iran, Iraq, Ireland, Israel, Jamaica, Jordan, Kazakhstan, Kenya, Kiribati, Kuwait, Kyrgyzstan, Lao People’s Democratic Republic, Latvia, Lebanon, Lesotho, Liberia, Libya, Liechtenstein, Lithuania, Luxembourg, Macao, Macedonia, Madagascar, Malawi, Malaysia, Mali, Malta, Martinique, Mauritania, Mauritius, Micronesia (Federated States of), Moldova (Republic of), Monaco, Mongolia, Montenegro, Morocco, Mozambique, Myanmar, Namibia, Nepal, New Zealand, Nicaragua, Niger, Nigeria, Norway, Oman, Pakistan, Palau, Palestine, Panama, Papua New Guinea, Paraguay, Peru, Philippines, Portugal, Qatar, Romania, Rwanda, Saint Kitts and Nevis, Saint Lucia, Saint Vincent and the Grenadines, Samoa, San Marino, Saudi Arabia, Senegal, Serbia, Seychelles, Sierra Leone, Slovakia, Slovenia, Solomon Islands, Somalia, South Korea, South Sudan, Sri Lanka, Sudan, Suriname, Swaziland, Syria, Taiwan, Tajikistan, Tanzania, Timor-Leste, Togo, Tonga, Trinidad & Tobago, Tunisia, Turkmenistan, Uganda, Ukraine, United Arab Emirates, Uruguay, Uzbekistan, Vanuatu, Venezuela, Vietnam, Yemen, Zambia and Zimbabwe.

130 Financial statements	Unilever Annual Report and Accounts 2014

COMPANY ACCOUNTS

UNILEVER N.V.

BALANCE SHEET

AS AT 31 DECEMBER

	€ million 2014	€ million 2013
Intangible assets	1,217	1,311
Investments in subsidiaries	29,240	28,381
Debtors due after more than one year	782	–

Total non-current assets	31,239	29,692

Debtors due within one year	4,462	4,960
Deferred taxation	–	19
Cash at bank and in hand	5	3

Total current assets	4,467	4,982
Liabilities due within one year	(26,181)	(24,561)

Net current assets/(liabilities)	(21,714)	(19,579)

Total assets less current liabilities	9,525	10,113

Liabilities due after more than one year	864	1,865

Provisions for liabilities and charges (excluding pensions and similar obligations)	75	97

Net pension liability	117	100

Capital and reserves	8,469	8,051
Called up share capital	275	275
Share premium account	20	20
Legal reserves	16	16
Other reserves	(3,325)	(3,237)
Profit retained	11,483	10,977

Total capital employed	9,525	10,113
PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER
	€ million 2014	€ million 2013
Income from fixed investments after taxation	2,064	1,558
Other income and expenses	157	124

Profit for the year	2,221	1,682

For the information required by Article 2:392 of the Dutch Civil Code, refer to pages 135 and 136. Pages 132 to 134 are part of the notes to the Unilever N.V. company accounts.

The company accounts of Unilever N.V. are included in the consolidated accounts of the Unilever Group. Therefore, and in accordance with Article 2:402 of the Dutch Civil Code, the profit and loss account only reflects the income from fixed investments after taxation and other income and expenses after taxes. Under the terms of Financial Reporting Standard 1 (revised 1996) ‘Cash Flow Statements’ (FRS 1) a cash flow statement is not included, as the cash flows are included in the consolidated cash flow statement of Unilever Group.

Unilever Annual Report and Accounts 2014	Financial statements 131

NOTES TO THE COMPANY ACCOUNTS

UNILEVER N.V.

ACCOUNTING INFORMATION AND POLICIES

BASIS OF PREPARATION

The company accounts of Unilever N.V. comply in all material respects with legislation in the Netherlands. As allowed by Article 2:362.1 of the Dutch Civil Code, the company accounts are prepared in accordance with United Kingdom accounting standards, unless such standards conflict with the Civil Code in the Netherlands which would in such case prevail.

The accounts are prepared under the historical cost convention unless otherwise indicated, in accordance with the accounting policies set out below which have been consistently applied.

ADOPTION OF FRS 101 IN 2015

In 2012, the FRC, being the standard setting body in the UK, published FRS 101 ‘Reduced Disclosure Framework’ which is available to qualifying entities that prepare their annual report and accounts under EU adopted IFRS (International Financial Reporting Standards). This outlines a reduced disclosure framework available to qualifying entities and all UK entities will be required to adopt this or an alternative standard in 2015.

Unilever N.V. intends to prepare its accounts under FRS 101 for the first time in 2015. The consolidated accounts for the Group will continue to be prepared under full IFRS. The Board considers that it is in the best interests of the Group for Unilever N.V. to adopt FRS 101 ‘Reduced Disclosure Framework’.

A shareholder or shareholders holding in aggregate 5% or more of the total allotted shares in Unilever N.V. may serve objections to the use of the disclosure exemptions on Unilever N.V., in writing, to its registered office (Weena 455, PO Box 760, 3000 DK Rotterdam, The Netherlands) not later than 30 June 2015 and, if so received, Unilever N.V. may not use these disclosure exemptions.

ACCOUNTING POLICIES

The principal accounting policies are as follows:

INTANGIBLE ASSETS

Intangible assets are amortised in the profit and loss account over their expected useful lives of up to a maximum of 20 years. These assets are held at cost less accumulated amortisation. They are subject to review for impairment in accordance with United Kingdom Financial Reporting Standard 11 ‘Impairment of Fixed Assets and Goodwill’ (FRS 11). Any impairment is charged to the profit and loss account as it arises.

INVESTMENTS IN SUBSIDIARIES

Shares in group companies are stated at cost less any amounts written off to reflect a permanent impairment. Any impairment is charged to the profit and loss account as it arises. In accordance with Article 2:385.5 of the Dutch Civil Code, Unilever N.V. shares held by Unilever N.V. subsidiaries are deducted from the carrying value of those subsidiaries. This differs from the accounting treatment under UK GAAP, which would require these amounts to be included within investments in subsidiaries.

FINANCIAL INSTRUMENTS

NV accounting policies under United Kingdom generally accepted accounting principles (UK GAAP) namely FRS 25 ‘Financial Instruments: Presentation’, FRS 26 ‘Financial Instruments: Measurement’ and FRS 29 ‘Financial Instruments: Disclosures’ are the same as the Unilever Group’s accounting policies under IFRS namely IAS 32 ‘Financial Instruments: Presentation’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 7: ‘Financial Instruments: Disclosures’.

The policies are set out under the heading ‘Capital and funding’ in note 15 to the consolidated accounts on pages 109 and 110. NV is taking advantage of the exemption for not providing all the financial instruments disclosures, because IFRS 7 disclosures are given in note 15 to note 18 to the consolidated accounts on pages 109 to 123.

DEFERRED TAXATION

Full provision is made for deferred taxation on all significant timing differences arising from the recognition of items for taxation purposes in different periods from those in which they are included in NV accounts. Full provision is made at the rates of tax prevailing at the year end unless future rates have been enacted or substantively enacted. Deferred tax assets and liabilities have not been discounted.

OWN SHARES HELD

Own shares held by NV are accounted for in accordance with Dutch law and UK GAAP, namely FRS 25 ‘Financial Instruments: Presentation’. All differences between the purchase price of the shares held to satisfy options granted and the proceeds received for the shares, whether on exercise or lapse, are charged to other reserves. In respect to option plans, disclosures are given in note 4C to the consolidated accounts on pages 98 and 99.

RETIREMENT BENEFITS

Unilever N.V. has accounted for pensions and similar benefits under the United Kingdom Financial Reporting Standard 17 ‘Retirement benefits’ (FRS 17). The operating and financing costs of defined benefit plans are recognised separately in the profit and loss account; service costs are systematically spread over the service lives of employees, and financing costs are recognised in the periods in which they arise. Variations from expected costs, arising from the experience of the plans or changes in actuarial assumptions, are recognised immediately in equity. The costs of individual events such as past service benefit enhancements, settlements and curtailments are recognised immediately in the profit and loss account. The liabilities and, where applicable, the assets of defined benefit plans are recognised at fair value in the balance sheet. The charges to the profit and loss account for defined contribution plans are NV contributions payable and the assets of such plans are not included in NV’s balance sheet.

DIVIDENDS

Under Financial Reporting Standard 21 ‘Events after the Balance Sheet Date’ (FRS 21), proposed dividends do not meet the definition of a liability until such time as they have been approved by shareholders at the Annual General Meeting. Therefore, we do not recognise a liability in any period for dividends that have been proposed but will not be approved until after the balance sheet date. This holds for external dividends as well as intra-group dividends paid to the parent company.

TAXATION

Unilever N.V. together with certain of its subsidiaries, is part of a tax group for Dutch corporate income tax purposes. Unilever N.V. is the head of the fiscal unity. The members of the fiscal unity are jointly and severally liable for any taxes payable by this group. The external payable to or receivable from the Dutch Tax Authorities, is only included in the books of Unilever N.V. and this amount relates to the fiscal unity comprising all entities except for Unilever Nederland Holdings B.V., Univest Company B.V. and Unilever Insurances N.V. The amounts for the other entities are settled between Unilever N.V. and these entities via intercompany transactions.

132 Financial statements	Unilever Annual Report and Accounts 2014

PROVISIONS

Provisions are recognised where a legal or constructive obligation exists at the balance sheet date, as a result of a past event, where the amount of the obligation can be reliably estimated and where the outflow of economic benefit is probable. Provisions are measured on the basis of the best estimate of the amounts required to settle the obligations at the balance sheet date. Unless indicated otherwise, provisions are stated at the face value of the expenditure expected to be required to settle the obligations.

FINANCIAL GUARANTEES

Where the Company enters into financial guarantee contracts to guarantee the indebtedness of other companies within its group, the company considers these to be insurance arrangements and accounts for them as such. In this respect, the Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee.

INTANGIBLE ASSETS

	€ million 2014	€ million 2013
1 January	1,311	1,010
Additions(a)	109	398
Decreases(a)	(108)	–
Amortisation	(95)	(97)

31 December	1,217	1,311

(a)	The increase and decrease in intangible assets relates to the transfer of the economic ownership of trademark rights.

INVESTMENTS IN SUBSIDIARIES

	€ million 2014	€ million 2013
1 January	28,381	28,400
Additions(b)	859	10
Decreases	–	(29)

31 December	29,240	28,381

(b)	The increase relates to the investment in shares in a group company. In respect to the list of group companies, disclosures are given in note 27 to the consolidated accounts on pages 129 and 130.

DEBTORS

	€ million 2014	€ million 2013
Due within one year:
Loans to group companies(c)	3,801	3,120
Other amounts owed by group companies(c)	548	1,754
Other	78	86
Taxation	35	–

	4,462	4,960
Due after more than one year:
Loans to group companies(c)	782	–

	782	–

(c)	Amounts owed by group companies include balances with several group companies which are interest bearing at market interest rates and are unsecured and repayable on demand.

CASH AT BANK AND IN HAND

There was no cash at bank and in hand for which payment notice was required at either 31 December 2014 or 31 December 2013.

LIABILITIES

	€ million 2014	€ million 2013
Due within one year:
Other amounts owed to group companies(d)	20,423	21,593
Loans from group companies(d)	1,775	1,753
Bonds and other loans	3,777	1,044
Taxation and social security	–	15
Other	206	156

	26,181	24,561
Due after more than one year:
Bonds and other loans	789	1,780
Accruals and deferred income	7	17
Preference shares	68	68

	864	1,865

(d)	Amounts owed to group companies include balances with several group companies which are interest bearing at market interest rates and are unsecured and repayable on demand.

Creditors due after five years amount to €68 million (2013: €68 million) (Article 2:375.2 of the Dutch Civil Code).

CAPITAL AND RESERVES

	€ million 2014	€ million 2013
Company accounts Unilever N.V.	8,469	8,051
Unilever Group: shareholders’ equity	13,651	14,344

The equity of Unilever Group €13,651 million (2013: €14,344 million) includes the equity of the parent Unilever N.V. €8,469 million (2013: €8,051 million), the equity of parent Unilever PLC £1,247 million (2013: £2,065 million). The remaining difference arises from recognising investments in subsidiaries in the NV accounts at cost less any amounts written off to reflect a permanent impairment, not eliminating intra-group balances and transactions and not performing other consolidation procedures which are performed for the Unilever Group financial statements.

ORDINARY SHARE CAPITAL

The called up share capital amounting to €275 million consists of 1,714,727,700 NV ordinary shares and 2,400 NV ordinary special shares. These special shares numbered 1 to 2,400 are held by a subsidiary of NV and a subsidiary of PLC, each holding 50%. Further details are given in note 15A to the consolidated accounts on page 110. 153,681,322 (2013: 152,979,295) of the ordinary shares are held by Unilever N.V. (see disclosure ‘Other reserves’) and 247,675 (2013: 48,171) ordinary shares are held by other group companies.

SHARE PREMIUM ACCOUNT

The share premium shown in the balance sheet is not available for the issue of bonus shares and for repayment without incurring withholding tax payable by Unilever N.V.

Unilever Annual Report and Accounts 2014	Financial statements 133

NOTES TO THE COMPANY ACCOUNTS

UNILEVER N.V. CONTINUED

LEGAL RESERVE

In 2006 the NV ordinary shares were split in the ratio 3 to 1 and at the same time the share capital, previously denominated in Dutch guilders, was converted into euros. Due to rounding the new nominal value per share differs from the value expressed in Dutch guilders. As a result, the reported share capital issued at 31 December 2006 was €16 million lower than in 2005.

OTHER RESERVES

	€ million 2014	€ million 2013
1 January	(3,237)	(3,330)
Change during the year	(88)	93

31 December	(3,325)	(3,237)

Unilever N.V. holds 153,681,322 (2013: 152,979,295) of its own ordinary shares. These are included in other reserves.

PROFIT RETAINED

	€ million 2014	€ million 2013
1 January	10,977	10,872
Profit for the year	2,221	1,682
Dividends	(1,757)	(1,638)
Realised profit/(loss) on shares/certificates held to meet employee share options	44	50
Other charges	(2)	11

31 December	11,483	10,977

Unilever N.V. has approved the waiver by one of its subsidiaries of dividends receivable of €567 million in 2014. The profits for the year in that subsidiary are reduced by this amount.

Unilever N.V. has approved a transfer of assets being a receivable amounting to €2,929 million through a gift from a subsidiary of Unilever N.V. to a subsidiary of Unilever PLC.

PROVISIONS FOR LIABILITIES AND CHARGES

(EXCLUDING PENSIONS AND SIMILAR OBLIGATIONS)

	€ million 2014	€ million 2013
Deferred taxation	62	84
Other provisions	13	13

	75	97
Of which due within one year	9	9

At the balance sheet date, Unilever N.V. has unused tax credits amounting to €300 million (2013: €267 million) available for offset against future tax profits. Deferred tax assets have not been recognised for an amount of €300 million (2013: €267 million) as it is not probable that there will be future taxable profits against which the credits will be utilised.

NET PENSION LIABILITY

	€ million 2014	€ million 2013
Funded retirement (benefit)/liability	8	(1)
Unfunded retirement liability	109	101

	117	100

In respect of the key assumptions for the Netherlands, disclosures are given in note 4B to the consolidated accounts on pages 93 to 98.

CONTINGENT LIABILITIES

NV has issued joint and several liability undertakings, as defined in Article 2:403 of the Dutch Civil Code, for almost all Dutch group companies. These written undertakings have been filed with the office of the Company Registry in whose area of jurisdiction the group company concerned has its registered office.

Contingent liabilities are not expected to give rise to any material loss. They include guarantees given for group companies and joint guarantees with Unilever PLC and Unilever United States, relating to the long-term debt and commercial paper issued by Unilever PLC and/or Unilever Capital Corporation Inc. The fair value of such guarantees was not significant in either 2014 or 2013. The guarantees issued to other companies were immaterial.

REMUNERATION OF THE AUDITORS

For details of the remuneration of the auditors please refer to note 25 on page 128.

PROFIT FOR THE YEAR

	€ million 2014	€ million 2013
Company accounts Unilever N.V.	2,221	1,682

Unilever Group excluding non-controlling interest	5,171	4,842

The net profit of Unilever Group of €5,171 million (2013: €4,842 million) includes the net profit of parent Unilever N.V. €2,221 million (2013: €1,682 million) and the net profit of parent Unilever PLC £1,093 million (2013: £1,183 million). The remaining difference arises from the recognition in NV’s accounts of investments in subsidiaries at cost less any amounts written off to reflect a permanent impairment, intra-group balances and transactions are not eliminated and other consolidated procedures are not performed.

DIRECTORS’ REMUNERATION

Information about the remuneration of Directors is given in the tables noted as audited in the Directors’ Remuneration Report on pages 62 to 77, incorporated and repeated here by reference.

Information on key management compensation is provided in note 4A to the consolidated group financial statements on page 93.

EMPLOYEE INFORMATION

During 2014 16 employees were employed by Unilever N.V., of whom 15 worked abroad.

The Board of Directors

3 March 2015

134 Financial statements	Unilever Annual Report and Accounts 2014

FURTHER STATUTORY AND OTHER INFORMATION

UNILEVER N.V.

THE RULES FOR PROFIT APPROPRIATION IN THE ARTICLES OF ASSOCIATION (SUMMARY OF ARTICLE 38)

The profit for the year is applied firstly to the reserves required by law or by the Equalisation Agreement, secondly to cover losses of previous years, if any, and thirdly to the reserves deemed necessary by the Board of Directors. Dividends due to the holders of the Cumulative Preference Shares, including any arrears in such dividends, are then paid; if the profit is insufficient for this purpose, the amount available is distributed to them in proportion to the dividend percentages of their shares. Any profit remaining thereafter shall be distributed to the holders of ordinary shares in proportion to the nominal value of their respective holdings of ordinary shares. The General Meeting can only decide to make distributions from reserves on the basis of a proposal by the Board and in compliance with the law and the Equalisation Agreement.

PROPOSED PROFIT APPROPRIATION

	€ million 2014	€ million 2013
Profit for the year (available for distribution)	1,859	1,682
Dividend	(1,337)	(1,260)

To profit retained	522	422

CORPORATE CENTRE

Unilever N.V.

Weena 455

PO Box 760

3000 DK Rotterdam

The Netherlands

POST BALANCE SHEET EVENT

On 20 January 2015 the Directors announced a dividend of €0.285 per Unilever N.V. ordinary share. The dividend is payable from 11 March 2015 to shareholders registered at close of business on 6 February 2015.

SPECIAL CONTROLLING RIGHTS UNDER THE ARTICLES OF ASSOCIATION

See note 15 to the consolidated accounts on pages 109 to 113.

INDEPENDENT AUDITORS

A resolution will be proposed at the Annual General Meeting on 29 April 2015 for the appointment of KPMG Accountants N.V. as auditors of Unilever N.V. The present appointment will end at the conclusion of the Annual General Meeting.

Unilever Annual Report and Accounts 2014	Financial statements 135

RESPONSIBILITIES OF KPMG ACCOUNTANTS N.V.

This page sets out the responsibilities of KPMG Accountant N.V. as referred to in the audit opinion on pages 79 to 83.

OUR RESPONSIBILITIES FOR THE AUDIT OF THE FINANCIAL STATEMENTS

Our objective is to plan and perform the audit assignment in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.

Our audit has been performed with a high, but not absolute, level of assurance, which means we may not have detected all errors and fraud.

We have exercised professional judgement and have maintained professional skepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements.

Our audit included e.g.:

•	Identifying and assessing the risks of material misstatement of the financial statements, whether due to fraud or error, designing and performing audit procedures responsive to those risks, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;
•	Obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control;
•	Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;
•	Concluding on the appropriateness of management’s use of the going concern basis of accounting, and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the company to cease to continue as a going concern;
•	Evaluating the overall presentation, structure and content of the financial statements, including the disclosures; and
•	Evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant findings in internal control that we identify during our audit.

We provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not communicating the matter is in the public interest.

136 Financial statements	Unilever Annual Report and Accounts 2014

COMPANY ACCOUNTS

UNILEVER PLC

BALANCE SHEET

AS AT 31 DECEMBER

	£ million	£ million
	2014	2013
Fixed assets
Intangible assets	176	189
Investments in subsidiaries	8,372	8,115

	8,548	8,304

Current assets
Debtors due within one year	598	248
Liabilities due within one year	(7,256)	(6,081)

Net current assets/(liabilities)	(6,658)	(5,833)

Total assets less current liabilities	1,890	2,471

Liabilities due after more than one year	648	398

Provision for liabilities and charges (excluding pensions and similar obligations)	(5)	8

Capital and reserves	1,247	2,065
Called up share capital	41	41
Share premium account	94	94
Capital redemption reserve	11	11
Other reserves	(394)	(367)
Profit retained	1,495	2,286

Total capital employed	1,890	2,471

The financial statements on pages 137 to 139 were approved by the Board of Directors on 3 March 2015 and signed on its behalf by M Treschow and P Polman.

As permitted by Section 408 of the United Kingdom Companies Act 2006, an entity profit and loss account is not included as part of the published company accounts for PLC. Under the terms of Financial Reporting Standard 1 (revised 1996) ‘Cash Flow Statements’ (FRS 1), a cash flow statement is not included, as the cash flows are included in the consolidated cash flow statement of the Unilever Group.

ON BEHALF OF THE BOARD OF DIRECTORS

M Treschow

Chairman

P Polman

Chief Executive Officer

3 March 2015

Unilever Annual Report and Accounts 2014	Financial statements 137

NOTES TO THE COMPANY ACCOUNTS

UNILEVER PLC

ACCOUNTING INFORMATION AND POLICIES

BASIS OF PREPARATION

The accounts have been prepared on a going concern basis and in accordance with applicable United Kingdom accounting standards and the UK Companies Act 2006.

The accounts are prepared under the historical cost convention except for the revaluation of financial assets classified as ‘available-for-sale investments’ or ‘fair value through profit or loss’, and ‘derivative financial instruments’ in accordance with the accounting policies set out below which have been consistently applied.

ADOPTION OF FRS 101 IN 2015

In 2012, the FRC, being the standard setting body in the UK, published FRS 101 ‘Reduced Disclosure Framework’ which is available to qualifying entities that prepare their annual report and accounts under EU adopted IFRS (International Financial Reporting Standards). This outlines a reduced disclosure framework available to qualifying entities and all UK entities will be required to adopt this or an alternative standard in 2015.

Unilever PLC intends to prepare its accounts under FRS 101 for the first time in 2015. The consolidated accounts for the Group will continue to be prepared under full IFRS. The Board considers that it is in the best interests of the Group for Unilever PLC to adopt FRS 101 ‘Reduced Disclosure Framework’.

A shareholder or shareholders holding in aggregate 5% or more of the total allotted shares in Unilever PLC may serve objections to the use of the disclosure exemptions on Unilever PLC, in writing, to its corporate office (100 Victoria Embankment, London, EC4Y 0DY) not later than 30 June 2015 and, if so received, Unilever PLC may not use these disclosure exemptions.

ACCOUNTING POLICIES

The principal accounting policies are as follows:

INTANGIBLE ASSETS

Intangible assets comprise trademarks purchased after 1 January 1998 and are amortised in the profit and loss account over their expected useful lives of up to a maximum of 20 years. These assets are held at cost less accumulated amortisation. They are subject to review for impairment in accordance with United Kingdom Financial Reporting Standard 11 ‘Impairment of Fixed Assets and Goodwill’ (FRS 11). Any impairment is charged to the profit and loss account as it arises.

INVESTMENTS IN SUBSIDIARIES

Shares in group companies are stated at cost less any amounts written off to reflect a permanent impairment. Any impairment is charged to the profit and loss account as it arises.

FINANCIAL INSTRUMENTS

The company’s accounting policies under United Kingdom generally accepted accounting principles (UK GAAP), namely FRS 25 ‘Financial Instruments: Presentation’, FRS 26 ‘Financial Instruments: Measurement’ and FRS 29 ‘Financial Instruments: Disclosures’, are the same as the Unilever Group’s accounting policies under International Financial Reporting Standards (IFRS) namely IAS 32 ‘Financial Instruments: Presentation’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 7 ‘Financial Instruments: Disclosures’. The policies are set out under the heading ‘Capital and funding’ in note 15 to the consolidated accounts on pages 109 and 110. PLC is taking the exemption for financial instruments disclosures, because IFRS 7 disclosures are given in notes 15 to 18 to the consolidated accounts on pages 109 to 123.

DEFERRED TAXATION

Full provision is made for deferred taxation on all significant timing differences arising from the recognition of items for taxation purposes in different periods from those in which they are included in PLC accounts. Full provision is made at the rates of tax prevailing at the year end unless future rates have been enacted or substantively enacted. Deferred tax assets and liabilities have not been discounted.

SHARES HELD BY EMPLOYEE SHARE TRUSTS

Shares held to satisfy options are accounted for in accordance with UK GAAP, namely FRS 25 ‘Financial Instruments: Presentation’, FRS 20 ‘Share Based Payments’ and Urgent Issues Task Force abstract 38 ‘Accounting for ESOP Trusts’ (UITF 38). All differences between the purchase price of the shares held to satisfy options granted and the proceeds received for the shares, whether on exercise or lapse, are charged to other reserves.

DIVIDENDS

Under FRS 21 ‘Events after the Balance Sheet Date’, proposed dividends do not meet the definition of a liability until such time as they have been approved by shareholders at the Annual General Meeting. Therefore, we do not recognise a liability in any period for dividends that have been proposed but will not be approved until after the balance sheet date. This holds for external dividends as well as intra-group dividends paid to the parent company.

TAXATION

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous periods.

PROVISIONS

Provisions are recognised where a legal or constructive obligation exists at the balance sheet date, as a result of a past event, where the amount of the obligation can be reliably estimated and where the outflow of economic benefit is probable. Provisions are measured on the basis of the best estimate of the amounts required to settle the obligations at the balance sheet date. Unless indicated otherwise, provisions are stated at the face value of the expenditure expected to be required to settle the obligations.

FINANCIAL GUARANTEES

Where the Company enters into financial guarantee contracts to guarantee the indebtedness of other companies within its group, the Company considers these to be insurance arrangements and accounts for them as such. In this respect, the Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee.

138 Financial statements	Unilever Annual Report and Accounts 2014

NOTES TO THE COMPANY ACCOUNTS

UNILEVER PLC CONTINUED

INTANGIBLE ASSETS

	£ million	£ million
	2014	2013
1 January	189	166
Additions	–	44
Amortisation	(13)	(21)

31 December	176	189

INVESTMENTS IN SUBSIDIARIES

	£ million	£ million
	2014	2013

Shares in group companies(a)	8,372	8,115

(a)	Investments in subsidiaries include equity shares in Hindustan Unilever Limited, a subsidiary of the Group, with a cost of €2,197 million (2013: €2,197 million). The shares are listed on the Bombay Stock Exchange and had a market value of €8,594 million (2013: €6,222 million) at 31 December 2014. The carrying value of the investments is supported by their underlying net assets.

DEBTORS

	£ million	£ million
	2014	2013
Due within one year:
Amounts due from group companies(b)	569	198
Taxation and social security	26	45
Other	3	5

	598	248

(b)	Amounts due from group companies include balances with several group companies which are interest bearing at market interest rates and are unsecured and repayable on demand.

LIABILITIES

	£ million	£ million
	2014	2013
Due within one year:
Amounts due to group companies(c)	7,245	5,162
Bonds and other loans(d)	–	907
Accruals and deferred income	11	11
Other	–	1

	7,256	6,081
Due after more than one year:
Bonds and other loans(e)	648	398

(c)	Amounts due to group companies include balances with several group companies which are interest bearing at market interest rates and are unsecured and repayable on demand.
(d)	This included a €350 million 4% note issued in 2009 which matured in December 2014 and commercial paper.
(e)	This includes a €400 million 4.75% note issued in 2009 maturing in June 2017 (year-end value amortised cost €398 million) and a €250 million 2.0% note issued in 2014 maturing December 2018 (year-end value amortised cost €249 million).

PROVISIONS FOR LIABILITIES AND CHARGES

(EXCLUDING PENSIONS AND SIMILAR OBLIGATIONS)

	£ million	£ million
	2014	2013
Deferred taxation	(5)	7
Other provisions	–	1

	(5)	8

Of which due within one year	–	1

ORDINARY SHARE CAPITAL

The called up share capital amounting to €41 million (2013: €41 million) consists of 1,310,156,361 (2013: 1,310,156,361) PLC ordinary shares and 100,000 (2013: 100,000) PLC deferred stock. 50% of the deferred stock of Unilever PLC are held by N.V. Elma – a subsidiary of Unilever N.V. and 50% owned by United Holdings Limited – a subsidiary of Unilever PLC. Further details are given in note 15 to the consolidated accounts on pages 109 to 113.

OTHER RESERVES

The own ordinary shares held by PLC amount to 27,750,464 (2013: 26,696,994) and are included in Other reserves.

	£ million	£ million
	2014	2013
1 January	(367)	(381)
Movements in shares	(27)	14

31 December	(394)	(367)

PROFIT RETAINED

	£ million	£ million
	2014	2013
1 January	2,286	2,231
Profit for the year	1,093	1,183
Other movements(f)	(721)	17
Dividends paid(g)	(1,163)	(1,145)

31 December	1,495	2,286

(f)	Further details are given in note 24 to the consolidated accounts on page 128.
(g)	Further details are given in note 8 to the consolidated accounts on page 103.

CONTINGENT LIABILITIES

Contingent liabilities are not expected to give rise to any material loss. They include guarantees given for group companies and joint guarantees with Unilever N.V. and Unilever United States, relating to the long-term debt and commercial paper issued by Unilever N.V. and/or Unilever Capital Corporation Inc. The fair value of such guarantees was not significant in either 2014 or 2013. The guarantees issued to other companies were immaterial.

REMUNERATION OF AUDITORS

The parent company accounts of Unilever PLC are required to comply with The Companies (Disclosure of Auditor Remuneration) Regulations 2005. Auditors’ remuneration in respect of Unilever PLC is included within the disclosures in note 25 on page 128.

PROFIT APPROPRIATION

	£ million	£ million
	2014	2013
Profit for the year (available for distribution)	1,093	1,183
Dividends(h)	(876)	(883)

To profit retained	217	300

(h)	The dividend to be paid in March 2015 (see post balance sheet event) is not included in the 2014 dividend amount.

POST BALANCE SHEET EVENT

On 20 January 2015 the Directors announced a dividend of €0.2177 per Unilever PLC ordinary share. The dividend is payable from 11 March 2015 to shareholders registered at close of business on 6 February 2015.

Unilever Annual Report and Accounts 2014	Financial statements 139

INDEX

Our Annual Report and Accounts is in two parts; for pages 1 to 40 please refer to Our Strategic Report and for pages 41 to 139 please refer to this Governance and Financial Report.

Accounting policies	88-89
Acquisitions	31-35, 125-126
Americas, The	10, 91, 93, 104-105
Annual General Meetings	40, 45, 60-62
Asia/AMET/RUB	91, 93, 104, 105
Associates	84, 87, 90-91, 106-107, 127, 128
Audit Committee	43, 56-57
Auditors	48, 56-57, 79-83, 128, 134-136, 139
Balance sheet	33, 86, 131, 137
Biographies	54-55
Board committees	41
Board remuneration	62-77
Boards	2-3, 41-43

Brand and marketing investments	92

Brands	10
Capital expenditure	105
Cash	119-121
Cash flow	33, 87
Categories	10, 32, 90
Cautionary statement	Inside back cover
Chairman	2, 41-43, 45, 54
Chief Executive Officer	4-6, 54
Commitments	124-125

Company accounts, statutory and other information	131-139

Compensation Committee	38, 62-77
Comprehensive income	84, 96, 102
Contingent liabilities	124-125, 134, 139
Core earnings per share	31, 35, 102
Core operating margin	7, 31-33, 35
Core operating profit	31-32, 35
Corporate governance	41-48
Corporate responsibility	58-59

Corporate Responsibility Committee	41, 58-59

Deferred tax	100-101, 132, 138
Depreciation	92, 105-106
Directors’ responsibilities	78
Disposals	31-35, 125-126
Diversity	7, 48, 61
Dividends	40, 103, 132, 138
Earnings per share	31, 84, 102
Employees	25-27, 48, 93
Equalisation Agreement	41
Equity	85, 111
Europe	91, 93, 104-105
Exchange rates	88
Executive Directors	41-43, 54, 65-77
Finance and liquidity	34, 114-116
Finance costs and income	99
Financial assets	119-121
Financial calendar	40
Financial instruments	114-123
Financial liabilities	109, 112-113
Financial review	31-35
Foods	10, 19, 32, 90, 105
Free cash flow	7, 33, 35
Geographies	10, 91, 93, 104
Goodwill	103-105

Gross profit	92
Group structure	88
Home Care	10, 21, 32, 90
Impairment	90, 92, 104-105
Income statement	31, 84
Innovation	2, 8-9, 14
Intangible assets	103-105, 132, 138

International Financial Reporting Standards	88

Inventories	107
Joint ventures	84, 87, 90-91, 106-107, 127, 130
Key management	93
Key performance indicators	7, 31-32, 34-35
Leases	124-125
Legal proceedings	125
Market capitalisation	33
Net debt	35

Nominating and Corporate Governance Committee	41-42, 60-61

Non-core items	90-92
Non-Executive Directors	3, 39, 41-43, 45, 54, 60-61, 74-75
Non-GAAP measures	34-35
Operating costs	92
Operating profit	31, 84, 90-92
Outlook	6
Payables	108

Pensions and similar obligations	93-98

Personal Care	10, 18, 32, 90
Post balance sheet events	128, 135, 139

Preference shares and dividends	40, 99, 112

Principal group companies	129-130

Property, plant and equipment	105-106

Provisions	123
Receivables	107-108
Refreshment	10, 20, 32, 90
Related-party transactions	127
Research and development	8-9, 14, 18, 23, 92, 109
Reserves	85, 117, 139
Restructuring	123
Revenue recognition	90

Risk management and control	36-37, 46-49, 50-53, 57

Risks	36-37, 49-53
Segment information	32, 90-91
Share-based payments	98-99
Share capital	43-46, 110, 133, 139
Shareholders	28-30, 44-46
Share registration	40
Staff costs	93
Strategy	14
Taxation	100-102, 132-133, 138-139
Total shareholder return	76
Treasury	109-121
Turnover	84, 90-91
Underlying volume growth	7, 31-32, 35
Underlying sales growth	7, 31-32, 34

Unilever Leadership Executive	6, 55

Voting	43, 45
Website	40

140	Unilever Annual Report and Accounts 2014

CAUTIONARY STATEMENT

This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group’s Annual Report on Form 20-F for the year ended 31 December 2014 and the Annual Report and Accounts 2014. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

This document is not prepared in accordance with US GAAP and should not therefore be relied upon by readers as such. The Group’s Annual Report on Form 20-F for 2014 is separately filed with the US Securities and Exchange Commission and is available on our corporate website www.unilever.com.

In addition, a printed copy of the Annual Report on Form 20-F is available, free of charge, upon request to Unilever, Investor Relations Department, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom.

This report comprises regulated information within the meaning of Sections 1:1 and 5:25c of the Act on Financial Supervision (“Wet op het financieel toezicht (Wft)”) in the Netherlands.

The brand names shown in this report are trademarks owned by or licensed to companies within the Unilever Group.

References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, the Annual Report and Accounts 2014 or Annual Report on Form 20-F with the exception of the explanations and disclaimers which can be accessed via KPMG’s website: www.kpmg.com/uk/auditscopeukco2014b, which is incorporated into the Auditor’s Report in the Annual Report and Accounts 2014 as if set out in full.

Designed and produced by Unilever Communications in conjunction with Addison Group at www.addison-group.net.

Printed at Pureprint Group, ISO 14001. FSC® certified and CarbonNeutral®.

This document is printed on Amadeus 100% Recycled Silk and Offset. These papers have been exclusively supplied by Denmaur Independent Papers which has offset the carbon produced by the production and delivery of them to the printer.

These papers are 100% recycled and manufactured using de-inked post-consumer waste. All the pulp is bleached using an elemental chlorine free process (ECF). Printed in the UK by Pureprint using its alcofree® and pureprint® environmental printing technology. Vegetable inks were used throughout. Pureprint is a CarbonNeutral® company. Both the manufacturing mill and the printer are registered to the Environmental Management System ISO 14001 and are Forest Stewardship Council® (FSC) chain-of-custody certified.

If you have finished with this document and no longer wish to retain it, please pass it on to other interested readers or dispose of it in your recycled paper waste. Thank you.

FOR FURTHER INFORMATION ABOUT UNILEVER, PLEASE VISIT OUR WEBSITE:

WWW.UNILEVER.COM

BRINGING SANITATION TO THE WORLD'S POOREST CONSUMERS

In India around 600 million people, like Saritadevi (pictured*), do not have access to a toilet in their house, leaving them no choice but to use local fields. Unilever is committed to helping 25 million people gain improved access to a toilet by 2020, by promoting the benefits of using clean toilets and making toilets accessible.

We are working with multiple partners, including UNICEF, to create sustainable approaches to better sanitation by promoting good hygiene practices to improve the health and well-being of communities and helping to create demand for access to toilets.

We are also working with Water & Sanitation for the Urban Poor (WSUP) to develop innovative sanitation businesses and promote hygiene communications to millions of the poorest consumers in Ghana, Bangladesh, Kenya and Zambia.

And we are providing support through the Domestos Toilet Academy, a market-based model that improves sanitation in India and Vietnam. By the end of 2014 there were ten Domestos Toilet Academies open, eight in India and two in Vietnam. The Academies train entrepreneurs to form businesses supplying, installing and maintaining hygienic toilets. The initiative will train 250 entrepreneurs and supply 51,000 toilets by the end of 2015.

*The photograph of Saritadevi was taken for WSUP by Atul Loke.

UNILEVER N.V.
Head Office and Registered Office
Weena 455, PO Box 760
3000 DK Rotterdam
The Netherlands
T +31 (0)10 217 4000
F +31 (0)10 217 4798

Commercial Register Rotterdam
Number: 24051830

UNILEVER PLC
Head Office
100 Victoria Embankment
London EC4Y 0DY
United Kingdom
T +44 (0)20 7822 5252
F +44 (0)20 7822 5951

Registered Office
Unilever PLC
Port Sunlight
Wirral
Merseyside CH62 4ZD
United Kingdom

Registered in England and Wales
Company Number: 41424

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

Unilever N.V.
(Registrant)

/s/ T. E. Lovell
T. E. LOVELL, Group Secretary

Date: 6 March 2015